Form 10-K/A, Exhibit 13
period 1995-10-31
MICROLOG CORP
filed 1996-02-29
CIK 792094

Exhibit 13
            Annual Report to Shareholders for the fiscal year ended
                                October 31, 1994


To Our Shareholders and Friends:

Fiscal year 1995 was a very exciting and productive year for your Company. We successfully accomplished most of our primary plan objectives for the year. These included paying off our bank mortgage on our corporate headquarters building from operating funds, meeting target revenue and profitability, shipping our new UNIX product Intela, both domestically and internationally, introducing our first new standard voice processing application into the commercial market, maintaining high product quality through our ISO 9001 accreditation, and increasing our performance analysis services revenue.

Financial Performance: The Company generated $1.5 million in operating income on consolidated net revenues of $22.4 million. These are record results for the Company. We aggressively managed operating costs and inventory to reduce costs of goods sold to 58% of net revenues. Revenue per voice processing employee averaged approximately $168,000 for the year. With the payoff of our outstanding mortgage, the Company's balance sheet has been strengthened. The Company has in place a $2 million line of credit and is expecting to close on an additional $1 million loan agreement to provide working capital for the future.

Market Focus: Government - Our government voice processing business enjoyed an excellent year as approximately 65% of voice processing revenues were generated from government customers. Of particular note was the acceptance by one of our major customers, the Internal Revenue Service, of our new Intela voice processing system. It is Microlog's successful implementation of the IRS' Voice Balance Due (VBD) application which has helped to initiate a completely new way for the IRS to collect money owed to the government without traditional labor intensive collection efforts. The IRS plans to introduce this application in its larger call centers in 1996. Additionally, our government group secured the largest single system order for our Intela system at the end of fiscal 1995. This system, which is able to handle over 900 simultaneous callers, will allow taxpayers to check the status of important tax related information associated with income tax filing over the Internet.

Market Focus: Commercial - Although our planned transition to take full advantage of commercial voice processing opportunities continues to take longer than we would like, our year-over-year revenue from commercial customers increased 64%. Late in fiscal 1995, we introduced our first standard commercial "off the shelf" application - "Retail Solution". Initially, this product targeted retail pharmacies for use with prescription renewals. By fiscal year end, we had installed or had orders for approximately 200 units, and have since received our first significant order for this product. We are optimistic that this market segment, with over 60,000 pharmacies in North America, offers growth potential for fiscal 1996 and beyond. We anticipate new applications being introduced in fiscal 1996.

Market Focus: International - Global demand for voice processing applications continues to increase. During fiscal 1995, we entered into distribution agreements with two new international partners in the Middle East Alpha Data in the United Arab Emirates and Gulf Resources in Kuwait. By year end, we were in the final stages of new arrangements with several additional partners. During the year, our major European OEM partner, Philips Communications Systems B.V. of The Netherlands, introduced Microlog's new UNIX voice processing product, Intela, in six European countries. Philips generated some initial orders from certain accounts that offer significant potential for additional business over the next few years. In the Asia-Pacific region, we installed a 120 line system at a prestigious customer's site that offers potential for future expansion.

Market Focus: Performance Analysis - Despite the reduction in defense-related spending, our Old Dominion Systems Incorporated of Maryland (ODSM) subsidiary continued to perform well, generating $8.3 million in revenue, up $.2 million from the prior year. During the year, we were successful in adding new contracts, as well as increasing the level of work authorized under existing contracts, from the Johns Hopkins University Applied Physics Laboratory (APL), the Company's principal customer for performance analysis services. Of special note is ODSM'S award of a continuation contract from APL for a base period of one year with two one year option years that is valued at $4.4 million over the next 3 years.

Quality Focus: Fiscal 1995 was your Company's first full year operating under the most stringent International Standards Organization (ISO) accreditation, ISO 9001. The ISO processes, with the accompanying procedures that we have in place, enable us not only to consistently deliver very high quality products, but also to accelerate our new product development activity. ISO provides the internal discipline associated with designing, developing, manufacturing, and supporting our voice processing products which, when coupled with our sound financial controls, enables us to better manage the Company. These controls and disciplines underscore our commitment to delivering value to our customers, shareholders, and employees. We are proud to announce that we received recertification of ISO 9001 in November 1995.

Future Directions: Microlog turned a corner in fiscal 1995. We now believe we have the product, procedures, organizational depth, and commitment to expand your Company in the market segments where we compete. Management is solidly determined to creating value for our customers, employees, and shareholders alike.

We would like to expressly thank our dedicated employees for their loyalty and commitment to excellence and our sincere appreciation to our distributors and business partners. A special thank you is extended to our customers for their continued commitment to our Company and products. Lastly, we welcome our new customers, VAR's, and shareholders to the Microlog family.




Richard A. Thompson                                     Joe J. Lynn
President and Chief Operating Officer                   Chief Executive Officer

              Microlog: Building A Strong Foundation for the Future

During 1995 -- a banner year for  Microlog -- we  generated  record  revenues of
$22.4 million, representing a 20% increase over 1994. This performance demonstrates our ability to grow in line with the voice processing market, which is also currently growing at approximately 20% per year. On the international front, we continued to expand our global presence by recruiting additional distribution partners. Here at home, our UNIX-based Intela voice processing systems helped increase our government business and our new Retail Solution product aided our entry into major commercial voice response market segments.

Intela:  UNIX Voice Processing Platform Becomes Flagship Product

Our Intela product is of critical importance to Microlog's future growth, both here and abroad. For this reason, we devoted considerable resources to adding features and functionality to the product in order to further enhance its marketability.

Intela is our Graphical User Interface ("GUI") based interactive information response ("IIR") platform designed to run multiple voice processing applications simultaneously. It is based on a Pentium hardware platform utilizing a UNIX operating system. Intela is capable of supporting over 1000 voice/data telecommunication lines or "ports", meeting even the most demanding call volume requirements. Intela also has a non-proprietary open architecture which enables us to incorporate emerging technologies quickly and to more easily interface with customers' various telecommunications and networking equipment. In addition, Intela supports a wide range of international features including the localization of user screens and software.

In addition to adding text-to-speech ("TTS") and international digital network protocol support, we incorporated multilingual continuous speech recognition, enhanced telephone switch support, support for additional databases, and Analog Display Services Interface ("ADSI") support -- a protocol allowing our IIR system to display text on an ADSI screen phone. We also added a number of call center enhancements designed to enable call centers, such as collection agencies and credit card companies, to effectively manage high call volumes.

With  these   enhancements  in  place,  we  feel  that  the  Intela  product  is well-positioned for strong performance in both domestic and international markets.

Retail Solution:  Major Commercial Market Segment Targeted With New Product Line

During 1995, we also dedicated development efforts to the "Retail Solution" product line, which was designed and manufactured specifically for the retail pharmacy industry.

The Retail Solution offers multiple voice processing applications designed to improve operations and increase profits at retail pharmacies. These applications include the Automated Prescription Refill System ("APRS(R)"), Prescription Ready, Photo Ready, the ProNouncer(R), Call Routing, and Voice Messaging. These Retail Solution applications are designed to improve productivity and reduce costs, while increasing sales. All applications run on a single voice processing platform capable of accommodating additional applications as they are introduced.

In North America, over 60,000 retail pharmacy outlets fill 2 billion prescriptions annually; approximately two-thirds -- or 1.3 billion -- of these prescriptions are refills. The APRS improves the efficiency and reduces the cost of the prescription refill process for pharmacies. Customers can place their refill orders 24 hours a day by entering their prescription information via telephone. By using the APRS, pharmacies free their staff to spend more time consulting with customers, thereby helping to improve customer service and store loyalty.

Prescription Ready and Photo Ready help improve pharmacy cash flow by placing reminder phone calls to customers who have not picked up their prescription orders or their processed film, and the ProNouncer(R) is Microlog's digital in-store automated announcement system. Call Routing helps improve staff productivity by answering incoming lines and automatically directing callers to the desired store department while avoiding the need for a human operator. All applications in the Retail Solution are available in multiple languages, support the Telecommunication Device for the Deaf ("TDD") interface for the hearing impaired, and are available separately or combined into a single system. The Retail Solution is available running under both DOS and UNIX operating system software.

Our development of the Retail Solution product line is consistent with plans to transition our voice processing business increasingly to commercial markets, specifically to those markets that we believe offer profitable growth opportunities. During 1996, we will continue to develop and launch new applications that focus on commercial market segments with strong potential.

VCS 3500:  Broad Functionality Continues to Help Drive Sales

The VCS 3500 Interactive Voice Response ("IVR") platform continued to perform well in 1995. Historically a strong IVR product, especially in the government sector, the VCS 3500 was significantly enhanced with an eye toward expansion into the commercial sector. In fact, a number of the basic systems underlying the Retail Solution were based on VCS 3500 functionality.

We won several significant VCS 3500 contracts in 1995, including an $800,000 order to upgrade sixty-five VCS 3500 systems at U.S. Immigration and Naturalization Service (INS) offices around the country. These systems drive the INS "Ask Immigration" hotline, enabling callers to gain access to bilingual immigration information 24 hours a day, seven days a week. Today, Microlog systems handle over seven million calls annually and 90% of the callers get the information they need through the "Ask Immigration" system, without the need of a human operator.

Microlog also patented two new VCS 3500 features in 1995: the Language Switch, which makes it possible to run up to 24 different languages, including TDD, concurrently on a system and Release Line Trunking ("RLT"), which, for example, makes it possible for a single operator to serve several remote sites.

CallStar:  New Markets Opened Abroad

CallStar is our full featured voice mail/automated attendant product. CallStar remains a reliable and affordable voice processing product. As demand for traditional voice mail products in developing nations increased, we were able to expand CallStar's presence abroad, particularly in the Far East.

International Business Significantly Increased

In 1995, international revenues grew by more than 45%. We attribute this success to the quality of our international distribution partners and to the flexibility of our voice processing solutions. Throughout the year, we focused on adding international functionality to our voice processing solutions -- from text-to-speech in multiple languages, to support of international Integrated Services Digital Network ("ISDN") protocols.

In 1994, we were proud to announce the signing of Philips Communications Systems B.V. of The Netherlands to a non-exclusive OEM distribution agreement to market and support the Intela product line, in a number of European and Asian-Pacific markets.

During 1995, we continued to identify other high-quality international partners to distribute our voice processing solutions.

1996 and Beyond

One goal for 1996 is to expand our international markets and to offer new application solutions to commercial and government sectors. To aid this expansion, we intend to continue to add additional international global features for the Intela product, as well as adding support for Computer Telephone Integration ("CTI"), additional database support, Internet, and network management capabilities.

MICROLOG SUBSIDIARY

Old Dominion Systems Incorporated of Maryland

Providing Professional Business Services For Nearly 25 Years

Microlog provides defense-oriented technical support and administrative services to U.S. Government prime contractors through its subsidiary Old Dominion Systems Incorporated of Maryland (ODSM). ODSM is instrumental in the development and evaluation of submarine-based strategic missile systems, undersea sonar systems, mobile communications networks, and space-qualified systems associated with the Ballistic Missile Defense Organization.

Old Dominion Systems Incorporated of Maryland increased its revenue to $8.3 million, up from $8.1 million in 1994. ODSM's comprehensive technical capabilities include software development life cycle support, data management support, systems engineering and integration, computer operations and user support, and information management services for both government and commercial organizations.


Microlog Corporation

Consolidated Statements of Operations

                                                                           Year Ended October 31,
---------------------------------------------------------------------------------------------------------------------
                                                                1993                1994                1995
---------------------------------------------------------------------------------------------------------------------
Net sales:
    Products                                               $10,848,391        $  7,856,759         $  9,905,239
    Services                                                 9,949,932          10,812,003           12,480,404
---------------------------------------------------------------------------------------------------------------------
        Total net sales                                     20,798,323          18,668,762           22,385,643
---------------------------------------------------------------------------------------------------------------------

Costs and expenses:
    Cost of products                                         4,387,830           5,760,284            4,746,581
    Cost of services                                         7,715,575           8,625,581            8,173,060
    Selling, general and administrative                      6,132,231           7,005,470            6,373,764
    Research and development                                 1,511,753           1,643,850            1,591,895
    Restructuring costs                                             --             550,258                   --
---------------------------------------------------------------------------------------------------------------------

        Total costs and expenses                            19,747,389          23,585,443           20,885,300
---------------------------------------------------------------------------------------------------------------------

Income (loss) from operations                                1,050,934          (4,916,681)           1,500,343

Investment income                                               65,135              38,244               24,078
Interest expense                                              (143,943)           (137,416)            (112,244)
Other  (expense) income, net                                   (15,092)             55,046               (5,046)
---------------------------------------------------------------------------------------------------------------------

Income (loss) before income taxes
    and extraordinary item                                      957,034         (4,960,807)           1,407,131

Provision for income taxes                                      470,255             23,234               20,000
---------------------------------------------------------------------------------------------------------------------

Income (loss) before extraordinary item                         486,779         (4,984,041)           1,387,131

Extraordinary item - tax benefit from
    utilization of net operating
    loss carryforward                                           433,000                 --                  --
---------------------------------------------------------------------------------------------------------------------

Net income (loss)                                            $  919,779        $(4,984,041)         $ 1,387,131
---------------------------------------------------------------------------------------------------------------------

Per common share:
   Primary:
      Income (loss) before extraordinary item                $     0.12        $     (1.29)         $      0.34
      Extraordinary item                                           0.11                --                   --
---------------------------------------------------------------------------------------------------------------------
Net income (loss)                                            $     0.23        $     (1.29)         $      0.34
---------------------------------------------------------------------------------------------------------------------

   Fully diluted:
      Income (loss) before extraordinary item                $     0.12        $     (1.29)         $      0.34
      Extraordinary item                                           0.10                --                   --
---------------------------------------------------------------------------------------------------------------------
Net income (loss)                                            $     0.22        $     (1.29)         $      0.34
---------------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.


Microlog Corporation

Consolidated Balance Sheets
                                                                                          October 31,
-----------------------------------------------------------------------------------------------------------------
                                                                                1994                     1995
-----------------------------------------------------------------------------------------------------------------
Assets
Current assets:
   Cash and cash equivalents                                                $ 1,166,194             $    922,763
   Receivables                                                                2,617,337                2,948,538
   Receivable from related party                                                 70,237                   97,622
   Inventories                                                                  882,184                1,436,889
   Other current assets                                                         157,590                  110,365
------------------------------------------------------------------------------------------------------------------

   Total current  assets                                                      4,893,542                5,516,177

Fixed assets, net                                                             2,941,925                3,006,528
Licenses, net                                                                   638,095                  523,810
Other assets                                                                    365,286                  232,491
Goodwill, net                                                                   217,131                  146,710
------------------------------------------------------------------------------------------------------------------

   Total assets                                                             $ 9,055,979             $  9,425,716
------------------------------------------------------------------------------------------------------------------

Liabilities and Stockholders' Equity
Current liabilities:
   Current portion of long-term debt                                        $ 1,463,818             $     45,455
   Accounts payable                                                           1,083,970                1,388,122
   Accrued compensation and related expenses                                  1,634,278                2,103,316
   Other accrued expenses                                                     1,415,480                1,230,310
------------------------------------------------------------------------------------------------------------------

   Total current liabilities                                                  5,597,546                4,767,203

Long-term debt                                                                   45,456                       --
Deferred officers' compensation                                                 269,218                  269,218
Other liabilities                                                               394,865                  227,641
------------------------------------------------------------------------------------------------------------------

   Total liabilities                                                          6,307,085                5,264,062
------------------------------------------------------------------------------------------------------------------

Mandatorily redeemable common stock,
   102,857 shares issued, redeemable at $2.1875 per share                       225,000                       --
------------------------------------------------------------------------------------------------------------------

Commitments and contingencies

Stockholders' equity:
   Serial preferred stock, $.01 par value,
      1,000,000 shares authorized, no shares issued                                  --                       --
   Common stock, $.01 par value, 10,000,000 shares
      authorized, 4,379,511 and 4,507,968 shares issued                          43,795                   45,079
   Capital in excess of par value                                            14,765,999               15,015,344
   Treasury stock, at cost, 601,870 shares                                   (1,176,537)              (1,176,537)
   Accumulated deficit                                                      (11,109,363)              (9,722,232)
------------------------------------------------------------------------------------------------------------------

   Total stockholders' equity                                                 2,523,894                4,161,654
------------------------------------------------------------------------------------------------------------------
   Total liabilities and stockholders' equity                               $ 9,055,979             $  9,425,716
------------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.


Microlog Corporation

Consolidated Statements of Changes in Stockholders' Equity



                                          Serial        Common Stock      Capital In  Treasury Stock
                                      Preferred Stock                      Excess of                       Accumulated
                                    Shares  Par Value  Shares   Par Value  Par Value   Shares    Cost       Deficit        Total
-----------------------------------------------------------------------------------------------------------------------------------

Balance as of October 31, 1992        --       --    4,338,699  $43,387  $14,715,192  301,870   $(520,287)  $(7,045,101) $7,193,191

  Settlement of Genesis Electronics
    Corporation acquisition escrow    --       --           --       --           --  300,000    (656,250)          --     (656,250)

  Issuance of common stock            --       --       33,962      339       43,463       --          --           --      43 ,802

  Net income for the year ended
    October 31, 1993                  --       --           --       --           --       --          --       919,779     919,779
-----------------------------------------------------------------------------------------------------------------------------------

Balance as of October 31, 1993        --       --    4,372,661   43,726   14,758,655  601,870  (1,176,537)   (6,125,322)  7,500,522

  Issuance of common stock            --       --        6,850       69        7,344       --          --            --       7,413

  Net loss for the year ended
    October 31, 1994                  --       --           --       --           --       --          --    (4,984,041) (4,984,041)
-----------------------------------------------------------------------------------------------------------------------------------

Balance as of October 31, 1994        --       --    4,379,511   43,795   14,765,999  601,870  (1,176,537)  (11,109,363)  2,523,894

  Issuance of common stock            --       --       25,600      256       25,373       --          --            --      25,629

  Release of mandatorily
    redeemable common stock           --       --      102,857    1,028      223,972       --          --            --     225,000

  Net income for the year ended
    October 31, 1995                  --       --           --       --           --       --          --     1,387,131   1,387,131
-----------------------------------------------------------------------------------------------------------------------------------

Balance as of October 31, 1995        --       --    4,507,968  $45,079  $15,015,344  601,870 $(1,176,537)  $(9,722,232) $4,161,654
-----------------------------------------------------------------------------------------------------------------------------------
See accompanying notes to consolidated financial statements.


Microlog Corporation

Consolidated Statements of Cash Flows

                                                                         Year Ended October 31,
                                                            1993                    1994                1995
--------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
     Net income (loss)                                      $   919,779        $(4,984,041)         $1,387,131
     Adjustments to reconcile net income (loss)
       to net cash provided by (used in) operating activities:
         Depreciation                                         1,128,656            879,046             474,537
         Deferred officers' compensation                         33,000             18,000                  --
         Amortization of goodwill and licensing agreement       271,364            274,713             184,706
         Loss on disposition of fixed assets                     19,653             18,544               2,869
         Changes in assets and liabilities:
             Receivables                                       (637,520)         1,433,393            (358,586)
             Inventories                                        304,595          1,042,768            (554,705)
             Other current assets                                19,927            (78,595)             47,225
             Accounts payable                                     6,842            307,894             304,152
             Accrued compensation and related expenses          287,338             43,751             469,038
             Other accrued expenses                          (1,254,806)           729,378            (352,394)
---------------------------------------------------------------------------------------------------------------
     Net cash provided by (used in) operating activities      1,098,828           (315,149)          1,603,973
----------------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
     Purchases of fixed assets                                 (630,954)          (487,103)           (543,159)
     Proceeds from sale of fixed assets                           3,000             65,638               1,150
     Sale or maturity of investments                            604,550                 --                  --
     Purchase of licenses                                      (275,000)                --                  --
     Other assets                                                (7,592)          (212,155)            132,795
--------------------------------------------------------------------------------------------------------------
     Net cash used in investing activities                     (305,996)          (633,620)           (409,214)
---------------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
     Issuance of common stock                                    29,490              7,413              25,629
     Reduction of long-term debt                               (411,530)          (505,244)         (1,463,819)
---------------------------------------------------------------------------------------------------------------
     Net cash used in financing activities                     (382,040)          (497,831)         (1,438,190)
----------------------------------------------------------------------------------------------------------------
Net (decrease) increase in cash and cash equivalents            410,792         (1,446,600)           (243,431)
Cash and cash equivalents at beginning of year                2,202,002          2,612,794           1,166,194
----------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                    $ 2,612,794        $ 1,166,194          $  922,763
================================================================================================================

See accompanying notes to consolidated financial statements.

Microlog Corporation

Notes to Consolidated Financial Statements

Note 1: Basis of Presentation and Major Customers


The accompanying consolidated financial statements include the accounts of Microlog Corporation and its wholly-owned subsidiaries (collectively, the Company). All intercompany transactions have been eliminated.



Microlog Corporation of Maryland, a subsidiary, designs, assembles, markets, and services customized voice processing systems and other communications products. Old Dominion Systems Incorporated of Maryland, a subsidiary, is engaged in providing performance analysis of certain major weapons systems and related data processing support to the Federal Government through prime contractors.


A summary of information about the Company's operations by business segment is as follows:




                                                                        Year Ended October 31,
----------------------------------------------------------------------------------------------------------
                                                                 1993            1994               1995
----------------------------------------------------------------------------------------------------------
                                                                           (Amounts in thousands)

Net sales:
         Voice processing systems and other
            communications products                             $13,337          $10,574           $14,089
         Performance analysis and
            support services                                      7,461            8,095             8,297
----------------------------------------------------------------------------------------------------------
         Net sales                                              $20,798          $18,669           $22,386
----------------------------------------------------------------------------------------------------------
Income (loss) from operations:
         Voice processing systems and other
            communications products                             $   536          $(5,363)          $   795
         Performance analysis and
            support services                                        515              446               705
----------------------------------------------------------------------------------------------------------
         Income (loss) from operations                          $ 1,051          $(4,917)          $ 1,500
----------------------------------------------------------------------------------------------------------
Identifiable assets:
         Voice processing systems and other
            communications products                             $ 8,838          $ 4,968           $ 6,383
         Performance analysis and
            support services                                      2,203            1,785               683
         Buildings for common use                                 2,398            2,303             2,360
----------------------------------------------------------------------------------------------------------
         Identifiable assets                                    $13,439          $ 9,056           $ 9,426
----------------------------------------------------------------------------------------------------------


                                                                             Year Ended October 31,
----------------------------------------------------------------------------------------------------------
                                                                   1993             1994              1995
----------------------------------------------------------------------------------------------------------
                                                                           (Amounts in thousands)

Capital expenditures:
         Voice processing systems and other
            communications products                              $  621             $459              $531
         Performance analysis and
            support services                                          1               13                 2
         Buildings for common use                                     9               15                10
----------------------------------------------------------------------------------------------------------
         Capital expenditures                                    $  631             $487              $543
----------------------------------------------------------------------------------------------------------
Depreciation expense:
         Voice processing systems and other
            communications products                              $  917             $781              $358
         Performance analysis and
            support services                                          4                5                 6
         Buildings for common use                                   208               93               111
----------------------------------------------------------------------------------------------------------
         Depreciation expense                                    $1,129             $879              $475
----------------------------------------------------------------------------------------------------------


Approximately 36%, 32%, and 38% of the Company's consolidated net sales for fiscal 1993, 1994, and 1995, respectively, involved the sale of voice processing systems and other communications products to the Federal Government.

Approximately 6%, 4%, and 6% of the Company's consolidated net sales for fiscal 1993, 1994, and 1995, respectively, involved the export of voice processing systems and other communications products to foreign countries.

Approximately 36%, 43%, and 37% of the Company's consolidated net sales for fiscal 1993, 1994, and 1995, respectively, involved performance analysis and support services subcontracts with prime contractors to the U.S. Navy. These contracts have been extended to various dates in fiscal 1996, 1997, and 1998.

The Company extends credit to its customers and billings are made in accordance with contract terms.

Note 2: Summary of Accounting Policies

Revenue Recognition

Sales of products and services are recognized at the time deliveries are made or services are performed.

Contract revenues are recognized on the percentage of completion basis for fixed-price contracts. Revenues are recorded to the extent costs have been incurred for cost-plus-fixed-fee contracts, including a percentage of the fixed fee computed in accordance with the contract provisions. Revenues for time and materials contracts are recognized at negotiated hourly rates as incurred and as materials are delivered. Provisions for losses on contracts in progress are provided when, in the opinion of management, such losses are anticipated. Certain contracts are subject to audit and possible adjustment by the Federal Government. Contract costs have been examined and settled through fiscal 1992.

Cash Equivalents and Investments

The Company considers all liquid investments with an original maturity of less than three months to be cash equivalents. Cash equivalents and investments consist of U.S. treasury bills, certificates of deposit, repurchase agreements, (which are collateralized by securities issued or guaranteed by the U.S. Treasury), and municipal bonds, at cost, which approximates market. The Company has not experienced any losses on its investments.

Inventories

Inventories are stated at the lower of cost, determined on the first-in first-out method, or market.

Fixed Assets

Fixed assets are recorded at cost and depreciated on a straight-line basis for financial reporting purposes and accelerated methods for income tax purposes.

Intangible Assets

Licenses are recorded at cost and amortized on a straight-line basis over the expected benefit periods. Accumulated amortization at October 31, 1994 and 1995 was $161,905 and $276,190, respectively.

Goodwill arising from the purchase described in Note 3 is amortized on a straight-line basis over seven years.

Costs incurred in basic research and development are expensed as incurred. The Company has determined that the process of establishing technological feasibility with its new products is completed approximately upon the release of the products to its customers. Accordingly, software development costs are expensed as incurred.

Warranty Reserve

Normal product warranty for service and repairs is generally provided for 90 days to two years, subsequent to delivery. Based on experience, the Company has accrued expenses related to warranty obligations.

Net Income (Loss) Per Share

Net income (loss) per common share is computed by dividing net income (loss) for the period by the weighted average number of shares outstanding, adjusted for the effect of common stock equivalents arising from the assumed exercise of stock options, if dilutive. Primary weighted average number of shares outstanding for the years ended October 31, 1993, 1994, and 1995 were 4,065,000, 3,877,029 and 4,066,705, respectively. Fully diluted weighted average number of shares outstanding for the years ended October 31, 1993, 1994, and 1995 were 4,116,000, 3,877,029, and 4,066,705, respectively.


Note 3:  Acquisition of Genesis Electronics Corporation

On November 29, 1990, the Company acquired Genesis Electronics Corporation (Genesis), a voice mail provider for small to medium sized businesses, located in Rancho Cordova, California. Pursuant to the merger agreement, the Company issued 675,000 shares of its common stock valued at approximately $1,477,000, paid $500,000 in cash to the Genesis shareholders, and incurred transaction costs totaling $450,000. Of the merger consideration, $250,000 and 300,000 shares of common stock were deposited into an escrow account to satisfy possible purchase price reductions and contract indemnities. The shares held in escrow were considered to be outstanding shares for financial reporting purposes through March 15, 1993. On March 16, 1993, the Company reached an agreement with shareholders of Genesis to settle certain price reductions and contract indemnities. Under the settlement agreement, the $250,000 of cash (plus accrued interest) was released from escrow to the Genesis shareholders and the Company received back the 300,000 shares of Microlog stock. The Company recorded the 300,000 shares as treasury stock at a cost of $656,250, reduced goodwill by $484,930, and reduced an outstanding indemnity receivable by $171,320.

The acquisition has been accounted for as a purchase. The excess of the purchase price over the fair value of net assets acquired totaled $715,000, as adjusted. This amount is being amortized on a straight-line basis over seven years. Accumulated amortization as of October 31, 1994 and 1995 was $498,315, and $568,736, respectively.

Note 4: Receivables

Receivables consist of the following:


                                                            October 31,
                                                        1994          1995
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

Customer accounts receivable                       $ 2,552,228      $ 2,996,413
Contract retention                                      71,306           78,742
Accumulated unbilled costs and fees                    226,884           40,594
-------------------------------------------------------------------------------
                                                     2,850,418        3,115,749
Less: Allowance for doubtful accounts                 (233,081)        (167,211)
-------------------------------------------------------------------------------
                                                   $ 2,617,337      $ 2,948,538
-------------------------------------------------------------------------------

Note 5:  Inventories

Inventories consist of the following:


                                           October 31,
------------------------------------------------------------
                                      1994          1995
------------------------------------------------------------
Components and finished goods    $ 1,726,615    $ 1,999,192
Work-in-process                      300,263        492,312
------------------------------------------------------------
                                   2,026,878      2,491,504
Less: Reserve for obsolescence    (1,144,694)    (1,054,615)
------------------------------------------------------------
                                 $   882,184    $ 1,436,889
------------------------------------------------------------

During the third quarter of fiscal 1994, the Company adjusted its reserve for obsolete inventory by approximately $1.1 million. The Company discontinued manufacturing the CINDI line of voice processing products in January 1992. The demand for replacement parts has declined more rapidly than expected, and the Company believes such demand will continue to decline. As a result, the Company reserved $375,000 for the CINDI product line. In addition, the introduction of the Company's VCS Intela product in March 1994 and the switch from 386 CPU's to 486/Pentium CPU's in the Company's voice processing products made it necessary to reserve $762,000 for its VCS 3500 product line to reflect inventory at the lower of cost or market.

Note 6: Fixed Assets

Fixed assets consist of the following:


                                                          October 31,
----------------------------------------------------------------------------
                                                     1994           1995
----------------------------------------------------------------------------
Buildings                                        $ 2,523,100    $ 2,532,567
Land                                                 520,000        520,000
Office furniture, equipment and capital leases     3,229,416      3,621,890
Vehicles                                              34,772         23,642
Leasehold improvements                                52,702        211,021
----------------------------------------------------------------------------
                                                   6,359,990      6,909,120
Less:  Accumulated depreciation                   (3,418,065)    (3,902,592)
----------------------------------------------------------------------------
                                                 $ 2,941,925    $ 3,006,528
----------------------------------------------------------------------------

Estimated useful lives are as follows:

    Buildings                                                     30-40 years
    Office furniture, equipment and vehicles                        3-7 years
    Capital leases and leasehold improvements            Shorter of estimated
                                                    useful life or lease term


Depreciation expense during fiscal 1993, 1994, and 1995 includes capital lease amortization of approximately $100,000, $52,000, and $0, respectively.

Note 7: Accrued Expenses


Accrued expenses consist of the following:

                                                    October 31,
-------------------------------------------------------------------
                                                 1994        1995
-------------------------------------------------------------------
Accrued restructuring costs                 $  345,936   $  184,615
Accrued warranty and deferred maintenance      490,750      695,369
Other                                          578,794      350,326
-------------------------------------------------------------------
                                            $1,415,480   $1,230,310
-------------------------------------------------------------------

Note 8:  Debt

In December 1995, the Company entered into a new line of credit facility with a bank. The Company can borrow up to 70% of its eligible receivables to a maximum of $2,000,000. The line of credit bears interest at the bank's prime rate plus 1.25% and contains a 1/2 of 1% commitment fee on the average unused portion of the line and a loan origination fee of $10,000. The line of credit subjects the Company to a number of restrictive covenants, including a requirement to maintain a minimum consolidated tangible net worth, a ratio of total liabilities to tangible net worth, and a current ratio. There are restrictions on merger or acquisitions, payment of dividends, and certain restrictions on additional borrowings.

The Company is currently negotiating a loan agreement with the same bank for an additional $1,000,000 for working capital. The agreement will be secured by the Company's building and will bear interest at the bank's prime rate plus 0.5% and contains a 0.5% fee on the average unused portion of the loan. This loan agreement will contain the same restrictive covenants as the $2 million line of credit.

From July 1, 1993 through December 13, 1995, the Company had no line of credit facility. From January 1, 1992 through June 30, 1993, the Company maintained a $1,000,000 revolving credit facility, bearing interest at prime, with any borrowed amounts collateralized by depository accounts held by the bank. The Company could borrow up to 95% of the collateralized balance. No amounts were drawn on this credit facility.

On October 31, 1995, the Company paid the remaining balance of $839,000 of its mortgage loan, which had an interest rate at the bank's prime rate plus two and one half percent, on its Corporate Headquarters. The Company was in default under its mortgage loan covenants and received waivers from its bank of these covenants through October 31, 1995. In connection with these waivers, the maturity date of the loan was accelerated by agreement with the bank to September 30, 1994. The bank subsequently extended the due date of the mortgage until December 31, 1994, in return for which the Company paid an extension fee of 1% of the mortgage note balance at September 30, 1994 and $50,000 payments on October 15, 1994, November 15, 1994, and December 15, 1994. The Company obtained an additional extension of the due date of the mortgage note until June 30, 1995. This extension required the Company to pay additional principal payments of $37,500 per month from February 1995 through June 1995. The Company obtained an additional extension of the due date of the mortgage note until October 31, 1995. This extension required the Company to pay an additional $40,000 of principal at closing plus a $20,000 principal payment on October 15, 1995. The remaining balance of $839,000 was paid on October 31, 1995.

Long-term debt consists of the following:

                                                                        October 31,
---------------------------------------------------------------------------------------------
                                                                 1994                 1995
---------------------------------------------------------------------------------------------
Note payable secured by building                             $1,282,000           $     --
Term note, non-interest bearing, due in quarterly
  installments of $45,455 through January 1996 (Note 10)        227,274              45,455
----------------------------------------------------------------------------------------------
                                                              1,509,274              45,455
Less:  Current portion                                       (1,463,818)            (45,455)
----------------------------------------------------------------------------------------------
Long-term debt                                               $   45,456           $      --
---------------------------------------------------------------------------------------------

Note 9: Restructuring of Operations

During the third quarter of both fiscal 1992 and 1994, the Company restructured and consolidated its voice processing operations and incurred restructuring charges of $1,280,000 and $550,258, respectively. Approximately $980,000 of the restructuring charge in fiscal 1992 related to leased facilities which were in excess of the Company's needs. The fiscal 1994 restructuring included approximately $224,000 for the severance costs of 23 employees, $62,000 associated with the closing of a sales office, $165,000 associated with the remaining expense of a consulting contract with the Company's former chief executive officer, and $99,000 associated with fixed assets. At October 31, 1995, the Company had accrued current liabilities and other liabilities associated with the 1992 and 1994 restructurings of $168,000 and $70,000, respectively.

The following table sets forth the Company's restructuring reserves for the years ended October 31, 1993, 1994 and 1995.


                                                                Restructuring Reserves
                                                                ----------------------
                                        Employee        Asset
                                       Separations     Writedowns   Facilities     Other            Total
-------------------------------------------------------------------------------------------------------------
Total 1992 restructuring
      of operations loss                 $300,000       $100,000     $820,000     $ 60,000        $1,280,000
Cash payments                            (249,231)            --     (521,838)     (60,000)         (831,069)
Non-cash items                                 --       (100,000)          --           --          (100,000)
-------------------------------------------------------------------------------------------------------------
Reserve balance, October 31, 1993          50,769             --      298,162           --           348,931
Total 1994 restructuring
      of operations loss                  223,987         98,908       62,493      164,870           550,258
Cash payments                            (185,717)            --     (110,522)     (22,482)         (318,721)
Non-cash items                                 --        (67,702)          --           --           (67,702)
-------------------------------------------------------------------------------------------------------------
Reserve balance, October 31, 1994          89,039         31,206      250,133      142,388           512,766
Cash payments                            $(89,039)            --      (75,244)     (89,929)         (254,212)
Non-cash items                                 --        (20,804)          --           --           (20,804)
-------------------------------------------------------------------------------------------------------------
Reserve balance, October 31, 1995              --       $ 10,402     $174,889     $ 52,459        $  237,750
-------------------------------------------------------------------------------------------------------------

Note 10: Commitments and Contingencies

Compensation Arrangements

In February 1988, the Company entered into non-contributory deferred compensation contracts with three officers, which concluded on January 1, 1993. The general provisions of the contracts called for the Company to make payments to the employees over ten years subsequent to their retirement. The amount of such payments was based on $72,000 aggregate annual deferred compensation (limited to certain minimum net income levels under the original five year contracts) plus interest at prime rates through the individual employee's retirement date. Effective April 30, 1991, one of these individuals retired from the Company and elected to receive his deferred compensation over the ten year period. As of May 1, 1991, the Company ceased making contributions and accumulating interest to his deferred compensation contract. The Company has expensed $31,000, $545, and $0, in fiscal 1993, 1994, and 1995, respectively.

In addition to the existing deferred compensation contracts, the Company has an executive deferred bonus plan which permits the Company, at the discretion of the Board of Directors, to make deferred bonus awards to key employees based on their performance, not to exceed 15 percent of the participant's compensation, plus interest at the prime interest rate. Amounts awarded become vested at the end of the fourth fiscal year following the award. The Company has expensed $2,000, $773 and $0, of interest expense in fiscal 1993, 1994, and 1995, respectively, for these bonuses. No bonuses were granted in fiscal 1993, 1994, or 1995.

The Company is a party to employment agreements, expiring in 1996 and 1998, with several of its executive officers. Under certain conditions, these individuals will be entitled to receive lump sum or monthly payments which aggregate approximately $1,060,000.

Operating Lease Obligations

The Company has obtained the use of certain facilities and other equipment through noncancellable operating leases, which expire in various years through 1999. Minimum future noncancellable operating lease payments as of October 31, 1995 are as follows:

                                                           Operating Leases
         -----------------------------------------------------------------------
         Year Ending October 31,     Gross            Sublease           Net
         -----------------------------------------------------------------------
              1996               $   552,951         $(277,848)     $   275,103
              1997                   552,547          (277,848)         274,699
              1998                   546,637          (180,600)         366,037
              1999                   323,798                --          323,798
         ----------------------------------------------------------------------
                                  $1,975,933         $(736,296)      $1,239,637
         =======================================================================

As of October 31, 1995, the Company has reserves of $342,000 for the remaining net operating lease obligation of $698,000 associated with its Rancho Cordova facility. Rent expense under noncancellable operating lease agreements in fiscal 1993, 1994, and 1995 was approximately $223,000, $225,000, and $267,000 (net of sublease income of $97,000, $278,000, and $278,000), respectively.

Legal

Microlog and its  subsidiaries,  Microlog  Corporation of Maryland,  and Genesis
Electronics Corporation, were sued in February 1991 in the United States District Court for the Northern District of Texas by VMX, Inc., ("VMX") and Dytel Corporation ("Dytel"). The lawsuit alleged nonpayment of royalties owed under a license granted by VMX to Genesis with respect to certain voice mail technology and infringement by all three defendant corporations of certain patents involving call processing technology held by VMX and/or Dytel. VMX and Dytel were seeking an accounting of royalties allegedly owed under the Genesis agreement and were seeking an injunction and an accounting with respect to the alleged infringement of the call processing technology patents.

On May 24, 1993, Microlog and its subsidiaries reached a settlement with VMX and Dytel. Under the terms of the settlement, the litigation was dismissed with prejudice and the products of Microlog's subsidiaries, Microlog Corporation of Maryland, and Genesis Electronics Corporation, are fully licensed under VMX's and Dytel's voice mail and automatic call processing patents. Microlog and its subsidiaries paid VMX $275,000 upon execution of the settlement documents and issued to VMX $225,000 of Microlog common stock (102,857 shares) which is subject to redemption as discussed in Note 11. Additionally, Microlog and its subsidiaries will pay to VMX $500,000 in eleven quarterly installments starting on July 31, 1993. As of October 31, 1995, ten installments had been made. One final payment of $45,455 is due in January 1996.

Of the settlement amount, $444,704 was attributed to the receipt by Microlog of Maryland and Genesis of a fully paid voice mail license, and $555,296 was attributed to a license under VMX and Dytel automatic call processing patents. Microlog's subsidiaries also will pay annual license maintenance fees of $120,000 to VMX under the call processing patents, with the patent expiring in 2007. Microlog of Maryland and Genesis will receive a credit against future license maintenance fees equal to 12% of the purchase price paid for products purchased from Rhetorex, a wholly-owned subsidiary of VMX. The Company recorded the new licenses at a cost of $800,000 and is amortizing the costs over seven years (See Note 16).

The Company is subject to other litigation from time to time arising from its operations and receives occasional letters alleging infringement of patents owned by third parties. Management believes that such litigation and claims are without merit and will not have a material effect on the Company's financial position or results of operations.

Note 11: Mandatorily Redeemable Common Stock

In accordance with the settlement discussed in Note 10, the Company issued to VMX 102,857 shares of Microlog common stock with a market value at the date of issuance of $225,000. Under certain conditions, the Company was required to repurchase any such shares held by VMX at April 30, 1996 at a price of $2.1875 per share. On July 26, 1995, VMX sold all of these shares in the open market, releasing the Company from its obligation to purchase these shares.

Note 12: Stock Option Plans

The Company has two incentive stock option plans. Under the first plan, the Company may grant options to Directors and employees to purchase up to 750,000 shares of common stock at not less than fair market value at the time of grant. Under the second plan, which was adopted by the Board of Directors in 1995, subject to shareholder approval, the Company may grant options to employees to purchase up to 1,000,000 shares of common stock at not less than fair market value at the time of grant. Additional information with respect to the incentive stock option activity is summarized in the following table:



                                               Number                           Option Amount
                                            of Shares                  Per Share             Total
----------------------------------------------------------------------------------------------------
Shares under option, October 31, 1992         458,500              $1.00-5.00           $   750,125
Options granted                               144,800               1.00-3.75               413,300
Options canceled                              (73,790)              1.00-2.75              (132,085)
Options exercised                             (21,910)              1.00-1.50               (29,490)
----------------------------------------------------------------------------------------------------
Shares under option, October 31, 1993         507,600               1.00-5.00             1,001,850
Options granted                                36,750               1.00-2.38                39,938
Options canceled                             (103,750)              1.00-5.00              (308,494)
Options exercised                              (6,850)              1.00-2.25                (7,413)
----------------------------------------------------------------------------------------------------
Shares under option, October 31, 1994         433,750               1.00-5.00               725,881
Options granted                               587,167               1.00-4.38             1,877,943
Options canceled                              (85,785)              1.00-2.38              (144,648)
Options exercised                             (25,600)              1.00-1.13               (25,629)
----------------------------------------------------------------------------------------------------
Shares under option, October 31, 1995         909,532              $1.00-5.00           $ 2,433,547
----------------------------------------------------------------------------------------------------

Options granted under the plans vest at various dates from immediately to ratably over five years. As of October 31, 1995, options available for granting were 498,958, and granted options for purchasing 318,650 shares, at prices ranging from $1.00 to $5.00 per share, were exercisable.

The Company also has reserved 50,000 shares for issuance outside these plans as stock options or stock bonuses to key employees. These shares may be granted at such times and under such terms as the Board of Directors may determine. No grants or issuances had been made as of October 31, 1995.

Additionally, the Company maintains a non-employee director stock option plan. Under this plan, which was amended in December 1995, the Company may grant up to 125,000 shares, subject to shareholder approval, at not less than the fair market value at the time of grant. Options are fully exercisable upon granting. Non-statutory options for 61,000 shares have been granted with an exercise price of $1.375 to $6.75. As of October 31, 1995, options available for granting were 14,000.

The Company has also issued stock options to non-employee consultants outside of the above plans. Options for 48,000 shares have been granted with an exercise price of $1.00 to $2.9375. Options granted vest immediately to ratably over three years. Compensation expense associated with these options was not material.

Note 13: Income Taxes

On November 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 109 (FAS109), Accounting for Income Taxes. The adoption of FAS 109 changes the Company's method of accounting for income taxes from the deferred method (APB 11) to an asset and liability approach. Previously, the Company deferred the past tax effects of timing differences between financial reporting and taxable income. The asset and liability approach requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. There was no material cumulative effect from the adoption of FAS 109.


The provision for income taxes in fiscal 1993, 1994, and 1995 consists of:


                                                      Year Ended October 31,
-------------------------------------------------------------------------------
                                                   1993       1994       1995
-------------------------------------------------------------------------------
Income taxes payable                            $ 37,255   $ 23,234   $ 20,000
Deferred income taxes                               --         --         --
Tax effect of net operating loss carryforward    433,000       --         --
-------------------------------------------------------------------------------
                                                $470,255   $ 23,234   $ 20,000
-------------------------------------------------------------------------------

Microlog and its subsidiaries file a consolidated Federal income tax return. The provision for income taxes recorded in fiscal 1993 contains a charge in lieu of Federal and state income taxes that would be required to be paid had the Company not been able to utilize its net operating loss carryforwards. The tax benefit for fiscal 1993 of $433,000 ($.11 per share) resulting from such utilization is shown as an extraordinary item in the consolidated statement of operations.

Income  taxes  payable in fiscal 1993 and 1994  related to state  income  taxes.
Income taxes payable in fiscal 1995 relate to state income taxes and the alternative minimum tax for Federal income tax.

A reconciliation of the statutory Federal tax rate to the Company's effective tax rate is as follows:

                                          Year Ended October 31,
                                          1993    1994     1995
-----------------------------------------------------------------
Statutory Federal tax rate (benefit)     34.0%  (34.0%)   34.0%
State income taxes, net of
  Federal tax benefit                     5.7    (5.0)     5.0
Benefit not recorded due to
  net carryforward position                --    36.0       --
Utilization of net operating loss          --      --    (42.6)
Goodwill amortization                     7.6     3.2      4.4
Other                                     1.8      .3       .6
-----------------------------------------------------------------
                                         49.1%    0.5%     1.4%
-----------------------------------------------------------------

Deferred tax (liabilities) assets are comprised of the following:





                                            October 31,
                                       1994           1995
--------------------------------------------------------------
Inventory                        $    (9,364    $      --
--------------------------------------------------------------
Gross deferred tax liabilities        (9,364)          --
Accounts receivable reserve           90,902         65,212
Inventory reserves                   488,363        360,257
Accrued vacation and benefits        131,967        175,148
Warranty reserves                     20,573         52,553
Restructuring reserves               288,914        160,781
Deferred compensation                109,638        104,995
Deferred revenues                    170,820         95,444
Sales returns                         45,047         21,304
Other                                118,221        145,606
Loss carryforwards                 4,005,061      3,750,602
--------------------------------------------------------------
Gross deferred tax assets          5,469,506      4,931,902
Valuation allowance               (5,460,142)    (4,931,902)
--------------------------------------------------------------
Net deferred income taxes        $     --       $      --
--------------------------------------------------------------

The net change in the valuation allowance for deferred tax assets was a decrease of $528,240 during the year and relates primarily to utilization of loss carryforwards, as well as reversal of other temporary differences.

Approximately $9.6 million of tax loss carryforwards and $156,000 of research and development tax credits can be utilized by the Company through 2008 and 2007, respectively. If certain substantial changes in the Company's ownership should occur, there would be an annual limitation on the amount of the carryforwards which can be utilized.

Note 14: Related Party Transactions

During fiscal 1993, 1994, and 1995, the Company sold products and services aggregating $1,799,924, $426,725, and $110,986, respectively, to American Computer and Electronics Corporation (American Computer), of which a former member of the Company's Board of Directors is an executive officer. The Company's former Chief Executive Officer, who is a member of the Company's Board of Directors, was a member of American Computer's Board of Directors. At October 31, 1995, $97,622 was due from this related party.

Note 15: Pension and Profit Sharing Plans

The parent and its subsidiaries have a defined contribution pension plan covering all employees. After the employee completes one-year of service, the plan provides for annual contributions by the Company equal to 6% of the employee's annual earnings, excluding bonuses and commissions. The Company's contributions to the plan vest after a five-year period. Effective for the period September 1, 1991 through July 31, 1993, the Board of Directors reduced the contribution rate to 1% of each employee's annual earnings for all companies except Old Dominion Systems Incorporated of Maryland. Employees may also make voluntary contributions to the plan up to a maximum of 10% of their annual earnings. In accordance with the plan, unvested amounts relating to terminated employees with a break in service greater than one year are credited against pension contributions by the Company. Such forfeitures amounted to $115,000, $115,000, and $111,000 in fiscal 1993, 1994, and 1995, respectively. It is the Company's policy to fund pension cost accrued. Net expense of the plan was approximately $199,000, $331,000, and $365,000 in fiscal 1993, 1994, and 1995, respectively.

The Company also maintains a 401(k) profit sharing plan and trust. The plan allows for employees to contribute up to 10% of gross salary. The Company matches 50% of employee contributions not exceeding 4% of eligible salary. Effective for the period September 1, 1991 through January 31, 1993, the matching contributions were suspended for all companies except Old Dominion Systems Incorporated of Maryland. Total expense of the plan was approximately $67,000, $145,000, and $138,000 in fiscal 1993, 1994, and 1995, respectively.

Note 16: Supplemental Cash Flow Information

The Company paid cash for interest expense and income taxes as follows:

                    Year Ended October 31,
---------------------------------------------
                 1993       1994       1995
---------------------------------------------
Interest       $123,100   $137,400   $112,243
Income taxes   $ 40,800   $ 31,500   $ 23,234

During fiscal 1993, the Company issued 12,052 shares of Common Stock as payment for deferred officers' compensation totaling $14,312. No shares were issued in fiscal 1994 or 1995.

As discussed in Note 10, in 1993, the Company purchased patent licenses from VMX and Dytel in conjunction with the settlement of related litigation as follows:

Cash paid                    $ 275,000
New term note payable          500,000
Common stock issued            225,000
Existing VMX license           125,000
Existing term note payable    (161,759)
Accrued royalties             (163,241)
---------------------------------------
Licenses acquired            $ 800,000
---------------------------------------

As discussed in Note 11, in 1995, the Company was released from its obligation to repurchase common stock from VMX, when all of the 102,857 shares were sold by VMX in the open market. As a result, the Company's liability to VMX of $225,000 was credited to stockholders' equity in the consolidated balance sheet.

Note 17: Selected Quarterly Financial Data (Unaudited)

The following table presents unaudited quarterly operating results and the price range of common stock for the Company's last eight fiscal quarters.




                                             Jan. 31,         April 30,         July 31,          Oct. 31,
                                                 1994              1994             1994              1994
----------------------------------------------------------------------------------------------------------
Net sales                                 $4,095,399        $4,421,370       $4,290,151         $5,861,842
Gross margin                               1,148,579         1,101,994         (182,852)         2,215,176
Income (loss) from operations               (950,309)         (966,065)      (3,343,347)           343,040
Net income (loss)                           (976,190)         (948,976)      (3,379,685)           320,810
   Per common share:                          $(0.25)           $(0.24)          $(0.87)             $0.08
----------------------------------------------------------------------------------------------------------

Stock prices
      High                                    $3.750            $2.625           $1.500              $1.00
      Low                                      2.375             1.000            0.875               0.50
----------------------------------------------------------------------------------------------------------
                                             Jan. 31,         April 30,         July 31,          Oct. 31,
                                                 1995              1995             1995              1995
----------------------------------------------------------------------------------------------------------

Net sales                                  $5,428,806       $5,306,899       $5,555,881         $6,094,057
Gross margin                                2,092,901        2,297,968        2,418,972          2,656,161
Income from operations                        263,844          302,691          361,692            478,929
Net income                                    263,844          302,691          361,692            458,929
   Per common share:                            $0.07            $0.08            $0.09              $0.11
----------------------------------------------------------------------------------------------------------

Stock prices
     High                                  $     1.50       $    1.813       $    3.375         $    5.125
     Low                                         0.50            0.875            1.250              2.750
----------------------------------------------------------------------------------------------------------

                        REPORT OF INDEPENDENT ACCOUNTANTS
                        ---------------------------------


           To the Board of Directors and Stockholders
           Microlog Corporation


           In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of changes in stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Microlog Corporation and its subsidiaries at October 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended October 31, 1995, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.





           Price Waterhouse LLP
           Washington, DC
           December 22, 1995
           ---------------------------------------------------------------------

Management's Discussion and Analysis of
Financial Condition and Results of Operations

The following table sets forth for the fiscal periods indicated the percentage of net sales represented by certain items reflected in the Company's consolidated statements of operations and the percentage change in these items from the prior fiscal period.


                                                                                             Period-to-Period
                                                                                            Percentage Changes
                                                     Percentage of Net Sales
                                                     Year Ended October 31,                  1993          1994
                                                                                              to            to
                                                       1993      1994         1995           1994          1995
                                                    --------------------------------         ------------------
Net sales:
  Voice processing                                  64.1%        56.6%         62.9%        (20.7%)       33.2%
  Performance analysis                              35.9%        43.4%         37.1%          8.5%         2.5%
                                                   --------------------------------
  Total net sales                                  100.0%       100.0%        100.0%        (10.2%)       19.9%
                                                    -------------------------------
Costs and expenses:
  Cost of sales                                     58.2%        77.1%         57.7%         18.9%        10.2%)
  Selling, general and administrative               29.5%        37.5%         28.5%         27.9%        (9.0%)
  Research and development                           7.3%         8.8%          7.1%          8.7%        (3.2%)
  Restructuring costs                                0.0%         2.9%          0.0%        100.0%      (100.0%)
                                                    -------------------------------
  Total costs and expenses                          95.0%       126.3%         93.3%         19.4%       (11.4%)
                                                    -------------------------------
Investment and other income
  and (expense), net                                (0.4%)       (0.3%)        (0.4%)        53.0%       111.2%
                                                    --------------------------------
Income (loss) before income taxes
  and extraordinary item                             4.6%       (26.6%)         6.3%       (618.4%)      128.4%
                                                    --------------------------------
Provision for income taxes                           2.3%         0.1%          0.1%        (95.1%)      (13.9%)
                                                    --------------------------------
Income (loss) before extraordinary item              2.3%       (26.7%)         6.2%      (1123.9%)      127.8%
                                                    --------------------------------
Extraordinary item                                   2.1%         0.0%          0.0%          0.0%         0.0%
                                                    --------------------------------
Net income (loss)                                    4.4%       (26.7%)         6.2%       (641.9%)      127.8%
                                                    ===============================



Results of Operations

The Company had net income of $1.4 million ($.34 per share) for the fiscal year ended October 31, 1995. By comparison, the Company incurred a net loss of $5.0 million ($1.29 per share) for the fiscal year October 31, 1994, and had a net income of $920,000 ($.23 per share) for the fiscal year ended October 31, 1993. The improvement in earnings in fiscal 1995 was primarily attributable to a significant increase in voice processing net sales and a restructuring of the Company's voice processing operations in the third quarter of fiscal 1994, bringing costs more in line with sales.

On October 31, 1995, the Company paid the remaining balance of $839,000 of its mortgage loan on its Corporate Headquarters. This repayment resolved the Company's difficulties under that loan, including non-compliance with certain mortgage loan covenants and indications from the bank that it was no longer willing to extend the maturity date of the loan. The Company has since entered into a new line of credit facility with another bank under which it can borrow up to 70% of its eligible accounts receivable to a maximum of $2,000,000. The Company is currently negotiating an additional $1,000,000 loan agreement with the same bank, which will be secured by the Company's building. See "Liquidity and Capital Resources".

Net Sales

Net sales for fiscal 1995 were $22.4 million, which represented an increase of 20% from net sales in fiscal 1994. Net sales for fiscal 1994 were $18.7 million, which represented a decrease of 10% as compared to $20.8 million of net sales in fiscal 1993. The increase in fiscal 1995 and the decrease in net sales during fiscal 1994 are primarily attributable to changes in voice processing net sales.

Voice Processing Net Sales

The Company's voice processing net sales increased 33% in fiscal 1995 to $14.1 million, compared to $10.6 million in fiscal 1994. The increase in net sales during fiscal 1995 resulted from a increase of 26% in voice processing product sales, and by an increase of 54% in product support and services sales. The increase in product sales is primarily attributable to an increase in sales to government customers ($3.6 million), which the Company believes is primarily due to the attractiveness to government customers of the Company's Intela and VCS 3500 products, to an increase in sales to commercial customers ($0.7 million) of the Company's new Retail Solution products, and to an increase in sales to international customers ($0.4 million).

The Company's voice processing net sales decreased 21% in fiscal 1994 from $13.3 million in fiscal 1993. The decline in net sales during fiscal 1994 resulted from a decrease of 28% in voice processing product sales offset by an increase of 9% in product support and services sales. The decline in product sales is primarily attributable to decreases in sales of the Company's VCS 3500 products to large multiple unit customers and to international customers.

In 1995, sales to the Company's 10 largest customers accounted for 73% of voice processing sales. The ten largest customers in fiscal 1993 accounted for 73% of voice processing sales. By contrast, sales to these customers in fiscal 1994 accounted for only 50% of voice processing sales.

Net sales of voice processing product support and support services increased 54% in fiscal 1995 to $4.2 million, compared to $2.7 million in fiscal 1994. Product support and services net sales in fiscal 1993 were $2.5 million. The increase in service sales in fiscal 1995 is primarily attributable to an increase in the base of systems covered by maintenance contracts, as well as an increase in the applications used by the Federal Government.

During fiscal 1995, approximately $9.6 million (68% of voice processing net sales and 43% of consolidated net sales) were in the government sector. This compares to $5.9 million (56% of voice processing net sales and 32% of consolidated net sales) for fiscal 1994 and $7.6 million (57% of voice processing net sales and 36% of consolidated net sales) for fiscal 1993. Traditionally the government market segment has been a strong one for the Company. The increase in sales to government agencies resulted principally from increased sales of the Company's Intela and VCS 3500 products to the Internal Revenue Service and for applications such as Voice Balance Due (VBD) and Refund Inquiry.

Sales to commercial customers increased 69% to $1.6 million (12% of voice processing net sales) in fiscal 1995. By comparison, sales to commercial customers were $1.0 million (9% of voice processing net sales) in fiscal 1994 and $1.1 million (8% of voice processing net sales) in fiscal 1993. Commercial sales increased in fiscal 1995 primarily as a result of increased sales of the Company's Retail Solution product. The Retail Solution product offers multiple voice processing applications designed to improve operations at retail pharmacies.

International voice processing sales increased 49% to $1.3 million (9% of voice processing net sales) in fiscal 1995. This compares to $.8 million (8% of voice processing net sales) in fiscal 1994 and $1.2 million (9% of voice processing net sales) in fiscal 1993. The increase in international sales is the result of the addition of third party resellers of the Company's products such as
Communication & Network Systems PTE, Ltd. of Singapore and Philips Communications Systems B.V. of The Netherlands. The Company is actively pursuing additional third party resellers of the Company's products.

The Company is pursuing a strategy that it believes will increase sales in its voice processing division. This strategy includes the introduction of additional features that will enhance the global marketability of Intela, pursuit of large government procurements, marketing of its Retail Solution product, development of new applications solutions for commercial markets, and expansion of third party distributors in the US, Europe, Asia, and the Far East. Microlog believes that technological improvements to its products and development of new applications are essential if the Company is to increase its voice processing revenues. The Company believes that its Intela Interactive Information Response ("IIR") system is gaining acceptance in government, commercial and international markets and the Company expects Intela to pass the VCS 3500 as its principal product in percent of sales.

As of October 31, 1995, the Company had a backlog of existing orders for voice processing systems totaling $3.7 million. The backlog, as of October 31, 1994, was also $3.7 million. The Company has experienced fluctuations in its backlog at various times during the past two fiscal years attributable primarily to the seasonality of governmental purchases. In addition, the Company has observed a lengthening of the period between the date of booking an order and the date of shipment, with the shipment depending on any customer delivery schedules and any customization needed for VCS 3500 or Intela applications. The Company anticipates that all of the outstanding orders at October 31, 1995 will be shipped and the sales recognized during fiscal 1996. Although the Company believes that its entire backlog of orders consists of firm orders, because of the possibility of customer changes in delivery schedules and delays inherent in the government contracting process, the Company's backlog as of any particular date may not be indicative of actual sales for any future period.

Performance Analysis and Support Services Net Sales

Net sales from performance analysis and support services for fiscal 1995 were $8.3 million, which represented a 3% increase from the net sales from this line of business during the prior year. Net sales for fiscal 1994 were $8.1 million, representing an increase of 8% from $7.5 million in fiscal 1993. These increases resulted from the addition of new contracts, as well as increases in the level of work authorized under existing contracts from the Johns Hopkins University Applied Physics Laboratory ("APL"), the Company's principal customer for these services.

The Company has another customer for these services, American Telephone and Telegraph ("AT&T"). However, the Company's contracts with AT&T have been declining since fiscal 1993 as a result of decreases in levels of work associated with these contracts. Net sales to this customer were 4%, 5%, and 10% of performance analysis and support services sales for fiscal 1995, 1994, and 1993, respectively. Net sales through AT&T for fiscal 1996 are expected to be significantly less than fiscal 1995.

The Company is seeking to diversify its operations for performance analysis and support services by seeking contracts in non-defense related areas. Because of the lower profit margins allowed on contracts for performance analysis and support services and the Company's limited success to date in obtaining new contracts with contractors and agencies other than APL or AT&T, the Company believes that this segment of its business is not likely to generate a substantial increase in profitability. Nevertheless, the Company believes that its performance analysis contracts are likely to continue to provide a stable source of sales for the Company. The Company does not anticipate that any changes in defense priorities or spending will result in any material adverse affect over the next fiscal year on its net sales from performance analysis and support services nor alter the manner in which it procures contracts for such services. However, there is no assurance that changes in defense priorities or continuing budget reductions will not cause such an effect during the fiscal year or thereafter.

As of October 31, 1995, the Company had a backlog of funding on existing contracts for performance analysis and support services totaling $7.8 million. By comparison, the backlog as of October 31, 1994 was $4.6 million. The increase in backlog is attributable primarily to a significant multi-year contract award and increased funding levels on existing or new contracts. The Company anticipates that these services will be provided during the next three fiscal years. The Company estimates that of the $7.8 million of backlog at October 31, 1995, $3.9 million will be recognized as sales beyond fiscal 1996. Because of the delays inherent in the government contracting process or possible changes in defense priorities or spending, the Company's backlog as of any particular date may not be indicative of actual sales for any future period. Although the Company believes that its backlog of funding on existing contracts is firm, the possibility exists that funding for some contracts on which the Company is continuing to work, in the expectation of renewal, may not be authorized (and the Government has the right to cancel contracts at any time), although to date this has not occurred.

Costs and Expenses

Cost of sales of products were $4.7 million, or 48% of net sales of products, for fiscal 1995; $5.8 million, or 73% of net sales of products, for fiscal 1994; and $4.4 million, or 40% of net sales of products, for fiscal 1993. The decrease in cost of sales of products for fiscal 1995 is attributable in part to an increase in the sales of products having a lower cost of sales and to cost cutting measures taken by the Company during fiscal 1994. The high cost of sales of products for fiscal 1994 is attributable in large part to a reserve of $1,137,039 for obsolete inventory; without this reserve, costs of sales of products for the year ended October 31, 1994 would have equaled $4.7 million, or 59% of net sales. The decrease in cost of sales for fiscal 1993 reflects cost cutting measures taken by the Company, a restructuring of the Company's operations (see Restructuring Costs), and a general reduction in raw materials costs during fiscal 1993. Competitive pressures and technological improvements in hardware components are anticipated to continue to prevent raw materials costs from rising.

During the third quarter of fiscal 1994, the Company adjusted its reserve for obsolete inventory by $1,137,039. The Company discontinued manufacture of the CINDI line of voice processing products in January 1992. The demand for replacement parts has declined more rapidly than expected, and the Company now believes such demand will continue to decline. As a result, the Company has reserved $375,000 for the CINDI product line. In addition, the introduction of the Company's VCS Intela product in March 1994 and the switch from 386 CPU's to 486/Pentium CPU's in the Company's voice processing products has made it necessary to reserve $762,000 for components relating to its VCS 3500 product line. The Company has not discontinued its VCS 3500 product and does not plan to do so in the near future. However, with the introduction of its new product and changes in product design, the Company believed that a reserve against existing inventory of VCS 3500 products was appropriate.

Cost of sales of services were $8.2 million, or 65% of net sales of services, for fiscal 1995; $8.6 million, or 80% of net sales of services, for fiscal 1994; and $7.7 million, or 78% of net sales of services, for fiscal 1993. The decrease in cost of sales in fiscal 1995 is attributable in part to the increase in net sales of voice processing services, which have a lower cost of sales than performance analysis. The decrease is also attributable to a general reduction in raw material costs and a restructuring of the Company's voice processing operations in fiscal 1994.

Selling, general and administrative costs were $6.4 million or 28% of net sales, for fiscal 1995; $7.0 million, or 38% of net sales, for fiscal 1994; and $6.1 million, or 29% of net sales, for fiscal 1993. The decreases in fiscal 1995 and 1993 were attributable primarily to cost cutting measures taken by the Company and a restructuring of the Company's operations (see Restructuring Costs). The increase in fiscal 1994 was attributable to increased sales and marketing activities for both the voice processing and performance analysis segments.

Research and development expenses reflect costs associated with the development of applicable software and product enhancements for the Company's voice processing systems. The Company believes that the process of establishing technological feasibility with its new products is completed approximately upon release of the products to its customers. Hence, the Company does not anticipate capitalizing research and development costs. Research and development expenses were $1.6 million, or 7% of net sales for fiscal 1995; $1.6 million, or 9% of net sales for fiscal year 1994; and $1.5 million, or 7% of net sales for fiscal 1993. The Company presently plans to maintain its research and development program at approximately the same level, although research and development expenses in the next fiscal year are expected to be somewhat higher than fiscal 1995, because of the Company's strategy to continue the development of new products and the enhancement of existing products.

Restructuring Costs

In the quarter ended July 31, 1994, the Company's voice processing operations were restructured extensively at a cost of approximately $550,000. This was the third such restructuring in four years, and resulted from the Company's ongoing significant losses during fiscal 1991, 1992 and 1994 due to declines in revenues for voice processing products and/or failure to increase such revenues to keep pace with planned increases in expenditures. The 1994 restructuring included a 25% reduction in voice processing personnel at a cost of $224,000, a $62,000 charge associated with the closing of a sales office in California, $165,000 of expenses associated with the consulting contract between the Company and its former Chief Executive Officer, and $99,000 of fixed assets associated with the office closing and terminated employees. The Company believes that the restructuring has had a positive impact on the results of fiscal 1995 by reducing employment, overhead, and ongoing costs of approximately $1.4 million annually. The Company does not believe that any further restructuring will be required in the near future.

Investment and Other Income, Net

The Company had net investment and other expenses of $93,000 for fiscal 1995, as compared to $44,000 for fiscal 1994 and $94,000 for fiscal 1993. The lower expense level in fiscal 1994 resulted from a $42,000 gain on the sale of one of its two office condominium units. Without this gain, the Company would have had a net other expense of $86,000 in fiscal 1994.

Provision for Income Taxes

The Company has exhausted its ability to carry losses back for income tax refunds. However, net operating loss and tax credit carryforwards for income tax reporting purposes of approximately $9.6 million and $156,000, respectively, will be available to offset taxes generated from future taxable income. These potential future tax benefits have not been reflected in the financial statements since realization is not assured.

The 1993 provision for income taxes of $470,255 contained a charge in lieu of Federal and state income taxes that would be required to be paid had the Company not been able to utilize its net operating loss carryforwards. The taxes payable of $23,000 in fiscal 1994, were attributable to the state income taxes on earnings from a profitable subsidiary. The $20,000 of taxes payable in fiscal 1995 are attributable to state income taxes and the alternative minimum tax for Federal income tax.

Merger Price Adjustments and Escrowed Shares

On March 16, 1993, Microlog Corporation reached an agreement under which 300,000 shares of Microlog stock, held in escrow since the November 29, 1990 merger of Genesis Electronics and Microlog Corporation, were returned to Microlog. Pursuant to the merger agreement, Microlog had acquired Genesis for 675,000 shares of its common stock and paid $500,000 in cash to the Genesis shareholders, of which $250,000 and 300,000 shares of common stock payable to the principal Genesis shareholders had been deposited into an escrow account to satisfy possible purchase price adjustments and contingent liabilities. Claims had been asserted by Microlog against the amounts held in escrow. Under the settlement agreement, the $250,000 of cash (plus accrued interest) was released from escrow to the principal Genesis shareholders and Microlog received back the 300,000 shares of Microlog stock. The Company recorded the 300,000 shares as treasury stock at a cost of $656,250, reduced goodwill by $484,930, and reduced an outstanding indemnity receivable by $171,320.

Litigation Settlement

Microlog and its  subsidiaries,  Microlog  Corporation of Maryland,  and Genesis
Electronics Corporation, were sued in February 1991 in the United States District Court for the Northern District of Texas by VMX, Inc., ("VMX") and Dytel Corporation ("Dytel"). The lawsuit alleged nonpayment of royalties owed under a license granted by VMX to Genesis with respect to certain voice mail technology and infringement by all three defendant corporations of certain patents involving call processing technology held by VMX and/or Dytel. VMX and Dytel were seeking an accounting of royalties allegedly owed under the Genesis agreement and were seeking an injunction and an accounting with respect to the alleged infringement of the call processing technology patents.

On May 24, 1993, Microlog and its subsidiaries reached a settlement with VMX and Dytel. Under the terms of the settlement, the litigation was dismissed with prejudice and the products of Microlog's subsidiaries, Microlog Corporation of Maryland, and Genesis Electronics Corporation, are fully licensed under VMX's and Dytel's voice mail and automatic call processing patents. Microlog and its subsidiaries paid VMX $275,000 upon execution of the settlement documents and issued to VMX $225,000 of Microlog common stock (102,857 shares), which was subject to redemption under certain conditions if still held by VMX at April 30, 1996 at a price of $2.1875 per share, as discussed in Note 10 of The Notes to Consolidated Financial Statements. As discussed in Note 11, in 1995, the Company was released from its obligation to repurchase common stock from VMX, when all of the 102,857 shares were sold by VMX in the open market. As a result, the Company's liability to VMX of $225,000 was credited to stockholders' equity in the consolidated balance sheet. Additionally, Microlog and its subsidiaries agreed to pay to VMX a total of $500,000 in eleven quarterly installments starting on July 31, 1993; the first ten installments have been paid. Of the settlement amount, $444,704 was attributed to the receipt by Microlog of

Maryland and Genesis of a fully paid voice mail license, and $555,296 was attributed to a license under VMX and Dytel automatic call processing patents. The Company recorded the new licenses at a cost of $800,000 and is amortizing the licenses over seven years.

Liquidity and Capital Resources

Working capital as of October 31, 1995 was $749,000, as compared to a negative $704,000 as of October 31, 1994. Cash, and cash equivalents, as of October 31, 1995 were $923,000, as compared to $1.2 million as of October 31, 1994. The decline in cash and cash equivalents is primarily attributable to the payment of the remaining balance of $839,000 of the Company's mortgage loan on October 31, 1995.

Accounts receivable as of October 31, 1995 were $3.0 million, as compared to $2.7 million as of October 31, 1994. The increase in accounts receivable is attributable to increased voice processing net sales. Included in the 1995 and 1994 balance is a related party receivable of $98,000 and $70,000, respectively, relating to the sale of voice processing products and services to American Computer and Electronics Corporation, of which a former member of the Board of Directors is an executive officer and of which a member of the Board of Directors was a director.

Fixed assets as of October 31, 1995 were $3.0 million, as compared to $2.9 million as of October 31, 1994. The net increase in fixed assets resulted from the addition of $542,000 of assets, net of disposals and depreciation expense of $475,000 for fiscal 1995.

On October 31, 1995, the Company repaid the remaining balance of the mortgage loan on its Corporate Headquarters. The Company had been in default under certain mortgage loan covenants during fiscal 1994 and 1995 and had received waivers from its bank of these covenants through October 31, 1995. The maturity date of the loan had been accelerated by agreement with the bank to September 30, 1994, and was subsequently extended by the bank on three occasions through October 31, 1995. In connection with these extensions, the Company paid an extension fee of 1% of the mortgage note balance at September 30, 1994 and made additional principal payments in varying amounts (from $37,500 to $50,000 per month). The remaining balance of $839,000 was paid on October 31, 1995.

In December 1995, the Company entered into a new line of credit facility with a bank. Under this facility the Company can borrow up to 70% of its eligible accounts receivable to a maximum of $2 million. The line of credit bears interest at the bank's prime rate plus 1.25% and contains a 0.5% commitment fee on the average unused portion of the line. The line of credit subjects the Company to a number of restrictive covenants, including a requirement to maintain a minimum consolidated tangible net worth, a ratio of total liabilities to tangible net worth and a current ratio. There are prohibitions against on merger or acquisitions, payment of dividends, and certain additional borrowings without bank approval. The line is secured by all of the Company's tangible assets.

The Company is currently negotiating with the same bank for a $1 million loan agreement secured by the Company's building. The proposed terms for the loan provides for the loan agreement to bear interest at the bank's prime rate plus 0.5% and contains a 0.5% fee on the average unused portion of the loan. This loan is expected to contain the same restrictive covenants as the $2 million line of credit. The Company anticipates closing on this credit facility in February 1996.

The Company believes that, through conservative management of its cash and cash equivalents, it will not need additional financial resources beyond these presently expected to be available during fiscal 1996.

In March 1995, the Financial Accounting Standards Board (the "Board") issued Statement of Financial Accounting Standards No. 121 "Accounting for Impairment of Long Lived Assets and for Long Lived Assets to be Disposed of," which the Company expects to adopt in fiscal 1996. Additionally, in October 1995, the Board issued Statement of Financial Accounting Standards No. 123 "Accounting for Stock-Based Compensation," which the Company expects to adopt in fiscal 1997. Adoption of these new statements are not expected to have a material impact on the Company's financial position or results of operations.

Quarterly Results

Note 17 of the Notes to Consolidated Financial Statements of the Company contained in this Annual Report presents unaudited quarterly operating results for the Company's last eight fiscal quarters. The Company believes that this unaudited information contains all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the selected quarterly information when read in conjunction with the Consolidated Financial Statements and Notes thereto. The operating results for any quarter are not necessarily indicative of results for any subsequent period.

The Company's quarterly results fluctuated significantly, primarily because of factors affecting the level of net sales and changes in the level of selling, general, and administrative expenses. The Company was profitable during all four quarters of fiscal 1993. The Company experienced losses during the first three quarters of fiscal 1994, including a $3.5 million loss during the third quarter, which included a $550,000 charge relating to a restructuring of the Company's voice processing operations and a $1.1 million charge for obsolete inventory. The Company was profitable in the fourth quarter of fiscal 1994 and in all four quarters of fiscal 1995.

Fourth quarter net voice processing revenues are typically improved by year-end incentives to sales employees and the Federal Government's year-end. The Company anticipates that this trend will continue in fiscal 1996.

Price Range of Common Stock

The Common Stock is presently traded on the over-the-counter market under the symbol MLOG. As of January 19, 1996, there were approximately 277 holders of record of the Common Stock. This number does not reflect the number of individuals or institutional investors holding stock in nominee name through banks, brokerage firms, and others.

Note 17 of the Notes to Consolidated Financial Statements of the Company contained in this Annual Report sets forth, for the period indicated, the range of high and low transaction prices for the Common Stock as reported on the Nasdaq SmallCap Market. The closing price of the Common Stock on January 19, 1996 was $5.25 per share.

Dividend Policy

The Company has paid dividends twice since its inception in 1969, the most recent being a $.10 cash dividend ($.033 as adjusted for a three-for-one stock split in April 1986) in November 1985. Certain of the Company's debt agreements restrict the payment of dividends. See Note 8 of the Notes to Consolidated Financial Statements. The Company does not anticipate paying any cash dividends in the foreseeable future.

Microlog Corporation

Selected Consolidated Financial Data

The following selected consolidated financial data should be read in conjunction with the Company's Consolidated Financial Statements and Notes thereto and with Management's Discussion and Analysis of Financial Condition and Results of Operations included elsewhere herein.

Income Statement Data:


                                                                   Year Ended October 31,
-------------------------------------------------------------------------------------------------------------------
                                          1991            1992             1993           1994              1995
-------------------------------------------------------------------------------------------------------------------
Net sales                             $19,614,230      $19,526,503     $20,798,323    $18,668,762       $22,385,643
Income (loss) from
  operations                           (6,916,544)      (3,465,726)      1,050,934     (4,916,681)        1,500,343
Net income (loss)                      (6,780,139)      (3,454,284)        919,779     (4,984,041)        1,387,132
Per common share:
  Primary                             $     (1.71)     $      (.86)    $       .23    $     (1.29)      $       .34
  Fully diluted                       $     (1.71)     $      (.86)    $       .22    $     (1.29)      $       .34

Balance Sheet Data:


                                                                        October 31,
-------------------------------------------------------------------------------------------------------------------
                                         1991             1992             1993           1994              1995
-------------------------------------------------------------------------------------------------------------------
Working capital                       $ 6,494,495      $ 3,396,862     $ 4,945,780    ($  704,004)       $  748,974
Total assets                           17,798,042       14,084,965      13,438,828      9,055,979         9,425,716
Long-term debt, net
  of current maturities                 1,949,023        1,669,204       1,659,273         45,456                --
Stockholders' equity                   10,632,995        7,193,191       7,500,522      2,523,894         4,161,654

(1) Net income for fiscal 1993 includes the tax benefit related to utilization of net operating loss carryforwards. See Note 13 of the Notes to Consolidated Financial Statements.