Form 10-K, Exhibit 13
period 1998-10-31
MICROLOG CORP
filed 1999-03-19
CIK 792094

MICROLOG CORPORATION - CONNECTING PEOPLE TO A WORLD OF INFORMATION(TM)
     ----------------------------------------------------------------------

In today's competitive business environment, customer satisfaction is every company's bottom line. Microlog's interactive communications and contact center solutions give our clients powerful tools to enhance customer service while maintaining competitive costs. Since 1977, we have helped clients in government and private industry operate more efficiently and profitably.

Microlog designs and supports a robust line of interactive communications systems and applications for customers worldwide. Interactive communications defines the myriad of ways users interact with information. Microlog's solutions take advantage of new technologies that provide information not only by telephone but also through other media, including facsimile and the Internet.

Microlog's Intela(TM) interactive voice response (IVR) platform is unparalleled in the industry for supporting robust features, enabling rapid application development, and ensuring reliable performance. Intela supports call center solutions for customers worldwide as well as applications for corporations, government agencies, and service bureaus.

With the introduction of our uniQue(TM) family of contact center solutions in 1998, Microlog is helping clients revolutionize the traditional "call center" concept. Tapping into the pervasiveness of the Internet and the increasing familiarity of web browsers, uniQue changes the traditional rules of engagement for contact center operations. The result? Fully enabled, completely interactive customer contact centers that support virtually any inbound contact media.

The difference is dramatic. With products like uniQue Agent(TM), the customer has an alternative to the frustration of dial and wait. Instead, customers interact in their most preferred mode of communications. And with real-time skills-based contact routing, questions get answers quickly and efficiently. uniQue makes total customer care a competitive reality.

Old Dominion Systems Incorporated of Maryland (ODSM), a subsidiary of Microlog, provides technical performance analysis, engineering services and consultation, as well as technical and administrative support services to prime U.S. government contractors.

Since 1995, the Company has held ISO 9001 certification, the highest level of certification from the International Organization for Standardization, which sets international standards for quality assurance and management.

Microlog   Corporation  is  headquartered  in  Germantown,   Maryland,   outside
Washington, DC. Its European headquarters is in Eindhoven, The Netherlands, and Microlog U.K. is located in Windsor, England.

A publicly held company since 1986, Microlog's stock trades on Nasdaq, under the symbol MLOG.

                           LETTER TO THE SHAREHOLDERS
                           --------------------------

In my letter to shareholders last year, I stated Microlog would "leap to the future in 1998." From a product development standpoint, we were successful in accomplishing this goal. But from a financial performance perspective, 1998 was disappointing. Old Dominion Systems Incorporated of Maryland (ODSM), turned in another solid year highlighted by a $7 million contract award with The Johns Hopkins University's Applied Physics Laboratory (APL). However, increased competition and the declining rate of growth for stand-alone interactive voice response (IVR) systems impacted the voice processing side of the business.

On a consolidated basis, our revenues declined 17% to $26.5 million, and the Company had a net loss of $8.6 million, which includes the reversal of a deferred tax asset of $2.2 million.

IMPORTANT SALES

The IRS awarded a contract in excess of $3 million to Microlog to upgrade all Intela systems for Y2K compliance. This was an enormous project that the Company delivered flawlessly; a fact that did not go unnoticed by the IRS. Microlog also upgraded 28 IRS sites with an integrated Intela/Geotel interface, allowing them to perform intelligent routing of calls to other IRS sites. Intela System Release 6 (SR6), which was released in April 1998 provided the features, functionality, and Y2K compliance required to win these awards and complete the upgrades.

Internationally, Microlog successfully installed our largest Intela system to date, 1500 ports, for KPN Telecom in The Netherlands. In addition, systems of 120 ports each were purchased by KPN's Mobile Group, and KPN Orange, a KPN mobile service venture with Orange in Belgium. Microlog continued to upgrade our Intela install base internationally as well, with Y2K compliant Intela software. Global One has been actively upgrading over 1000 ports to Intela SR6.

On the commercial side, Eckerd Drug, who originally bought the Automated Prescription Refill System (APRS(TM)) for their stores in 1996, purchased over $3 million from Microlog during 1998.
 These follow-on sales confirm the benefits of APRS not only to Eckerd, but also to their customers.

Microlog completed its first installation of The Automated Collector(TM) system in September. Based on the success of this installation, subsequent orders have been received. New versions of The Automated Collector are in development that include features and functionality that will further enhance the attractiveness of the product in the collections industry.

LEAP TO THE FUTURE

As stated earlier, the market growth of IVR is slowing significantly. Microlog acknowledged this trend in 1997, and began investing significant time and money in determining the best direction for the future of the Company. Based on the extensive analysis performed, the Company's strategic direction shifted in 1998 to become one of the premier companies in the call center arena. Microlog believes this industry leverages the Company's current strengths and offers attractive growth opportunities. Call Centers (or what we now term Contact Centers) is one of the fastest growing markets in the U.S.-- estimated to be over $12.1 billion by 2001. Growing even more rapidly is the United Kingdom (UK) and several other European countries, but on a smaller base. Recognizing this growth and the significant revenue potential it represents, Microlog began pursuing a number of prospects in the UK in late 1998.

As the first step in realizing our new direction, Microlog began development of uniQue(TM) (pronounced uni-queue), an open standards-based family of call center solutions in early summer. uniQue was unveiled at the CT Expo & Demo show in New York City on September 23, 1998. Microlog's bold leap to the future started to come to fruition when uniQue received CT's "Best of Show" award. Since then, uniQue has received other awards including four "Product of the Year" awards from Computer Telephony Magazine, Call Center Solutions, CTI Magazine, and Call Center Magazine.

Intela, our Unix-based interactive communications solution, remains a key product for Microlog. There are attractive opportunities to pursue in the IVR market in the future. In addition, Intela combined with uniQue provides a total solution to those contact centers which have not yet purchased an IVR system.

LOOKING TOWARDS THE FUTURE

The initial success of uniQue, and the validation received by partners and industry experts, as well as the enthusiasm shown by current and potential customers for this product, positions Microlog to be a strong player in the contact center space for 1999 and beyond. However, attaining a leadership position will require continued significant investment and focus. Recognizing this, the Company undertook a restructuring of the IVR portion of the business in February, 1999, reducing expenses and cutting staff by approximately one third. This move brings expenses in line with revenues from our major customers and provides a way to fund uniQue development and marketing. Operations are now consolidated primarily into the Germantown, MD facility, with major reductions in manufacturing, international operations, and IVR expansion business not related to our major customers.

We want to thank our shareholders and customers for their continued confidence in the Company. We also wish to recognize our distributors and business partners for their support. And finally, we thank our dedicated employees of whom we are especially proud. It was a difficult year, but it's behind us. Microlog has termed 1999 as our "Year for Success." Together, we WILL make it happen!

     MICROLOG CORPORATION CHANGES STRATEGIC DIRECTION

Microlog Corporation will offer comprehensive, open, and standards-based call center solutions as an expansion of its existing interactive voice response business. This action is in response to the needs of customers, as well as the need to expand the range of revenue-generating applications that the Company can offer in the cross-industry interactive communications marketplace. Call centers often incorporate interactive voice response applications, and increasingly include interactive web response applications, among other communications types, as a means of augmenting and facilitating the efforts of the traditional human call center agents. The trend among customers to contact businesses by many communications media--phone, web, e-mail, fax, hardcopy mail--while requiring the same types of transactions and queries, has transformed the traditional call center into a customer contact center and strategic information hub for business. Microlog is establishing a framework for moving existing solutions into the customer contact centers for these businesses. In addition, Microlog will make a phased series of product and market moves over the next year to properly position itself in the contact center market.

The Company based its decision to move aggressively into the customer contact market space upon months of market research including primary customer interviews, secondary research, competitive analysis, internal capabilities assessment, and the observed strong secular and economic trends which underpin the growing needs of business customers. Looking just at the interactive voice response business, the market is still growing at approximately 10% compound annual growth rate, but this rate of growth is decreasing in the markets in which Microlog sells. However, the cross-industry call center opportunity in the U.S. in 1998 was estimated to be around $5 billion, growing strongly at 20% CAGR. The European opportunity is smaller in absolute terms at $2 billion, but is growing even more rapidly at 48% CAGR. Approximately 14% of the call center opportunity is traditional IVR. The remainder of this revenue opportunity is non-IVR, and with the exception of the switch or ACD function, which Microlog doesn't and will not supply, requires strongly related interactive communications skills, channels, and technologies that Microlog has traditionally possessed. Within the framework described here, Microlog is therefore in a position to expand its market opportunities beyond just IVR into the other related offerings and services necessary to a modern customer contact center. The framework is broken into constituent tenets, listed below, with specific implementation milestones announced as appropriate over the period of this statement of direction.

TENET 1: MULTIPLE MEDIA CONTACT DATA TYPES SUPPORTED

Market research shows that most of the world's networks have reported over the last two years that data has overtaken voice in bandwidth share, comprising more than 50% of the network traffic, even though voice traffic is still increasing in an absolute sense. People are increasingly comfortable using e-mail to contact companies, sometimes as an alternative to waiting in a telephone queue. Interactive web response is a useful adjunct to IVR for those people so equipped to browse the web, and it provides a graphical alternative to the voice-only plain old telephone. People contact companies by faxing, and they sometimes even write letters for delivery by the postal system. While voice will continue to be an essential form of the contact types with which customer contact centers will deal, it will not be the only one. Indeed, in order to achieve maximum efficiency, modern contact centers will need to deal with the same types of requests and transactions, delivered by voice, e-mail, fax, web interactions, and traditional hardcopy. Microlog's vision accommodates these media types in multiple languages for voice support, and for non-voice media types. The first phase supports only the English language, however, additional languages will be added for the later phases based on business need.

TENET 2: SUPPORT FOR EXISTING PHONE SYSTEMS

Businesses have substantial investments in PBX systems and call center ACDs, which currently work very well, and are likely to continue to serve significant business needs well into the next century. Customers have told us that it is their preference not to replace their existing telephone systems. Therefore, Microlog's strategy is to work openly with all major switch and ACD vendors in a non-biased, market-driven way to affect the integration of voice with the other media types through computer-telephony integration (CTI). Microlog's long experience with switch integration, primarily through its work with voice messaging systems, provides the skills background to accomplish this difficult, and somewhat esoteric work, in a quality fashion - a need our customers often cite.

TENET 3: SUPPORT FOR EXISTING CTI SERVERS

Many customer contact centers have not only invested significantly in switches, but also in CTI servers. Businesses have stated that they are likewise unwilling to accept a solution that requires them to replace their existing CTI server. It is Microlog's strategy to interface to, and interoperate with, the major CTI server manufacturers including Dialogic's CT Connect (through Microlog's existing IntelaCTI product), Genesys, and CallPath.

TENET 4: OPEN INTERFACE TO BACK-END DATA SYSTEMS

Microlog will continue its policy of integrating to existing back-end business customer hosts and data systems through its systems integration operations group within the Company. Microlog's first phase of implementation will emphasize web-accessible data found on corporate intranets.

TENET 5: OPEN INTERFACE TO EXISTING WORKFLOW OR CONTACT MANAGEMENT SOFTWARE

Many companies have re-engineered around workflow products or have chosen to use specific contact management tracking software. Microlog's strategy is to integrate openly with any of the contact or workflow management packages our customers may specify. Microlog will focus on accomplishing the integrations with highest demand first.

TENET 6: OPEN INTERFACE TO EXISTING IVR SERVER

Microlog will prefer its own Intela IVR product, but will publish Application Program Interface (API) specifications to allow other IVR companies to interface to Microlog's contact center solutions. This approach allows Microlog's open contact center solutions to integrate smoothly into call centers that have another IVR product already installed.

TENET 7: STANDARDS-BASED DEVELOPMENT AND LICENSING

Where standards exist--for example, e-mail and fax standards--Microlog will integrate to current industry standards. Our customers often have existing e-mail and/or fax servers, or they have a strong preference for certain types of these systems. Microlog's policy will be to integrate openly to existing de-facto industry standards in order to accommodate those customer desires.

TENET 8: OPEN CROSS-PLATFORM DEVELOPMENT

Microlog's strategic direction is to initially provide NT-based server functions and multi-platform browser-based client functions for the contact center agents. However, development on the servers will be based on the C++ programming language and, as much as possible, on Java for the client software at the agent's desk. The design methodology will be object-oriented and Corba will be used for interprocess communications. In this way, server portability to many operating system platforms, such as Unix, is preserved as a near-term option. Client portability is assured by Java-enabled browsers on the agent desktop.

TENET 9: CROSS-INDUSTRY MARKETING

Microlog is developing its contact center solutions to address the general cross-industry opportunities. However, the marketing rollout will focus on Microlog's current government and commercial customers, as well as international customers with requirements for English support. Expansion to other vertical markets will occur as soon as appropriate channel programs and/or product enhancements will allow.

TENET 10: NETWORK COMPUTING

Because of Microlog's approach to the contact center desktop - a thin-client design using Java and downloaded as a Java applet - any Java-enabled browser can be "morphed" into a contact center agent's desktop client. This means that the contact center can realize the significant reduction in costs associated with the network-computing model of operations. Whether the contact center chooses to buy true network computers (NCs) or has traditional fat-client Windows(R) desktops, significant savings in administrative effort, hardware, installation, and long-term costs can be achieved by taking advantage of this computing model. Microlog supports both traditional and NC computing models while providing functional and cost advantages for both.

TENET 11: MICROLOG'S VALUE PROPOSITION

Currently, there is no effective means for contact centers to manage multiple media contacts and interactions with their customers which also manage costs, provide consistent quality of service, and maintain control of the customer contact. Microlog's strategic direction is to provide turn-key integration solutions including reliable easy-to-use tools to enable Call Center Managers to prioritize and control the routing of customer contacts, independent of their media. This results in cost savings by optimizing the most expensive asset a call center has -- its people -- while improving its responsiveness to its most important asset -- its customers.

        INTRODUCING UNIQUE: CONTACT CENTER SOLUTIONS FOR THE NEXT CENTURY
        -----------------------------------------------------------------

Everyone knows--you only get one chance to make a first impression. But in a busy contact center, organizations face the challenge of making the right impression thousands of times a day. In a matter of seconds, whether the contact is made by phone, fax, e-mail, or other media, customers are judging a company's ability to meet their needs. Contact centers not only answer questions but also create the customer confidence necessary to build ongoing business relationships. Mistakes and poor service speak volumes about organizational efficiency, management effectiveness, product quality, and service performance.

Microlog understands these concerns, and is bringing the power of technology to the goal of total customer satisfaction.

Since 1977, global clients have looked to Microlog for software solutions that turn the customer call center experience into a powerful opportunity for companies to gain competitive advantage. Products like Intela(TM) for IVR have established Microlog's reputation for excellence.

But telephone-based IVR systems are just one part of a total customer contact center solution that is rapidly changing to incorporate new forms of media and new expectations for support service delivery. Building on what it does best, the Company introduced uniQue Agent in 1998, the first in a series of open standards, web-based software solutions that raises the bar in the rapidly growing customer contact center marketplace.

uniQue Agent gives organizations the flexible information access they need to deliver total customer satisfaction on every contact whether a contact is made by phone, web, e-mail, fax, postal mail or other formats. Contacts are prioritized, routed and resolved by appropriately skilled agents in a seamless process that eliminates mistakes, minimizes queuing delays, and reduces administrative clutter.

The uniQue family also expands and adapts in response to changing customer requirements. uniQue software logic supports an unlimited number of prioritization and routing requirements, while HTML and Java-based technology allows system administrators down the hall or around the world to monitor contact center performance, expand agent networks, and even edit the content of applications in use.

The uniQue family of contact center solutions is designed to build true customer confidence and loyalty by building on top of legacy databases, intranets and extranets. As contacts are received, uniQue simultaneously delivers existing customer information, including previous transactions and preferences, to the agent's fingertips.

Integration with back office and workflow systems means uniQue is maximizing the business potential of every customer contact, gathering information that can lead to critical management decisions in the future. uniQue provides this capability and more while residing on a Windows NT server and saves money by working in tandem with the client's installed base of computer and communications hardware and software.

An interview with Howard Bubb  -

 "When customers have questions, they expect more than just having their calls answered in turn. Call centers are changing and Microlog is too."

Call centers are becoming customer contact centers, or at least more customer-centric, and Microlog is one of the companies leading this important business process transformation, according to Howard Bubb, President and CEO of Dialogic, Inc. Bubb should know. His company is a key technology supplier to Microlog. In fact, Dialogic hardware is found in one out of three voice processing system solutions at work today. So Bubb is more motivated than most to see the industry's bigger picture.

Microlog's web-enabled, customer-centric approach maximizes the contact center's productivity. The strategy creates a far richer interaction, giving customers the opportunity to make decisions, solve problems, and retrieve information all before speaking to a contact center agent. The approach also reduces the contact center's reliance on voice telephony, allowing customers to choose how they communicate--whether by voice recognition, touch-tone key padding, fax, web form or e-mail.

"Web-enabled is where people want to be," Bubb says. Contact centers can be confining because agents lack the requisite skills or experience to really solve customer problems. At the same time, many companies lack the critical mass to provide dedicated, state-of-the-art, contact center service.
The web makes a critical difference.

"Microlog's use of Java applets means that any computer in the organization can pull up the customer's record and interact in a very distributed and intelligent manner." This Internet-based access allows an important business process transformation to take place. The entire company becomes the contact center, moving customer interactions to the point in the organization best equipped to help. "The bigger opportunity is to deploy customer-centered thinking across the organization, better matching transaction flows to on-going business activities," Bubb says. Adding that "this puts customers in touch with accurate information, faster than ever before. "

An interview with Eric Arnum -

          "The Web gives messaging companies the opportunity to create exciting new business solutions by removing the boundaries between e-mail, fax, voicemail and other media."

"That's what makes Microlog's move to the Net so significant," according to Eric Arnum, editor of Electronic Mail & Messaging Systems. He says Microlog has made a strategic decision to build its products around the Internet architecture, and the uniQue customer contact center solution is just the beginning. "When Microlog makes a product as modular as [uniQue], it's able to link to virtually any media," Arnum says. "There are many directions they can go."

For now, Arnum sees Microlog poised to leverage its experience with contact centers using not just its own products but those of other companies as well. By designing its products into a series of modular components, the Company approaches the market with solutions that will provide seamless, web-based access to messaging, calendars, software applications, office data, text files and more.

"Voicemail, fax and e-mail systems need not be separate," Arnum says. "uniQue allows you to treat all these messaging formats as digital objects. Anything you can do with a Windows file you can do with a message. Calling in for voicemail, dialing in for e-mail or fax forwarding are time consuming, to say the least. Web browsers are a user console that will allow you to put everything on the screen and operate with a mouse, no matter what type of message is involved."

By integrating its products with the web, Microlog has created market access to every browser in the world. And because customers already understand the basic functionality of the web and web browsers, Microlog product functionality can be added and used easily with little customer training.

The uniQue product and the Company's technical direction appear to be correct, and its growth opportunities are extensive. With the move to the Internet, Microlog is well positioned for the future.

An interview with Yves de Talhouet -

 "Systems integrators pick the best products and technology in the marketplace and fit them into complete solutions for their clients."

Sema Group, the second largest systems integrator in Europe, sees Microlog's uniQue product family as an important part of its approach to satisfying even the most demanding customer contact center requirements.

"uniQue is a great product," says Yves de Talhouet.

Mr. de Talhouet heads up the Sema Group's Networks and Communications Branch, and says "traditional call centers are undergoing an evolution to fully capable customer contact centers. As this evolves, the contact center must be able to handle both telephone and Internet-based interactions in an equally efficient manner. uniQue is an important element in bridging the gap between the two formats," he says.

"I think we will see a product like uniQue in every contact center," de Talhouet says. "E-mail interaction is a top priority," he adds, noting that in the U.S. over 50 percent of contact center traffic is now handled electronically. "This is clearly an indication of how important this type of interaction has become and why every contact center will include the Internet as an access medium."

From a technology viewpoint, Microlog has a multimedia router with the logic to send voice calls to the appropriate agent," de Talhouet says. "The same is true for e-mail messages. uniQue looks at the message and routes it to the appropriate agent. What's important is the software's ability to apply the same logic to either telephone calls or Internet contacts."

uniQue's flexible approach means that contacts can be prioritized and routed, according to their content, to the appropriate person in the company, whether that is a hot line operator, help desk employee, sales agent, technical support representative or other professional. "uniQue brings out the synergies between contact formats," de Talhouet says.

Microlog is helping its customers turn the traditional voice telephony-based call center into a strategic information hub that better suits the demanding pace of business today.

As industry leaders like Howard Bubb, Eric Arnum, and Yves de Talhouet have suggested, Microlog's uniQue family of solutions allows companies to transform their customer contact operations with combinations options that include voice, e-mail, facsimile, web forms and hardcopy documents. This choice allows customers to select the media with which they are most comfortable. It makes interaction as familiar and easy to use as an Internet browser and adds a high degree of quality control, regardless of the contact type selected. Microlog's product design philosophy capitalizes on existing investments in hardware and software. Microlog's open standards-based products work seamlessly with existing PBX systems, phone switches, ACDs, and CTI servers. Microlog's value proposition helps customers leverage their installed base of equipment, reach new levels of performance through integration with back-end data systems and workflow processes, and with the growing popularity of network computing, provide full-featured customer contact center functionality to agents using thin client network computers as well as traditional desktop PCs. uniQue routes customers to the right information while cutting the administrative costs of delivering high caliber service.

The call center has become the customer contact center. With uniQue, Microlog now offers the total solution for meeting today's most demanding expectations for quality service, cost savings and contact management. As the Company looks to the future, Microlog is confident that its superior reputation, business process expertise, and integrated and innovative turnkey solutions will propel it into the forefront of this evolving marketplace.

Microlog Corporation

Consolidated Statements of Operations

(In thousands, except per share data)

                                                                                      Year Ended October 31,
                                                                       1996                 1997                 1998
-----------------------------------------------------------------------------------------------------------------------
Net sales:
    Products                                                         $ 11,459             $ 13,970             $  9,367
    Services                                                           14,248               17,798               17,090
        Total net sales                                                25,707               31,768               26,457
-----------------------------------------------------------------------------------------------------------------------
Costs and expenses:
    Cost of products                                                    5,190                7,203                8,688
    Cost of services                                                    9,918               12,238               11,855
    Selling, general and administrative                                 6,394                6,374                9,088
    Research and development                                            2,094                3,579                3,256
        Total costs and expenses                                       23,596               29,394               32,887
-----------------------------------------------------------------------------------------------------------------------
(Loss) income from operations                                           2,111                2,374               (6,430)
Investment income                                                          11                   29                   58
Interest expense                                                          (92)                (119)                 (56)
Other income (expense), net                                                44                  (53)                  86
-----------------------------------------------------------------------------------------------------------------------
(Loss) income before income taxes                                       2,074                2,231               (6,342)
(Provision) benefit for income taxes                                      639                1,501               (2,299)
-----------------------------------------------------------------------------------------------------------------------
Net (loss) income                                                    $  2,713             $  3,732             $ (8,641)
=======================================================================================================================
Net (loss) income per share:
        Basic                                                        $   0.67             $   0.89             $  (2.02)
        Diluted                                                      $   0.59             $   0.82             $  (2.02)
=======================================================================================================================

See accompanying notes to consolidated financial statements.

Microlog Corporation

Consolidated Balance Sheets

(In thousands, except share and per share data)



                                                                                   October 31,
--------------------------------------------------------------  ------------------- --------------------
                                                                        1997                      1998
Assets
Current assets:
   Cash and cash equivalents                                        $       3,980        $       2,340
   Receivables, net                                                         3,883                3,057
   Inventories, net                                                         1,921                  872
   Deferred tax asset                                                       1,200                   --
   Other current assets                                                       423                  534
--------------------------------------------------------------------------------------------------------
   Total current  assets                                                   11,407                6,803
Fixed assets, net                                                           3,734                1,353
Licenses, net                                                                 295                  181
Deferred tax asset                                                            950                   --
Other assets                                                                   61                  223
Goodwill, net                                                                 608                   --
--------------------------------------------------------------------------------------------------------
   Total assets                                                      $     17,055        $       8,560
========================================================================================================
Liabilities and Stockholders' Equity
Current liabilities:
   Current portion of long-term debt                                 $         61        $          68
   Accounts payable                                                         1,872                1,079
   Accrued compensation and related expenses                                1,808                2,082
   Deferred revenue                                                           695                  719
   Other accrued expenses                                                     300                  902
--------------------------------------------------------------------------------------------------------
   Total current liabilities                                                4,736                4,850
Long-term debt                                                                142                   74
Deferred officers' compensation                                               256                  249
Other liabilities                                                              33                   17
--------------------------------------------------------------------------------------------------------
   Total liabilities                                                        5,167                5,190
--------------------------------------------------------------------------------------------------------
Commitments and contingencies
Stockholders' equity:
   Serial preferred stock, $.01 par value,
      1,000,000 shares authorized, no shares issued and outstanding          --                    --
   Common stock, $.01 par value, 10,000,000 shares
      authorized, 4,889,205 and 4,872,753 shares issued and 4,287,335
      and 4,270,883 outstanding                                                49                   49
   Capital in excess of par value                                          16,294               16,417
   Treasury stock, at cost, 601,870 shares                                 (1,177)              (1,177)
   Accumulated deficit                                                     (3,278)             (11,919)
--------------------------------------------------------------------------------------------------------
   Total stockholders' equity                                              11,888                3,370
   Total liabilities and stockholders' equity                        $     17,055          $     8,560
========================================================================================================

See accompanying notes to consolidated financial statements.

Microlog Corporation

Consolidated Statements of Changes in Stockholders' Equity

(In thousands)

                                                                            Capital In
                                                          Common Stock      Excess of      Treasury Stock          Accumulated
                                                        Shares  Par Value   Par Value    Shares      Cost      Deficit        Total
----------------------------------------------------   --------   --------   --------   --------   --------    --------    --------

Balance as of October 31, 1995                            4,508   $     45   $ 15,015        602   $ (1,177)   $ (9,723)   $  4,160

  Exercise of common stock options                          219          2        306         --         --          --         308

  Issuance of common stock in
    conjunction with acquisition of
    Phonatic International B.V                               65          1        584         --         --          --         585

  Net income for the year ended
    October 31, 1996                                         --         --         --         --         --       2,713       2,713
----------------------------------------------------   --------   --------   --------   --------   --------    --------    --------

Balance as of October 31, 1996                            4,792         48     15,905        602     (1,177)     (7,010)      7,766

  Exercise of common stock options                           81          1        189         --         --          --         190

  Consulting expense funded through
    stock options granted                                    --         --        200         --         --          --         200

  Net income for the year ended
    October 31, 1997                                         --         --         --         --         --       3,732       3,732
----------------------------------------------------   --------   --------   --------   --------   --------    --------    --------

Balance as of October 31, 1997                            4,873         49     16,294        602     (1,177)     (3,278)     11,888

  Exercise of common stock options                           16         --         23         --         --          --          23

  Consulting expense funded through
    stock options granted                                    --         --        100         --         --          --         100

  Net loss for the year ended
    October 31, 1998                                         --         --         --         --         --      (8,641)     (8,641)
----------------------------------------------------   --------   --------   --------   --------   --------    --------    --------

Balance as of October 31, 1998                            4,889   $     49   $ 16,417        602   $ (1,177)   $(11,919)   $  3,370
====================================================   ========   ========   ========   ========   ========    ========    ========

See accompanying notes to consolidated financial statements.

Microlog Corporation

Consolidated Statements of Cash Flows

(In thousands)

                                                                            Year Ended October 31,
                                                                  1996               1997               1998
-----------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
     Net (loss) income                                          $ 2,713            $ 3,732            $ (8,641)
     Adjustments to reconcile net (loss) income to net
       cash (used in) provided by operating activities:
         Depreciation                                               633                839                 847
         Amortization of goodwill and licensing agreement           228                314                 722
         Loss (gain) on disposition of fixed assets                 (56)                84                  65
         Gain on sale of building and land                           --                 --                (290)
         Provision for sales returns and doubtful accounts           81                 49                  29
         Provision for inventory reserves                            --                 93               1,299
         Consulting expense funded through stock options
               granted                                               --                200                 100
           Changes in assets and liabilities:
             Receivables                                         (1,279)               328                 797
             Inventories                                           (781)               205                (250)
               Deferred tax asset                                  (650)            (1,500)              2,150
             Other assets                                            32               (174)               (273)
             Accounts payable                                      (425)               909                (793)
             Accrued compensation and related expenses             (229)               (67)                274
             Deferred revenue                                      (110)               110                (193)
             Deferred gain on sale of building and land              --                 --                 217
             Other accrued expenses and accrued liabilities        (213)              (265)                586
             Deferred officers' compensation                         (1)               (12)                 (7)
-----------------------------------------------------------------------------------------------------------------
     Net cash (used in) provided by operating activities            (57)             4,845              (3,361)
-----------------------------------------------------------------------------------------------------------------

Cash flows from investing activities:
     Purchases of fixed assets                                   (1,319)              (778)               (517)
     Proceeds from sale of fixed assets                              72                  7                  --
     Proceeds from sale of building and land                         --                 --               2,276
       Purchase of Phonatic International B.V.                     (111)                --                  --
-----------------------------------------------------------------------------------------------------------------

     Net cash provided by (used in) investing activities         (1,358)              (771)              1,759
-----------------------------------------------------------------------------------------------------------------

Cash flows from financing activities:
        Reduction in long-term debt                                 (45)               (55)                (61)
        Net borrowings under line-of-credit agreement             1,400             (1,400)                ---
      Exercise of common stock options                              308                190                  23
-----------------------------------------------------------------------------------------------------------------

     Net cash (used in) provided by financing activities          1,663             (1,265)                (38)
-----------------------------------------------------------------------------------------------------------------

Net (decrease) increase in cash and cash equivalents                248              2,809              (1,640)
Cash and cash equivalents at beginning of year                      923              1,171               3,980
-----------------------------------------------------------------------------------------------------------------

Cash and cash equivalents at end of year                        $ 1,171            $ 3,980              $2,340
=================================================================================================================

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

Note 1: Basis of Presentation and Major Customers

The accompanying consolidated financial statements include the accounts of Microlog Corporation and its wholly-owned subsidiaries (collectively, the Company). All intercompany transactions have been eliminated.

Microlog Corporation of Maryland, and Microlog Europe, both subsidiaries, design, assemble, market, and service customized voice processing systems and other communications products. Old Dominion Systems Incorporated of Maryland, a subsidiary, is engaged in providing performance analysis of certain major weapons systems and related data processing support to the Federal Government through prime contractors.

A summary of information about the Company's operations by business segment is as follows (in thousands):

                                                                            Year Ended October 31,
                                                                1996              1997              1998
------------------------------------------------------------------------------------------------------------
Net sales:
         Voice processing systems and other
            communications products and services              $  15,836        $  19,277         $  14,743
         Performance analysis and
            support services                                      9,871           12,491            11,714
------------------------------------------------------------------------------------------------------------
         Net sales                                            $  25,707        $  31,768         $  26,457
============================================================================================================

(Loss) income from operations:
         Voice processing systems and other
            communications products and services              $   1,131       $      829         $  (7,515)
         Performance analysis and
            support services                                        980            1,545             1,085
------------------------------------------------------------------------------------------------------------
         (Loss) income from operations                        $   2,111        $   2,374         $  (6,430)
============================================================================================================

Identifiable assets:
         Voice processing systems and other
            communications products and services              $  10,822         $ 14,333         $   8,163
         Performance analysis and
            support services                                        645              600               397
         Buildings for common use                                 2,246            2,122                --
------------------------------------------------------------------------------------------------------------
         Identifiable assets                                  $  13,713         $ 17,055         $   8,560
============================================================================================================

Capital expenditures:
         Voice processing systems and other
            communications products and services              $   1,537        $     772         $     509
         Performance analysis and
            support services                                         15                6                 8
         Buildings for common use                                    25               --                --
------------------------------------------------------------------------------------------------------------
         Capital expenditures                                 $   1,577         $    778         $     517
============================================================================================================

Depreciation expense:
         Voice processing systems and other
            communications products and services              $     501         $    704         $     734
         Performance analysis and
            support services                                          8               11                12
         Buildings for common use                                   124              124               101
------------------------------------------------------------------------------------------------------------
         Depreciation expense                                 $     633         $    839         $     847
============================================================================================================

Approximately 37%, 31% and 30% of the Company's consolidated net sales for fiscal years 1996, 1997, and 1998, respectively, involved the sale of voice processing systems and other communications products and services to the Federal Government.

Approximately 10%, 18% and 10% of the Company's consolidated net sales for fiscal years 1996, 1997, and 1998 respectively, involved the sale of voice processing systems and other communications products and services to one customer in the pharmaceutical industry.

Approximately 6%, 9%, and 13% of the Company's consolidated net sales for fiscal years 1996, 1997, and 1998, respectively, involved the sale of voice processing systems and other communications products and services to foreign countries.

Approximately 38%, 39%, and 44% of the Company's consolidated net sales for fiscal years 1996, 1997, and 1998, respectively, involved performance analysis and support services subcontracts with prime contractors to the U.S. Navy and NASA. These contracts have been extended, or have options to extend, to various dates in fiscal years 1999 through 2001.

The Company extends credit to its customers and billings are made in accordance with contract terms.

Note 2: Summary of Accounting Policies

Use of Estimates

The preparation of the consolidated financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities on the consolidated financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates and assumptions. Due to the change in market strategy associated with voice processing technology, certain uncertainties exist with the introduction of new products and the Company's ability to continue as a going concern. (Note
3).

Revenue Recognition

Sales of products and services are recognized at the time deliveries are made or services are performed. When customers, under terms of specific orders, request that the Company manufacture and invoice goods on a bill and hold basis, the Company recognizes revenue based on the completion of the manufacturing process, acceptance by the customer, and passage of title to the customer. For fiscal years 1996, 1997, and 1998, the Company recognized $0, $3.5 million, and $0, respectively, in sales under such bill and hold agreements.

Contract revenues are recognized on the percentage of completion basis for fixed-price contracts. Revenues are recorded to the extent costs have been incurred for cost-plus-fixed-fee contracts, including a percentage of the fixed fee computed in accordance with the contract provisions. Revenues for time and materials contracts are recognized at negotiated hourly rates as incurred and as materials are delivered. Provisions for losses on contracts in progress are provided when, in the opinion of management, such losses are anticipated. Certain contracts are subject to audit, possible adjustment, or termination for convenience by the Federal Government. Contract costs have been examined and settled through fiscal year 1992.

Cash and Cash Equivalents

The Company considers all liquid investments with an original maturity of less than three months to be cash equivalents. Cash equivalents consist of U.S. treasury bills, certificates of deposit, and repurchase agreements, (which are collateralized by securities issued or guaranteed by the U.S. Treasury).

Fair Value of Financial Instruments

The carrying amounts of cash, accounts receivable, accounts payable, and accrued expenses approximate fair value because of the short maturity of these items.

The  carrying  amounts of debt  issued  pursuant  to the  Company's  bank credit
agreements   approximate   fair  value  because  the  interest  rates  on  these
instruments change with market interest rates.

Inventories

Inventories are stated at the lower of cost, determined on the first-in first-out method, or market.

Fixed Assets

Fixed assets are recorded at cost and depreciated on a straight-line basis for financial reporting purposes and accelerated methods for income tax purposes.

Intangible Assets

Licenses are recorded at cost and amortized on a straight-line basis over seven years. Accumulated amortization at October 31, 1997 and 1998 was $505,000 and $619,000, respectively.

Goodwill arising from the acquisition of companies is being amortized on a straight-line basis over six to seven years. Accumulated amortization at October 31, 1997 and 1998 was $882,000 and $1,490,000, respectively. As a result of the Company's periodic analysis of its goodwill recoverability, the goodwill balance was fully written off during fiscal year 1998 (Note 4).

Costs incurred in basic research and development are expensed as incurred. The Company determined that the process of establishing technological feasibility with its new products is completed approximately upon the release of the products to its customers. Accordingly, software development costs are expensed as incurred.

Warranty Reserve

Normal product warranty for service and repairs is generally provided for 90 days to two years, subsequent to delivery. Based on experience, the Company has accrued expenses related to warranty obligations.

Stock-Based Compensation

The Company accounts for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25 (APB No. 25), "Accounting for Stock Issued to Employees" and related interpretations. Under APB No. 25, compensation cost is measured as the excess, if any, of the market price of the Company's stock at the date of the grant over the exercise price of the option granted. Compensation cost for stock options, if any, is recognized ratably over the vesting period. The Company provides additional pro forma disclosures as required under Statement of Financial Accounting Standards No. 123 (SFAS No. 123), "Accounting for Stock-Based Compensation" (Note 11).

Transactions for which non-employees are issued equity instruments for goods or services received are recorded by the Company based upon the fair value of the goods or services received or the fair value of the equity instruments issued, whichever is more reliably measured.

Net (Loss) Income Per Share

In February 1997, the Financial Accounting Standards Board (FASB) issued SFAS No. 128, "Earnings per Share." SFAS No. 128 simplifies the earnings per share
(EPS) computation and replaces the presentation of primary EPS with a presentation of basic EPS. This statement also requires dual presentation of basic and diluted EPS on the face of the income statement for entities with a complex capital structure and requires a reconciliation of the numerator and denominator used for the basic and diluted EPS computations. The Company has implemented SFAS No. 128 in fiscal 1998, as required. Accordingly, all prior period EPS data has been restated (Note 13).

Newly Issued Accounting Standards

In June 1997, the FASB issued SFAS No. 130, "Comprehensive Income." This statement requires that changes in the amounts of certain items, including foreign currency translation adjustments and gains and losses on certain securities, be shown in the financial statements. SFAS No. 130 does not require a specific format for the financial statement in which comprehensive income is reported, but does require that an amount representing total comprehensive income be reported in that statement. SFAS No. 130 will be effective for the Company's fiscal year 1999 and requires reclassification of earlier financial statements for comparative purposes. The Company believes the adoption of SFAS No. 130 will not have a material effect on the consolidated financial statements.

Also, in June 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." This statement will change the way public companies report information about segments of their business in annual financial statements and requires them to report selected segment information in their quarterly reports issued to stockholders. SFAS No. 131 also requires entity-wide disclosures about the products and services an entity provides, the material countries in which it holds assets and reports revenues, and its major customers. SFAS No. 131 will be effective for the Company's fiscal year 1999. The Company believes the adoption of SFAS No. 131 will not have a material effect on the consolidated financial statements.

In October 1997, the Accounting Standards Executive Committee (AcSEC) issued Statement of Position 97-2 (SoP 97-2), "Software Revenue Recognition," which supersedes SoP 91-1. This statement provides guidance on when revenue should be recognized and in what amounts for licensing, selling, leasing or otherwise marketing computer software. SoP 97-2 will be effective for the Company's fiscal year 1999. The Company does not expect the adoption of SoP 97-2 to have a material effect on the current operations. However, the effect of this statement is uncertain as it relates to future products (Note 3).

In February 1998, the FASB issued SFAS No. 132, "Employers' Disclosures About Pensions and Other Postretirement Benefits." This statement standardizes the disclosure requirements for pensions and other postretirement benefits to the extent practicable and requires additional information on changes in the benefit obligations and fair values of plan assets that will facilitate analysis. Additionally, SFAS No. 132 eliminates certain disclosures that are no longer as useful as they were when SFAS No. 87, "Employers' Accounting for Pensions", SFAS No. 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits", and SFAS No. 106, "Employers Accounting for Postretirement Benefits Other than Pensions" were issued. SFAS No. 132 will be effective for the Company's fiscal year 1999. The Company believes the adoption of SFAS No. 132 will not have a material effect on the consolidated financial statements.

In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement requires companies to record derivatives on the balance sheet as assets or liabilities, measured at fair value. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. SFAS No. 133 will be effective for the Company's fiscal year 2000. The Company believes the adoption of SFAS No. 133 will not have a material effect on the consolidated financial statements.

The FASB, in its APB No. 25 Repairs and Maintenance Project, is in the process of drafting an interpretation that provides guidance on certain practice issues related to APB No. 25. Although not yet in final form, the FASB anticipates that the interpretation will become effective in September 1999 and should be applied (on a prospective basis) to transactions occurring after December 15, 1998. Under the new interpretation, stock option plans under which options have been repriced subsequent to December 15, 1998, must be accounted for as variable plans. Additionally, the FASB has clarified the definition of "employee" to be the common-law definition and, accordingly, options granted to outside directors (non-employees) are to be accounted for under SFAS No. 123. If approved by the FASB, options granted to the Company's Board of Directors will have to be valued at fair market value and, accordingly, compensation expense will be recorded. The Company believes that this will not have a material effect on the consolidated financial statements.

Reclassifications

Certain   reclassifications  have  been  made  to  the  prior  year's  financial statements in order to conform to the fiscal year 1998 presentation.

Note 3: Uncertainty of Future Operations

In fiscal year 1999, the Company's strategy for addressing the market trends will be to move aggressively into the customer contact center market, which was a new vertical market for the Company in late fiscal year 1997 and fiscal year 1998. The Company will be focusing sales of its UNIX-based Intela product, the Company's principal interactive communications system, on contact center applications. The Company also will be promoting its newest product line, uniQue(TM), a family of open solutions for customer contact center management that leverages the effectiveness of unified queuing, priority and skills-based routing, and "zero administration" at the agent's desktop.

In February 1999, the Company restructured its voice processing operations in order to bring expenses in line with forecasted revenues. In connection with this restructuring, the Company reduced its voice processing workforce by approximately 25% and wrote off equipment associated with its headcount reductions.

The Company will incur a restructuring charge of approximately $260,000 in the second quarter of fiscal 1999, for severance and benefits costs for the reduction of approximately 25 employees in February 1999. Temporary employees and contractors will also be reduced. Included in the restructuring charge is a write-off of assets of approximately $50,000 which includes the write-off of equipment associated with headcount reductions. As a result of these restructuring activities, the Company expects to reduce its annual voice processing operating expenses, in the form of reduced salaries and wages, by approximately $1.8 million. The Company expects to complete most of the actions associated with the restructuring by the end of the second quarter of fiscal year 1999.

The Company expects to also decrease expenses as a result of the reduced headcount in areas such as travel, training and communications expenses. Additionally, the Company is initiating a cost reduction plan in areas such as advertising, recruiting, office and computer supplies, and professional fees to further reduce voice processing operating expenses. As a result of the restructuring and cost reduction plan the Company expects to reduce total voice processing operating expenses by approximately $4.0 million annually and approximately $2.3 million for the remainder of fiscal year 1999, starting in the second quarter of fiscal year 1999.

The Company is subject to the risk that its new strategy will not be successful. The new strategy is dependent on market acceptance of the Company's new focus and new products, ongoing research and development efforts and sales activities over the near term. In addition, the new strategy is also dependent on the Company's ability to successfully reduce costs. The Company is subject to the risk that it will not be able to obtain and maintain the necessary debt financing it requires to implement its new strategy. Failure to obtain and maintain required financing would have a material adverse effect on the Company. The Company's fiscal year 1999 operating budget includes significant expenditures relating to the development and marketing of its new product line, uniQue and requires the Company to utilize debt financing to maintain its new strategy. The Company's anticipated cash flows from existing operations will not generate the required cash flows to successfully launch the Company's new strategy. If the Company is unable to obtain and maintain the necessary debt financing, the Company will not be able to successfully implement its new strategy and it will be forced to reduce expenditures in addition to those associated with the restructuring discussed above in order to continue as a going concern. The Company is subject to the risks that it may not make the necessary decisions to reduce expenditures in enough time to avoid severe adverse consequences. In March 1999, the Company has a commitment for a new line-of-credit facility with a new financial institution (Note 9).

Upon closing of the $2.0 million revolving line-of-credit facility with a new financial institution as discussed above, the Company has estimated that it will have adequate resources to sustain operations through at least March 2000, based upon management's planned expenditures for fiscal year 1999. The Company is subject to the risks as to the ultimate success of its research and development efforts and sales activities. The Company is subject to the risks that it will not be able to obtain and maintain adequate financing to implement its new strategy. Financing activities to date have primarily consisted of cash generated from operating activities, the sale of the building and land, and the availability of debt financing. The Company has generated operating losses resulting in an accumulated deficit of $11,919,000 at October 31, 1998.

Note 4: Microlog Europe

In June 1996, the Company acquired Phonatic International B.V. of The Netherlands. The Company changed the name of Phonatic to Microlog Europe, a wholly-owned subsidiary of Microlog Corporation of Maryland. To acquire Phonatic, the Company acquired assets of $152,000, issued 65,000 shares of its common stock valued at $584,000, paid $234,000 in cash to the Phonatic shareholders, assumed $108,000 in liabilities, and incurred acquisition costs totaling approximately $46,000. The acquisition has been accounted for as a purchase and, therefore, only activity subsequent to the acquisition date has been included in consolidated results. The excess of the purchase price over the fair value of net assets acquired totaled $775,000 and has been recorded as goodwill.

During fiscal year 1998, the Company reevaluated its international marketing strategy and, as a result, decided to terminate three employees and intends to relocate its office and the remaining employees. As of October 31, 1998, the Company established reserves of $281,000 representing costs associated with the termination of employees, the remaining net operating lease obligation associated with its Netherlands facility and the relocation of its office. Additionally, the Company, based on current undiscounted cash flow projections, evaluated the recoverability of its goodwill balance and determined that the goodwill balance was impaired. Accordingly, the Company wrote off the remaining goodwill balance of $473,000 in October 1998.

In addition to a significant reduction in its international voice processing operations which occurred as a result of the restructuring, the Company is currently evaluating options for the transfer or sale of its existing Microlog Europe interactive voice response operations, sales, and support activities to organizations in similar lines of business. The Company is continuing to explore uniQue opportunities in Europe through these organizations.

Note 5: Receivables

Receivables consist of the following (in thousands):

                                                                           October 31,
                                                                 1997                      1998
--------------------------------------------------------------------------------------------------
Billed accounts receivable                                    $   3,647                 $   2,932
Contract retention                                                   43                        23
Accumulated unbilled costs and fees                                 345                       246
--------------------------------------------------------------------------------------------------
                                                                  4,035                     3,201

Less: Allowance for doubtful accounts                              (152)                     (144)
--------------------------------------------------------------------------------------------------
                                                              $   3,883                 $   3,057
==================================================================================================

Note 6:  Inventories

Inventories consist of the following (in thousands):

                                                                          October 31,
                                                                1997                       1998
--------------------------------------------------------------------------------------------------
Components                                                    $   1,475                 $   1,357
Work-in-process and finished goods                                  791                     1,159
--------------------------------------------------------------------------------------------------
                                                                  2,266                     2,516

Less: Reserve for obsolescence                                     (345)                   (1,644)
--------------------------------------------------------------------------------------------------
                                                              $   1,921                 $     872
==================================================================================================

During fiscal year 1998, the Company increased its reserve for obsolescence by $1,299,000. The increase is related to inventory for certain product lines for which there has been a significant decline in gross margins and demand and, therefore, future sales are doubtful.

Note 7: Fixed Assets

Fixed assets consist of the following (in thousands):

                                                                         October 31,
                                                                 1997                     1998
--------------------------------------------------------------------------------------------------
Building                                                      $   2,511                $       --
Land                                                                520                        --
Office furniture and equipment                                    3,451                     3,700
Vehicles                                                             24                        24
Leasehold improvements                                              176                       171
--------------------------------------------------------------------------------------------------
                                                                  6,682                     3,895

Less:  Accumulated depreciation                                  (2,948)                   (2,542)
--------------------------------------------------------------------------------------------------
                                                              $   3,734                 $   1,353
==================================================================================================

Estimated useful lives are as follows:
     Building:                                                          30 years
     Office furniture, equipment and vehicles:                         2-7 years
     Leasehold improvements:                               Shorter of  estimated
                                                       useful life or lease term

In August 1998, under a sale-leaseback agreement, the Company sold its office building and land with a net book value of $1,986,000 for $2,420,000, less selling costs of $144,000. The gain of $290,000 is being amortized over the anticipated term of the lease, which is expected to terminate on or about June 1999. At October 31, 1998, the deferred gain is $217,000 (Note 10).


Note 8: Accrued Expenses

Accrued   compensation  and  related  expenses  consist  of  the  following  (in thousands):

                                                                           October 31,
                                                                 1997                      1998
--------------------------------------------------------------------------------------------------
Accrued wages                                                  $    630                 $   1,016
Accrued vacation and personal leave                                 686                       693
Other related expenses                                              492                       373
--------------------------------------------------------------------------------------------------
                                                               $  1,808                 $   2,082
==================================================================================================

Other accrued expenses consist of the following (in thousands):

                                                                           October 31,
                                                                 1997                       1998
--------------------------------------------------------------------------------------------------
Accrued marketing, travel and other expenses                    $   300                   $   689
Accrued legal and consulting expenses                                --                       213
--------------------------------------------------------------------------------------------------
                                                                $   300                   $   902
==================================================================================================

Note 9:  Debt

In January 1999, the Company learned that its line-of-credit facility will not be renewed by its financial institution under the same terms and conditions. As discussed in Note 3, the Company's fiscal year 1999 operating budget includes significant expenditures relating to the development and marketing of the Company's new product line, uniQue and requires the Company to utilize debt financing to maintain its new strategy. If the Company is unable to obtain and maintain adequate financing, the Company will not be able to implement its new strategy and will be forced to reduce expenditures in addition to those associated with the restructuring, discussed in Note 3, in order to continue as a going concern. The Company is subject to the risk that it may not make the necessary decision to reduce expenditures in enough time to avoid severe adverse consequences. On February 28,1999, the line-of-credit expired.

In February 1999, the Company and its financial institution put in place a $750,000 line-of-credit facility, which allows the Company to borrow up to 75% of the eligible receivables of Old Dominion Systems Inc. of Maryland. The line of credit bears interest at the bank's prime rate plus 1.25% (9% at February 11, 1999) and is payable upon demand. At March 17, 1999, $500,000 was outstanding against this line-of-credit. This credit facility will be terminated upon closing of the $2.0 million revolving line-of-credit facility with the new financial institution discussed below.

The Company has a commitment for a $2.0 million revolving line-of-credit facility with a new financial institution, which allows the Company to borrow up to 75% of its eligible receivables to a maximum of $2,000,000, subject to the right of the financial institution to make loans at its discretion. The Company expects to close on this loan facility by the end of March, 1999. The line-of-credit bears interest at the bank's prime rate plus 2.25% (10.00% at March 17, 1999), and contains a 0.025% fee on the average unused portion of the line as well as a monthly collateral fee and a 1% upfront commitment fee. The term of the loan is one year, and subjects the Company to a restrictive covenant of not exceeding 115% of its consolidated planned quarterly losses for its second and third quarters of fiscal year 1999, and a requirement for consolidated profitability beginning in the fourth quarter of fiscal year 1999. The line also subjects the Company to a number of restrictive covenants including restrictions on mergers or acquisitions, payment of dividends, and certain restrictions on additional borrowings. The line will be secured by all of the Company's assets.

In February 1998, the Company renewed its line-of-credit facility with its bank, which allows the Company to borrow up to 70% of its eligible receivables to a maximum of $2,000,000. The line-of-credit bears interest at the bank's prime rate plus 1.25% (9.00% at October 31, 1998), and contains a 0.5% commitment fee on the average unused portion of the line. The line expires on February 28, 1999 and subjects the Company to a number of restrictive covenants, including a requirement to maintain a minimum consolidated tangible net worth, a maximum ratio of total liabilities to tangible net worth, and a minimum current ratio. There are restrictions on mergers or acquisitions, payment of dividends, and certain restrictions on additional borrowings. The line is secured by all of the Company's tangible assets. At October 31, 1998, the Company was not in compliance with the covenants for a minimum consolidated tangible net worth and the maximum ratio of total liabilities to tangible net worth. The bank waived these covenants at October 31, 1998 and through January 30, 1999. There was no outstanding debt against this line-of-credit at October 31, 1998. At January 31,1999, the Company was again not in compliance with the covenants for which a waiver has not been obtained.

In February 1998, the Company also renewed its $1,000,000 loan facility. The loan facility bears interest at the bank's prime rate plus 0.5% (8.25% at October 31, 1998), and contains a 0.5% commitment fee on the average unused portion. At October 31, 1998, there was no outstanding debt against this loan facility. The loan facility was secured by the Company's principal headquarters building. In August 1998, this loan facility was terminated as a result of the sale of the Company's office building (Note 7).

In June 1996, the Company entered into a contract to purchase a new management information system including a five-year maintenance plan. The purchase, including maintenance, is being financed by the vendor over a five-year term at an annual interest rate of 8%. The financing terms require five annual payments of $140,000 each, including interest, which began on June 30, 1996. Three annual payments have been made to date. The final payment is due on June 30, 2000.


Note 10: Commitments and Contingencies

Compensation Arrangements

In February 1988, the Company entered into non-contributory deferred compensation contracts (the Contracts) with three officers. Under the terms of the Contracts, (i) the Company's total annual contributions for the three officers was limited to $72,000, (ii) contributions ceased at the earlier of January 31, 1993 or the officer's retirement and (iii) accumulated contributions accrue interest at the prime rate through the officer's retirement. Subsequent to retirement and at the officer's option, the officer is eligible to receive his deferred compensation balance in either monthly payments over a 10-year period or one lump-sum payment. Two individuals retired in May 1991 and January 1998 and elected to receive their deferred compensation balances over a 10-year period. The company has incurred interest expense of $10,000, $25,000 and $27,000 in fiscal years 1996, 1997, and 1998, respectively.

The Company is a party to employment agreements, expiring in 1999, with several of its executive officers. In the event that these individuals are terminated, they would be entitled to receive lump sum or monthly payments which aggregate approximately $380,000.

Operating Lease Obligations

In May 1998, the Company entered into a 15 year lease commitment, commencing on or about June 1999, for office space intended to consolidate the Company's headquarters, warehouse, and training facilities. Total rental payments under this lease agreement are approximately $10,600,000 over the lease term. The Company and its new landlord are in the process of discussing potential alternatives concerning the new facility. At this time management cannot predict the potential outcome of these discussions. In August 1998, the Company sold its office building and committed to lease back the building prior to its occupation of the new leased space (Note 7).

Additionally, the Company leases certain facilities and other equipment through noncancellable operating leases, which expire in various years through 2014. Minimum future noncancellable operating lease payments, assumes that the Company will occupy the new facility, discussed above, as of October 31, 1998 are as follows (in thousands):

         Year Ending October 31,      Gross            Sublease           Net
         ------------------------------------------------------------------------------
            1999                   $     807           $  (159)              $     648
            2000                         624                --                     624
            2001                         632                --                     632
            2002                         631                --                     631
            2003                         641                --                     641
            Thereafter                 7,979                --                   7,979
         ------------------------------------------------------------------------------
            Total                  $  11,314           $  (159)              $  11,155
         ==============================================================================

Rent expense under noncancellable operating lease agreements in fiscal years 1996, 1997, and 1998 was approximately $275,000, $299,000, and $389,000 (net of sublease income of $278,000, $278,000, and $281,000), respectively.

Legal

The Company is subject to litigation from time to time arising from its operations and receives occasional letters alleging infringement of patents owned by third parties. Management believes that such litigation and claims are without merit and will not have a material effect on the Company's financial position or results of operations.

Royalties

The Company is committed to pay annual license maintenance fees of $120,000 to a certain party under certain call processing patents, which expire in 2007. The Company will receive a credit against future license maintenance fees equal to 12% of the purchase price paid for products purchased from the certain party.

Note 11: Stock Option Plans

The Company has two incentive stock option plans. Under the first plan, the Company may grant options to Directors and employees to purchase up to 750,000 shares of common stock at not less than fair market value at the time of grant. Under the second plan, the Company may grant options to employees to purchase up to 1,000,000 shares of common stock at not less than fair market value at the time of grant. Additional information with respect to both of the incentive stock option plans is summarized in the following table:

                                              Number               Weighted Average
                                            of Shares               Exercise Price
------------------------------------------------------------------------------------
Shares under option, October 31, 1995         909,532                $   2.68
Options granted                               253,875                    5.73
Options canceled                             (104,279)                   3.25
Options exercised                            (194,114)                   1.38
------------------------------------------------------------------------------------
Shares under option, October 31, 1996         865,014                    3.79
Options granted                               300,000                    5.75
Options canceled                              (75,344)                   5.09
Options exercised                             (80,749)                   2.35
------------------------------------------------------------------------------------
Shares under option, October 31, 1997       1,008,921                    4.39
Options granted                             1,122,400                    1.83
Options canceled                           (1,159,875)                   4.26
Options exercised                             (16,452)                   1.45
------------------------------------------------------------------------------------
Shares under option, October 31, 1998         954,994                $   1.59
====================================================================================

Due to the decline in the market value of the Company's common stock, the Board of Directors authorized the Company to reprice stock options granted to employees and officers with exercise prices in excess of the fair market value on August 14, 1998. Stock options held by optionees other than directors and non-employees, which were granted under the incentive stock plans and which had an exercise price greater than $1.75 per share, were amended to reduce their exercise price to $1.63 per share, which was the closing price of the Company's common stock on August 14, 1998. The stock options that were repriced have the same terms as the original options to which they relate. A total of 907,150 options with a weighted average exercise price of $5.01 were repriced and are included in options canceled and granted for fiscal year 1998.

Options granted under the plans vest at various dates from immediately to ratably over five years and expire ten years from the date of grant. Certain options contain possible accelerated vesting clauses should specific financial measures be met. As of October 31, 1998, options available for granting were 282,200. Subsequent to October 31, 1998, the Company issued options to employees to purchase 146,100 shares at an exercise price of $0.94.

Additionally, the Company maintains a non-employee Director stock option plan. Under this plan, the Company may grant up to 125,000 shares at not less than the fair market value at the time of grant. Subsequent to October 31, 1998, the Company increased the number of authorized shares to 250,000. Additional information is as follows:

                                               Number             Weighted Average
                                             of Shares             Exercise Price
------------------------------------------------------------------------------------
Shares under option, October 31, 1995          61,000                $   2.64
Options granted                                 6,000                    5.50
Options exercised                             (23,000)                   1.52
------------------------------------------------------------------------------------
Shares under option, October 31, 1996          44,000                    3.61
Options granted                                 6,000                    5.63
------------------------------------------------------------------------------------
Shares under option, October 31, 1997          50,000                    3.85
Options granted                                22,000                    6.13
------------------------------------------------------------------------------------
Shares under option, October 31, 1998          72,000                $   4.55
====================================================================================

Options granted under the plan vest immediately and expire ten years from the date of grant. As of October 31, 1998, options available for granting were 30,000.

The Company also issued stock options to non-employee consultants outside of the above plans. These shares may be granted at such times and under such terms as the Board of Directors determines. Additional information is as follows:

                                               Number               Weighted Average
                                             of Shares               Exercise Price
-------------------------------------------------------------------------------------
Shares under option, October 31, 1995          48,000                $   1.25
Options granted                                 5,000                    8.38
Options exercised                              (2,000)                   2.13
-------------------------------------------------------------------------------------

Shares under option, October 31, 1996          51,000                    1.91
Options granted                               205,000                    5.00
Options canceled                              (16,000)                   4.10
-------------------------------------------------------------------------------------

Shares under option, October 31, 1997         240,000                    4.40
Options granted                                21,000                    1.84
-------------------------------------------------------------------------------------

Shares under option, October 31, 1998         261,000                $   4.20
=====================================================================================

Generally, options vest upon the achievement of certain events and expire from two to five years from the date of grant.

In fiscal year 1997, the Company entered into a consulting agreement with The Parthenon Group, Inc. ("Parthenon"), a strategic marketing and consulting organization. The Company granted Parthenon non-statutory options to purchase up to 195,000 shares of the common stock of the Company at an exercise price of $5 per share. Options to purchase 40,000 shares became exercisable in the third quarter of fiscal year 1997 upon Parthenon's commencement of work. Future options become exercisable based upon the achievement of certain average closing prices of the Company's common stock on the Nasdaq National Market. The expense associated with these options of $300,000 has been recorded over the term of the engagement. The Company recorded $200,000 and $100,000 as consulting expense in fiscal years 1997 and 1998, respectively.

Subsequent to October 31, 1998, the Company issued options to non-employee consultants to purchase 52,000 shares at an exercise price of $0.94. In addition, the Company entered into a second consulting agreement with Parthenon. Under the terms of this second consulting agreement, the Company has agreed to reprice options granted in fiscal year 1997 to purchase 195,000 shares of the common stock of the Company at an exercise price of $0.94 per share. Additionally, the vesting terms have been revised and options to purchase 145,000 shares of the common stock of the Company became exercisable on the date they were repriced. The remaining options to purchase 50,000 shares of the common stock of the Company become exercisable once a target associated with the uniQue(TM) product line is met. The expense associated with the repricing of these options of $75,000 will be recorded over the term of the engagement, which is expected to commence in fiscal year 1999.

The Company also reserved 50,000 shares for issuance outside these plans as stock options or stock bonuses to key employees. These shares may be granted at such times and under such terms as the Board of Directors determines.
No grants or issuances have been made as of October 31, 1998.

The following table summarizes information about all stock options outstanding at October 31, 1998:

                                                          Options Outstanding        Options Exercisable
                                                       ------------------------- ---------------------------
                                                         Weighted-
                                                          Average
                          Range                          Years of      Weighted-                    Weighted-
                            Of                           Remaining      Average                      Average
                         Exercise          Number       Contractual     Exercise      Number        Exercise
                          Prices         Outstanding        Life          Price     Exercisable       Price
                     ----------------  --------------- -------------  ------------ -------------  -------------
Incentive            $1.00 - $1.25              57,893      6.2            $  1.04        55,643        $  1.03
Stock Option         $1.63                     897,101      7.2               1.63       416,326           1.63
                     ----------------  --------------- -------------  ------------ -------------  -------------
Plans                $1.00 - $1.63             954,994      7.1            $  1.59       471,969        $  1.55
                     ================  =============== =============  ============ =============  =============

Non-Employee         $1.38                      14,000      4.7            $  1.38        14,000        $  1.38
Director             $2.00 - $2.75               6,000      3.7               2.50         6,000           2.50
Plan                 $4.75 - $6.75              52,000      5.9               5.64        42,000           5.54
                     ----------------  --------------- -------------  ------------ -------------  -------------
                     $1.38 - $6.75              72,000      5.5            $  4.55        62,000        $  4.30
                     ================  =============== =============  ============ =============  =============

Non-Employee         $1.00 - $1.06              51,000      5.4            $  1.01        21,000        $  1.00
Plan                 $2.44 - $2.94              10,000      1.4               2.69        10,000           2.69
                     $5.00                     195,000      3.6               5.00        80,000           5.00
                     $8.38                       5,000      2.4               8.38            --             --
                     ----------------  --------------- -------------  ------------ -------------  -------------
                     $1.00 - $8.38             261,000      3.8            $  4.20       111,000        $  4.04
                     ================  =============== =============  ============ =============  =============


The weighted-average fair value of options granted during fiscal years 1996, 1997 and 1998 was $2.89, $3.43 and $0.97, respectively. The fair value of each significant option grant is estimated on the date of grant using the Black-Scholes model. The following weighted average assumptions are included in the Company's fair value calculations:

                                                    1996              1997             1998
                                                    ----              ----             ----
            Expected life (years)                    3.3              3.9               2.5
            Risk-free interest rate                  5.5%             6.2%              5.5%
            Volatility                              80.0%            78.0%             62.5%
            Dividend yield                            --               --                --

The Company continues to apply APB No. 25 in accounting for stock-based compensation for the incentive and non-employee Director plans. To date, all stock options have been issued at market value; accordingly, no compensation cost has been recognized. Had the Company determined costs for these plans in accordance with SFAS No. 123, the Company's pro forma net (loss) income and pro forma (loss) income per share would have been as follows (in thousands):


                                                                            Year Ended October 31,
                                                                  1996             1997              1998
-------------------------------------------------------------------------------------------------------------
Pro forma net (loss) income applicable to common
   stockholders                                                 $ 2,584          $ 3,447           $(8,699)

-------------------------------------------------------------------------------------------------------------
Pro forma net (loss) income per share:
   Basic                                                        $  0.64          $  0.82           $(2.03)
   Diluted                                                      $  0.57          $  0.76           $(2.03)
-------------------------------------------------------------------------------------------------------------

The SFAS No. 123 method of accounting does not apply to options granted prior to November 1, 1995, and accordingly, the resulting pro forma compensation cost may not be representative of amounts expected in the future.

Note 12: Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of fixed and intangible assets and revenue recognition for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax consequences of those differences, which will either be taxable or deductible when the assets or liabilities are recovered or settled.

The (benefit) provision for income taxes in fiscal years 1996, 1997, and 1998 consists of (in thousands):


                                                            Year Ended October 31,
                                                     1996          1997               1998
                                                     ----          ----               ----

Income taxes payable (refundable)                 $     11       $       (1)       $      149
Decrease (increase) in deferred tax asset             (650)          (1,500)            2,150
---------------------------------------------------------------------------------------------
                                                  $   (639)      $   (1,501)       $    2,299
=============================================================================================

Income taxes payable (refundable) in fiscal years 1996, 1997, and 1998 relate to state income taxes and the alternative minimum tax for Federal income tax. As a result of the Company's profitability in fiscal years 1995 through 1997, the Company recorded a deferred tax asset of $650,000 and $1,500,000 in fiscal years 1996 and 1997, respectively, reflecting the benefit of approximately $5.5 million in loss carryforwards. Due to the unprofitable operations in fiscal year 1998 and the uncertain future profitability, the Company reassessed the probability of realizing these net operating loss carryforwards and determined that their expected future realization is not likely to be realized in the near future. Accordingly, the Company wrote off the deferred tax asset of $2,150,000 in fiscal year 1998. The Company has provided a full valuation allowance for the Company's $10.3 million net operating losses as management determined it more likely than not that this amount will not be realized.

A reconciliation of the statutory Federal tax rate to the Company's effective tax rate is as follows:


                                                                    Year Ended October 31,
                                                           1996             1997               1998
                                                           ----             ----               ----

Statutory Federal tax rate                                 34.0%             34.0%           (34.0)%
State income taxes, net of
  Federal tax benefit                                       5.0               5.0             (5.0)
Benefit not recorded due to carryforward position           --                --              38.6
Utilization of net operating loss                         (40.9)            (43.6)              --
Goodwill amortization                                       3.0               3.0              3.3
Change in deferred tax asset                              (31.3)            (67.2)            33.9
Other                                                      (0.6)              1.5             (0.5)
-----------------------------------------------------------------------------------------------------
                                                          (30.8)%           (67.3)%           36.3%
=====================================================================================================


Deferred tax assets are comprised of the following (in thousands):

                                                  October 31,
                                            1997                  1998
                                            ----                  ----
Accounts receivable reserve            $       59            $       84
Inventory reserves                            134                   641
Accrued vacation and benefits                 182                   181
Deferred compensation                         109                   105
Deferred revenues                             271                   261
Other                                         223                   451
Research and development credits              293                   406
Foreign net operating losses                   89                   265
Loss carryforwards                          2,756                 4,006
-----------------------------------------------------------------------

Gross deferred tax assets                   4,116                 6,400
Valuation allowance                        (1,966)               (6,400)
------------------------------------------------------------------------
Net deferred tax asset                 $    2,150            $       --
========================================================================

The net change in the valuation allowance for deferred tax assets was an increase of $4,434,000 during the year. The Company has provided a full valuation allowance against the Company's gross deferred tax assets since management believes that the realization of such deferred tax assets is not likely in the near future.

Approximately $10.3 million of tax loss carryforwards and $406,000 of research and development tax credits can be utilized by the Company through 2013. If certain substantial changes in the Company's ownership should occur, there would be an annual limitation on the amount of the carryforwards which can be utilized.

Note 13:  Net (Loss) Income Per Share Calculation

The following is a reconciliation of the numerators and denominators of the basic net (loss) income per common share ("basic EPS") and diluted net (loss) income per common and dilutive potential common share ("diluted EPS"). Basic EPS is computed using the weighted average number of common shares outstanding and diluted EPS is computed using the weighted average number of common and common stock equivalent shares outstanding.


                                                                          October 31,
(in thousands)                                                    1996     1997       1998
------------------------------------------------------------------------------------------
Net (loss) income                                                $2,713   $3,732  $ (8,641)
==========================================================================================

Weighted average common stock outstanding                         4,065    4,216     4,282

Stock options, if converted                                         501      335       --
------------------------------------------------------------------------------------------

Weighted average common and common stock equivalent shares
   Outstanding                                                    4,566    4,551    4,282
==========================================================================================

Options outstanding in fiscal year 1998 are not reflected in the computation of diluted EPS because the effect is anti-dilutive and would increase diluted EPS.

Note 14: Pension and Profit Sharing Plans

The Company has a defined contribution pension plan covering all employees. After an employee completes one-year of service, the plan provides for annual contributions by the Company equal to 6% of the employee's gross salary, excluding bonuses and commissions. The Company's contributions to the plan vest after a five-year period. Employees may also make voluntary contributions to the plan up to a maximum of 10% of their gross salary on an after-tax basis. In accordance with the plan, unvested amounts relating to terminated employees are credited against pension contributions by the Company. Such forfeitures amounted to $111,000, $81,000, and $128,000 in fiscal years 1996, 1997, and 1998, respectively. It is the Company's policy to fund pension costs accrued. Net expense of the plan was approximately $365,000, $441,000, and $518,000 in fiscal years 1996, 1997, and 1998, respectively.

The Company also maintains a 401(k) profit sharing plan and trust. The plan allows for employees to contribute up to 10% of gross salary on a pre-tax basis and 5% of gross salary on an after-tax basis. The Company matches 50% of employee contributions up to 4% of eligible salary. Total expense of the plan was approximately $176,000, $224,000, and $196,000 in fiscal years 1996, 1997, and 1998, respectively.

Note 15: Supplemental Cash Flow Information

The Company paid cash for interest expense and income taxes as follows (in thousands):

                                                                  Year Ended October 31,
                                                         1996             1997             1998
                                                         ----             ----             ----

Interest                                                $    71          $   94         $    29
Income taxes                                            $    21          $   25         $   125


Non-cash investing and financing activities:

Note issued for purchase of fixed assets                $  258

Details of acquisition (Note 4):

Fair value of assets acquired                           $  926
Liabilities assumed                                        108
Common stock issued                                        584
-------------------------------------------------------------------------------------------------

Cash paid                                                  234
Less: cash acquired                                        123
-------------------------------------------------------------------------------------------------
Net cash paid for acquisition                             $111
=================================================================================================

Note 16: Selected Quarterly Financial Data (Unaudited)

The following table presents unaudited quarterly operating results and the price range of common stock for the Company's last eight fiscal quarters.

(In thousands, except per share data)


                                             Jan. 31,         April 30,         July 31,          Oct. 31,
                                                 1997              1997             1997              1997
----------------------------------------------------------------------------------------------------------
Net sales                                 $     7,094     $       7,239    $       8,842     $       8,593
Gross margin                                    3,043             2,716            3,375             3,193
Income from operations                            607               554              512               701
Net income per share:                             669               615              615             1,833
   Basic                                  $      0.16     $        0.15    $        0.15     $        0.43
----------------------------------------------------------------------------------------------------------
   Diluted                                $      0.15     $        0.14    $        0.14     $        0.39
==========================================================================================================

Stock prices
      High                                $     7.375     $       6.500    $       5.984     $       8.750
      Low                                 $     5.125     $       5.250    $       4.188     $       4.500
----------------------------------------------------------------------------------------------------------
                                             Jan. 31,         April 30,         July 31,          Oct. 31,
                                                 1998              1998             1998              1998
----------------------------------------------------------------------------------------------------------

Net sales                                      $6,555            $7,651           $6,929            $5,322
Gross margin                                    1,775             2,087            1,324               728
Loss from operations                           (1,117)             (727)          (1,626)           (2,960)
Net loss per share:                            (1,169)             (749)          (3,855)           (2,868)
   Basic and diluted                      $     (0.27)    $       (0.17)   $       (0.90)    $       (0.68)
==========================================================================================================

Stock prices
      High                                $     7.375     $       5.875    $       4.250     $       2.063
      Low                                 $     5.156     $       4.000    $       2.063     $       0.938
==========================================================================================================


As discussed in Note 4, the Company wrote off goodwill and established reserves relating to Microlog Europe which resulted in a fourth quarter adjustment of $754,000.

                        REPORT OF INDEPENDENT ACCOUNTANTS
                        ---------------------------------

To the Board of Directors and Stockholders
Microlog Corporation

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of changes in stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Microlog Corporation and its subsidiaries at October 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended October 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has suffered recurring losses from operations and has been unable to obtain sufficient debt financing for working capital purposes. These conditions raise substantial doubt about its ability to continue as a going concern. Management's plans in regards to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


PRICEWATERHOUSECOOPERS LLP


McLean, Virginia
March 17, 1999

Management's Discussion and Analysis of
Financial Condition and Results of Operations

                                                                                             Period-to-Period
                                                                                            Percentage Changes
                                                     Percentage of Net Sales
                                                     Year Ended October 31,                  1996          1997
                                                                                              to            to
                                                    1996         1997         1998           1997          1998
                                                    ------------------------------           ------------------
Net sales:
  Voice processing                                 61.6%        60.7%         55.7%          21.7%       (23.5)%
  Performance analysis                             38.4%        39.3%         44.3%          26.5%        (6.2)%
-----------------------------------------------------------------------------------

  Total net sales                                 100.0%       100.0%        100.0%          23.6%       (16.7)%
-----------------------------------------------------------------------------------

Costs and expenses:
  Cost of sales                                    58.8%        61.2%         77.6%          28.7%         5.7%
  Selling, general and administrative              24.9%        20.1%         34.4%          (0.3)%       42.6%
  Research and development                          8.1%        11.3%         12.3%          70.9%        (9.0)%
-----------------------------------------------------------------------------------

  Total costs and expenses                         91.8%        92.6%        124.3%          24.6%        11.9%
-----------------------------------------------------------------------------------
Investment and other income
  (expense), net                                   (0.1%)       (0.4%)         0.3%        (286.5)%      161.5%
-----------------------------------------------------------------------------------

(Loss) income before income taxes                   8.1%         7.0%        (24.0)%          7.6%      (384.3)%
-----------------------------------------------------------------------------------

(Provision) benefit for income taxes                2.5%         4.7%         (8.7)%        134.9%      (253.2)%
-----------------------------------------------------------------------------------

Net (loss) income                                  10.6%        11.7%        (32.7)%         37.6%      (331.5)%
-----------------------------------------------------------------------------------


Results of Operations

The Company had a net loss of $8.6 million (($2.02) per basic and diluted share) for the fiscal year ended October 31, 1998. These results include a write-off of $2.15 million (($.50) per basic and diluted share) related to the deferred tax asset. As a result of the losses in fiscal year 1998 and the uncertainty of future profitability, management believes that the expected future realization of the Company's net operating loss carryforwards is not likely to be realized in the near future. By comparison, the Company had net income of $3.7 million ($.89 per basic share and $.82 per diluted share) for the fiscal year ended October 31, 1997, which included a $1.5 million ($.36 per basic share and $.33 per diluted share) income tax benefit. The Company had net income of $2.7 million ($.67 per basic share and $.59 per diluted share) for the fiscal year ended October 31, 1996, which included a $650,000 ($.16 per basic share and $.14 per diluted share) income tax benefit. The Company is now reporting basic and diluted earnings per share as required under Statement of Financial Accounting Standards (SFAS No.128), "Earnings per Share", which became effective for the Company in fiscal year 1998.

The net loss of $8.6 million for fiscal year 1998 was attributable to the Company's voice processing operations. Approximately $5.3 million of this loss was due primarily to insufficient voice processing revenues and a change in the sales mix in the Company's voice processing operations. The loss was also due in part to a write-off of the deferred tax asset ($2.15 million), a large increase in the reserve for inventory obsolescence ($1.3 million), the write-off of goodwill ($0.5 million), and reserves associated with the relocation of its operations facility in The Netherlands ($0.3 million). These losses were offset by the $1.0 million net income generated from the Company's performance analysis and supports services operations.

Over the past fiscal year the Company has been experiencing reduced demand, increased competition and reduced margins in the voice processing area, which the Company attributes to market forces. The Company believes that interactive information response (IIR) systems in general, and in the retail pharmacy vertical market targeted by the Company's commercial sales efforts in particular, are becoming commodities which are more readily available from an increased number of vendors and require less engineering customization. Accordingly, competition has increased, margins have been reduced, and it has become more difficult to sell these products. In addition, governmental customers have been procuring large IIR systems as part of major procurements from larger vendors, which has required the Company to work through prime contractors, also resulting in greater difficulty in making sales and increased pressure on margins. One of the Company's short-term responses to these market trends has included increased marketing efforts focusing on the capabilities of the Company's Intela product and its ability to customize the product to meet specific application requirements.

In February 1999, the Company restructured its voice processing operations in order to bring expenses in line with forecasted revenues. In connection with this restructuring, the Company reduced its voice processing workforce by approximately 25% and wrote off equipment associated with its headcount reductions. As a result of the restructuring and cost reduction plan the Company expects to reduce total voice processing operating expenses by approximately $4.0 million annually and approximately $2.3 million for the remainder of fiscal year 1999, starting in the second quarter of fiscal year 1999.

In fiscal year 1999, the Company's strategy for addressing the market trends will be to move aggressively into the customer contact center market, which was a new vertical market for the Company in late fiscal year 1997 and fiscal year 1998. The Company will be focusing sales of its UNIX-based Intela product, the Company's principal interactive communications system, on contact center applications. The Company also will be promoting its newest product line, uniQue(TM), a family of open solutions for customer contact center management that leverages the effectiveness of unified queuing, priority and skills-based routing, and "zero administration" at the agent's desktop. With "zero administration", the system administrator makes changes to the configuration or application from a central location and distributes to the agents' desktops automatically. In fiscal year 1998, the Company launched its first product from the uniQue(TM) suite of contact center products, uniQue Agent(TM), an application that allows the contact center agent to seamlessly manipulate all of the different media types: email, fax, Web, and voice contacts all at one work station. The Company is devoting significant efforts to promote market acceptance of uniQue Agent(TM), and is commencing an advertising campaign directed specifically at contact centers, collections, and interactive communications industries.

To a lesser extent, the Company also will be focusing on another Intela application, The Automated Collector(TM) (TAC), which has recently been enhanced to add features the Company believes will meet market requirements. The Company will be seeking technology partners and resellers for this product in fiscal year 1999.

Also in fiscal year 1999, the Company will continue to market its Intela product to its base of VCS 3500 customers. The Company no longer offers the VCS 3500 product; there were no VCS 3500 product revenues in fiscal years 1998 or 1997 and limited revenues ($0.6 million) in fiscal year 1996. The Company continues to support its base of VCS 3500 customers and receives service revenues from this support, but expects these revenues to decline since the Company has not updated the product, including with respect to Year 2000 compliance, since fiscal year 1996.

The Company is subject to the risk that its new strategy will not be successful. The new strategy is dependent on market acceptance of the Company's new focus and new products, ongoing research and development efforts and sales activities over the near term. In addition, the new strategy is also dependent on the Company's ability to successfully reduce costs. The Company is subject to the risk that it will not be able to obtain and maintain the necessary debt financing it requires to implement its new strategy. Failure to obtain and maintain required financing would have a material adverse effect on the Company. The Company's fiscal year 1999 operating budget includes significant expenditures relating to the development and marketing of its new product line, uniQue and requires the Company to utilize debt financing to maintain its new strategy. The Company's anticipated cash flows from existing operations will not generate the required cash flows to successfully launch the Company's new strategy. If the Company is unable to obtain and maintain the necessary debt financing, the Company will not be able to successfully implement its new strategy and it will be forced to reduce expenditures in addition to those associated with the restructuring discussed above in order to continue as a going concern. The Company is subject to the risks that it may not make the necessary decisions to reduce expenditures in enough time to avoid severe adverse consequences. In March 1999, the Company has a commitment for a new line-of-credit facility with a new financial institution (Note 9).

Net Sales

Net sales for fiscal year 1998 were $26.5 million, which represented a decrease of 17% from net sales in fiscal year 1997. Net sales for fiscal year 1997 were $31.8 million, which represented an increase of 24% from net sales in fiscal year 1996. Net sales for fiscal year 1996 were $25.7 million. The decrease in fiscal year 1998 was due to a decrease in voice processing net sales of $4.5 million and a decrease in performance analysis net sales of $0.8 million. The increase in fiscal year 1997 was due to an increase in voice processing net sales of $3.4 million and an increase in performance analysis net sales of $2.6 million.

Voice Processing Net Sales

The Company's voice processing net sales decreased 24% in fiscal year 1998 to $14.7 million, compared to $19.3 million in fiscal year 1997. The decrease in voice processing net sales during fiscal year 1998 was primarily due to a 32% decrease in voice processing product sales. The decrease in voice processing product sales was primarily attributable to a decrease in sales of the Company's Automated Prescription Refill System (APRS) product to commercial customers ($3.1 million), a decrease in sales to government customers ($1.7 million), and a decrease in sales to distributors ($0.2 million), offset by an increase in sales to international customers ($0.5 million). The Company believes that the decrease in sales is largely attributable to the market trends discussed above.

The Company's voice processing net sales increased 22% in fiscal year 1997 to $19.3 million, compared to $15.8 million in fiscal year 1996. The increase in voice processing net sales during fiscal year 1997 included a 22% increase in voice processing product sales and a 21% increase in product support and services sales. The increase in voice processing net sales was primarily attributable to an increase in sales of the Company's APRS product, to commercial customers ($2.5 million) and an increase in sales to international customers ($1.3 million), offset by a decrease in sales to distributors ($0.5 million).

In fiscal year 1998, sales to the Company's 10 largest customers accounted for 85% of voice processing sales. One of the three largest customers was in each of the Company's three sectors: government, commercial, and international. In fiscal year 1997, sales to the Company's 10 largest customers accounted for 90% of voice processing sales. Two of the four largest customers were in the government sector while one customer was in the commercial sector and one customer was in the international sector. In fiscal year 1996, sales to the Company's 10 largest customers accounted for 82% of voice processing sales. One of the three largest customers was in each of the Company's three sectors: government, commercial, and international.

Sales to government customers for fiscal year 1998 were $8.0 million (54% of voice processing net sales and 30% of consolidated net sales) which represented an 18% decrease from sales to government customers in fiscal year 1997. Sales to government customers for fiscal year 1997 were $9.7 million (51% of voice processing net sales and 31% of consolidated net sales) which represented a 1% increase from sales to government customers in fiscal year 1996. Sales to government customers for fiscal year 1996 were $9.6 million (61% of voice processing net sales and 37% of consolidated net sales). Fiscal year 1997 included a $3.5 million sale on a bill and hold basis requested by the customer. The system was accepted and title passed to the customer in fiscal year 1997, and just after year-end, in November 1997, the system was operational at the customer's premises. Although the Company increased sales ($1.8 million) to existing government customers in fiscal year 1998, the Company was unable to replace a $3.5 million sale to a large customer that occurred in fiscal year 1997. In addition, the Company was unable to secure any new government customers in fiscal year 1998. Government sales remained relatively flat in fiscal year 1997 as compared to fiscal year 1996. The Company believes sales to government customers also are being affected by the market trends discussed above.

Sales to commercial customers for fiscal year 1998 were $3.3 million (23% of voice processing net sales and 12% of consolidated net sales ) which represented a 48% decrease from sales to commercial customers in fiscal year 1997. Sales to commercial customers for fiscal year 1997 were $6.4 million (33% of voice processing net sales and 20% of consolidated net sales) which represented a 64% increase from sales to commercial customers in fiscal year 1996. Sales to commercial customers for fiscal year 1996 were $3.9 million (24% of voice processing net sales and 15% of consolidated net sales). The decrease in commercial sales in fiscal year 1998, as well as the increase in commercial sales in fiscal year 1997 compared to fiscal year 1996, was primarily attributable to significant sales of the APRS product in the retail pharmacy market to the Company's principal customer in the retail pharmacy market. As discussed above, due to market trends the Company's commercial sales of the APRS product are subject to increased competition, including the internal MIS departments of potential retail pharmacy customers.

Sales to international customers for fiscal year 1998 were $3.4 million (23% of voice processing net sales and 13% of consolidated net sales) which represented a 17% increase from sales to international customers in fiscal year 1997. Sales to international customers in fiscal year 1997 were $2.9 million (15% of voice processing net sales and 9% of consolidated net sales) which represented an 80% increase from sales to international customers in fiscal year 1996. Sales to international customers for fiscal year 1996 were $1.6 million (10% of voice processing net sales and 6% of consolidated net sales). The increase in international sales in fiscal year 1998 was primarily due to a $1.6 million sale to a subsidiary of KPN Telecom of The Netherlands, offset by decreased sales of $1.1 million to the Company's European third party resellers. During fiscal year 1998, the Company and its Board of Directors approved a plan to relocate its facility based in The Netherlands. As of October 31, 1998, the Company has established reserves of $0.3 million representing costs associated with the termination of employees, the remaining net operating lease obligation associated with its Netherlands facility and the relocation of its office. The increase in international sales in fiscal year 1997 was primarily due to sales from new third party resellers of the Company's products such as Devotech of France and KPN Telecom of The Netherlands.

As of October 31, 1998, the Company had a backlog of existing orders for voice processing systems totaling $2.0 million. By comparison, the backlog, as of October 31, 1997, was $2.9 million. The Company has experienced fluctuations in its backlog at various times in the past attributable primarily to the seasonality of governmental purchases. The Company anticipates that all of the outstanding orders at October 31, 1998 will be shipped and the sales recognized during fiscal year 1999. Although the Company believes that its entire backlog of orders consists of firm orders, because of the possibility of customer changes in delivery schedules and delays inherent in the government contracting process, the Company's backlog as of any particular date may not be indicative of actual sales for any future period.

Performance Analysis and Support Services Net Sales

Net sales from performance analysis and support services for fiscal year 1998 were $11.7 million which represented a 6% decrease from net sales from performance analysis and support services in fiscal year 1997. Net sales of performance analysis and support services in fiscal year 1997 were $12.5 million which represented a 27% increase over net sales of performance analysis and support services of $9.9 million in fiscal year 1996. The decrease in net sales from performance analysis and support services in fiscal year 1998 resulted from a reduction in the level of work authorized under existing contracts from the Johns Hopkins University Applied Physics Laboratory (APL), the Company's principal customer for these services. The increase in net sales from performance analysis and support services in fiscal year 1997 resulted from the addition of new contracts as well as increases in the level of work authorized under existing contracts with APL.

The Company believes that its performance analysis contracts are likely to continue to provide a stable source of sales for the Company. The Company is beginning to experience (indirectly, through its contracts with APL) the effects of some reductions in defense spending due to changes in U.S. defense priorities. The Company is not aware of any proposed reductions in spending that will result in any material adverse affect over the next fiscal year on its net sales from performance analysis and support services nor alter the manner in which it procures contracts for such services. However, there is no assurance that changes in defense priorities or continuing budget reductions will not cause such an effect during the fiscal year or thereafter.

As of October 31, 1998, the Company had a backlog of funding on existing contracts for performance analysis and support services totaling $0.2 million. By comparison, the backlog as of October 31, 1997 was $2.9 million. The decrease in backlog was primarily due to the types of contracts that the Company had in backlog at October 31, 1998, as compared to October 31, 1997. At October 31,1998, the Company's contracts consisted primarily of indefinite delivery, indefinite quantity (IDIQ) contracts which generally do not have a funding amount, and therefore are not included in backlog. At October 31, 1997, the Company had a contracts portfolio which included fixed price and time and materials contracts which have a funding amount, as well as IDIQ contracts which generally do not have a funding amount. The Company estimates that the entire $0.2 million of backlog at October 31, 1998 will be recognized as sales in fiscal year 1999. Because of the delays inherent in the government contracting process or possible changes in defense priorities or spending, the Company's backlog as of any particular date may not be indicative of actual sales for any future period. Although the Company believes that its backlog of funding on existing contracts is firm, the possibility exists that funding for some contracts on which the Company is continuing to work, in the expectation of renewal, may not be authorized. In addition, the Government has the right to cancel contracts, whether funded or not funded, at any time, although to date this has not occurred.

Costs and Expenses

Cost of sales of products were $8.7 million, or 93% of net sales of products, for fiscal year 1998; $7.2 million, or 52% of net sales of products, for fiscal year 1997; and $5.2 million, or 45% of net sales of products, for fiscal year 1996. The increase in cost of sales of products, both in dollar amount and as a percentage of sales, for fiscal year 1998 was primarily attributable to an increase in the reserve for inventory obsolescence ($1.3 million) related to inventory for certain product lines for which there has been a significant decline in gross margins and demand, and therefore future sales are doubtful. The increase is also attributable to lower margins on products sales to commercial and government customers. The Company believes both of these factors are due to the market trends discussed above. The fiscal year 1998 lower margins are attributable to the lack of sales of software licenses in fiscal year 1998 compared to sales of software licenses ($3.1 million) in fiscal year 1997. Sales of software licenses have significantly lower costs of sales than product sales. Additionally, the increase in cost of sales of products, as a percentage of sales, for fiscal year 1998 was attributable to certain fixed costs that do not vary directly with sales volume, therefore, the decline in net sales of products did not result in a similar decline in costs.

The increase in cost of sales of products, both in dollar amount and as a percentage of sales, for fiscal year 1997 was primarily attributable to increased pricing pressures in the international sector resulting in higher costs as a percentage of sales, as well as a large government contract which yielded lower margins than the Company's average margins.

Cost of sales of services were $11.9 million, or 69% of net sales of services, for fiscal year 1998; $12.2 million, or 69% of net sales of services, for fiscal year 1997; and $9.9 million, or 70% of net sales of services, for fiscal year
1996. The decrease in cost of sales in fiscal year 1998 was primarily attributable to the decrease in net sales of performance analysis services. The increase in cost of sales in fiscal 1997 was primarily attributable to the increase in net sales of performance analysis services.

Selling, general and administrative costs were $9.1 million or 34% of net sales, for fiscal year 1998; $6.4 million, or 20% of net sales, for fiscal year 1997; and $6.4 million, or 25% of net sales, for fiscal year 1996. The increase in fiscal year 1998, both in dollar amount and as a percentage of sales, was primarily attributable to increased staffing in the sales and marketing departments, expanded marketing programs, the write-off of the remaining goodwill balance resulting from the determination that the goodwill balance was impaired, and the relocation of operations associated with the Company's voice processing operations in The Netherlands. The decrease in fiscal year 1997, as a percentage of sales, was primarily attributable to increased sales. The Company anticipates that selling, general, and administrative costs, excluding certain one-time charges in fiscal year 1998, will decrease in fiscal year 1999 as a result of the restructuring discussed below.

Research and development expenses reflect costs associated with the development of applicable software and product enhancements for the Company's voice processing systems. The Company believes that the process of establishing technological feasibility with its new products is completed approximately upon release of the products to its customers. Hence, the Company does not anticipate capitalizing research and development costs. Research and development expenses were $3.3 million, or 12% of net sales for fiscal year 1998; $3.6 million, or 11% of net sales for fiscal year 1997; and $2.1 million, or 8% of net sales for fiscal year 1996.

Research and development expenses for 1998 were focused on the Intela, TAC, APRS, and uniQue products. uniQue Agent was announced and substantially completed in November 1998 as a product offering available for customer trial in the contact center market. uniQue Agent is the first in a series of offerings the Company is developing to provide a comprehensive range of solutions within the contact center market in fiscal year 1999. This open, standards-based product enables companies to route and prioritize phone calls, e-mails, web contacts, faxes, and hardcopy mail and other contact types to the appropriate skilled agent for handling. The uniQue development activities will also be a major focus in fiscal year 1999 for the Company's research and development efforts. The Company is subject to the risk that it may not have the financial resources to support its research and development strategy. Intela was enhanced for new features and Year 2000 compliance in the System Release 6 (SR6) version of the product. TAC was enhanced to meet market requirements to readily integrate with both custom and widely available collections databases in use in customer sites. APRS was extended and customized for a number of customer opportunities in 1998 which did not materialize. A significant amount of custom engineering is undertaken by the Company in providing special features, application development, and system integration services to our customers.

Investment and Other Income, Net

The Company had net investment and other income of $88,000 for fiscal year 1998, as compared to net investment and other expense of $143,000 for fiscal year 1997 and $37,000 for fiscal year 1996. The higher income level in fiscal year 1998 was primarily due to the recognized gain of $73,000 on the sale of the Company's office building and land, higher interest income on short term investments, and less interest expense on short term borrowings. The higher expense level in fiscal year 1997 resulted from an $84,000 write off of obsolete fixed assets.

Provision for Income Taxes

Income taxes payable (refundable) of $149,000 in fiscal year 1998, $(545) in fiscal year 1997, and $11,000 in fiscal year 1996 relate to state income taxes, and the alternative minimum tax for Federal income tax. Based on the Company's recent profitability in fiscal years 1995 through 1997, the Company recorded a deferred tax asset of $650,000 and $1,500,000 in fiscal years 1996 and 1997, respectively, reflecting the benefit of approximately $5.5 million in loss carryforwards. Due to the unprofitable operations in fiscal year 1998 and the uncertain future profitability, the Company has reassessed the probability of realizing these net operating loss carryforwards and has determined that their expected future realization is not likely to be realized in the near future. The Company wrote off the deferred tax asset of $2.15 million in fiscal year 1998. The Company has provided a valuation allowance for $10.3 million of net operating losses as management has determined it was not likely that this amount will be realized.

The Company has exhausted its ability to carry losses back for income tax refunds. Net operating loss and tax credit carryforwards for income tax reporting purposes of approximately $10.3 million and $0.4 million, respectively, will be available to offset taxes generated from future taxable income through 2013. If certain substantial changes in the Company's ownership should occur, there would be an annual limitation on the amount of the carryforwards which can be utilized.

Restructuring of Operations

In February 1999, the Company restructured its voice processing operations in order to bring expenses in line with forecasted revenues. In connection with this restructuring, the Company reduced its voice processing workforce by approximately 25% and wrote off equipment associated with its headcount reductions.

The Company will incur a restructuring charge of approximately $260,000 in the second quarter of fiscal 1999, for severance and benefits costs for the reduction of approximately 25 employees in February 1999. Temporary employees and contractors will also be reduced. Included in the restructuring charge is a write-off of assets of approximately $50,000 which includes the write-off of
equipment   associated  with  headcount   reductions.

As a result of these restructuring activities, the Company expects to reduce its annual voice processing operating expenses, in the form of reduced salaries and wages, by approximately $1.8 million. The Company expects to complete most of the actions associated with the restructuring by the end of the second quarter of fiscal year 1999.

The Company expects to also decrease expenses as a result of the reduced headcount in areas such as travel, training and communications expenses. Additionally, the Company is initiating a cost reduction plan in areas such as advertising, recruiting, office and computer supplies, and professional fees to further reduce voice processing operating expenses. As a result of the restructuring and cost reduction plan the Company expects to reduce total voice processing operating expenses by approximately $4.0 million annually and approximately $2.3 million for the remainder of fiscal year 1999, starting in the second quarter of fiscal year 1999.

In addition to a significant reduction in its international voice processing operations which occurred as a result of the restructuring, the Company is currently evaluating options for the transfer or sale of its existing Microlog Europe interactive voice response operations, sales, and support activities to organizations in similar lines of business. The Company is continuing to explore uniQue opportunities in Europe through these organizations.

Year 2000 Compliance

In fiscal year 1998, the Company began the process of identifying and determining the appropriate resolution to all of the Company's issues relating to the "Millennium Bug". These issues arise because of the date sensitive software programs which use two digits to define the applicable year, resulting in interpretation of a date using "00" as the Year 1900 rather than the Year
2000. This could result in miscalculations or a major system failure. The Company has concluded that if no action is taken to avoid these consequences, its Year 2000 issues will have a material effect on the Company's results of operations and financial condition.

Areas which require remediation are: 1) in-house systems and software programs used to run the business; 2) products sold to the Company's customers; and 3) systems and services provided by vendors.

The Company has reviewed its in-house systems for compliance and determined that all systems will be affected. During fiscal year 1998, the Company completed the conversion of its accounting, inventory, manufacturing control and information systems to a new system in order to provide more efficient management information throughout the Company. In October 1998, as part of system maintenance, a Year 2000 compliant software release was installed. The vendor has certified that the new system is Year 2000 compliant. As part of the Company's computer upgrade plan, approximately $0.5 million of hardware and software upgrades were purchased for the internal computer network in fiscal year 1998. These systems were all Year 2000 compliant and were also part of the Company's Year 2000 compliance program. All remaining in-house computer systems which are mission critical have been identified, including operating systems and applications software, and studies are currently being conducted to determine which programs are compliant and which are not. The Company believes that the majority of its mission critical systems is currently compliant or can be made compliant at minimal cost. Non-compliant systems must be replaced or abandoned prior to the beginning of the Year 2000.

The Company has made a thorough review and testing of its products and believes that its current products, Intela and uniQue, are Year 2000 compliant. The Company's assessment of its current products is partially dependent upon the accuracy of representations concerning Year 2000 compliance made by its suppliers, such as Aspect, Dialogic, Microsoft and SCO (Santa Cruz Operation), among others. Many of the Company's customers are, however, using earlier versions of the Company's current products, previous products or discontinued products, which are not Year 2000 compliant. The Company has initiated programs to proactively notify such customers of the risks associated with using these products and to actively encourage such customers to migrate to the Company's current products. The Company presently receives service and maintenance revenues with respect to certain of these products, and such revenues are likely to cease upon migration to the Company's current products or at the end of the Year 1999.

In addition, the Company's products are generally integrated within a customer's enterprise system, which may involve products and systems developed by other vendors. A customer may mistakenly believe that Year 2000 compliance problems with its enterprise system are attributable to products provided by the Company. The Company may, in the future, be subject to claims based on Year 2000 compliance issues related to a customer's enterprise system or other products provided by third parties, custom modifications to the Company's products made by third parties, or issues arising from the integration of the Company's products with other products. The Company has not been involved in any proceeding involving its products or services in connection with Year 2000 compliance. However, there is no assurance that the Company will not, in the future, be required to defend its products or services in such proceedings against claims of Year 2000 compliance issues. Any resulting liability of the Company for damages could have a material adverse effect on the Company's business, operating results and financial condition.

The Company purchases components and services which have been evaluated for Year 2000 compliance. The Company has divided its vendors into those who supply critical services, manufacturing suppliers and manufacturing contractors. The Company has obtained certification from each of its material vendors as to its Year 2000 compliance. The costs to evaluate and obtain certification from its key vendors were not material.

Despite the Company's intent to complete the modifications necessary to be Year 2000 compliant, there exists the risk that the Company will be unable to complete all tasks required in a timely manner, or that certain issues or systems could be over-looked. If the required modifications are not made, or should they not be completed in a timely manner, this issue could materially and adversely affect the Company's operating results and financial condition. The Company estimates that the total costs for Year 2000 compliance will not exceed $0.6 million.

Factors That May Effect Future Results of Operations

Various paragraphs of this Item 2 (Management's Discussion and Analysis of Financial Condition and Results of Operations) contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Actual results could differ materially from those projected in the forward-looking statements as a result of the factors set forth below and elsewhere in this document.

The Company believes that its results of operations will be affected by factors such as the timing of introduction by the Company of new and enhanced products and services, market acceptance of new voice processing products and enhancements of existing products, continuation of market trends in the voice processing market, growth in the voice processing market in general, competition, commitments to automation by potential large purchasers of the Company's Retail Solutions products, fluctuations in the buying cycles of governmental customers, changes in general economic conditions, and changes in the U.S. defense industry and their impact on the prime contractor for which the Company provides performance analysis and support services.

The Company is subject to the risk that its new strategy will not be successful. The new strategy is dependent on market acceptance of the Company's new focus and new products, ongoing research and development efforts and sales activities over the near term. In addition, the new strategy is also dependent on the Company's ability to successfully reduce costs. The Company is subject to the risk that it will not be able to obtain and maintain the necessary debt financing it requires to implement its new strategy. Failure to obtain and maintain required financing would have a material adverse effect on the Company. The Company's fiscal year 1999 operating budget includes significant expenditures relating to the development and marketing of its new product line, uniQue and requires the Company to utilize debt financing to maintain its new strategy. The Company's anticipated cash flows from existing operations will not generate the required cash flows to successfully launch the Company's new strategy. If the Company is unable to obtain and maintain the necessary debt financing, the Company will not be able to successfully implement its new strategy and it will be forced to reduce expenditures in addition to those associated with the restructuring discussed above in order to continue as a going concern. The Company is subject to the risks that it may not make the necessary decisions to reduce expenditures in enough time to avoid severe adverse consequences. In March 1999, the Company has a commitment for a new line-of-credit facility with a new financial institution (Note 9).

Liquidity and Capital Resources

Working capital as of October 31, 1998 was $2.0 million, as compared to $6.7 million as of October 31, 1997. The decrease was primarily attributable to a decrease in cash and cash equivalents ($1.6 million), a decrease in accounts receivable ($0.8 million), a decrease in inventories ($1.0 million), and a decrease in the current portion of the deferred tax asset ($1.2 million). The decline in cash was primarily attributable to the losses in fiscal year 1998.

Accounts receivable as of October 31, 1998 were $3.1 million as compared to $3.9 million as of October 31, 1997. The decrease in accounts receivable was primarily attributable to decreased sales in voice processing, and to a lesser extent, decreased sales in performance analysis and support services.

Fixed assets as of October 31, 1998 were $1.4 million as compared to $3.7 million as of October 31, 1997. The net decrease in fixed assets resulted primarily from the sale of the Company's office building and land with a net book value ($2.0 million), depreciation expense ($0.8 million), offset by the purchase of assets ($0.5 million). Major assets purchased were primarily hardware and software upgrades to the Company's internal computer network and workstations.

In January 1999, the Company learned that its line-of-credit facility will not be renewed by its financial institution under the same terms and conditions. As discussed in Note 3, the Company's fiscal year 1999 operating budget includes significant expenditures relating to the development and marketing of the Company's new product line, uniQue and requires the Company to utilize debt financing to maintain its new strategy. If the Company is unable to obtain and maintain adequate financing, the Company will not be able to successfully implement its new strategy and will be forced to reduce expenditures in addition to those associated with the restructuring, discussed above, in order to continue as a going concern. The Company is subject to the risk that it may not make the necessary decision to reduce expenditures in enough time to avoid severe adverse consequences. On February 28,1999, the line-of-credit expired.

In February 1999, the Company and its financial institution put in place a $750,000 line-of-credit facility, which allows the Company to borrow up to 75% of the eligible receivables of Old Dominion Systems Inc. of Maryland. The line of credit bears interest at the bank's prime rate plus 1.25% (9% at February 11, 1999) and is payable upon demand. At March 17, 1999, $500,000 was outstanding against this line-of-credit. This credit facility will be terminated upon closing of the $2.0 million revolving line-of-credit facility with the new financial institution discussed below.

The Company has a commitment for a $2.0 million revolving line-of-credit facility with a new financial institution, which allows the Company to borrow up to 75% of its eligible receivables to a maximum of $2,000,000, subject to the right of the financial institution to make loans at its discretion. The Company expects to close on this loan facility by the end of March, 1999. The line-of-credit bears interest at the bank's prime rate plus 2.25% (10.00% at March 17,

1999), and contains a 0.025% fee on the average unused portion of the line as well as a monthly collateral fee and a 1% upfront commitment fee. The term of the loan is one year, and subjects the Company to a restrictive covenant of not exceeding 115% of its consolidated planned quarterly losses for its second and third quarters of fiscal year 1999, and a requirement for consolidated profitability beginning in the fourth quarter of fiscal year 1999. The line also subjects the Company to a number of restrictive covenants including restrictions on mergers or acquisitions, payment of dividends, and certain restrictions on additional borrowings. The line will be secured by all of the Company's assets.

In February 1998, the Company renewed its line-of-credit facility with its bank, which allows the Company to borrow up to 70% of its eligible receivables to a maximum of $2,000,000. The line-of-credit bears interest at the bank's prime rate plus 1.25% (9.00% at October 31, 1998), and contains a 0.5% commitment fee on the average unused portion of the line. The line expires on February 28, 1999 and subjects the Company to a number of restrictive covenants, including a requirement to maintain a minimum consolidated tangible net worth, a maximum ratio of total liabilities to tangible net worth, and a minimum current ratio. There are restrictions on mergers or acquisitions, payment of dividends, and certain restrictions on additional borrowings. The line is secured by all of the Company's tangible assets. At October 31, 1998, the Company was not in compliance with the covenants for a minimum consolidated tangible net worth and the maximum ratio of total liabilities to tangible net worth. The bank waived these covenants at October 31, 1998 and through January 30, 1999. There was no outstanding debt against this line-of-credit at October 31, 1998. At January 31,1999, the Company was again not in compliance with the covenants for which a waiver has not been obtained.

In February 1998, the Company also renewed its $1,000,000 loan facility. The loan facility bears interest at the bank's prime rate plus 0.5% (8.25% at October 31, 1998), and contains a 0.5% commitment fee on the average unused portion. At October 31, 1998, there was no outstanding debt against this loan facility. The loan facility was secured by the Company's principal headquarters building. In August 1998, this loan facility was terminated as a result of the sale of the Company's office building (Note 7).

In June 1996, the Company entered into a contract to purchase a new management information system including a five-year maintenance plan. The purchase, including maintenance, is being financed by the vendor over a five-year term at an annual interest rate of 8%. The financing terms require five annual payments of $140,000 each, including interest, which began on June 30, 1996. Three annual payments have been made to date. The final payment is due on June 30, 2000.

The Company is subject to the risk that its new strategy will not be successful. The new strategy is dependent on market acceptance of the Company's new focus and new products, ongoing research and development efforts and sales activities over the near term. In addition, the new strategy is also dependent on the Company's ability to successfully reduce costs. The Company is subject to the risk that it will not be able to obtain and maintain the necessary debt financing it requires to implement its new strategy. Failure to obtain and maintain required financing would have a material adverse effect on the Company. The Company's fiscal year 1999 operating budget includes significant expenditures relating to the development and marketing of its new product line, uniQue and requires the Company to utilize debt financing to maintain its new strategy. The Company's anticipated cash flows from existing operations will not generate the required cash flows to successfully launch the Company's new strategy. If the Company is unable to obtain and maintain the necessary debt financing, the Company will not be able to successfully implement its new strategy and it will be forced to reduce expenditures in addition to those associated with the restructuring discussed above in order to continue as a going concern. The Company is subject to the risks that it may not make the necessary decisions to reduce expenditures in enough time to avoid severe adverse consequences. In March 1999, the Company has a commitment for a new line-of-credit facility with a new financial institution (Note 9).

Upon closing of the $2.0 million revolving line-of-credit facility with a new financial institution as discussed above, the Company has estimated that it will have adequate resources to sustain operations through at least March 2000, based upon management's planned expenditures for fiscal year 1999. The Company is subject to the risks as to the ultimate success of its research and development efforts and sales activities. In particular, the Company is subject to the risk that its new strategy (described above) will not be successful. The new strategy is dependent on market acceptance of the Company's new focus and new products, ongoing research and development efforts and sales activities over the near term.

The Company is subject to the risk that it will not be able to obtain and maintain adequate financing to implement its new strategy. Financing activities to date have primarily consisted of cash generated from operating activities, the sale of the building and land, and the availability of debt financing. The Company has generated operating losses resulting in an accumulated deficit of $11,919,000 at October 31, 1998. Failure to obtain and maintain required financing would have a material adverse effect on the Company.

This report contains "forward-looking statements" within the meaning of the Federal Securities laws. The Company's business is subject to significant risks that could cause the Company's results to differ materially from those expressed in any forward-looking statements made in this report.

Quarterly Results

Note 16 of the Notes to Consolidated Financial Statements of the Company contained in this Annual Report presents unaudited quarterly operating results for the Company's last eight fiscal quarters. The Company believes that this unaudited information contains all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the selected quarterly information when read in conjunction with the Consolidated Financial Statements and Notes thereto. The operating results for any quarter are not necessarily indicative of results for any subsequent period.

The Company experienced losses in all four quarters of fiscal year 1998. The losses in each quarter were primarily attributable to insufficient sales in the Company's voice processing operations, a change in the sales mix in the Company's voice processing operations, and increases in the reserve for inventory obsolescence. In the third quarter, the Company wrote-off the deferred tax asset of $2.15 million ($0.50) per basic and diluted share). In the fourth quarter, the Company established reserves for the relocation of its operations facility in The Netherlands, and wrote-off the remaining goodwill balance which aggregated $0.8 million (($0.19) per basic and diluted share).

The Company was profitable in all four quarters of fiscal year 1997. The Company's quarterly results showed continued growth in net sales, net income, and net income per common share. The quarterly fluctuations for the first three quarters of fiscal 1997 were not significant. In each of the three quarters, the Company's net income was increased by a $100,000 ($0.02 per basic and diluted share) income tax benefit, and in the fourth quarter, the Company's net income was increased by a $1,200,000 ($0.28 per share basic and $0.26 per share diluted) income tax benefit.

Price Range of Common Stock

The Common Stock is presently traded on the over-the-counter market under the symbol MLOG. As of February 10, 1999, there were approximately 242 holders of record of the Common Stock. This number does not reflect the number of individuals or institutional investors holding stock in nominee name through banks, brokerage firms, and others.

Note 16 of the Notes to Consolidated Financial Statements of the Company contained in this Annual Report sets forth, for the period indicated, the range of high and low transaction prices for the Common Stock as reported on the NASDAQ Market. The closing price of the Common Stock on February 10, 1999 was $2.125 per share.

In February 1999, the Company was notified by the Nasdaq National Market System that it had failed to maintain certain maintenance standards for continued listing on the Nasdaq National Market System. The Company did not meet the requirements for minimum net tangible assets and was delinquent in filing its 10K report. The Company has requested a hearing with Nasdaq to discuss its plans for compliance with the minimum standards. The Company's common stock was delisted from the Nasdaq National Market System on one prior occasion. In February 1996, the company returned to the Nasdaq National Market System. The common stock was traded on the Nasdaq Small Caps Market until its market value of public float had risen and the Company was able to re-list on the Nasdaq National Market System. If the common stock is delisted from the Nasdaq National Market System, there can be no assurance that it will be able to re-list such securities on that system.

On March 5, 1999, Nasdaq informed the Company that it was halting trading of the Company's stock pending receipt and review of additional information. The Company has provided this information to Nasdaq, but has not been advised by Nasdaq regarding the status of Nasdaq's review.

Dividend Policy

The Company has not paid any dividends in over 10 years. Certain of the Company's debt agreements restrict the payment of dividends. See Note 9 of the Notes to Consolidated Financial Statements. The Company does not anticipate paying any cash dividends in the foreseeable future.

Newly Issued Accounting Standards

In June 1997, the FASB issued SFAS No. 130, "Comprehensive Income." This statement requires that changes in the amounts of certain items, including foreign currency translation adjustments and gains and losses on certain securities be shown in the financial statements. SFAS No. 130 does not require a specific format for the financial statement in which comprehensive income is reported, but does require that an amount representing total comprehensive income be reported in that statement. SFAS No. 130 will be effective for the Company's fiscal year 1999 and requires reclassification of earlier financial statements for comparative purposes. The Company believes the adoption of SFAS No. 130 will not have a material effect on the consolidated financial statements.

Also, in June 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." This statement will change the way public companies report information about segments of their business in annual financial statements and requires them to report selected segment information in their quarterly reports issued to stockholders. SFAS No. 131 also requires entity-wide disclosures about the products and services an entity provides, the material countries in which it holds assets and reports revenues, and its major customers. SFAS No. 131 will be effective for the Company's fiscal year 1999. The Company believes the adoption of SFAS No. 131 will not have a material effect on the consolidated financial statements.

In October 1997, the Accounting Standards Executive Committee (AcSEC) issued Statement of Position 97-2 (SoP 97-2), "Software Revenue Recognition," which supersedes SoP 91-1. This statement provides guidance on when revenue should be recognized and in what amounts for licensing, selling, leasing or otherwise marketing computer software. SoP 97-2 will be effective for the Company's fiscal year 1999. The Company does not expect the adoption of SoP 97-2 to have a material effect on the current operations. However, the effect of this statement is uncertain as it relates to future products.

In February 1998, the FASB issued SFAS No. 132, "Employers' Disclosures About Pensions and Other Postretirement Benefits." This statement standardizes the disclosure requirements for pensions and other postretirement benefits to the extent practicable and requires additional information on changes in the benefit obligations and fair values of plan assets that will facilitate analysis. Additionally, SFAS No. 132 eliminates certain disclosures that are no longer as useful as they were when SFAS No. 87, "Employers' Accounting for Pensions", SFAS No. 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits", and SFAS No. 106, "Employers Accounting for Postretirement Benefits Other than Pensions" were issued. SFAS No. 132 will be effective for the Company's fiscal year 1999. The Company believes the adoption of SFAS No. 132 will not have a material effect on the consolidated financial statements.

In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement requires companies to record derivatives on the balance sheet as assets or liabilities, measured at fair value. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. SFAS No. 133 will be effective for the Company's fiscal year 2000. The Company believes the adoption of SFAS No. 133 will not have a material effect on the consolidated financial statements.

The FASB, in its APB No.25 Repairs and Maintenance Project, is in the process of drafting an interpretation that provides guidance on certain practice issues related to APB No. 25. Although not yet in final form, the FASB anticipates that the interpretation will become effective in September 1999 and should be applied (on a prospective basis) to transactions occurring after December 15, 1998. Under the new interpretation, stock option plans under which options have been repriced subsequent to December 15, 1998, must be accounted for as variable plans. Additionally, the FASB has clarified the definition of "employee" to be the common-law definition and, accordingly, options granted to outside directors (non-employees) are to be accounted for under SFAS No. 123. If approved by the FASB, options granted to the Company's Board of Directors will have to be valued at fair market value and, accordingly, compensation expense will be recorded. The Company believes that this will not have a material effect on the consolidated financial statements.

Selected Consolidated Financial Data

The following selected consolidated financial data should be read in conjunction with the Company's Consolidated Financial Statements and Notes thereto and with Management's Discussion and Analysis of Financial Condition and Results of Operations included elsewhere herein.

INCOME STATEMENT DATA (IN THOUSANDS, EXCEPT PER SHARE DATA):

                                                             Year Ended October 31,
                                          1994            1995             1996         1997                1998
-------------------------------------------------------------------------------------------------------------------

Net sales                                $ 18,669         $ 22,386        $ 25,707       $ 31,768          $ 26,457
(Loss) income from
  operations                               (4,917)           1,500           2,111          2,374            (6,430)
Net (loss) income                          (4,984)           1,387           2,713 (1)      3,732 (1)        (8,641) (2)
Net (loss) income per share:
   Basic                                $   (1.29)       $     .36       $     .67      $     .89         $  (2.02)
   Diluted                              $   (1.29)       $     .34       $     .59      $     .82         $  (2.02)




BALANCE SHEET DATA (IN THOUSANDS):

                                                                  October 31,
                                         1994             1995             1996         1997                1998
-------------------------------------------------------------------------------------------------------------------

Working capital                           $  (704)         $   749        $  3,144       $  6,671            $1,953
Total assets                                9,056            9,426          13,713         17,055             8,560
Long-term debt, net
  of current maturities                        45              ---             203            142                74
Stockholders' equity                        2,524            4,160           7,766         11,888             3,370
-------------------------------------------------------------------------------------------------------------------


1) Net income includes a $0.65 million ($0.16 per share basic and $0.14 per share diluted) and a $1.5 million ($0.36 per share basic and $0.33 per share diluted) income tax benefit for fiscal years 1996 and 1997, respectively. See Note 12 of the Notes to Consolidated Financial Statements.

2) Net loss for fiscal year 1998 includes a $2.15 million (($0.50) per basic and diluted share) write-off of the deferred tax asset. Due to the unprofitable operations in fiscal year 1998 and the uncertain future profitability, the Company reassessed the probability of realizing these net operating loss carryforwards and determined that their expected future realization is not likely to be realized in the near future. See Note 12 of the Notes to Consolidated Financial Statements.