Form 10-K, Exhibit 13
period 1999-10-31
MICROLOG CORP
filed 2000-01-31
CIK 792094

EXHIBIT 13


             Annual Report to Shareholders for the fiscal year ended

                                October 31, 1999



                                    MARKETING

Microlog's award-winning products and services have increased customer satisfaction by raising the level of service offered by the new "contact center" of the twenty-first century. Business has discovered that their contact centers can no longer cater solely to telephony driven events. The advent of the Internet and e-Commerce has changed the rules for customer sales and service in today's business environment. Servicing customers at the contact center of the future must now include the Web, as well as traditional media, telephone, e-mail, fax, and postal mail. Integration of all the various media into the contact center, as well as Web enabling the contact center, was a challenge met head-on by Microlog in 1999.

Microlog's approach to improving the productivity of the contact center revolves around three core components. They include:

o   TIVRA (formerly Intela) - Microlog's Interactive Voice Response (IVR) system
o   uniQue(TM) - Microlog's award winning contact center software
o   Professional Services & Consultation

TIVRA is Microlog's top-of-the line interactive voice response (IVR) product. For over seven years Microlog's TIVRA systems have met any and all challenges placed on it from customers who demand the best. Whether it's the Internal Revenue Service, who receives thousands of calls daily from concerned tax payers requesting information, or the Virginia Lottery, whose customers want to know if they have the winning number, TIVRA can handle any task requiring phone interactions. TIVRA is the perfect front-end solution to any contact center.


"Product of the Year" 1998-1999

uniQue(TM), winner of four "Product of the Year Awards" in 1998, continues to receive accolades from the press in 1999. Call Center Solutions awarded "Product of the Year" to uniQue, Microlog's contact center solution. uniQue is a comprehensive open architecture, cross platform solution for customer contact centers that integrates all of the contact center's telephony, computer and business applications into a smooth operation.


uniQue and the Web

Today's companies realize that their Web sites are an important source of revenue and service. However, research has shown that customers abandon their electronic shopping carts as much as two thirds of the time, due to a lack of support options at the point of decision. Microlog's uniQue software addresses this issue by giving the customer multiple options from the Web site with which to contact the company. uniQue's Web-enabling features include call me buttons, Web-chat, push-pages, and voice-over IP. In addition, uniQue seamlessly blends and prioritizes these Web contact types with the other traditional contact types including phones, email, and fax.


Reports...Reports...Reports

As any contact center manager knows, managing the operations and productivity of the center can only be done with accurate and timely reports. uniQue provides the contact center manager with definable tables that allow the easy creation of customized contact outcome descriptions for every campaign. uniQue also contains a set of six standard performance reports, such as agent productivity and performance, along with a user-controlled report writer. The report writer allows the user to design and develop a complete set of reports to meet the most detailed or unusual reporting requirements.

Professional Services & Consultation

The mission of Microlog's professional services is to deliver high quality computer-based technology services, capabilities and solutions to our business customers. Simply stated, our objective is to help those business customers to help their customers. The end result will be to retain and satisfy end-customers, improve operations and lower costs, provide robust and manageable technology implementations, and establish long-term business relationships. Whether its project management, Web site development, telephony integration, or back-office systems integration, Microlog has the experience and the people to solve any problem.


Microlog Corporation is solving today's communication problems with tomorrow's technology---today.

WWW.MLOG.COM


MICROLOG CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

(IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                            YEAR ENDED OCTOBER 31,

                                                                 1997                1998               1999

----------------------------------------------------------------------------------------------------------------
Net sales:
    Products                                                      $13,970            $ 9,367            $ 3,646
    Services                                                       17,798             17,090             14,377
----------------------------------------------------------------------------------------------------------------
    Total net sales                                                31,768             26,457             18,023
Costs and expenses:
    Cost of products                                                7,203              8,688              3,064
    Cost of services                                               12,238             11,855             10,382
    Selling, general and administrative                             6,374              9,088              5,768
    Research and development                                        3,579              3,256              2,870
    Restructuring                                                      --                 --                693
----------------------------------------------------------------------------------------------------------------
        Total costs and expenses                                   29,394             32,887             22,777
----------------------------------------------------------------------------------------------------------------
(Loss) income from operations                                       2,374            (6,430)            (4,754)

Investment income                                                      29                 58                35
Interest expense                                                     (119)               (56)              (71)
Other income (expense), net                                          (53)                  86               97
----------------------------------------------------------------------------------------------------------------
(Loss) income before income taxes                                   2,231            (6,342)            (4,693)

(Provision) benefit for income taxes                                1,501            (2,299)                 --
----------------------------------------------------------------------------------------------------------------
Net (loss) income                                                 $ 3,732          $ (8,641)          $ (4,693)
----------------------------------------------------------------------------------------------------------------
Net (loss) income per share:
        Basic                                                       $0.89            $(2.02)            $(1.02)
        Diluted                                                     $0.82            $(2.02)            $(1.02)
----------------------------------------------------------------------------------------------------------------

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

MICROLOG CORPORATION

CONSOLIDATED BALANCE SHEETS

(IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                                                              OCTOBER 31,
                                                                                     1998                      1999
----------------------------------------------------------------------------------------------------------------------
Assets
Current assets:
  Cash and cash equivalents                                                               $ 2,340             $ 3,425
   Receivables, net                                                                         3,057               1,155
   Inventories, net                                                                           872                 375
   Other current assets                                                                       534                 301
----------------------------------------------------------------------------------------------------------------------
   Total current  assets                                                                    6,803               5,256

Fixed assets, net                                                                           1,353                 917
Licenses, net                                                                                 181                 100
Other assets                                                                                  223                 153
----------------------------------------------------------------------------------------------------------------------
   Total assets                                                                           $ 8,560             $ 6,426
----------------------------------------------------------------------------------------------------------------------
Liabilities and Stockholders' Equity
Current liabilities:
   Current portion of long-term debt                                                       $   68              $   74
   Accounts payable                                                                         1,079                 388
   Accrued compensation and related expenses                                                2,082               1,965
   Deferred revenue                                                                           719                 447
   Other accrued expenses                                                                     902                 564
----------------------------------------------------------------------------------------------------------------------
   Total current liabilities                                                                4,850               3,438

Long-term debt                                                                                 74                   --
Deferred officers' compensation                                                               249                 151
Other liabilities                                                                              17                  33
----------------------------------------------------------------------------------------------------------------------
   Total liabilities                                                                        5,190               3,622
----------------------------------------------------------------------------------------------------------------------
Commitments and contingencies

Stockholders' equity:
   Serial preferred stock, $.01 par value,
      1,000,000 shares authorized, no shares issued and outstanding                            --                  --
   Common stock, $.01 par value, 10,000,000 shares authorized,
      4,889,205 and 7,575,597 shares issued and 4,287,335
      And 6,973,727 outstanding                                                                49                  76
   Capital in excess of par value                                                          16,417              20,517
   Treasury stock, at cost, 601,870 shares                                                (1,177)             (1,177)
   Accumulated deficit                                                                   (11,919)            (16,612)
----------------------------------------------------------------------------------------------------------------------
   Total stockholders' equity                                                               3,370               2,804
----------------------------------------------------------------------------------------------------------------------
   Total liabilities and stockholders' equity                                             $ 8,560             $ 6,426
----------------------------------------------------------------------------------------------------------------------


SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

MICROLOG CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(IN THOUSANDS)

                                                               CAPITAL IN
                                             COMMON STOCK       EXCESS OF     TREASURY STOCK         ACCUMULATED
                                           SHARES   PAR VALUE   PAR VALUE    SHARES      COST          DEFICIT         TOTAL
--------------------------------------------------------------------------------------------------------------------------------
Balance as of October 31, 1996               4,792      $ 48        $15,905     602       $(1,177)       $(7,010)        $7,766

  Exercise of common stock options              81         1            189      --             --             --           190

  Consulting expense funded
    Through stock options granted               --        --            200      --             --             --           200

  Net income for the year ended
    October 31, 1997                            --        --             --      --             --          3,732         3,732
--------------------------------------------------------------------------------------------------------------------------------
Balance as of October 31, 1997               4,873        49         16,294     602        (1,177)        (3,278)        11,888

  Exercise of common stock options              16        --             23      --             --             --            23

  Consulting expense funded
    Through stock options granted               --        --            100      --             --             --           100

  Net loss for the year ended
    October 31, 1998                            --        --             --      --             --        (8,641)       (8,641)
--------------------------------------------------------------------------------------------------------------------------------
Balance as of October 31, 1998               4,889        49         16,417     602        (1,177)       (11,919)         3,370

  Exercise of common stock options              20        --             20      --             --             --            20

  Consulting expense funded
    Through stock options granted               --        --            155      --             --             --           155

  Issuance of common stock                   2,667        27          3,925      --             --             --         3,952

  Net loss for the year ended
    October 31, 1999                            --        --             --      --             --        (4,693)       (4,693)
--------------------------------------------------------------------------------------------------------------------------------
Balance as of October 31, 1999               7,576      $ 76        $20,517     602       $(1,177)      $(16,612)        $2,804
--------------------------------------------------------------------------------------------------------------------------------

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

MICROLOG CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(IN THOUSANDS)

                                                                           YEAR ENDED OCTOBER 31,
                                                                 1997               1998                1999
---------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
     Net (loss) income                                          $ 3,732           $ (8,641)           $ (4,693)
     Adjustments to reconcile net (loss) income to net
       cash (used in) provided by operating activities:
         Depreciation                                               839                847                 579
         Amortization of goodwill and licensing agreement           314                722                 125
         Loss on disposition of fixed assets                         84                 65                 108
         Gain on sale of building and land                           --               (290)                 --
         Provision for sales returns and doubtful accounts           49                 29                  --
         Provision for inventory reserves                            93              1,299                 309
         Consulting expense funded through stock options
               granted                                              200                100                 155
           Changes in assets and liabilities:
             Receivables                                            328                797               1,902
             Inventories                                            205               (250)                188
               Deferred tax asset                                (1,500)             2,150                  --
             Other assets                                          (174)              (273)                259
             Accounts payable                                       909               (793)               (691)
             Accrued compensation and related expenses              (67)               274                (117)
             Deferred revenue                                       110               (193)               (195)
             Deferred gain on sale of assets of Microlog Europe      --                 --                 140
             Deferred gain on sale of building and land              --                217                (217)
             Other accrued expenses and accrued liabilities        (265)               586                (322)
             Deferred officers' compensation                        (12)                (7)                (98)
---------------------------------------------------------------------------------------------------------------

     Net cash (used in) provided by operating activities          4,845             (3,361)             (2,568)
--------------------------------------------------------------------------------------------------------------

Cash flows from investing activities:
     Purchases of fixed assets                                     (778)              (517)               (283)
     Proceeds from sale of fixed assets                               7                 --                  32
     Proceeds from sale of building and land                          --             2,276                  --
---------------------------------------------------------------------------------------------------------------

     Net cash (used in) provided by investing activities           (771)             1,759                (251)
---------------------------------------------------------------------------------------------------------------

Cash flows from financing activities:
        Reduction in long-term debt                                 (55)               (61)                (68)
        Net borrowings under line-of-credit agreement            (1,400)                --                  --
        Net proceeds from issuance of common stock                   --                 --               3,952
        Exercise of common stock options                            190                 23                  20
--------------------------------------------------------------------------------------------------------------

     Net cash provided by (used in) financing activities         (1,265)               (38)              3,904
--------------------------------------------------------------------------------------------------------------

Net increase (decrease) in cash and cash equivalents              2,809             (1,640)              1,085
Cash and cash equivalents at beginning of year                    1,171              3,980               2,340
--------------------------------------------------------------------------------------------------------------

Cash and cash equivalents at end of year                        $ 3,980            $ 2,340             $ 3,425
--------------------------------------------------------------------------------------------------------------

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1: BASIS OF PRESENTATION AND MAJOR CUSTOMERS

The accompanying consolidated financial statements include the accounts of Microlog Corporation and its wholly-owned subsidiaries (collectively, the "Company"). All intercompany transactions have been eliminated.

Microlog Corporation of Maryland a subsidiary, designs, assembles, markets, and services customized voice processing systems and other communications products. Old Dominion Systems Incorporated of Maryland, formerly a subsidiary, which was merged into Microlog Corporation of Maryland effective October 31, 1999, is engaged in providing performance analysis of certain major weapons systems and related data processing support to the Federal Government through prime contractors.

A SUMMARY OF INFORMATION ABOUT THE COMPANY'S OPERATIONS BY BUSINESS SEGMENT IS AS FOLLOWS (IN THOUSANDS):

                                                                         YEAR ENDED OCTOBER 31,
                                                                 1997             1998             1999
----------------------------------------------------------------------------------------------------------
Net sales:
         Voice processing systems and other
            communications products and services              $  19,277        $  14,743        $    7,896
         Performance analysis and
            support services                                     12,491           11,714            10,127
----------------------------------------------------------------------------------------------------------
         Net sales                                            $  31,768        $  26,457         $  18,023
----------------------------------------------------------------------------------------------------------

(Loss) income from operations:
         Voice processing systems and other
            communications products and services             $      829       $   (7,515)       $   (5,245)
         Performance analysis and
            support services                                      1,545            1,085               491
----------------------------------------------------------------------------------------------------------
         (Loss) income from operations                        $   2,374       $   (6,430)       $   (4,754)
----------------------------------------------------------------------------------------------------------

Identifiable assets:
         Voice processing systems and other
            communications products and services              $  14,333        $   8,163         $   6,174
         Performance analysis and
            support services                                        600              397               252
         Buildings for common use                                 2,122               --                --
----------------------------------------------------------------------------------------------------------
         Identifiable assets                                  $  17,055        $   8,560         $   6,426
----------------------------------------------------------------------------------------------------------

Capital expenditures:
         Voice processing systems and other
            communications products and services            $       772        $     509         $     282
         Performance analysis and
            support services                                          6                8                 1
----------------------------------------------------------------------------------------------------------
         Capital expenditures                               $       778        $     517         $     283
----------------------------------------------------------------------------------------------------------

Depreciation expense:
         Voice processing systems and other
            communications products and services             $      704        $     734         $     572
         Performance analysis and
            support services                                         11               12                 7
         Buildings for common use                                   124              101                --
----------------------------------------------------------------------------------------------------------
         Depreciation expense                                $      839        $     847         $     579
----------------------------------------------------------------------------------------------------------

Approximately 31%, 30% and 23% of the Company's consolidated net sales for fiscal years 1997, 1998, and 1999, respectively, involved the sale of voice processing systems and other communications products and services to the Federal Government.

Approximately 18%, 10% and 11% of the Company's consolidated net sales for fiscal years 1997, 1998, and 1999 respectively, involved the sale of voice processing systems and other communications products and services to one customer in the pharmaceutical industry.

Approximately 9%, 13%, and 6% of the Company's consolidated net sales for fiscal years 1997, 1998, and 1999, respectively, involved the sale of voice processing systems and other communications products and services to foreign countries.

Approximately 39%, 44%, and 56% of the Company's consolidated net sales for fiscal years 1997, 1998, and 1999, respectively, involved performance analysis and support services subcontracts with prime contractors to the U.S. Navy. These contracts have been extended, or have options to extend, to various dates in fiscal years 2000 through 2003.


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

REVENUE RECOGNITION

Sales of products and services are recognized at the time deliveries are made or services are performed. When customers, under terms of specific orders, request that the Company manufacture and invoice goods on a bill and hold basis, the Company recognizes revenue based on the completion of the manufacturing process, acceptance by the customer, and passage of title to the customer. For fiscal years 1997, 1998, and 1999, the Company recognized $3.5 million, $0, and $0, respectively, in sales under such bill and hold agreements.

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

CASH AND CASH EQUIVALENTS

The Company considers all liquid investments with an original maturity of less than three months to be cash equivalents. Cash equivalents consist of U.S. treasury bills, certificates of deposit, and repurchase agreements (which are collateralized by securities issued or guaranteed by the U.S. Treasury).

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

INTANGIBLE ASSETS

Licenses are recorded at cost and amortized on a straight-line basis over two to seven years. Accumulated amortization at October 31, 1998 and 1999 was $619,000 and $744,000, respectively.

Goodwill, which arose from the acquisition of companies, was amortized on a straight-line basis over six to seven years. As a result of the Company's periodic analysis of its goodwill recoverability, the goodwill balance was fully written off during fiscal year 1998 (Note 4).

Costs incurred in basic research and development are expensed as incurred. The Company has determined that the process of establishing technological feasibility with its new products is completed approximately upon the release of the products to its customers. Accordingly, software development costs are expensed as incurred.

Management   periodically   reviews  intangible  assets  for  recoverability  by
analyzing future cash flows for associated businesses and product lines and makes adjustments for impairment when necessary.

WARRANTY RESERVE

Normal product warranty for service and repairs is generally provided for 90 days to two years, subsequent to delivery. The Company has incurred only minimal expenses for warranties over the past few fiscal years and therefore has not accrued a liability for warranty obligations at October 31, 1999.

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

NET (LOSS) INCOME PER SHARE

In February 1997, the Financial Accounting Standards Board (FASB) issued SFAS No. 128, "Earnings per Share." SFAS No. 128 simplifies the earnings per share
(EPS) computation and replaces the presentation of primary EPS with a presentation of basic EPS. This statement also requires dual presentation of basic and diluted EPS on the face of the income statement for entities with a complex capital structure and requires a reconciliation of the numerator and denominator used for the basic and diluted EPS computations. The Company implemented SFAS No. 128 in fiscal year 1998, as required. Accordingly, all prior period EPS data has been restated (Note 13).

NEWLY ISSUED ACCOUNTING STANDARDS

In June 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." The statement changes the way public companies report information about segments of their business in annual financial statements and requires them to report selected segment information in their quarterly reports issued to stockholders. SFAS No. 131 also requires entity-wide disclosures about the products and services an entity provides, the material countries in which it holds assets and reports revenues, and its major customers. SFAS No. 131 was effective for the Company's fiscal year 1999. The adoption of SFAS No. 131 did not have a material effect on the consolidated financial statements.

In October 1997, the Accounting Standards Executive Committee (AcSEC) issued Statement of Position 97-2 (SoP 97-2), "Software Revenue Recognition," which supersedes SoP 91-1. This statement provides guidance on when revenue should be recognized and in what amounts for licensing, selling, leasing or otherwise marketing computer software. SoP 97-2 was effective for the Company's fiscal year 1999. The adoption of SoP 97-2 did not have a material effect on the current operations. However, the effect of this statement is uncertain as it relates to future products.

In February 1998, the FASB issued SFAS No. 132, "Employers' Disclosures About Pensions and Other Postretirement Benefits." This statement standardizes the disclosure requirements for pensions and other postretirement benefits to the extent practicable and requires additional information on changes in the benefit obligations and fair values of plan assets that will facilitate analysis. Additionally, SFAS No. 132 eliminates certain disclosures that are no longer as useful as they were when SFAS No. 87, "Employers' Accounting for Pensions", SFAS No. 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits", and SFAS No. 106, "Employers Accounting for Postretirement Benefits Other than Pensions" were issued. SFAS No. 132 was effective for the Company's fiscal year 1999. The adoption of SFAS No. 132 did not have a material effect on the consolidated financial statements.

NOTE 3: OPERATIONS

The Company incurred a net loss of $4.7 million for fiscal year 1999 and has an accumulated deficit of $16.6 million at October 31, 1999. The Company's continued existence is dependent upon its ability to generate sufficient cash flows from internal and external sources to meet its operating needs. Management has recently taken several steps to meet its liquidity requirements for the foreseeable future, including restructuring operations to reduce operating expenses to levels commensurate with revenues and attracting capital through a private placement transaction. The Company anticipates that existing cash and cash equivalents generated from fiscal year 2000 operations will be sufficient to meet its working capital needs. The Company has, in the past, been able to secure additional financing to meet its operating requirements, although there can be no assurance that it will be able to continue to do so.

NOTE 4: MICROLOG EUROPE

In June 1996, the Company acquired Phonatic International B.V. of The Netherlands. The Company changed the name of Phonatic to Microlog Europe, a wholly-owned subsidiary of Microlog Corporation of Maryland. To acquire Phonatic, the Company acquired assets of $152,000, issued 65,000 shares of its common stock valued at $584,000, paid $234,000 in cash to the Phonatic shareholders, assumed $108,000 in liabilities, and incurred acquisition costs totaling approximately $46,000. The acquisition has been accounted for as a purchase and, therefore, only activity subsequent to the acquisition date has been included in consolidated results. The excess of the purchase price over the fair value of net assets acquired totaled $775,000 and was recorded as goodwill.

During fiscal year 1998, the Company reevaluated its international marketing strategy and, as a result, decided to terminate three employees. As of October 31, 1998, the Company established reserves of $281,000 representing costs associated with the termination of employees, the remaining net operating lease obligation associated with its Netherlands facility, and the relocation of its office. Additionally, the Company, based on current undiscounted cash flow projections, evaluated the recoverability of its goodwill balance and determined that the goodwill balance was impaired. Accordingly, the Company wrote-off the remaining goodwill balance of $473,000 in October 1998.

In September 1999, the Company sold the voice processing operations of Microlog Europe to Comsys International, B.V. of The Netherlands. The Company agreed to grant Comsys certain rights to resell its TIVRA (formerly Intela) software and related hardware. The Company also agreed to assign certain agreements to which Microlog is party relating to the TIVRA product. As part of the sale, two Microlog employees became employees of Comsys. The sale is anticipated to result in a gain to Microlog of approximately $100,000. Since some of the proceeds from the sale are based on future contracts between Comsys and the Company's former customers, the gain on the sale was estimated and therefore has been deferred into fiscal year 2000.

NOTE 5: RECEIVABLES

RECEIVABLES CONSIST OF THE FOLLOWING (IN THOUSANDS):

                                                                         OCTOBER 31,
                                                                 1998                   1999
-------------------------------------------------------------------------------------------------
Billed accounts receivable                                      $ 2,932                 $   1,071
Contract retention                                                   23                        --
Accumulated unbilled costs and fees                                 246                       234
-------------------------------------------------------------------------------------------------
                                                                  3,201                     1,305

Less: Allowance for doubtful accounts                              (144)                     (150)
-------------------------------------------------------------------------------------------------
                                                              $   3,057                 $   1,155
-------------------------------------------------------------------------------------------------

NOTE 6: INVENTORIES

INVENTORIES CONSIST OF THE FOLLOWING (IN THOUSANDS):

                                                                           OCTOBER 31,
                                                                 1998                      1999
-------------------------------------------------------------------------------------------------
Components                                                      $ 1,357                   $   730
Work-in-process and finished goods                                1,159                       133
-------------------------------------------------------------------------------------------------
                                                                  2,516                       863

Less: Reserve for obsolescence                                   (1,644)                     (488)
-------------------------------------------------------------------------------------------------
                                                               $    872                   $   375
-------------------------------------------------------------------------------------------------

During fiscal year 1999, the Company disposed of obsolete inventory relating to certain product lines for which future sales are doubtful. The inventory was previously reserved for and, therefore, resulted in a net reduction of $1.2 million to the reserve for obsolescence.

NOTE 7: FIXED ASSETS

FIXED ASSETS CONSIST OF THE FOLLOWING (IN THOUSANDS):

                                                                           OCTOBER 31,
                                                                 1998                      1999
-------------------------------------------------------------------------------------------------
Office furniture and equipment                                  $ 3,700                   $ 2,977
Vehicles                                                             24                        10
Leasehold improvements                                              171                        22
-------------------------------------------------------------------------------------------------
                                                                  3,895                     3,009

Less:  Accumulated depreciation                                  (2,542)                   (2,092)
-------------------------------------------------------------------------------------------------
                                                               $  1,353                  $    917
-------------------------------------------------------------------------------------------------

Estimated useful lives are as follows:
         Office furniture, equipment and vehicles:                                      3-7 years
         Leasehold improvements:                                            Shorter of  estimated
                                                                        useful life or lease term

In August 1998, under a sale-leaseback agreement, the Company sold its office building and land with a net book value of $1,986,000 for $2,420,000, less selling costs of $144,000. The gain of $290,000 was amortized over the term of the lease, which was through April 1999. In April 1999, the Company entered into a new lease for its building through 2009 (Note 10).

NOTE 8: ACCRUED EXPENSES

ACCRUED   COMPENSATION  AND  RELATED  EXPENSES  CONSIST  OF  THE  FOLLOWING  (IN
THOUSANDS):

                                                                         OCTOBER 31,
                                                                 1998                    1999
-------------------------------------------------------------------------------------------------
Accrued wages                                                 $  1,016                    $ 1,103
Accrued vacation and personal leave                                693                        471
Other related expenses                                             373                        391
-------------------------------------------------------------------------------------------------
                                                               $ 2,082                    $ 1,965
-------------------------------------------------------------------------------------------------


OTHER ACCRUED EXPENSES CONSIST OF THE FOLLOWING (IN THOUSANDS):

                                                                          OCTOBER 31,
                                                                 1998                    1999
-------------------------------------------------------------------------------------------------
Accrued maintenance, marketing, travel and other expenses      $    689                  $    448
Accrued legal and consulting expenses                               213                       116
-------------------------------------------------------------------------------------------------
                                                               $    902                  $    564
-------------------------------------------------------------------------------------------------


NOTE 9: DEBT

In fiscal year 1999, the Company closed and drew on a revolving line-of-credit facility which allows the Company to borrow up to 75% of its eligible receivables to a maximum of $2,000,000, subject to the right of the financial institution to make loans only in its discretion. The line-of-credit bears interest at the bank's prime rate plus 2.25% (10.75% at October 31, 1999), and contains a 0.025% fee on the average unused portion of the line as well as a monthly collateral fee and a 1% upfront commitment fee. The loan subjects the Company to a restrictive covenant of not exceeding 115% of its consolidated planned quarterly losses for its second and third quarters of fiscal year 1999, and a requirement for consolidated profitability beginning in the fourth quarter of fiscal year 1999. The line also subjects the Company to a number of restrictive covenants, including restrictions on mergers or acquisitions, payment of dividends, and certain restrictions on additional borrowings. The line is secured by all of the Company's assets. The Company was not in compliance with the restrictive covenant in the second quarter of fiscal year 1999, but obtained a waiver from the bank. The Company was not in compliance with the restrictive covenant in the fourth quarter of fiscal year 1999 for which a forbearance agreement has been obtained. The forebearance agreement waives the lenders right under an event of default to terminate the loan. This line of credit expires in March 2000 and the Company and the bank are in the process of renewal discussions. There was no outstanding debt against this line-of-credit at October 31, 1999.

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

NOTE 10: COMMITMENTS AND CONTINGENCIES

COMPENSATION ARRANGEMENTS

In February 1988, the Company entered into non-contributory deferred compensation contracts (the Contracts) with three officers. Under the terms of the Contracts, (i) the Company's total annual contributions for the three officers was limited to $72,000, (ii) contributions ceased at the earlier of January 31, 1993 or the officer's retirement and (iii) accumulated contributions accrue interest at the prime rate through the officer's retirement. Subsequent to retirement and at the officer's option, the officer is eligible to receive his deferred compensation balance in either monthly payments over a 10-year period or one lump-sum payment. Two of the officers retired in May 1991 and January 1998, respectively, and elected to receive their deferred compensation balances over a 10-year period. One officer retired in August 1999 and elected to receive her deferred compensation balance in a lump-sum payment. The payment was made in January 2000. The Company has incurred interest expense of $25,000, $27,000 and $23,000 in fiscal years 1997, 1998, and 1999, respectively.

The Company is a party to employment agreements, expiring in 2000, with two of its executive officers. In the event that these individuals are terminated, they would be entitled to receive lump sum or monthly payments, which aggregate approximately $306,000.

OPERATING LEASE OBLIGATIONS

In May 1998, the Company entered into a 15 year lease commitment, which was to commence on or about June 1999, for office space intended to consolidate the Company's headquarters, warehouse, and training facilities. In August 1998, the Company sold its office building and committed to lease back the building prior to its occupation of the new leased space. In April 1999, the Company and its new landlord agreed to terminate the 15 year lease commitment for the new leased space. The Company incurred $160,000 in termination costs, but was released from future obligations by the landlord. At that time, the Company also committed to lease back its building through 2009. In September 1999, the Company's lease obligation at its Gaithersburg, Maryland facility expired and at that time relocated its warehouse and training functions to its headquarters facility.

Additionally, the Company leases other equipment through noncancellable operating leases, which expire in various years through 2004. Minimum future noncancellable operating lease payments as of October 31, 1999 are as follows(in thousands):

         YEAR ENDING OCTOBER 31,

              2000                          $     344
              2001                                353
              2002                                363
              2003                                365
              2004                                365
              Thereafter                        1,773
         --------------------------------------------
              Total                           $ 3,563

In fiscal year 1999, the Company's operating lease obligation at its Rancho Cordova, California facility expired. Rent expense under noncancellable operating lease agreements in fiscal years 1997, 1998, and 1999 was approximately $299,000, $379,000, and $565,000 (net of sublease income of $278,000, $281,000, and $159,000), respectively.

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

NOTE 11: STOCK OPTION PLANS

The Company has two incentive stock option plans. Under the first plan, the Company may grant options to Directors and employees to purchase up to 750,000 shares of common stock at not less than fair market value at the time of grant. Under the second plan, which was increased by 600,000 shares in fiscal year 1999, the Company may grant options to employees to purchase up to 1,600,000 shares of common stock at not less than fair market value at the time of grant. Additional information with respect to both of the incentive stock option plans is summarized in the following table:

                                               NUMBER               WEIGHTED AVERAGE
                                             OF SHARES               EXERCISE PRICE
                                             ---------               --------------
Shares under option, October 31, 1996         865,014                $   3.79
Options granted                               300,000                    5.75
Options canceled                              (75,344)                   5.09
Options exercised                             (80,749)                   2.35
------------------------------------------------------------------------------------

Shares under option, October 31, 1997       1,008,921                    4.39
Options granted                             1,122,400                    1.83
Options canceled                           (1,159,875)                   4.26
Options exercised                             (16,452)                   1.45
------------------------------------------------------------------------------------

Shares under option, October 31, 1998         954,994                    1.59
Options granted                               721,500                    1.34
Options canceled                             (406,248)                   1.49
Options exercised                             (19,725)                   1.12
------------------------------------------------------------------------------------

Shares under option, October 31, 1999       1,250,521                $   1.49
------------------------------------------------------------------------------------

Options granted under the plans vest at various dates from immediately to ratably over five years and expire ten years from the date of grant. Certain options contain possible accelerated vesting clauses should specific financial measures be met. As of October 31, 1999, options available for granting were 535,300. Subsequent to October 31, 1999, 123,700 options have been issued to employees.

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

Additionally, the Company maintains a non-employee Director stock option plan. Under this plan, the Company may grant up to 250,000 shares at not less than the fair market value at the time of grant. Additional information is as follows:

                                               NUMBER               WEIGHTED AVERAGE
                                             OF SHARES               EXERCISE PRICE
------------------------------------------------------------------------------------
Shares under option, October 31, 1996          44,000                 $  3.61
Options granted                                 6,000                    5.63
------------------------------------------------------------------------------------

Shares under option, October 31, 1997          50,000                    3.85
Options granted                                22,000                    6.13
------------------------------------------------------------------------------------

Shares under option, October 31, 1998          72,000                    4.55
Options Canceled                              (15,000)                   4.75
Options granted                                24,000                    1.31
------------------------------------------------------------------------------------

Shares under option, October 31, 1999          81,000                $   3.55
------------------------------------------------------------------------------------

Options granted under the plan vest immediately and expire ten years from the date of grant. As of October 31, 1999, options available for granting were 146,000.

The Company also issued stock options to non-employee consultants outside of the above plans. These shares may be granted at such times and under such terms as the Board of Directors determines. Additional information is as follows:

                                               NUMBER               WEIGHTED AVERAGE
                                             OF SHARES               EXERCISE PRICE
------------------------------------------------------------------------------------
Shares under option, October 31, 1996          51,000                 $  1.91
Options granted                               205,000                    5.00
Options canceled                              (16,000)                   4.10
------------------------------------------------------------------------------------

Shares under option, October 31, 1997         240,000                    4.40
Options granted                                21,000                    1.84
------------------------------------------------------------------------------------

Shares under option, October 31, 1998         261,000                    4.20
Options Canceled                              (62,000)                   0.96
Options granted                               137,000                    1.80
------------------------------------------------------------------------------------

Shares under option, October 31, 1999         336,000                $   1.46
------------------------------------------------------------------------------------

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

In fiscal year 1999, the Company issued options to non-employee consultants to purchase 47,000 shares at an exercise price of $0.94. In addition, the Company entered into a second consulting agreement with Parthenon. Under the terms of this second consulting agreement, the Company agreed to reprice options granted in fiscal year 1997 to purchase 195,000 shares of the common stock of the Company at an exercise price of $0.94 per share. Additionally, the vesting terms were revised and options to purchase 145,000 shares of the common stock of the Company became exercisable on the date they were repriced. The remaining options to purchase 50,000 shares of the common stock of the Company become exercisable in fiscal year 1999. The Company also issued Parthenon additional options to purchase 90,000 shares of common stock at an exercise price of $2.25 per share. These options became exercisable on the date of grant. The expense associated with all of the options of $450,000 has been recorded over the term of the engagement. The Company recorded $200,000, $100,000, and $150,000 as consulting expense in fiscal years 1997, 1998, 1999, respectively.

The Company also reserved 50,000 shares for issuance outside these plans as stock options or stock bonuses to key employees. These shares may be granted at such times and under such terms as the Board of Directors determines.
No grants or issuances have been made as of October 31, 1999.

THE FOLLOWING TABLE SUMMARIZES INFORMATION ABOUT ALL STOCK OPTIONS OUTSTANDING AT OCTOBER 31, 1999:

                                                          OPTIONS OUTSTANDING         OPTIONS EXERCISABLE
                                                      --------------------------------------------------------
                                                      WEIGHTED-
                                                       AVERAGE
                          RANGE                        YEARS OF        WEIGHTED                   WEIGHTED
                            OF                         REMAINING       -AVERAGE                   -AVERAGE
                         EXERCISE        NUMBER       CONTRACTUAL      EXERCISE       NUMBER      EXERCISE
                          PRICES       OUTSTANDING        LIFE           PRICE      EXERCISABLE     PRICE
                      ----------------------------------------------------------------------------------------
Incentive             $0.88-$1.25         302,845          8.8             $0.97        193,665     $0.97
Stock Option          $1.63-$1.91         920,725          7.2              1.65        576,655      1.65
Plans                 $2.31                27,000          9.5              2.31         12,000      2.31
                      ----------------------------------------------------------------------------------------
                      $0.88-$2.31       1,250,570          7.7              1.50        782,320      1.50
                      ----------------------------------------------------------------------------------------

Non-Employee          $0.94-$1.69          38,000          7.1             $1.34         38,000     $1.34
Director              $2.00-$2.75           6,000          2.4              2.50          6,000      2.50
Plan                  $4.75-$6.75          37,000          7.0              6.00         37,000      6.00
                      ----------------------------------------------------------------------------------------
                      $0.94-$6.75          81,000          6.7              3.55         81,000      3.55
                      ----------------------------------------------------------------------------------------

Non-Employee          $0.94-$1.06         211,000          4.0             $0.94        211,000     $0.94
Plan                  $2.25-$2.94         120,000          4.3              2.40        120,000      2.40
                      $8.38                 5,000          1.4              8.38          5,000      8.38
                      ----------------------------------------------------------------------------------------
                      $0.94-$8.38         336,000          4.0              1.57        336,000      1.57
                      ----------------------------------------------------------------------------------------


The weighted-average fair value of options granted during fiscal years 1997, 1998, and 1999 was $3.43, $0.97, and $1.21, respectively. The fair value of each significant option grant is estimated on the date of grant using the Black-Scholes model. The following weighted average assumptions are included in the Company's fair value calculations:


                                                          1997              1998             1999
                                                          ----              ----             ----
                  Expected life (years)                    3.9              2.5               5.0
                  Risk-free interest rate                  6.2%             5.5%              5.2%
                  Volatility                              78.0%            62.5%            165.9%
                  Dividend yield                           --               --                --

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

                                                                         YEAR ENDED OCTOBER 31,
                                                                 1997             1998             1999
-----------------------------------------------------------------------------------------------------------
Pro forma net (loss) income applicable to common
   stockholders                                                  $3,447          $(8,699)          $(5,664)

-----------------------------------------------------------------------------------------------------------

Pro forma net (loss) income per share:
   Basic                                                        $  0.82          $  (2.03)         $(1.22)
   Diluted                                                      $  0.76          $  (2.03)         $(1.22)
-----------------------------------------------------------------------------------------------------------

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

THE (BENEFIT) PROVISION FOR INCOME TAXES IN FISCAL YEARS 1997, 1998, AND 1999 CONSISTS OF (IN THOUSANDS):

                                                                         YEAR ENDED OCTOBER 31,
                                                                  1997            1998             1999
                                                                  ----            ----             ----
Increase (decrease) in income taxes payable                 $        (1)       $     149        $       --
Decrease (increase) in deferred tax asset                        (1,500)           2,150        $       --
----------------------------------------------------------------------------------------------------------

                                                               $ (1,501)        $  2,299        $       --
-----------------------------------------------------------------------------------------------------------

Income taxes payable (refundable) in fiscal years 1997 and 1998 relate to state income taxes and the alternative minimum tax for Federal income tax. As a result of the Company's profitability in fiscal years 1995 through 1997, the Company recorded a deferred tax asset of $650,000 and $1,500,000 in fiscal years 1996 and 1997, respectively, reflecting the benefit of approximately $5.5 million in loss carryforwards. Due to the unprofitable operations in fiscal year 1998 and the uncertain future profitability, the Company reassessed the probability of realizing these net operating loss carryforwards and determined that their expected future realization was not likely to be realized in the near future. Accordingly, the Company wrote-off the deferred tax asset of $2,150,000 in fiscal year 1998. The Company has provided a full valuation allowance for the Company's $16.9 million net operating losses as management determined it more likely than not that this amount will not be realized.

A RECONCILIATION OF THE STATUTORY FEDERAL TAX RATE TO THE COMPANY'S EFFECTIVE TAX RATE IS AS FOLLOWS:

                                                                         YEAR ENDED OCTOBER 31,
                                                                 1997            1998              1999
                                                                 ----            ----              ----
Statutory Federal tax rate                                      34.0%            (34.0)%          (34.0)%
State income taxes, net of
  Federal tax benefit                                            5.0              (5.0)            (5.0)
Benefit not recorded due to carryforward position                --                38.6            39.0
Utilization of net operating loss                              (43.6)             --                 --
Goodwill amortization                                            3.0               3.3               --
Change in deferred tax asset                                   (67.2)             33.9               --
Other                                                            1.5              (0.5)              --
-------------------------------------------------------------------------------------------------------

                                                               (67.3)%            36.3%            00.0%
-------------------------------------------------------------------------------------------------------

DEFERRED TAX ASSETS ARE COMPRISED OF THE FOLLOWING (IN THOUSANDS):

                                                                 OCTOBER 31,
                                                       1998                      1999
                                                       ----                      ----
Accounts receivable reserve                        $      84                $       49
Inventory reserves                                       641                       190
Accrued vacation and benefits                            181                       135
Deferred compensation                                    105                       101
Deferred revenues                                        261                       126
Other                                                    451                       536
Research and development credits                         406                       414
Foreign net operating losses                             265                       162
Loss carryforwards                                     4,006                     6,602
--------------------------------------------------------------------------------------

Gross deferred tax assets                              6,400                     8,315
Valuation allowance                                   (6,400)                   (8,315)
--------------------------------------------------------------------------------------
Net deferred tax asset                              $   --                    $  --
--------------------------------------------------------------------------------------

The net change in the valuation allowance for deferred tax assets was an increase of $1.9 million during the year. The Company has provided a full valuation allowance against the Company's gross deferred tax assets since management believes that the realization of such deferred tax assets is not likely in the near future.

Approximately $16.9 million of tax loss carryforwards and $414,000 of research and development tax credits can be utilized by the Company through 2019. If certain substantial changes in the Company's ownership should occur, there would be an annual limitation on the amount of the carryforwards which can be utilized.

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

                                                                                         OCTOBER 31,
(IN THOUSANDS)                                                              1997             1998           1999
---------------------------------------------------------------------------------------------------------------------
Net (loss) income                                                           $3,732          $ (8,641)      $ (4,693)

---------------------------------------------------------------------------------------------------------------------

Weighted average common stock outstanding                                    4,216              4,282          4,619

Stock options, if converted                                                    335                 --             --

---------------------------------------------------------------------------------------------------------------------

Weighted average common and common stock equivalent shares outstanding       4,551              4,282           4,619
---------------------------------------------------------------------------------------------------------------------

Options outstanding in fiscal years 1998 and 1999 are not reflected in the computation of diluted EPS because the effect is anti-dilutive and would increase diluted EPS.

NOTE 14: PENSION AND PROFIT SHARING PLANS

The Company has a defined contribution pension plan covering all employees. After an employee completes one-year of service, the plan provides for annual contributions by the Company equal to 6% of the employee's gross salary, excluding bonuses and commissions. The Company's contributions to the plan vest after a five-year period. Employees may also make voluntary contributions to the plan up to a maximum of 10% of their gross salary on an after-tax basis. On June 1, 1999, the Company ceased contributions to the pension plan for employees of its voice processing operations. At that time, all of these employees became 100% vested in the plan.

In accordance with the plan, unvested amounts relating to terminated employees are credited against pension contributions by the Company. Such forfeitures amounted to $81,000, $128,000, and $239,000 in fiscal years 1997, 1998, and
1999, respectively. It is the Company's policy to fund pension costs accrued. Net expense of the plan was approximately $441,000, $518,000, and $282,000 in fiscal years 1997, 1998, and 1999, respectively.

The Company also maintains a 401(k) profit sharing plan and trust. The plan allows for employees to contribute up to 10% of gross salary on a pre-tax basis and 5% of gross salary on an after-tax basis. The Company matches 50% of employee contributions up to 4% of eligible salary. Total expense of the plan was approximately $224,000, $196,000, and $186,000 in fiscal years 1997, 1998, and 1999, respectively.

NOTE 15: RESTRUCTURING EXPENSES

At October 31, 1999, the Company recorded $693,000 in costs related to a comprehensive restructuring program that was implemented during the last three-quarters of 1999. The costs include employee severance and related costs, office closing and downsizing expenses, as well as legal and consulting fees related to the restructuring program. The Company's workforce was reduced by approximately 35% as a result. The foundation of the restructuring effort focused on bringing expenses in-line with forecasted revenue for the voice processing operations. The Company has accrued restructuring costs of $123,000 at October 31, 1999, which are included in accrued expenses.

NOTE 16: SUPPLEMENTAL CASH FLOW INFORMATION

THE COMPANY PAID CASH FOR INTEREST EXPENSE AND INCOME TAXES AS FOLLOWS (IN THOUSANDS):

                                                                           YEAR ENDED OCTOBER 31,
                                                                  1997             1998             1999
                                                                  ----             ----             ----
Interest                                                        $    94         $     29          $     48
Income taxes                                                    $    25         $    125           $    --

NOTE 17: SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

THE FOLLOWING TABLE PRESENTS UNAUDITED QUARTERLY OPERATING RESULTS AND THE PRICE RANGE OF COMMON STOCK FOR THE COMPANY'S LAST EIGHT FISCAL QUARTERS.

(IN THOUSANDS, EXCEPT PER SHARE DATA)

                                          Jan. 31, 1998    April 30, 1998    July 31, 1998     Oct. 31, 1998
Net sales                                  $    6,555        $    7,651       $    6,929       $     5,322
Gross margin                                    1,775             2,087            1,324               728
Loss from operations                          (1,117)             (727)          (1,626)            (2,960)
Net loss per share:                           (1,169)             (749)          (3,855)            (2,868)
   Basic and diluted                       $   (0.27)        $   (0.17)      $    (0.90)      $      (0.68)
----------------------------------------------------------------------------------------------------------
Stock prices
      High                                 $    7.375        $    5.875      $     4.250       $     2.063
      Low                                  $    5.156        $    4.000      $     2.063       $     0.938
----------------------------------------------------------------------------------------------------------

                                          Jan. 31, 1999    April 30, 1999    July 31, 1999     Oct. 31, 1999
Net sales                                  $    4,891        $    4,251       $    4,954        $    3,927
Gross margin                                    1,373               844            1,554               806
Loss from operations                          (1,266)           (2,218)            (211)            (1,059)
Net loss per share:                           (1,199)           (2,189)            (187)            (1,118)
   Basic and diluted                       $   (0.28)        $   (0.51)      $     (.04)        $    (0.20)
----------------------------------------------------------------------------------------------------------
Stock prices
      High                                  $   2.000        $    2.938       $    2.313         $   2.000
      Low                                   $   0.813        $    0.750       $    1.438         $   1.438
----------------------------------------------------------------------------------------------------------

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS



Board of Directors and Stockholders
Microlog Corporation


We have audited the accompanying consolidated balance sheet of Microlog Corporation and subsidiaries as of October 31, 1999, and the related statements of income and stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the October 31, 1999 consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Microlog Corporation and subsidiaries as of October 31, 1999, and the consolidated results of operations and cash flows for the year then ended, in conformity with generally accepted accounting principles.

GRANT THORNTON

Vienna, Virginia
December 13, 1999

                        REPORT OF INDEPENDENT ACCOUNTANTS



To the Board of Directors and Stockholders
Microlog Corporation

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of changes in stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Microlog Corporation and its subsidiaries at October 31, 1998, and the results of their operations and their cash flows for each of the two years in the period ended October 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

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


PRICEWATERHOUSECOOPERS LLP

McLean, Virginia
March 17, 1999

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(UNLESS OTHERWISE INDICATED, ALL DOLLAR AMOUNTS HAVE BEEN ROUNDED TO THE NEAREST HUNDRED THOUSAND.)

                                                                                             PERIOD-TO-PERIOD
                                                                                            PERCENTAGE CHANGES
                                                      PERCENTAGE OF NET SALES
                                                       YEAR ENDED OCTOBER 31,                1997          1998
                                                                                              to            to
                                                    1997         1998         1999           1998          1999
                                                    ------------------------------           ------------------
Net sales:

  Voice processing                                 60.7%        55.7%         43.8%         (23.5)%      (46.5)%
  Performance analysis                             39.3%        44.3%         56.2%          (6.2)%      (13.6)%
-----------------------------------------------------------------------------------

  Total net sales                                 100.0%       100.0%        100.0%         (16.7)%      (31.9)%
-----------------------------------------------------------------------------------

Costs and expenses:
  Cost of sales                                    61.2%        77.6%         74.6%           5.7%       (34.6)%
  Selling, general and administrative              20.1%        34.4%         32.0%          42.6%       (36.5)%
  Research and development                         11.3%        12.3%         15.9%          (9.0)%      (11.9)%
  Restructuring                                     --           --            3.9%           --          100.0%
-----------------------------------------------------------------------------------

Total costs and expenses                           92.6%       124.3%        126.4%          11.9%       (30.7)%
-----------------------------------------------------------------------------------
Investment and other income
  (expense), net                                   (0.4%)        0.3%          0.4%         161.5%       (30.7)%
-----------------------------------------------------------------------------------

(Loss) income before income taxes                   7.0%       (24.0)%       (26.0)%       (384.3)%     (260.4)%
------------------------------------------------------------------------------------

(Provision) benefit for income taxes                4.7%        (8.7)%         0.0%        (253.2)%     (100.0)%
------------------------------------------------------------------------------------

Net (loss) income                                  11.7%       (32.7)%       (26.0)%       (331.5)%      (45.7)%
------------------------------------------------------------------------------------

RESULTS OF OPERATIONS

The Company had a net loss of $4.7 million (($1.02) per basic and diluted share) for the fiscal year ended October 31, 1999. By comparison, the Company had a net loss of $8.6 million (($2.02) per basic and diluted share) for the fiscal year ended October 31, 1998, which included a $2.15 million (($.50) per basic and diluted share) reversal of an income tax benefit associated with the expected future realization of the Company's net operating loss carryforwards. The Company had net income of $3.7 million ($.89 per basic share and $.82 per diluted share) for the fiscal year ended October 31, 1997, which included a $1.5 million ($.36 per basic share and $.33 per diluted share) income tax benefit.

The net loss of $4.7 million for fiscal year 1999 was attributable to the Company's voice processing operations. Approximately $4.2 million of this loss was due primarily to insufficient voice processing revenues. The loss was also due in part to an increase of $0.3 million in the reserve for inventory obsolescence, and $0.7 million of costs incurred for restructuring the Company's voice processing operations. These losses were offset in part by the $0.5 million net income generated from the Company's performance analysis and supports services operations.

In fiscal year 1999, the Company incurred restructuring charges of $693,000 for severance and benefits and other costs for the reduction of employees. Temporary employees and contractors were also reduced. These restructuring charges include costs of $381,000 for severance and benefits, the write-off of assets of $49,000 for the equipment associated with headcount reductions, costs of $103,000 associated with the closing of the Company's manufacturing facility, and costs of $160,000 to terminate the 15-year lease commitment for new office space which the Company had entered into in May 1998. As a result of these restructuring activities and other cost reduction actions, the Company expects to reduce its annual voice processing operating expenses by approximately $4.8 million annually.

In July 1999, the Company finalized an Investment Agreement with TFX Equities, Inc., a wholly owned subsidiary of Teleflex, Inc. TFX purchased 2.6 million shares of Microlog common stock for $4.0 million.

In September 1999, the Company sold the voice processing operations of Microlog Europe to Comsys International, B.V. of The Netherlands. The Company agreed to grant Comsys certain rights to resell its TIVRA software and related hardware. The Company also agreed to assign certain agreements to which Microlog is a party relating to the TIVRA product. As part of the sale, two Microlog employees became employees of Comsys. The sale is anticipated to result in a gain to Microlog of approximately $100,000. Since some of the proceeds from the sale are based on future contracts between Comsys and the Company's former customers, the gain on the sale was estimated and therefore has been deferred into fiscal year 2000.

Over the past two years, the Company has been experiencing reduced demand, increased competition, and reduced margins in the voice processing area, which the Company attributes to market forces. The Company believes that interactive voice response systems in general, and certain vertical sub-segments of this market in particular, are in the maturing phase of market evolution for stand-alone systems. Accordingly, competition has increased, margins have been reduced, and it has become more difficult to sell these products. In addition, government customers have been procuring large IVR systems as part of major procurements from larger vendors, which has required the Company to work through prime contractors, also resulting in increased margin pressure and greater difficulty in making sales directly. The Company's response to this has been to increase its research and development in both the uniQue and TIVRA products to expand its interactive response offerings to include Internet-based interactions, and to offer professional turnkey services to the integrated modern customer contact center market. This addresses not only traditional voice types of contacts, but also e-mail, fax, Web callback, IP telephony, chat, Web bulletin board, and hardcopy mail, thereby expanding the Company's addressable market. This approach also leverages the trend in corporate process re-engineering in customer relationship management, and in outsourcing of related transactions and application development.

In fiscal year 2000, the Company's strategy for addressing the market trends will be to expand its professional services offerings to provide comprehensive solutions to its customers, inclusive of the Company's products. The objective of these solution services is for the Company to help its customers to better serve their customers. The Company plans to accomplish this through: the TIVRA voice processing platform, enabled by speech recognition; the uniQue contact processing platform, for media processing, Web interfaces, and contact prioritization; and professional services based on the analysis, development, and integration skills developed over the years by the Microlog and ODSM staff.

NET SALES

Net sales for fiscal year 1999 were $18.0 million, which represented a decrease of 32% from net sales in fiscal year 1998. Net sales for fiscal year 1998 were $26.5 million, which represented a decrease of 17% from net sales in fiscal year 1997. Net sales for fiscal year 1997 were $31.8 million. The decrease in fiscal year 1999 was due to a decrease in voice processing net sales of $6.9 million and a decrease in performance analysis net sales of $1.6 million. The decrease in fiscal year 1998 was due to a decrease in voice processing net sales of $4.5 million and a decrease in performance analysis net sales of $0.8 million.

VOICE PROCESSING NET SALES

The Company's voice processing net sales decreased 47% in fiscal year 1999 to $7.9 million, compared to $14.8 million in fiscal year 1998. The decrease in voice processing net sales during fiscal year 1999 was due to a 61% decrease in voice processing product sales and a 21% decrease in voice processing services sales. The decrease in voice processing product sales was primarily attributable to a decrease of $0.7 million in sales of the Company's Automated Prescription Refill System (APRS) product to commercial customers, a decrease of $2.4 million in sales to government customers, and a decrease of $2.6 million in sales to international customers. The decrease in voice processing services sales was primarily due to a decrease of $0.4 million in maintenance services and a decrease of $0.6 million in application development services. The Company believes that the decrease in sales is largely attributable to the market trends discussed above.

The Company's voice processing net sales decreased 24% in fiscal year 1998 to $14.7 million, compared to $19.3 million in fiscal year 1997. The decrease in voice processing net sales during fiscal year 1998 was primarily due to a 32% decrease in voice processing product sales. The decrease in voice processing product sales was primarily attributable to a decrease of $3.1 million in sales of the Company's Automated Prescription Refill System (APRS) product to commercial customers, a decrease of $1.7 million in sales to government customers, and a decrease of $0.2 million in sales to distributors, offset in part by an increase of $0.5 million in sales to international customers.

In fiscal year 1999, sales to the Company's 10 largest customers accounted for 75% of voice processing sales and one of the three largest customers was in each of the Company's three sectors: government, commercial, and international. In fiscal year 1998, sales to the Company's 10 largest customers accounted for 85% of voice processing sales and one of the three largest customers was in each of the Company's three sectors: government, commercial, and international. In fiscal year 1997, sales to the Company's 10 largest customers accounted for 90% of voice processing sales. In fiscal year 1997, two of the four largest customers were in the government sector, while one customer was in the commercial sector and one customer was in the international sector.

Sales to government customers for fiscal year 1999 were $4.1 million, or 52% of voice processing net sales and 23% of consolidated net sales, which represented a 48% decrease from sales to government customers in fiscal year 1998. Sales to government customers for fiscal year 1998 were $8.0 million, or 54% of voice processing net sales and 30% of consolidated net sales, which represented an 18% decrease from sales to government customers in fiscal year 1997. Sales to government customers for fiscal year 1997 were $9.7 million, or 51% of voice processing net sales and 31% of consolidated net sales. Fiscal year 1997 included a $3.5 million sale on a bill and hold basis requested by the customer. The system was accepted and title passed to the customer in fiscal year 1997 and, just after fiscal year-end, in November 1997, the system was operational at the customer's premises. In fiscal year 1999, the Company was unable to replace sales and upgrades of $4.1 million to a large customer that occurred in 1998. In addition, government customers have been procuring large IVR systems as part of major procurements from larger vendors, which has required the Company to work through prime contractors, also resulting in increased margin pressure and greater difficulty in making direct sales. Although the Company increased sales by $1.8 million to existing government customers in fiscal year 1998, the Company was unable to replace a $3.5 million sale to a large customer that occurred in fiscal year 1997. In addition, the Company was unable to secure any new government customers in fiscal year 1998. The Company believes sales to government customers also are being affected by the market trends discussed above.

Sales to commercial customers for fiscal year 1999 were $2.7 million, or 34% of voice processing net sales and 15% of consolidated net sales, which represented an 18% decrease from sales to commercial customers in fiscal year 1998. Sales to commercial customers for fiscal year 1998 were $3.3 million, or 23% of voice processing net sales and 12% of consolidated net sales, which represented a 48% decrease from sales to commercial customers in fiscal year 1997. Sales to commercial customers for fiscal year 1997 were $6.4 million, or 33% of voice processing net sales and 20% of consolidated net sales. The decreases in commercial sales in fiscal years 1999 and 1998, as well as the increase in commercial sales in fiscal year 1997, was attributable to declining sales of the APRS product over that three year period, primarily to the Company's principal customer in the retail pharmacy market. This customer has substantially completed its purchases of products from the Company and there remains no major customers for the APRS product who have not implemented technology similar to APRS.

Sales to international customers for fiscal year 1999 were $1.1 million, or 14% of voice processing net sales and 6% of consolidated net sales, which represented a 68% decrease from sales to international customers in fiscal year 1998. Sales to international customers for fiscal year 1998 were $3.4 million, or 23% of voice processing net sales and 13% of consolidated net sales, which represented a 17% increase from sales to international customers in fiscal year 1997. Sales to international customers in fiscal year 1997 were $2.9 million, or 15% of voice processing net sales and 9% of consolidated net sales. The decrease in international sales in fiscal year 1999 was primarily due to decreased sales of $2.3 million to the Company's European third-party resellers. In fiscal year 1999, the Company sold the voice processing operations of Microlog Europe to Comsys International, B.V. of The Netherlands. The Company agreed to grant Comsys certain rights to resell its TIVRA software and related hardware. The Company also agreed to assign certain agreements to which Microlog is a party relating to the TIVRA product. As part of the sale, two Microlog employees became employees of Comsys. The sale is anticipated to result in a Microlog gain of approximately $100,000. Since some of the proceeds from the sale are based on future contracts between Comsys and the Company's former customers, the gain on the sale was estimated and therefore has been deferred into fiscal year 2000. The increase in international sales in fiscal year 1998 was primarily due to a $1.6 million sale to a subsidiary of KPN Telecom of The Netherlands, offset by decreased sales of $1.1 million to the Company's European third-party resellers.

As of October 31, 1999, the Company had a backlog of existing orders for voice processing systems and services totaling $2.8 million. By comparison, the backlog, as of October 31, 1998, was $2.0 million. The Company has experienced fluctuations in its backlog at various times in the past attributable primarily to the seasonality of governmental purchases. The Company anticipates that all of the outstanding orders at October 31, 1999 will be shipped and the sales recognized during fiscal year 2000. Although the Company believes that its entire backlog of orders consists of firm orders, because of the possibility of customer changes in delivery schedules and delays inherent in the government contracting process, the Company's backlog as of any particular date may not be indicative of actual sales for any future period.

PERFORMANCE ANALYSIS AND SUPPORT SERVICES NET SALES

Net sales from performance analysis and support services for fiscal year 1999 were $10.1 million, which represented a 14% decrease from net sales from performance analysis and support services in fiscal year 1998. Net sales from performance analysis and support services for fiscal year 1998 were $11.7 million, which represented a 6% decrease from net sales from performance analysis and support services in fiscal year 1997. Net sales of performance analysis and support services in fiscal year 1997 were $12.5 million. The decreases in net sales from performance analysis and support services in fiscal years 1999 and 1998 resulted from a reduction in the level of work authorized under existing contracts from the Johns Hopkins University Applied Physics Laboratory (APL), the Company's principal customer for these services.

The Company believes that its performance analysis contracts are likely to continue to provide a stable but declining source of sales for the Company. The Company is experiencing (indirectly, through its contracts with APL) the effects of some reductions in defense spending due to changes in U.S. defense priorities. The Company is not aware of any proposed reductions in spending that will result in any material adverse affect over the next fiscal year on its expected net sales from performance analysis and support services nor alter the manner in which it procures contracts for such services. However, the Company cannot assure you that changes in defense priorities or continuing budget reductions will not cause such an effect during the fiscal year or thereafter. Additionally, the Company has experienced increased competition for retention of its employees from APL. As a result of the tight labor market and changes in hiring policies at APL, the Company is experiencing increased employee attrition to APL. The Company expects this trend to continue through fiscal year 2000. Each employee hired directly by APL, and removed from our contract(s) decreases our revenue and profit potential from that source.

As of October 31, 1999, the Company had a backlog of funding on existing contracts for performance analysis and support services totaling $0.4 million. By comparison, the backlog as of October 31, 1998 was $0.2 million. The
Company's contracts consist primarily of indefinite delivery, indefinite quantity (IDIQ) contracts which generally do not have a funding amount, and therefore are not included in backlog. The Company estimates that the entire $0.4 million of backlog at October 31, 1999 will be recognized as sales in fiscal year 2000. Because of the delays inherent in the government contracting process or possible changes in defense priorities or spending, the Company's backlog as of any particular date may not be indicative of actual sales for any future period. Although the Company believes that its backlog of funding on existing contracts is firm, the possibility exists that funding for some contracts on which the Company is continuing to work, in the expectation of renewal, may not be authorized. In addition, the Government has the right to cancel contracts, whether funded or not funded, at any time, although to date this has not occurred.

COSTS AND EXPENSES

Cost of sales of products were $3.1 million, or 84% of net sales of products, for fiscal year 1999; $8.7 million, or 93% of net sales of products, for fiscal year 1998; and $7.2 million, or 52% of net sales of products, for fiscal year 1997. The decrease in cost of sales, in dollar amount, for fiscal year 1999 was primarily attributable to reduced product sales. The decrease in cost of sales, as a percentage of sales, for fiscal year 1999 was primarily attributable to higher margins on sales to commercial customers. The Company's principal customer for its APRS product purchased additional software licenses, which have significantly lower costs of sales than product sales. The increase in cost of sales of products, both in dollar amount and as a percentage of sales, for fiscal year 1998 was primarily attributable to an increase of $1.3 million in the reserve for inventory obsolescence related to inventory for certain product lines for which there has been a significant decline in gross margins and demand, and therefore future sales are doubtful. The increase was also attributable to lower margins on products sales to commercial and government customers. The Company believes both of these factors are due to the market trends discussed above. The fiscal year 1998 lower margins were attributable to the lack of sales of software licenses in fiscal year 1998 compared to $3.1 million of sales of software licenses in fiscal year 1997. Sales of software licenses have significantly lower costs of sales than product sales. Additionally, the increase in cost of sales of products, as a percentage of sales, for fiscal year 1998 was attributable to certain fixed costs that do not vary directly with sales volume, therefore, the decline in net sales of products did not result in a similar decline in costs.

Cost of sales of services were $10.4 million, or 72% of net sales of services, for fiscal year 1999; $11.9 million, or 69% of net sales of services, for fiscal year 1998; and $12.2 million, or 69% of net sales of services, for fiscal year 1997. The increase in cost of sales, as a percentage of sales, for fiscal year 1999 was primarily attributable to the decrease in net sales of performance analysis services. The decrease in cost of sales, in dollar amount, for fiscal year 1998 was primarily attributable to the decrease in net sales of performance analysis services.

Selling, general and administrative costs were $5.8 million, or 32% of net sales, for fiscal year 1999; $9.1 million or 34% of net sales, for fiscal year 1998; $6.4 million, or 20% of net sales, for fiscal year 1997. The decrease in fiscal year 1999 was primarily attributable to cost cutting measures taken by the Company, which are described in more detail under "Restructuring Costs." The increase in fiscal year 1998, both in dollar amount and as a percentage of sales, was primarily attributable to increased staffing in the sales and marketing departments, expanded marketing programs, the write-off of the remaining goodwill balance resulting from the determination that the goodwill balance was impaired, and the relocation of operations associated with the Company's voice processing operations in The Netherlands.

Research and development expenses reflect costs associated with the development of applicable software and product enhancements for the Company's voice processing systems. The Company believes that the process of establishing technological feasibility with its new products is completed approximately upon release of the products to its customers. Accordingly, the Company does not anticipate capitalizing research and development costs. Research and development expenses were $2.9 million, or 16% of net sales, for fiscal year 1999; $3.3 million, or 12% of net sales, for fiscal year 1998; and $3.6 million, or 11% of net sales, for fiscal year 1997.

Research and development expenses for 1999 were focused on the uniQue and TIVRA products. uniQue V 2.0 was announced and substantially completed as a product offering available for customer trial in the contact center market. uniQue V 2.0 is the second in a series of offerings the Company developed to provide a comprehensive range of solutions within the contact center market in fiscal year 1999. This open, standards-based product enables companies to route and prioritize phone calls, e-mails, web contacts, faxes, and hardcopy mail and other contact types to the appropriate skilled agent for handling. The uniQue development activities will also be a major focus in fiscal year 2000 for the Company's research and development efforts. TIVRA was enhanced for new features and Year 2000 compliance in the System Release 6 (SR6) version of the product. APRS was customized for a number of customer opportunities in fiscal year 1999. A significant amount of custom engineering is undertaken by the Company in providing special features, application development, and system integration services to our customers.

RESTRUCTURING COSTS

In fiscal year 1999, the Company restructured its voice processing operations in order to bring expenses more in line with anticipated revenues. The Company incurred restructuring charges of $693,000, for severance and benefits and other costs for the reduction of employees. Temporary employees and contractors were also reduced. The restructuring charges include costs of $381,000 for severance and benefits, the write-off of assets of $49,000 for the equipment associated with headcount reductions, costs of $103,000 associated with the closing of the Company's manufacturing facility, and costs of $160,000 to terminate the 15 year lease commitment for new office space which the Company had entered into in May 1998. As a result of these restructuring activities and other cost reduction actions, the Company expects to reduce its annual voice processing operating expenses by approximately $4.8 million annually.

In September 1999, the Company sold the voice processing operations of Microlog Europe to Comsys International, B.V. of The Netherlands. The Company agreed to grant Comsys certain rights to resell its TIVRA software and related hardware. The Company also agreed to assign certain agreements to which Microlog is a party relating to the TIVRA product. As part of the sale, two Microlog employees became employees of Comsys. The sale is anticipated to result in a gain to Microlog of approximately $100,000. Since some of the proceeds from the sale are based on future contracts between Comsys and the Company's former customers, the gain on the sale was estimated and therefore has been deferred into fiscal year 2000.

INVESTMENT AND OTHER INCOME, NET

The Company had net investment and other income of $61,000 for fiscal year 1999, as compared to net investment and other income of $88,000 for fiscal year 1998, and other expense of $143,000 for fiscal year 1997. The lower income level in fiscal year 1999 was primarily attributable to lower interest income on short-term investments and higher interest expense on short-term borrowings. The higher income level in fiscal year 1998 was primarily due to the recognized gain of $73,000 on the sale of the Company's office building and land, higher interest income on short-term investments, and lower interest expense on short-term borrowings. The higher expense level in fiscal year 1997 resulted from an $84,000 write-off of obsolete fixed assets.

PROVISION FOR INCOME TAXES

There was no provision for income taxes recorded in fiscal year 1999. Income taxes payable (refundable) of $149,000 in fiscal year 1998, and $(545) in fiscal year 1997, relate to state income taxes, and the alternative minimum tax for Federal income tax. Based on the Company's profitability in fiscal years 1995 through 1997, the Company recorded a deferred tax asset of $650,000 and $1,500,000 in fiscal years 1996 and 1997, respectively, reflecting the benefit of approximately $5.5 million in loss carryforwards. Due to the unprofitable operations in fiscal year 1998 and uncertain future profitability, the Company reassessed the probability of realizing these net operating loss carryforwards and determined that their expected future realization was not likely to be realized in the near future. The Company wrote-off the deferred tax asset of $2.15 million in fiscal year 1998. The Company has provided a valuation allowance for $16.9 million of net operating losses as management has determined it was not likely that this amount will be realized.

The Company has exhausted its ability to carry losses back for income tax refunds. Net operating loss and tax credit carryforwards for income tax reporting purposes of approximately $16.9 million and $0.4 million, respectively, will be available to offset taxes generated from future taxable income through 2019. If certain substantial changes in the Company's ownership should occur, there would be an annual limitation on the amount of the carryforwards which can be utilized.

YEAR 2000 COMPLIANCE

In fiscal year 1998, the Company began the process of identifying and determining the appropriate resolution to all of the Company's issues relating to the "Millennium Bug". These issues arise because of the date sensitive software programs which use two digits to define the applicable year, resulting in interpretation of a date using "00" as the Year 1900 rather than the Year
2000. This could result in miscalculations or a major system failure. The Company concluded that if no action were taken to avoid these consequences, its Year 2000 issues would have a material effect on the Company's results of operations and financial condition.

Areas which required remediation were: 1) in-house systems and software programs used to run the business; 2) products sold to the Company's customers; and 3) systems and services provided by vendors.

The Company reviewed its in-house systems for compliance and determined that all systems would have been affected. During fiscal year 1998, the Company completed the conversion of its accounting, inventory, manufacturing control and information systems to a new system in order to provide more efficient management information throughout the Company. In October 1998, as part of system maintenance, a Year 2000 compliant software release was installed. The vendor certified that the new system was Year 2000 compliant. As part of the Company's computer upgrade plan, approximately $0.5 million of hardware and software upgrades were purchased for the internal computer network in fiscal year 1998. These systems were all Year 2000 compliant and were also part of the Company's Year 2000 compliance program. All remaining in-house computer systems which are mission critical were identified, including operating systems and applications software, and studies were conducted to determine which programs were compliant and which were not. The Company believes that the majority of its mission critical systems are currently compliant or can be made compliant at minimal cost. Non-compliant systems were replaced or abandoned prior to the beginning of the Year 2000. In fiscal year 1999, the Company continued its efforts on ensuring compliance and passed a certification test on Year 2000 compliance which was required by TFX Equities, Inc. prior to finalizing the Investment Agreement.

The Company made a thorough review and testing of its products and believes that its current products, TIVRA and uniQue, are Year 2000 compliant. The Company's assessment of its current products is partially dependent upon the accuracy of representations concerning Year 2000 compliance made by its suppliers, such as Aspect, Dialogic, Microsoft and SCO (Santa Cruz Operation), among others. Many of the Company's customers are, however, using earlier versions of the Company's current products, previous products or discontinued products, which are not Year 2000 compliant. The Company initiated programs to proactively notify such customers of the risks associated with using these products and to actively encourage such customers to migrate to the Company's current products. The Company had received service and maintenance revenues with respect to certain of these products, and such revenues substantially ceased by the end of the Year 1999.

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

The Company purchases components and services, which have been evaluated for Year 2000 compliance. The Company has divided its vendors into those who supply critical services, manufacturing suppliers and manufacturing contractors. The Company has obtained certification from each of its material vendors as to its Year 2000 compliance. The costs to evaluate and obtain certification from its key vendors were not material.


RESULTS SINCE JANUARY 1, 2000

The Company believes that it was able to complete all modifications necessary to be Year 2000 compliant and is not aware of any substantial issues or problems with in-house systems, products sold to the Company's customers, or systems and services provided by vendors. To date, Year 2000 problems have had a minimal effect on the Company's business. However, the Company may not have identified and remediated all significant Year 2000 problems.

Further remediation efforts may involve significant time and expense, and unremediated problems may have a material adverse effect on the Company's business. Also, the Company sells its products to companies in a variety of industries, each of which is experiencing different year 2000 issues. Customer difficulties with year 2000 issues might require the Company to devote additional resources to resolve underlying problems. Finally, although the Company has not been made a party to any litigation or arbitration proceeding to date involving our products or services and related to year 2000 compliance issues, the Company may in the future be required to defend its products or services in such proceedings, or to negotiate resolutions of claims based on year 2000 issues. The costs of defending and resolving year 2000-related disputes, regardless of the merits of such disputes, and any liability for year 2000 related damages, including consequential damages, would negatively affect the Company's business, results of operations, financial condition and liquidity, perhaps materially.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This section (Management's Discussion and Analysis of Financial Condition and Results of Operations) contains forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The Company intends the forward-looking statements to be covered by the safe harbor provisions for forward-looking statements in these sections. All statements regarding the Company's expected financial position and operating results, business strategy, financing plans, forecasted trends relating to our industry, its ability to realize anticipated cost savings and similar matters are forward-looking statements. These statements can sometimes be identified by the use of forward-looking words such as "may," "will," "anticipate," "estimate," "expect," "believe" or "intend." The Company cannot promise you that our expectations in such forward-looking statements will turn out to be correct. Some important factors that could cause our actual results to be materially different from our expectations include those discussed under the caption "Factors That May Effect Future Results of Operations."

FACTORS THAT MAY EFFECT FUTURE RESULTS OF OPERATIONS

The Company believes that its results of operations will be affected by factors such as the timing of introduction by the Company of new and enhanced products and services, market acceptance of new voice processing products and enhancements of existing products, continuation of market trends in the voice processing market, growth in the voice processing market in general, competition, ability to secure and retain adequate financing, commitments to automation by potential customers, fluctuations in the buying cycles of governmental customers, changes in general economic conditions, and changes in the U.S. defense industry and their impact on the prime contractor for which the Company provides performance analysis and support services.

The Company is subject to the risk that its business strategy will not be successful. The new strategy is dependent on market acceptance of the Company's new focus, services and products, ongoing research and development efforts, and sales activities over the near term. In addition, the strategy is dependent upon the Company's ability to match costs proportionately with revenue. The Company's fiscal 2000 operating budget includes significant expenditures related to its development and marketing of its new professional services, uniQue product line, and TIVRA product line. If the company is unable to sustain and grow the associated revenue, the company is subject to the risk that it may not make the necessary decisions to reduce expenditures in enough time to avoid severe adverse consequences.

LIQUIDITY AND CAPITAL RESOURCES

The Company incurred a net loss of $4.7 million for fiscal year 1999 and has an accumulated deficit of $16.6 million at October 31, 1999. The Company's continued existence is dependent upon its ability to generate sufficient cash flows from internal and external sources to meet its operating needs. Management has recently taken several steps to meet its liquidity requirements for the foreseeable future, including restructuring operations to reduce operating expenses to levels commensurate with revenues and attracting capital through a private placement transaction. The Company anticipates that existing cash and cash equivalents generated from fiscal year 2000 operations will be sufficient to meet its working capital needs. The Company has, in the past, been able to secure additional financing to meet its operating requirements, although there can be no assurance that it will be able to continue to do so.

Working capital as of October 31, 1999 was $1.8 million, compared to $2.0 million as of October 31, 1998. The decrease was primarily attributable to a $1.9 million decrease in accounts receivable, and a $0.5 million decrease in inventories, offset in part by an increase in cash and cash equivalents of $1.1 million and a decrease in accounts payable and other current liabilities of $1.4 million.

Cash and cash equivalents as of October 31, 1999 were $3.4 million, compared to $2.3 million as of October 31, 1998. The increase in cash and cash equivalents was primarily attributable to the proceeds from the issuance of common stock to TFX Equities of $4.0 million, the decrease in accounts receivable of $1.9 million, offset in part by the net loss of $4.7 million in fiscal year 1999.

Accounts receivable as of October 31, 1999 were $1.2 million, compared to $3.1 million as of October 31, 1998. The decrease in accounts receivable was primarily attributable to decreased sales in voice processing and, to a lesser extent, decreased sales in performance analysis and support services.

Fixed assets as of October 31, 1998 were $0.9 million, compared to $1.4 million as of October 31, 1998. The net decrease in fixed assets resulted from depreciation expense of $0.6 million, the $0.1 million write-off of assets associated with restructuring costs, offset in part by $0.3 million in asset purchases. Major assets purchased were primarily hardware and software upgrades to the Company's internal computer network and workstations.

In fiscal year 1999, the Company closed and drew on a revolving line-of-credit facility which allows the Company to borrow up to 75% of its eligible receivables to a maximum of $2,000,000, subject to the right of the financial institution to make loans only in its discretion. The line-of-credit bears interest at the bank's prime rate plus 2.25% (10.75% at October 31, 1999), and contains a 0.025% fee on the average unused portion of the line as well as a monthly collateral fee and a 1% upfront commitment fee. The loan subjects the Company to a restrictive covenant of not exceeding 115% of its consolidated planned quarterly losses for its second and third quarters of fiscal year 1999, and a requirement for consolidated profitability beginning in the fourth quarter of fiscal year 1999. The line also subjects the Company to a number of restrictive covenants, including restrictions on mergers or acquisitions, payment of dividends, and certain restrictions on additional borrowings. The line is secured by all of the Company's assets. The Company was not in compliance with the restrictive covenant in the second quarter of fiscal year 1999, but obtained a waiver from the bank. The Company was not in compliance with the restrictive covenant in the fourth quarter of fiscal year 1999 for which a forbearance agreement has been obtained. The forebearance agreement waives the lenders right under an event of default to terminate the loan. This line of credit expires in March 2000 and the Company and the bank are in the process of renewal discussions. There was no outstanding debt against this line-of-credit at October 31, 1999.

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

The net loss of $4.7 million for fiscal year 1999 was attributable to the Company's voice processing operations. Approximately $4.2 million of this loss was due primarily to insufficient voice processing revenues. The loss was also due in part to a $0.3 million increase in the reserve for inventory obsolescence, and $0.7 million in costs incurred for restructuring the Company's voice processing operations. These losses were offset in part by the $0.5 million net income generated from the Company's performance analysis and supports services operations.

The Company experienced losses in all four quarters of fiscal year 1999. The losses in each quarter were primarily attributable to insufficient sales in the Company's voice processing operations, restructuring costs of $0.6 million and $0.1 million in the second and fourth quarters, respectively, and increases in the reserve for inventory obsolescence of $0.1 million and $0.2 million in the third and fourth quarters, respectively.

The Company experienced losses in all four quarters of fiscal year 1998. The losses in each quarter were primarily attributable to insufficient sales in the Company's voice processing operations, a change in the sales mix in the Company's voice processing operations, and increases in the reserve for inventory obsolescence. In the third quarter, the Company wrote-off the deferred tax asset of $2.15 million (($0.50) per basic and diluted share). In the fourth quarter, the Company established reserves for the relocation of its operations facility in The Netherlands, and wrote-off the remaining goodwill balance which aggregated $0.8 million (($0.19) per basic and diluted share).

PRICE RANGE OF COMMON STOCK

The Common Stock is presently traded on the Nasdaq SmallCap Market under the symbol MLOG. As of January 14, 2000, there were approximately 226 holders of record of the common stock. This number does not reflect the number of individuals or institutional investors holding stock in nominee name through banks, brokerage firms, and others.

Note 15 of the Notes to Consolidated Financial Statements of the Company contained in this Annual Report sets forth, for the period indicated, the range of high and low transaction prices for the common stock as reported on the NASDAQ Smallcap Market. The closing price of the common stock on January 14, 1999 was $1.375 per share.

In February 1999, the Company was notified by the Nasdaq National Market System that it had failed to maintain certain maintenance standards for continued listing on the Nasdaq National Market System. The Company did not meet the requirements for minimum net tangible assets and was delinquent in filing its 10K report for fiscal 1998.

On August 17, 1999, the Company was notified that it had been moved to the Nasdaq SmallCap Market System. The Company's common stock was delisted from the Nasdaq National Market System on one prior occasion. Subsequent to that occasion, in February 1996, the Company returned to the Nasdaq National Market System. During the dedicated period, the common stock was traded on the Nasdaq SmallCap Market System until its market value of public float had risen and the Company was able to re-list on the Nasdaq National Market System. There can be no assurance that it will be able to re-list such securities on the Nasdaq National Market System, subsequent to the August 1999 delisting.

DIVIDEND POLICY

The Company has not paid any dividends in over 10 years. Certain of the Company's debt agreements restrict the Company's ability to pay dividends. See
Note 9 of the Notes to Consolidated Financial Statements. The Company does not anticipate paying any cash dividends in the foreseeable future.

NEWLY ISSUED ACCOUNTING STANDARDS

In June 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." This statement changes the way public companies report information about segments of their business in annual financial statements and requires them to report selected segment information in their quarterly reports issued to stockholders. SFAS No. 131 also requires entity-wide disclosures about the products and services an entity provides, the material countries in which it holds assets and reports revenues, and its major customers. SFAS No. 131 will be effective for the Company's fiscal year 1999. The adoption of SFAS No. 131 did not have a material effect on the consolidated financial statements.

In October 1997, the Accounting Standards Executive Committee (AcSEC) issued Statement of Position 97-2 (SoP 97-2), "Software Revenue Recognition," which supersedes SoP 91-1. This statement provides guidance on when revenue should be recognized and in what amounts for licensing, selling, leasing or otherwise marketing computer software. SoP 97-2 was effective for the Company's fiscal year 1999. The adoption of SoP 97-2 did not have a material effect on the current operations. However, the effect of this statement is uncertain as it relates to future products.

In February 1998, the FASB issued SFAS No. 132, "Employers' Disclosures About Pensions and Other Postretirement Benefits." This statement standardizes the disclosure requirements for pensions and other postretirement benefits to the extent practicable and requires additional information on changes in the benefit obligations and fair values of plan assets that will facilitate analysis. Additionally, SFAS No. 132 eliminates certain disclosures that are no longer as useful as they were when SFAS No. 87, "Employers' Accounting for Pensions", SFAS No. 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits", and SFAS No. 106, "Employers Accounting for Postretirement Benefits Other than Pensions" were issued. SFAS No. 132 was effective for the Company's fiscal year 1999. The adoption of SFAS No. 132 did not have a material effect on the consolidated financial statements.

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial data should be read in conjunction with the Company's Consolidated Financial Statements and Notes thereto and with Management's Discussion and Analysis of Financial Condition and Results of Operations included elsewhere herein.

INCOME STATEMENT DATA (IN THOUSANDS, EXCEPT PER SHARE DATA):

                                                              YEAR ENDED OCTOBER 31,
                                          1995            1996             1997         1998                1999
-------------------------------------------------------------------------------------------------------------------
Net sales                                $ 22,386         $ 25,707        $ 31,768       $ 26,457          $ 18,023
(Loss) income from
  operations                                1,500            2,111           2,374         (6,430)           (4,754)
Net (loss) income                           1,387            2,713 (1)       3,732 (1)     (8,641) (2)       (4,693)
Net (loss) income per share:
   Basic                                $      .36        $      .67      $      .89      $  (2.02)         $  (1.02)
   Diluted                              $      .34        $      .59      $      .82      $  (2.02)         $  (1.02)

BALANCE SHEET DATA (IN THOUSANDS):

                                                                    OCTOBER 31,
                                         1995             1996             1997         1998                1999
-------------------------------------------------------------------------------------------------------------------
Working capital                           $   749         $  3,144        $  6,671         $1,953            $1,818
Total assets                                9,426           13,713          17,055          8,560             6,426
Long-term debt, net
  of current maturities                        --              203             142             74                --
Stockholders' equity                        4,160            7,766          11,888          3,370             2,804
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

2) Net loss for fiscal year 1998 includes a $2.15 million (($0.50) per basic and diluted share) write-off of the deferred tax asset. Due to the unprofitable operations in fiscal year 1998 and the uncertain future profitability, the Company reassessed the probability of realizing these net operating loss carryforwards and determined that their expected future realization was not likely to be realized in the near future. See Note 12 of the Notes to Consolidated Financial Statements.