Form 10-K/A, Exhibit 13
period 1999-10-31
MICROLOG CORP
filed 2000-03-27
CIK 792094

EXHIBIT 13

LETTER TO SHAREHOLDERS

Fiscal 1999 continued a recent history of disappointing results for Microlog. Consolidated losses were $4.7 million, attributable to three main areas beyond the continued erosion in voice processing revenues. The first was a major reduction in force and corporate restructuring. This reduction was necessitated by a continued reduction in the Company's core voice processing business and a reliance on two key customers who did not maintain their historical order volumes. The second area was continuing losses from international operations, prior to the sale of our remaining European assets to Comsys International. And the final area was the Company's continued investment in our uniQue(R) contact center product line in the absence of significant revenues from those investments. All in all, fiscal 1999 was a difficult year for our shareholders, customers, and our employees as we labored to reshape Microlog to benefit from the exploding Internet marketplace and the new opportunities presented for customer care created by Internet e-Commerce demand.


       OLD DOMINION SYSTEMS OF MARYLAND (ODSM) - PROFESSIONAL SERVICES BUSINESS


Our professional services business remained profitable in 1999, but did experience an overall revenue reduction due to the fact that some employees we formerly contracted to our principal customer became full time employees of that customer during fiscal 1999. Nevertheless, we believe our partnership with that customer, the Johns Hopkins University Applied Physics Laboratory, remains strong and we are working with their management to explore creative new ways to serve their needs. We are cautiously optimistic that we will be able to offset the trend towards hiring directly in fiscal 2000, allowing us to once again grow our professional services business. We completed a modest new contract during the fiscal year that we expect will grow in the coming year as well. ODSM will remain focused on contract professional services in the Federal and state/local government, and defense-related sectors.


       VOICE PROCESSING BUSINESS - A WORK IN PROGRESS


The sales of touch-tone Interactive Voice Response (IVR) systems continued to decline throughout the fiscal year. While we did experience some positive revenues related to the Year 2000 as customers upgraded older systems for Year 2000 compliant systems, we were not successful in replacing later stage major accounts with new accounts of equal magnitude. In addition, three factors are reshaping the IVR industry sector and our position in that sector.

>> First and foremost is the maturity of the IVR marketplace, evidenced by historical year over year growth rates in excess of 25% moderating to 8% - 10%. We believe this moderation will continue into the near future. Simply put, IVR hardware addresses a rapidly maturing market resulting in fierce competition and downward pricing pressure, leading to ...

>> Consolidation. If there was a dominating theme in the IVR industry in 1999 it was consolidation. Starting in mid-1998, Aspect Telecommunications acquired Voicetek (Microlog's OEM supplier), followed by the combinations of InterVoice and BriteVoice, and Nortel and Periphonics. This transformed a highly fragmented industry sector where no single participant had a market share greater than 12% into a sector dominated by a few big suppliers commanding a combined market share in excess of 65%.

>> The final factor is convergence. Specifically, voice and data systems are converging into a single, standards-based technology platform. While not an overnight change, convergence will, we believe, result in IVR systems no longer being specialized standalone platforms. Rather, they will increasingly become a component part of a broader technology platform delivering multiple voice (telephony) and data (Internet) services.

Consolidation has disrupted our technology supply chain; commoditazation has eroded our margins; convergence, on the other hand, has created opportunity.

We made our first step into the world of convergence with the creation of uniQue, built to address voice and data self service applications, and we will do more in the coming year to exploit the opportunities presented by convergence both in the area of product and professional services.

The year also saw changes in the leadership structure within the Company. Steve Smith stepped in as CEO, and significantly enhances the focus of the Company and the fundamental cost infrastructure. His refreshing new approach is responsible in large part for the more positive positioning of the Company today. While we regret Steve's departure in February 2000, we respect his very personal reasons for doing so, and we will provide the continuity in approach that we believe will keep the Company on a positive track.

       POSITIVE EVENTS IN FISCAL 1999


Despite the operating loss, there were a number of positive developments that have positioned Microlog to capitalize on the future. The first and most important of which was the completion of an equity investment totaling $4.0 million from TFX Equities. This provided much needed investment capital and helped the Company to reestablish operating capital credit lines as well.

A second event was the sale and closure of all European operations. We consummated an agreement with Comsys International of The Netherlands to acquire our European assets (primarily support agreements and distributors), allowing us to close our European subsidiary and provide continuity to our customers and distributors who had supported our efforts overseas. The agreement leaves open the possibility of reselling the uniQue software in Europe at a later date, either directly, through Comsys, or through other means.

We additionally procured and installed our inaugural uniQue customers, and operated aggressively to realize the benefits of our cost cutting efforts, all of which we believe position Microlog for positive results in the new fiscal year.


       FISCAL 2000 OUTLOOK ... IT'S "BACK TO THE FUTURE"


Moving into 2000 ... the new Millennium ... we are struck by the old phrase "the more things change, the more they remain the same." We have seen previously unimaginable new things in business brought about by the Internet. Despite all this change, however, much of business remains the same, namely:

    >> You still need to have or make something people or other businesses want, >> You still need to get the message about your products out, >> You still need to take orders and collect money, >> You still need to ship and install, >> You still need to serve your customers after the sale, and >> You still need to make money.

So what has changed? Simply answered, the sophistication of the tools available to conduct business. Oh, and let's not forget the rapid pace of change. With the increase in both sophistication and pace, we feel there will be an ever-growing need for companies who can make sense of it all, bringing us back to the future.

Microlog has for over thirty years been about one thing: helping our customers serve their customers better! We develop software products and provide systems integration services that allow our customers to provide self-service solutions that leverage the telephone (our roots) and the Web (our future). We think this is important because the more rapidly things change, the more help companies will need applying it to their business operations.

We remain committed to our future, including a return to profitability, and we look forward to being a part of yours.



John C. Mears                               Steven R. Delmar
Managing Director, Chief Operating Officer  Managing Director, Sales & Marketing

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

Microlog's approach to improving the productivity of the contact center revolves around three core components. They include:

o TIVRA (formerly Intela) - Microlog's Interactive Voice Response (IVR) system
o uniQue(R)-  Microlog's  award winning  contact  center  software
o Professional Services & Consultation

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

uniQue(R)"Product of the Year" 1998-1999

uniQue(R), winner of four "Product of the Year Awards" in 1998, continued to receive accolades from the press in 1999. Call Center Solutions awarded "Product of the Year" to uniQue, Microlog's contact center solution. uniQue is a comprehensive open architecture, cross platform solution for customer contact centers that integrates all of the contact center's telephony, computer, and business applications into a smooth operation.

uniQue and the Web

Today's companies realize that their Web sites are an important source of revenue and service. However, research has shown that customers abandon their electronic shopping carts as much as two thirds of the time, due to a lack of support options at the point of decision. Microlog's uniQue software addresses this issue by giving the customer multiple options from the Web site with which to contact the company. uniQue's Web-enabling features include call me buttons, Web-chat, push-pages, and voice-over IP. In addition, uniQue seamlessly blends and prioritizes these Web contact types with the other traditional contact types including phones, e-mail, and fax.

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

Professional Services & Consultation

The mission of Microlog's professional services is to deliver high quality computer-based technology services, capabilities, and solutions to our business customers. Simply stated, our objective is to help those business customers to help their customers. The end result will be to retain and satisfy end-customers, improve operations and lower costs, provide robust and manageable technology implementations, and establish long-term business relationships. Whether its project management, Web site development, telephony integration, or back-office systems integration, Microlog has the experience and the people to solve any problem.

Microlog Corporation is solving today's communication problems with tomorrow's technology---today.

WWW.MLOG.COM

MICROLOG CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
(IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                 Year Ended October 31,
                                                       1997            1998           1999

------------------------------------------- ----------------- -------------- --------------
Net sales:
    Products                                         $13,970        $ 9,367        $ 3,646
    Services                                          17,798         17,090         14,377
------------------------------------------- ----------------- -------------- --------------

        Total net sales                               31,768         26,457         18,023
------------------------------------------- ----------------- -------------- --------------

Costs and expenses:
    Cost of products                                   7,203         8,688           3,064
    Cost of services                                  12,238        11,855          10,382
    Selling, general and administrative                6,374         9,088           5,768
    Research and development                           3,579         3,256           2,870
    Restructuring                                                       --             693
------------------------------------------- ----------------- -------------- --------------

        Total costs and expenses                      29,394        32,887          22,777
------------------------------------------- ----------------- -------------- --------------

(Loss) income from operations                          2,374        (6,430)         (4,754)

Investment income                                         29            58              35
Interest expense                                        (119)          (56)            (71)
Other income (expense), net                              (53)           86              97
------------------------------------------- ----------------- --------------- -------------

(Loss) income before income taxes                      2,231        (6,342)         (4,693)

(Provision) benefit for income taxes                   1,501        (2,299)             --
------------------------------------------- ----------------- -------------- --------------

Net (loss) income                                    $ 3,732      $ (8,641)      $  (4,693)
------------------------------------------- ----------------- -------------- --------------

Net (loss) income per share:
        Basic                                          $0.89        $(2.02)         $(1.02)
        Diluted                                        $0.82        $(2.02)         $(1.02)
------------------------------------------- ----------------- -------------- --------------

See accompanying notes to consolidated financial statements.


MICROLOG CORPORATION

CONSOLIDATED BALANCE SHEETS

(IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)\

                                                                                 October 31,
                                                                               1998       1999
--------------------------------------------------------------------------------------------------
Assets
Current assets:
   Cash and cash equivalents                                                 $ 2,340     $ 3,425
   Receivables, net                                                            3,057       1,155
   Inventories, net                                                              872         375
   Other current assets                                                          534         301
-------------------------------------------------------------------------------------- ----------

   Total current  assets                                                       6,803       5,256

Fixed assets, net                                                              1,353         917
Licenses, net                                                                    181         100
Other assets                                                                     223         153
-------------------------------------------------------------------------------------- ----------

   Total assets                                                              $ 8,560     $ 6,426
-------------------------------------------------------------------------------------- ----------

Liabilities and Stockholders' Equity
Current liabilities:
   Current portion of long-term debt                                          $   68      $   74
   Accounts payable                                                            1,079         388
   Accrued compensation and related expenses                                   2,082       1,965
   Deferred revenue                                                              719         447
   Other accrued expenses                                                        902         564
-------------------------------------------------------------------------------------- ----------

   Total current liabilities                                                   4,850       3,438

Long-term debt                                                                    74          --
Deferred officers' compensation                                                  249         151
Other liabilities                                                                 17          33
-------------------------------------------------------------------------------------- ----------

   Total liabilities                                                            5,190      3,622
-------------------------------------------------------------------------------------- ----------

Commitments and contingencies

Stockholders' equity:
   Serial preferred stock, $.01 par value,
      1,000,000 shares authorized, no shares issued and outstanding               --          --
   Common stock, $.01 par value, 10,000,000 shares authorized,
      4,889,205 and 7,575,597 shares issued and 4,287,335
      and 6,973,727 outstanding                                                   49          76
   Capital in excess of par value                                             16,417      20,517
   Treasury stock, at cost, 601,870 shares                                    (1,177)     (1,177)
   Accumulated deficit                                                        11,919)    (16,612)
-------------------------------------------------------------------------------------- ----------

   Total stockholders' equity                                                  3,370       2,804
-------------------------------------------------------------------------------------- ----------

   Total liabilities and stockholders' equity                                $ 8,560     $ 6,426
-------------------------------------------------------------------------------------- ----------

See accompanying notes to consolidated financial statements.


MICROLOG CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(IN THOUSANDS)

                                                        Capital In
                                         Common Stock    Excess of  Treasury Stock  Accumulated
                                       Shares  Par Value Par Value   Shares   Cost     Deficit    Total
---------------------------------------------- ------ ----------- ------ --------- ----------- ----------

Balance as of October 31, 1996          4,792   $ 48     $15,905      602  $(1,177)    $(7,010)     $7,766

  Exercise of common stock options         81      1         189       --        --          --        190

  Consulting expense funded
    Through stock options granted          --     --         200       --        --          --        200

  Net income for the year ended
    October 31, 1997                       --     --          --       --        --      3,732       3,732
---------------------------------------------- ------ ----------- ------ --------- ----------- ----------

Balance as of October 31, 1997          4,873     49      16,294      602   (1,177)     (3,278)     11,888

  Exercise of common stock options         16     --          23       --        --          --         23

  Consulting expense funded
    Through stock options granted          --     --         100       --        --          --        100

  Net loss for the year ended
    October 31, 1998                       --     --          --       --        --     (8,641)     (8,641)
---------------------------------------------- ------ ----------- ------ --------- ----------- ----------

Balance as of October 31, 1998          4,889     49      16,417      602   (1,177)    (11,919)      3,370

  Exercise of common stock options         20     --          20       --        --          --         20

  Consulting expense funded
    Through stock options granted          --     --         155       --        --          --        155

  Issuance of common stock              2,667     27       3,925       --        --          --      3,952

  Net loss for the year ended
    October 31, 1999                       --     --          --       --        --     (4,693)     (4,693)
---------------------------------------------- ------ -----------   ------ --------- ----------- ----------

Balance as of October 31, 1999          7,576   $ 76     $20,517      602  $(1,177)   $(16,612)     $2,804
---------------------------------------------- ------ -----------   ------ --------- ----------- ----------

See accompanying notes to consolidated financial statements.

MICROLOG CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(IN THOUSANDS)


                                                                      Year Ended October 31,
                                                                  1997         1998        1999
-------------------------------------------------------------------------------------------------------------
 Cash flows from operating activities:
     Net (loss) income                                          $ 3,732     $ (8,641)   $ (4,693)
     Adjustments to reconcile net (loss) income to net
       cash (used in) provided by operating activities:
         Depreciation                                               839          847         579
         Amortization of goodwill and licensing agreement           314          722         125
         Loss on disposition of fixed assets                         84           65         108
         Gain on sale of building and land                           --         (290)         --
         Provision for sales returns and doubtful accounts           49           29          --
         Provision for inventory reserves                            93        1,299         309
         Consulting expense funded through stock options
               granted                                              200          100         155
           Changes in assets and liabilities:
             Receivables                                            328          797       1,902
             Inventories                                            205         (250)        188
             Deferred tax asset                                  (1,500)       2,150          --
             Other assets                                          (174)        (273)        259
             Accounts payable                                       909         (793)       (691)
             Accrued compensation and related expenses              (67)         274        (117)
             Deferred revenue                                       110         (193)       (195)
             Deferred gain on sale of assets of Microlog Europe      --           --         140
             Deferred gain on sale of building and land              --          217        (217)
             Other accrued expenses and accrued liabilities        (265)         586        (322)
             Deferred officers' compensation                        (12)          (7)        (98)
-------------------------------------------------------------------------------------------------

     Net cash (used in) provided by operating activities          4,845       (3,361)     (2,568)
------------------------------------------------------------------------------------------------

Cash flows from investing activities:
     Purchases of fixed assets                                     (778)        (517)       (283)
     Proceeds from sale of fixed assets                               7           --          32
     Proceeds from sale of building and land                         --        2,276          --
------------------------------------------------------------------------------------------------

     Net cash (used in) provided by investing activities           (771)       1,759        (251)
-------------------------------------------------------------------------------------------------

Cash flows from financing activities:
     Reduction in long-term debt                                    (55)         (61)        (68)
     Net borrowings under line-of-credit agreement               (1,400)          --          --
     Net proceeds from issuance of common stock                      --           --       3,952
     Exercise of common stock options                               190           23          20
------------------------------------------------------------------------------------------------

    Net cash provided by (used in) financing activities          (1,265)         (38)      3,904
------------------------------------------------------------------------------------------------

Net increase (decrease) in cash and cash equivalents              2,809       (1,640)      1,085
Cash and cash equivalents at beginning of year                    1,171        3,980       2,340
------------------------------------------------------------------------------------------------

Cash and cash equivalents at end of year                        $ 3,980      $ 2,340     $ 3,425
------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1: BASIS OF PRESENTATION AND MAJOR CUSTOMERS

The accompanying consolidated financial statements include the accounts of Microlog Corporation and its wholly-owned subsidiaries (collectively, the "Company"). All intercompany transactions have been eliminated.

Microlog Corporation of Maryland a subsidiary, designs, develops, markets, and supports customized voice processing systems and other communications products. Old Dominion Systems Incorporated of Maryland, formerly a subsidiary, which was merged into Microlog Corporation of Maryland effective October 31, 1999, is engaged in providing performance analysis of certain major weapons systems and related data processing support to the Federal Government through prime contractors.

The Company manages its business segments on the basis of the products and services offered. The Company's two reportable segments consist of Microlog Corporation of Maryland, referred to as voice processing systems and other communications products and services, and Old Dominion Systems Incorporated of Maryland, referred to as performance analysis and support services. The Company's management evaluates segment performance on the basis of segment earnings which includes an allocation of corporate general and administrative expenses to each segment.

A summary of information about the Company's operations by business segment is as follows (in thousands):

                                                                      Year Ended October 31,
                                                                  1997         1998        1999
------------------------------------------------------------------------------------------------
Net sales:
         Voice processing systems and other
            communications products and services               $ 19,277    $  14,743  $    7,896
         Performance analysis and
            support services                                     12,491       11,714      10,127
------------------------------------------------------------------------------------------------
         Net sales                                             $ 31,768    $  26,457   $  18,023
------------------------------------------------------------------------------------------------

(Loss) income from operations:
         Voice processing systems and other
            communications products and services               $    829       (7,515) $   (5,245)
         Performance analysis and
            support services                                      1,545        1,085         491
------------------------------------------------------------------------------------------------
         (Loss) income from operations                         $  2,374    $  (6,430) $   (4,754)
------------------------------------------------------------------------------------------------
Identifiable assets:
         Voice processing systems and other
            communications products and services               $ 14,333     $  8,163  $    6,174
         Performance analysis and
            support services                                        600          397         252
         Buildings for common use                                 2,122           --          --
------------------------------------------------------------------------------------------------
         Identifiable assets                                   $ 17,055     $  8,560   $   6,426
------------------------------------------------------------------------------------------------

Capital expenditures:
         Voice processing systems and other
            communications products and services               $    772      $   509   $     282
         Performance analysis and
            support services                                          6            8           1
------------------------------------------------------------------------------------------------
         Capital expenditures                                  $    778      $   517   $     283
------------------------------------------------------------------------------------------------

Depreciation expense:
         Voice processing systems and other
            communications products and services               $    704      $   734   $     572
         Performance analysis and
            support services                                         11           12           7
         Buildings for common use                                   124          101          --
------------------------------------------------------------------------------------------------
         Depreciation expense                                  $    839      $   847   $     579
------------------------------------------------------------------------------------------------

Approximately 31%, 30%, and 23% of the Company's consolidated net sales for fiscal years 1997, 1998, and 1999, respectively, involved the sale of voice processing systems and other communications products and services to the Federal Government.

Approximately 18%, 10%, and 11% of the Company's consolidated net sales for fiscal years 1997, 1998, and 1999 respectively, involved the sale of voice processing systems and other communications products and services to one customer in the pharmaceutical industry.

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

REVENUE RECOGNITION

Sales of products are recognized at the time deliveries are made. The Company generates software revenues from licensing the right to use its software products and also generates service revenues from implementation and installation services, ongoing maintenance, training services, and professional services performed.

Revenue from software license agreements is recognized upon shipment of the software if: persuasive evidence of an arrangement exists; sufficient vendor specific objective evidence exists to support allocating the total fee to all elements of the arrangement; the fee is fixed or determinable; and collection is probable.

Ongoing maintenance contracts, which include software upgrades, are invoiced separately and revenue is earned ratably over the term of the contract. Revenue from implementation and installation services is recognized when the services are completed. Revenue from training services and professional services is recognized when the services are completed.

In a rare instance when a customer, under terms of a specific order, requests that the Company manufacture and invoice goods on a bill and hold basis, the Company sets aside the goods from the available inventory for sale. Revenue recognition is based on the completion of the manufacturing process, the satisfaction of all performance obligations, acceptance by the customer, and the passage of title and risk of ownership to the customer. The Company recognized $3.5 million in sales in fiscal year 1997 under one bill and hold agreement. No such transactions occurred in fiscal years 1998 and 1999.

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

In September 1999, the Company sold the voice processing operations of Microlog Europe to Comsys International, B.V. of The Netherlands. The sale included the rights to three maintenance contracts to which Microlog is a party relating to the TIVRA product. The Company also agreed to grant Comsys certain rights to resell its TIVRA software and related hardware. As part of the sale, two Microlog employees became employees of Comsys. The Company recorded a receivable of $100,000, which is contingent upon the renewals and ultimate cash collections by Comsys, of the three maintenance contracts. The sale is anticipated to result in an estimated net gain to Microlog of approximately $100,000, but since the collectability of the receivable and the resulting gain is uncertain, the gain on the sale was deferred until it is realized.

NOTE 5: RECEIVABLES

RECEIVABLES CONSIST OF THE FOLLOWING (IN THOUSANDS):

                                                                            October 31,
                                                                  1998                    1999
------------------------------------------------------------------------------------------------
Billed accounts receivable                                      $ 2,932                $   1,071
Contract retention                                                   23                       --
Accumulated unbilled costs and fees                                 246                      234
------------------------------------------------------------------------------------------------
                                                                  3,201                    1,305

Less: Allowance for doubtful accounts                              (144)                   (150)
------------------------------------------------------------------------------------------------
                                                              $   3,057                $   1,155
================================================================================================

NOTE 6:  INVENTORIES

INVENTORIES CONSIST OF THE FOLLOWING (IN THOUSANDS):
                                                                          October 31,
                                                                  1998                   1999
------------------------------------------------------------------------------------------------
Components                                                      $ 1,357                  $   730
Work-in-process and finished goods                                1,159                      133
-----------------------------------------------------------------------------------------------
                                                                  2,516                      863

Less: Reserve for obsolescence                                   (1,644)                    (488)
------------------------------------------------------------------------------------------------
                                                               $    872                  $   375
================================================================================================

During fiscal year 1999, the Company disposed of obsolete inventory relating to certain product lines for which future sales are doubtful. The inventory was previously reserved for and, therefore, resulted in a net reduction of $1.2 million to the reserve for obsolescence.

NOTE 7: FIXED ASSETS

FIXED ASSETS CONSIST OF THE FOLLOWING (IN THOUSANDS):

                                                                             October 31,
                                                                 1998                      1999
-----------------------------------------------------------------------------------------------
Office furniture and equipment                                  $ 3,700                  $ 2,977
Vehicles                                                             24                       10
Leasehold improvements                                              171                       22
------------------------------------------------------------------------------------------------
                                                                  3,895                    3,009

Less:  Accumulated depreciation                                  (2,542)                  (2,092)
------------------------------------------------------------------------------------------------
                                                               $  1,353                 $    917
================================================================================================

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

NOTE 8: ACCRUED EXPENSES

ACCRUED   COMPENSATION  AND  RELATED  EXPENSES  CONSIST  OF  THE  FOLLOWING  (IN
THOUSANDS):


                                                                             October 31,
                                                                 1998                    1999
------------------------------------------------------------------------------------------------
Accrued wages $  1,016                                          $ 1,103
Accrued vacation and personal leave                                 693                      471
Other related expenses                                              373                      391
------------------------------------------------------------------------------------------------
                                                                $ 2,082                  $ 1,965
================================================================================================



Other accrued expenses consist of the following (in thousands):

                                                                             October 31,
                                                                 1998                    1999
------------------------------------------------------------------------------------------------
Accrued maintenance, marketing, travel and other expenses      $    689                  $   448
Accrued legal and consulting expenses                               213                      116
------------------------------------------------------------------------------------------------
                                                               $    902                  $   564
================================================================================================


NOTE 9:  DEBT

In fiscal year 1999, the Company closed and drew on a revolving line-of-credit facility which allows the Company to borrow up to 75% of its eligible receivables to a maximum of $2,000,000, subject to the right of the financial institution to make loans only in its discretion. The line-of-credit bears interest at the bank's prime rate plus 2.25% (10.75% at October 31, 1999), and contains a 0.025% fee on the average unused portion of the line as well as a monthly collateral fee and a 1% upfront commitment fee. The loan subjects the Company to a restrictive covenant of not exceeding 115% of its consolidated planned quarterly losses for its second and third quarters of fiscal year 1999, and a requirement for consolidated profitability beginning in the fourth quarter of fiscal year 1999. The line also subjects the Company to a number of restrictive covenants, including restrictions on mergers or acquisitions, payment of dividends, and certain restrictions on additional borrowings. The line is secured by all of the Company's assets. The Company was not in compliance with the restrictive covenant in the second quarter of fiscal year 1999, but obtained a waiver from the bank. The Company was not in compliance with the restrictive covenant in the fourth quarter of fiscal year 1999 for which a forbearance agreement has been obtained. The forbearance agreement waives the lenders right under an event of default to terminate the loan. This line-of-credit expires in March 2000 and the Company and the bank are in the process of renewal discussions. There was no outstanding debt against this line-of-credit at October 31, 1999.

In June 1996, the Company entered into a contract to purchase a new management information system including a five-year maintenance plan. The purchase, including maintenance, is being financed by the vendor over a five-year term at an annual interest rate of 8%. The financing terms require five annual payments of $140,000 each, including interest and maintenance, which began on June 30, 1996. Four annual payments have been made to date. The final payment is due on June 30, 2000. The debt for the principal payment is shown as the current portion of long-term debt on the balance sheet.

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

Additionally, the Company leases other equipment through noncancellable operating leases, which expire in various years through 2004. Minimum future noncancellable operating lease payments as of October 31, 1999 are as follows(in thousands):

         Year Ending October 31,
              2000                          $     344
              2001                                353
              2002                                363
              2003                                365
              2004                                365
              Thereafter                        1,773
-----------------------------------------------------
              Total                           $ 3,563

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

                                              Number               Weighted Average
                                            of Shares               Exercise Price

Shares under option, October 31, 1996         865,014                $   3.79
Options granted                               300,000                    5.75
Options canceled                              (75,344)                   5.09
Options exercised                             (80,749)                   2.35
-----------------------------------------------------------------------------

Shares under option, October 31, 1997       1,008,921                    4.39
Options granted                             1,122,400                    1.83
Options canceled                           (1,159,875)                   4.26
Options exercised                             (16,452)                   1.45
-----------------------------------------------------------------------------

Shares under option, October 31, 1998         954,994                    1.59
Options granted                               721,500                    1.34
Options canceled                             (406,248)                   1.49
Options exercised                             (19,725)                   1.12
-----------------------------------------------------------------------------

Shares under option, October 31, 1999       1,250,521                $   1.49
=============================================================================

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

Additionally, the Company maintains a non-employee Director stock option plan. Under this plan, the Company may grant up to 250,000 shares at not less than the fair market value at the time of grant. Additional information is as follows:

                                              Number               Weighted Average
                                            of Shares               Exercise Price
Shares under option, October 31, 1996          44,000               $    3.61
Options granted                                 6,000                    5.63
-----------------------------------------------------------------------------

Shares under option, October 31, 1997          50,000                    3.85
Options granted                                22,000                    6.13
-----------------------------------------------------------------------------

Shares under option, October 31, 1998          72,000                    4.55
Options Canceled                              (15,000)                   4.75
Options granted                                24,000                    1.31
-----------------------------------------------------------------------------

Shares under option, October 31, 1999          81,000                $   3.55
=============================================================================

Options granted under the plan vest immediately and expire ten years from the date of grant. As of October 31, 1999, options available for granting were 146,000.

The Company also issued stock options to non-employee consultants outside of the above plans. These shares may be granted at such times and under such terms as the Board of Directors determines. Additional information is as follows:

                                               Number              Weighted Average
                                            of Shares               Exercise Price
Shares under option, October 31, 1996          51,000               $    1.91
Options granted                               205,000                    5.00
Options canceled                              (16,000)                   4.10
-----------------------------------------------------------------------------

Shares under option, October 31, 1997         240,000                    4.40
Options granted                                21,000                    1.84
-----------------------------------------------------------------------------

Shares under option, October 31, 1998         261,000                    4.20
Options Canceled                              (62,000)                   0.96
Options granted                               137,000                    1.80
-----------------------------------------------------------------------------

Shares under option, October 31, 1999         336,000                $   1.46
-----------------------------------------------------------------------------

Generally, options vest upon the achievement of certain events and expire from two to five years from the date of grant.

In fiscal year 1997, the Company entered into a consulting agreement with The Parthenon Group, Inc. ("Parthenon"), a strategic marketing and consulting organization. In exchange for providing consulting services for a period of approximately six months, the Company granted Parthenon non-statutory options to purchase up to 195,000 shares of the common stock of the Company at an exercise price of $5 per share. 40,000 shares would become exercisable upon commencement of the project, 40,000 shares would become exercisable upon the completion of a certain milestone, and the additional 115,000 shares would become exercisable upon the attainment of certain levels of the market price of the Company's common stock. The options have a term of five years, expiring in June 2002.

In fiscal year 1999, the Company issued options to non-employee consultants to purchase 47,000 shares at an exercise price of $0.94. In addition, the Company entered into a second consulting agreement with Parthenon. Under the terms of this second consulting agreement, Parthenon agreed to provide additional consulting services and the Company agreed to reprice options granted in fiscal year 1997 to purchase 195,000 shares of the common stock of the Company at an exercise price of $0.94 per share. Additionally, the vesting terms were revised and options to purchase 145,000 shares of the common stock of the Company became exercisable on the date they were repriced. The remaining options to purchase 50,000 shares of the common stock of the Company become exercisable in fiscal year 1999. The Company also issued Parthenon additional options to purchase 90,000 shares of common stock at an exercise price of $2.25 per share. These options became exercisable on the date of grant. The expense associated with all of the options of $450,000 has been recorded over the term of the engagement, which included $75,000 related to the repricing of the options that occurred during fiscal year 1999, as a result of re-measuring the cost of the services at fair market value. The Company recorded $200,000, $100,000, and $150,000 as consulting expense in fiscal years 1997, 1998, 1999, respectively.

The Company also reserved 50,000 shares for issuance outside these plans as stock options or stock bonuses to key employees. These shares may be granted at such times and under such terms as the Board of Directors determines. No grants or issuances have been made as of October 31, 1999.


The following table summarizes information about all stock options outstanding at October 31, 1999:

                                                          Options Outstanding         Options Exercisable
                                                      ---------------------------- ---------------------------

                                                      Weighted-Average
                                                         Years of
                          Range                         Remaining     Weighted-Average          Weighted-Average
                            Of                         Contractual     Exercise                    Exercise
                         Exercise         Number           Life          Price        Number         Price
                          Prices       Outstanding                                  Exercisable
                      --------------- --------------- --------------- ------------ -------------- ------------

Incentive             $0.88-$1.25         302,845          8.8             $0.97        193,665     $0.97
Stock Option          $1.63-$1.91         920,725          7.2              1.65        576,655      1.65
Plans                 $2.31                27,000          9.5              2.31         12,000      2.31
                      --------------- --------------- --------------- ------------ -------------- ------------
                      $0.88-$2.31       1,250,570          7.7              1.50        782,320      1.50
                      --------------- --------------- --------------- ------------ -------------- ------------

Non-Employee          $0.94-$1.69          38,000          7.1             $1.34         38,000     $1.34
Director              $2.00-$2.75           6,000          2.4              2.50          6,000      2.50
Plan                  $4.75 - $6.75        37,000          7.0              6.00         37,000      6.00
                      --------------- --------------- --------------- ------------ -------------- ------------
                      $0.94-$6.75          81,000          6.7              3.55         81,000      3.55
                      --------------- --------------- --------------- ------------ -------------- ------------

Non-Employee          $0.94-$1.06         211,000          4.0             $0.94        211,000     $0.94
Plan                  $2.25-$2.94         120,000          4.3              2.40        120,000      2.40
                      $8.38                 5,000          1.4              8.38          5,000      8.38
                      --------------- --------------- --------------- ------------ -------------- ------------
                      $0.94-$8.38         336,000          4.0              1.57        336,000      1.57
                      --------------- --------------- --------------- ------------ -------------- ------------


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

                                                     Year Ended October 31,
                                                        1997             1998             1999
------------------------------------------------------------------------------------------------

Pro forma net (loss) income applicable to common
   stockholders                                         $3,447          $ (8,699)        $(5,664)

------------------------------------------------------------------------------------------------

Pro forma net (loss) income per share:
   Basic                                               $  0.82          $  (2.03)         $(1.22)
   Diluted                                             $  0.76          $  (2.03)         $(1.22)
------------------------------------------------------------------------------------------------

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

The (benefit) provision for income taxes in fiscal years 1997, 1998, and 1999 consists of (in thousands):

                                                              Year Ended October 31,
                                                       1997          1998               1999
                                                    -------       -------             -----
Increase (decrease) in income taxes payable         $     (1)        $    149        $       --
Decrease (increase) in deferred tax asset             (1,500)           2,150        $       --
-----------------------------------------------------------------------------------------------

                                                    $ (1,501)        $  2,299        $       --
------------------------------------------------------------------------------------------------

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

A reconciliation of the statutory Federal tax rate to the Company's effective tax rate is as follows:

                                                                 Year Ended October 31,
                                                       1997            1998              1999
                                                      ------          ------            -----
Statutory Federal tax rate                            34.0%            (34.0)%          (34.0)%
State income taxes, net of
  Federal tax benefit                                  5.0              (5.0)            (5.0)
Benefit not recorded due to carryforward position      --               38.6             39.0
Utilization of net operating loss                    (43.6)               --               --
Goodwill amortization                                  3.0               3.3               --
Change in deferred tax asset                         (67.2)             33.9               --
Other                                                  1.5              (0.5)              --
------------------------------------------------------------------------------------------------
                                                     (67.3)%            36.3%            00.0%
------------------------------------------------------------------------------------------------

DEFERRED TAX ASSETS ARE COMPRISED OF THE FOLLOWING (IN THOUSANDS):


                                                                October 31,
                                                       1998                    1999
                                                     --------                -------
Accounts receivable reserve                        $      84              $       49
Inventory reserves                                       641                     190
Accrued vacation and benefits                            181                     135
Deferred compensation                                    105                     101
Deferred revenues                                        261                     126
Other                                                    451                     536
Research and development credits                         406                     414
Foreign net operating losses                             265                     162
Loss carryforwards                                     4,006                   6,602
------------------------------------------------------------------------------------

Gross deferred tax assets                              6,400                   8,315
Valuation allowance                                   (6,400)                 (8,315)
------------------------------------------------------------------------------------
Net deferred tax asset                              $   --                 $    --
------------------------------------------------------------------------------------

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


                                                                October 31,
(in thousands)                                         1997        1998      1999
------------------------------------------------------------------------------------
Net (loss) income                                     $3,732   $ (8,641)    $ (4,693)
------------------------------------------------------------------------------------

Weighted average common stock outstanding              4,216      4,282        4,619
Stock options, if converted                              335         --           --
------------------------------------------------------------------------------------
Weighted average common
and common stock equivalent shares outstanding         4,551      4,282        4,619
--------------------------------------------------- --------- ----------------------


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

NOTE 15: RESTRUCTURING EXPENSES

In fiscal year 1999, the Company recorded $693,000 in costs related to a comprehensive restructuring program that was implemented during the last three-quarters of 1999. These restructuring charges include costs of $381,000 for severance and benefits, the write-off of assets of $49,000 for the equipment associated with headcount reductions, costs of $103,000 associated with the closing of the Company's manufacturing facility, and costs of $160,000 to terminate the 15-year lease commitment for new office space which the Company had entered into in May 1998. The Company's workforce was reduced by approximately 35% as a result. The foundation of the restructuring effort focused on bringing expenses in-line with forecasted revenue for the voice processing operations. The Company has accrued restructuring costs of $123,000 at October 31, 1999, which are included in accrued expenses.


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

NOTE 17: SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

THE FOLLOWING TABLE PRESENTS UNAUDITED QUARTERLY OPERATING RESULTS AND THE PRICE RANGE OF COMMON STOCK FOR THE COMPANY'S LAST EIGHT FISCAL QUARTERS.

(In thousands, except per share data)

                                          Jan. 31, 1998     April 30, 1998     July 31, 1998    Oct. 31, 1998
Net sales                                  $    6,555        $    7,651       $    6,929        $     5,322
Gross margin                                    1,775             2,087            1,324                728
Loss from operations                           (1,117)             (727)          (1,626)            (2,960)
Net loss                                       (1,169)             (749)          (3,855)            (2,868)
Net loss per share:
   Basic and diluted                       $    (0.27)       $    (0.17)      $    (0.90)       $     (0.68)
------------------------------------------------------------------------------------------------------------------------------
Stock prices
      High                                 $    7.375        $    5.875       $    4.250        $     2.063
      Low                                  $    5.156        $    4.000       $    2.063        $     0.938
------------------------------------------------------------------------------------------------------------------------------

                                          Jan. 31, 1999    April 30, 1999    July 31, 1999      Oct. 31, 1999
Net sales                                  $    4,891        $    4,251       $    4,954        $       806
Loss from operations                           (1,266)           (2,218)            (211)            (1,059)
Net loss                                       (1,199)           (2,189)            (187)            (1,118)
Net loss per share:
   Basic and diluted                       $    (0.28)       $    (0.51)      $     (.04)       $     (0.20)
------------------------------------------------------------------------------------------------------------------------------
Stock prices
      High                                 $    2.000        $    2.938       $    2.313        $     2.000
      Low                                  $    0.813        $    0.750       $    1.438        $     1.438
------------------------------------------------------------------------------------------------------------------------------

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS



    BOARD OF DIRECTORS AND STOCKHOLDERS
    MICROLOG CORPORATION

    We have audited the accompanying consolidated balance sheet of Microlog Corporation and subsidiaries as of October 31, 1999, and the related statements of operations and stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

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



   PRICEWATERHOUSECOOPERS LLP


   McLean, Virginia
   March 17, 1999

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(UNLESS OTHERWISE INDICATED, ALL DOLLAR AMOUNTS HAVE BEEN ROUNDED TO THE NEAREST HUNDRED THOUSAND.)

                                                                                  Period-to-Period
                                                                                 Percentage Changes
                                           Percentage of Net Sales
                                            Year Ended October 31,               1997          1998
                                                                                  to            to
                                        1997         1998         1999           1998          1999
                                        ------------------------------           ------------------
Net sales:

  Voice processing                         60.7%        55.7%         43.8%         (23.5)%      (46.5)%
  Performance analysis                     39.3%        44.3%         56.2%          (6.2)%      (13.6)%
---------------------------------------------------------------------------

  Total net sales                         100.0%       100.0%        100.0%         (16.7)%      (31.9)%
---------------------------------------------------------------------------

Costs and expenses:
  Cost of sales                            61.2%        77.6%         74.6%           5.7%       (34.6)%
  Selling, general and administrative      20.1%        34.4%         32.0%          42.6%       (36.5)%
  Research and development                 11.3%        12.3%         15.9%          (9.0)%      (11.9)%
  Restructuring                             ---          ---          03.9%            --        100.0%
---------------------------------------------------------------------------

Total costs and expenses                   92.6%       124.3%        126.4%          11.9%       (30.7)%
---------------------------------------------------------------------------
Investment and other income
  (expense), net                           (0.4)%        0.3%          0.4%         161.5%       (30.7)%
---------------------------------------------------------------------------

(Loss) income before income taxes           7.0%       (24.0)%       (26.0)%       (384.3)%     (260.4)%
----------------------------------------------------------------------------

(Provision) benefit for income taxes        4.7%        (8.7)%         0.0%        (253.2)%     (100.0)%
----------------------------------------------------------------------------

Net (loss) income                          11.7%       (32.7)%       (26.0)%       (331.5)%      (45.7)%
----------------------------------------------------------------------------


RESULTS OF OPERATIONS

A SUMMARY OF INFORMATION ABOUT THE COMPANY'S OPERATIONS BY BUSINESS SEGMENT IS AS FOLLOWS (IN THOUSANDS):

                                                                              Year Ended October 31,
                                                                 1997             1998              1999
---------------------------------------------------------------------------------------------------------
         Voice processing systems and other
            communications products and services              $  19,277        $  14,743         $    7,896
         Performance analysis and
            support services                                     12,491           11,714             10,127
----------------------------------------------------------------------------------------------------------
         Net sales                                            $  31,768        $  26,457         $   18,023
-----------------------------------------------------------------------------------------------------------

(Loss) income from operations:
         Voice processing systems and other
            communications products and services              $     829        $  (7,515)        $   (5,245)
         Performance analysis and
            support services                                      1,545            1,085                491
----------------------------------------------------------------------------------------------------------
         (Loss) income from operations                        $   2,374        $  (6,430)        $   (4,754)
-----------------------------------------------------------------------------------------------------------

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

In July 1999, the Company finalized an Investment Agreement with TFX Equities, Inc., a wholly-owned subsidiary of Teleflex, Inc. TFX purchased 2.6 million shares of Microlog common stock for $4.0 million.

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

VOICE PROCESSING NET SALES

The Company's voice processing net sales decreased 47% in fiscal year 1999 to $7.9 million, compared to $14.7 million in fiscal year 1998. The decrease in voice processing net sales during fiscal year 1999 was due to a 61% decrease in voice processing product sales and a 21% decrease in voice processing services sales. The decrease in voice processing product sales was primarily attributable to a decrease of $0.7 million in sales of the Company's Automated Prescription Refill System (APRS) product to commercial customers, a decrease of $2.4 million in sales to government customers, and a decrease of $2.6 million in sales to international customers. The decrease in voice processing services sales was primarily due to a decrease of $0.4 million in maintenance services and a decrease of $0.6 million in application development services. The Company believes that the decrease in sales is largely attributable to the market trends discussed above.

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

Sales to commercial customers for fiscal year 1999 were $2.7 million, or 34% of voice processing net sales and 15% of consolidated net sales, which represented an 18% decrease from sales to commercial customers in fiscal year 1998. Sales to commercial customers for fiscal year 1998 were $3.3 million, or 23% of voice processing net sales and 12% of consolidated net sales, which represented a 48% decrease from sales to commercial customers in fiscal year 1997. Sales to commercial customers for fiscal year 1997 were $6.4 million, or 33% of voice processing net sales and 20% of consolidated net sales. The decreases in commercial sales in fiscal years 1999 and 1998, as well as the increase in commercial sales in fiscal year 1997, was attributable to sales of the APRS product over that three year period, primarily to the Company's principal customer in the retail pharmacy market. This customer has substantially completed its purchases of products from the Company and there remains no major customers for the APRS product who have not implemented technology similar to APRS.

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

VOICE PROCESSING COSTS AND EXPENSES

Cost of sales of products for voice processing were $3.1 million, or 84% of net sales of products, for fiscal year 1999; $8.7 million, or 93% of net sales of products, for fiscal year 1998; and $7.2 million, or 52% of net sales of products, for fiscal year 1997. The decrease in cost of sales, in dollar amount, for fiscal year 1999 was primarily attributable to reduced product sales. The decrease in cost of sales, as a percentage of sales, for fiscal year 1999 was primarily attributable to higher margins on sales to commercial customers. The Company's principal customer for its APRS product purchased additional software licenses, which have significantly lower costs of sales than product sales. The increase in cost of sales of products, both in dollar amount and as a percentage of sales, for fiscal year 1998 was primarily attributable to an increase of $1.3 million in the reserve for inventory obsolescence related to inventory for certain product lines for which there has been a significant decline in gross margins and demand, and therefore future sales are doubtful. The increase was also attributable to lower margins on products sales to commercial and government customers. The Company believes both of these factors are due to the market trends discussed above. The fiscal year 1998 lower margins were attributable to the lack of sales of software licenses in fiscal year 1998 compared to $3.1 million of sales of software licenses in fiscal year 1997. Sales of software licenses have significantly lower costs of sales than product sales. Additionally, the increase in cost of sales of products, as a percentage of sales, for fiscal year 1998 was attributable to certain fixed costs that do not vary directly with sales volume, therefore, the decline in net sales of products did not result in a similar decline in costs.

Cost of sales of services for voice processing were $1.7 million, or 39% of net sales of services, for fiscal year 1999; $2.2 million, or 40% of net sales of services, for fiscal year 1998; and $2.1 million, or 40% of net sales of services, for fiscal year 1997. The decrease in cost of sales of services, in dollar amount, for fiscal year 1999 was primarily attributable to the decrease in sales of services.

Selling, general and administrative costs for voice processing were $4.9 million, or 62% of net sales, for fiscal year 1999; $8.1 million or 55% of net sales, for fiscal year 1998; $5.6 million, or 29% of net sales, for fiscal year 1997. The decrease in fiscal year 1999 in dollar amount was primarily attributable to cost cutting measures taken by the Company, which are described in more detail under "Restructuring Costs." The increase in fiscal year 1998, both in dollar amount and as a percentage of sales, was primarily attributable to increased staffing in the sales and marketing departments, expanded marketing programs, the write-off of the remaining goodwill balance resulting from the determination that the goodwill balance was impaired, and the relocation of operations associated with the Company's voice processing operations in The Netherlands.

Research and development expenses for voice processing reflect costs associated with the development of applicable software and product enhancements for the Company's voice processing systems. The Company believes that the process of establishing technological feasibility with its new products is completed approximately upon release of the products to its customers. Accordingly, the Company does not anticipate capitalizing research and development costs. Research and development expenses were $2.9 million, or 16% of net sales, for fiscal year 1999; $3.3 million, or 12% of net sales, for fiscal year 1998; and $3.6 million, or 11% of net sales, for fiscal year 1997.

Research and development expenses for voice processing for 1999 were focused on the uniQue and TIVRA products. uniQue V 2.0 was announced and substantially completed as a product offering available for customer trial in the contact center market. uniQue V 2.0 is the second in a series of offerings the Company developed to provide a comprehensive range of solutions within the contact center market in fiscal year 1999. This open, standards-based product enables companies to route and prioritize phone calls, e-mails, Web contacts, faxes, and hardcopy mail and other contact types to the appropriate skilled agent for handling. The uniQue development activities will also be a major focus in fiscal Year 2000 for the Company's research and development efforts. TIVRA was enhanced for new features and Year 2000 compliance in the System Release 6 (SR6) version of the product. APRS was customized for a number of customer opportunities in fiscal year 1999. A significant amount of custom engineering is undertaken by the Company in providing special features, application development, and system integration services to our customers.

PERFORMANCE ANALYSIS AND SUPPORT SERVICES COSTS AND EXPENSES

Cost of sales of services for performance analysis were $8.7 million, or 86% of net sales of services, for fiscal year 1999; $9.7 million, or 83% of net sales of services, for fiscal year 1998; and $10.1 million, or 81% of net sales of services, for fiscal year 1997. The decrease in cost of sales, in dollar amount, for fiscal years 1999 and 1998 was primarily attributable to reduced services sales. The increase in cost of sales, as a percentage of sales, for fiscal years 1999 and 1998 was primarily attributable to certain fixed costs that do not vary directly with sales volume, therefore, the decline in net sales of services products did not result in a similar decline in costs.

Selling, general and administrative costs for performance analysis were $0.9 million, or 9% of net sales of services, for fiscal year 1999; $0.9 million or 8% of net sales of services, for fiscal year 1998; and $0.8 million, or 7% of net sales, for fiscal year 1997. The increase in selling, general, and administrative costs, as a percentage of sales, for fiscal years 1999 and 1998 was primarily attributable to certain fixed costs that do not vary directly with sales volume, therefore, the decline in net sales of services products did not result in a similar decline in costs.

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

Fixed assets as of October 31, 1999 were $0.9 million, compared to $1.4 million as of October 31, 1998. The net decrease in fixed assets resulted from depreciation expense of $0.6 million, the $0.1 million write-off of assets associated with restructuring costs, offset in part by $0.3 million in asset purchases. Major assets purchased were primarily hardware and software upgrades to the Company's internal computer network and workstations.

In fiscal year 1999, the Company closed and drew on a revolving line-of-credit facility which allows the Company to borrow up to 75% of its eligible receivables to a maximum of $2,000,000, subject to the right of the financial institution to make loans only in its discretion. The line-of-credit bears interest at the bank's prime rate plus 2.25% (10.75% at October 31, 1999), and contains a 0.025% fee on the average unused portion of the line as well as a monthly collateral fee and a 1% upfront commitment fee. The loan subjects the Company to a restrictive covenant of not exceeding 115% of its consolidated planned quarterly losses for its second and third quarters of fiscal year 1999, and a requirement for consolidated profitability beginning in the fourth quarter of fiscal year 1999. The line also subjects the Company to a number of restrictive covenants, including restrictions on mergers or acquisitions, payment of dividends, and certain restrictions on additional borrowings. The line is secured by all of the Company's assets. The Company was not in compliance with the restrictive covenant in the second quarter of fiscal year 1999, but obtained a waiver from the bank. The Company was not in compliance with the restrictive covenant in the fourth quarter of fiscal year 1999 for which a forbearance agreement has been obtained. The forebearance agreement waives the lenders right under an event of default to terminate the loan. This line-of-credit expires in March 2000 and the Company and the bank are in the process of renewal discussions. There was no outstanding debt against this line-of-credit at October 31, 1999.

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

Income Statement Data (in thousands, except per share data):

                                                            Year Ended October 31,
                                  1995         1996      1997          1998           1999
--------------------------------------------------------------------------------------------

Net sales                       $ 22,386   $ 25,707    $ 31,768     $ 26,457       $ 18,023
(Loss) income from
  operations                       1,500      2,111       2,374       (6,430)         (4,754)
Net (loss) income                  1,387      2,713(1)    3,732(1)    (8,641)(2)      (4,693)
Net (loss) income per share:
   Basic                        $    .36   $    .67    $    .89     $  (2.02)      $   (1.02)
   Diluted                      $    .34   $    .59    $    .82     $  (2.02)      $   (1.02)

Balance Sheet Data (in thousands):

                                                     October 31,
                                  1995         1996      1997          1998            1999
--------------------------------------------------------------------------------------------

Working capital                $   749      $ 3,144    $  6,671     $  1,953        $  1,818
Total assets                       9,426     13,713      17,055        8,560           6,426
Long-term debt, net
  of current maturities              --           203       142           74              --
Stockholders' equity               4,160         7,766   11,888        3,370           2,804
--------------------------------------------------------------------------------------------

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

MICROLOG CORPORATE INFORMATION

DIRECTORS

David M. Gische,
Chairman of the Board
Attorney, Ross, Dixon & Bell

Randall P. Gaboriault
Director of Information Technology
Teleflex Incorporated

Robert E. Gray, Jr.
Executive Vice President
Prosperity Bank and Trust

David B. Levi
Director

Joe J. Lynn
Director

John J. Sickler
President
TFX Equities Incorporated

Steven R. Delmar
Managing Director, Sales and Marketing

John C. Mears
Managing Director, Chief Operating Officer





TRANSFER AGENT

Continental Stock Transfer & Trust Company
2 Broadway
New York, NY  10004-2277
(212) 509-4000

ANNUAL MEETING

Thursday, March 30, 2000, 10 a.m.
Corporate Headquarters
20270 Goldenrod Lane
Germantown, MD 20876-4070


TICKER SYMBOL
NASDAQ Over-the-Counter - MLOG




OFFICERS

MICROLOG CORPORATION
PARENT COMPANY & SUBSIDIARY

Steven R. Delmar
Managing Director, Sales and Marketing

John C. Mears
Managing Director, Chief Operating Officer

Deborah M. Grove
Vice President, Professional Services
              Business Development

Kirk E. Isenbart
Treasurer and Controller

Arlene France
Corporate Secretary



CORPORATE OFFICES

20270 Goldenrod Lane
Germantown, MD 20876-4070
(301) 428-9100



INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Grant Thornton
2070 Chain Bridge Road, Suite 375
Vienna, Virginia  22182-2536

LEGAL COUNSEL

Hogan and Hartson LLP
555 13th Street, NW
Washington, DC  20004-1109