Form 10-K, Exhibit 13
period 2000-10-31
MICROLOG CORP
filed 2001-02-08
CIK 792094

EXHIBIT 13

LETTER TO SHAREHOLDERS

We are pleased to report that, although the Company incurred a loss in the past year, we have made important progress in transitioning the Company for future success. Our bottom-line improved from a $4.7M net loss in fiscal 1999 to a $475K loss in fiscal 2000. The Company benefited from the restructuring begun in 1999 to bring expenses in line with an achievable revenue stream. This benefit was evident in the first two quarters of fiscal 2000, when the Company reported modest profits. However, the Company was not able to offset the steep decline in Old Dominion Systems (ODS) revenue and profits during the second half, resulting in small quarterly losses in the last two quarters of fiscal 2000. The shift in our revenue mix from a majority of less profitable ODS revenue to a majority of more profitable Contact Center Solutions revenue was largely realized in the last two quarters of fiscal 2000. This shift, although significant when comparing fiscal 1999 to 2000, was less than what was necessary to overcome the decline in ODS profits during the second half of fiscal 2000, especially given the necessary increase in sales and marketing expenditures. Revenue from the interactive voice response (IVR) sector of our Contact Center Solutions business actually exceeded our plan for the fiscal year. In summary, fiscal 2000 was an encouraging transitional year at Microlog.

         CONTACT CENTER SOLUTIONS - AN EMERGING OPPORTUNITY

Exclusive of the businesses we divested or exited, year-on-year growth in revenue in the Contact Center Solutions division was actually 44% in fiscal 2000 compared to fiscal 1999! We attribute this to the division's increased focus on sales and marketing, and to favorable market trends, which we expect to continue. We believe our markets are increasingly seeking solutions to make the customer interaction experience more efficient and satisfying. Given the scarcity of available, skilled information technology professionals, many businesses are also seeking more comprehensive solutions that do not require wholesale demolition of existing expensive and hard-to-change infrastructure, databases and applications. We believe that these factors represent a significant market opportunity for Microlog.

In addition, many businesses are searching for solutions to address increased staffing, and expenses that generally result from increased customer contact. In response, the following two approaches have been developed, and we believe that separately and together, each presents multiple opportunities for Microlog:

>> As a means of buffering the expense and difficulty associated with incremental staffing of contact centers, many companies are focusing on augmenting their agents with customer self-service functions. Self-service is most familiar to people in the form of interactive voice response, but the category has adopted new technology to make interactions easier, and to extend them to alternate media types including interactive Web response and automated email response.

>> As a means of making the interaction between customers and company service agents more intelligent and efficient, companies are looking to skills-based routing, unified queuing, customer relationship management applications, and prioritization of customers to ensure the optimum treatment of customers. This requires a class of software capable of customer interaction management or "CIM." This is what Microlog's uniQue family of products provides, integrating with customer relationship management, or "CRM," applications to provide comprehensive customer relationship management.

With respect to market potential, we have seen annual growth estimates for this space from 25% to as high as 80% (from Gartner Group at the low end, to Frost and Sullivan, to Datamonitor at the high end). The growth estimates and the definitions of "the space" are as varied as the sources, but the analysts all agree that there are fundamental factors that will drive growth. It is Microlog's intention to grow with the market, and we have direct feedback from customers and prospects that makes us believe that growth opportunities are available to Microlog. One comment most businesses we have discussions with almost always make is that they will have to deal with alternate media in their customer contact centers within the next year or so.

         OLD DOMINION SYSTEMS (ODS) - PROFESSIONAL SERVICES BUSINESS

Our ODS professional services division remained profitable in 2000, but did experience a significant overall revenue reduction. We are profitable on every hour of professional services, so the division can remain profitable even with a significant decline in billable hours and associated headcount. The significant decline in headcount this year was due to our principal customer, the Johns Hopkins University Applied Physics Laboratory, choosing to take previously subcontracted work in-house. We have two remaining contracts with APL, but they are largely associated with spacecraft operations, and therefore of uncertain duration, closely gated by spacecraft longevity and mission funding. We do not believe that we will be able to offset the decline in revenue from APL with new ODS business. Instead we plan to continue our focus on replacing ODS revenue with more profitable business in the Contact Center Solutions division.

                  POSITIVE EVENTS IN FISCAL 2000

The year brought changes in the leadership structure within the Company. Steve Smith departed as CEO in February, and Steve Delmar and I stepped in to jointly drive the Company with the same vision for the remainder of the year. I was appointed to my current position in November, but our modest success this year is a tribute to the positioning we accomplished earlier, and to the support I received from our talented and tenacious team. Despite the apparent challenges, following are a number of positive developments of fiscal 2000 that we believe have positioned Microlog to capitalize on the future.

>> The first and most important development is the retention of valued existing customers, and continued acquisition of new customers. Our customers have helped us to refine and sharpen our market focus and our product plans so that we can better serve their needs.

>> Second, we significantly enhanced our sales and marketing staff, adding four sales persons, a Vice President of Sales and Marketing, and a new marketing manager.

>> We acquired our first significant OEM contract as part of our thrust to establish an indirect sales channel.

>> We began offering hosted services to augment our direct premise-based sales activity. We began with hosted IVR services, and added the capability to host uniQue customer interaction management services.

>> Underpinning the ability to make these offerings, the Company supported and produced three uniQue releases, and two IVR releases during the year.

>> Along the way, Microlog won four additional industry product awards. Technology Marketing Corporation awarded uniQue 2.0 a "CRM EXCELLENCE AWARD", and awarded uniQue 2.1 a "BEST OF SHOW" award. Communications Solutions Magazine awarded unique 2.1 their prestigious "PRODUCT OF THE YEAR" award. Finishing off the year, Microlog won a "BEST OF SHOW" in web-enabled contact center solutions from Customer Interface Magazine for uniQue 2.2 and uniQue IVR. Microlog was also named among the top 50 technology businesses in which to work in the Washington DC area by ITRecruiterMag.com.

         FISCAL 2001 OUTLOOK ... MEASURED INVESTMENT FOR THE FUTURE

Our progress leads management to embark upon a program of "measured investment" in fiscal 2001. This means the Company will undertake a carefully calibrated increase in sales and marketing efforts, product enhancements, and hosted services rollouts to help provide the foundations for future revenue growth. The Company expects to fund this effort from existing resources. If the Company is able to attract additional investment capital, the proceeds would be used to accelerate the planned investments and to position the Company to achieve the objective of revenue growth.

We remain passionate about our vision, including our potential for growth, and we look forward to being a part of your future.

John C. Mears
President and Chief Executive Officer

FROM IVR TO UNIQUE

Traditional methods of contacting businesses are being supplemented by, and in some cases, supplanted by email and other web-enabled technologies. These new and more convenient methods are widely accepted by today's technology-literate consumers. Given the inherent around-the-clock accessibility of these technologies, the potential of increased customer contact volume and frequency of customer interactions presents a real problem for some businesses--especially for organizations that have started or are planning enterprise-wide customer relationship management initiatives.

For businesses to meet the communication challenges presented by the pervasive use of technology, organizations can make one of two business decisions: increase the size of their staff or address the situation with technology specifically intended to manage multimedia interactions. Increasing the number of customer service representatives (CSRs) over time may adversely impact profitability, and it is often difficult, because the CSR profession sometimes experiences high turn-over rates.

From Microlog's perspective, organizations unable to efficiently manage the influx of multimedia customer contacts may risk compromising their credibility due to unreliable or prolonged interactions with valued and potential customers. To illustrate this perspective, summaries of two Microlog customers, TALK.COM and WALTER REED ARMY MEDICAL CENTER, demonstrate some of the benefits to organizations resulting from, and some real-world situations associated with, implementing the uniQue solution.

TALK.COM--INTELLIGENT BUSINESS

TALK.COM, A LEADING INTEGRATED COMMUNICATIONS SERVICE PROVIDER, IS A RAPIDLY GROWING PROVIDER OFFERING LOCAL AND LONG DISTANCE TELECOMMUNICATIONS SERVICES TO RESIDENTIAL AND SMALL BUSINESS CUSTOMERS ACROSS THE UNITED STATES. AS THE EXCLUSIVE PROVIDER OF AOL LONG DISTANCE AND LOCAL SERVICE, SUPPORTING RAPID GROWTH AND ENSURING CUSTOMER SATISFACTION WAS AN EXECUTIVE-LEVEL PARAMOUNT CONCERN. TO HELP QUELL THESE CONCERNS, TALK.COM TURNED TO MICROLOG UNIQUE TO MANAGE ITS 24X7-CALL CENTER.

Talk.com CSRs assist customers who want to purchase telephone services, answer customers' inquires, and reconcile overdue accounts. On any given day, the 440-seat call center manages over 30,000 customer calls with uniQue IVR, uniQue CTI, and skills-based routing capabilities. Given this situation, using a reliable solution for prioritizing customer calls for sales and collections was key, as was ease of use. Achieving the required level of reliability and ease of use meant integrating uniQue IVR with Talk.com's existing customer relationship management application. Using this model, customer account information is provided to the CSR for every call. Furthermore, optimization of revenue meant enabling customers with past-due amounts to be prioritized. By using uniQue RM, customers with overdue accounts are quickly routed to collections. The customer has the option of talking to a live CSR or paying the overdue bill without the interaction with a live CSR. According to Don Sewell, director of LAN/WAN operations, "Once uniQue was implemented, benefits were quickly recognized. We saw significant reductions in the abandon call rate and average talk time, as well as increases in self-service calls, all of which improved our customers' overall satisfaction with their Talk.com interaction."

WALTER REED ARMY MEDICAL CENTER--INTELLIGENT CONTACT

CONTACT CENTERS AS A CONCEPT ARE GAINING MOMENTUM. THE THRUST OF THIS MOMENTUM IS EVIDENT AT THE WALTER REED ARMY MEDICAL CENTER (WRAMC). A MICROLOG CUSTOMER SINCE 1989, WRAMC USED THE MICROLOG IVR PRODUCT TO ROUTE PATIENT APPOINTMENT CALLS TO VARIOUS MEDICAL CLINICS THROUGHOUT THE BASE. ONCE WRAMC ESTABLISHED A WEB PRESENCE, THE NEXT LOGICAL STEP FOR MANAGING CUSTOMER INTERACTIONS WAS TO TAKE WRAMC'S CALL CENTER TO THE NEXT LEVEL OF SERVICE FOR ITS PATIENTS WITH UNIQUE(Registered Trademark).

The implementation of uniQue Voice, uniQue CTI, and uniQue Web allows WRAMC patients to contact WRAMC agents using the method that best suits their needs. WRAMC agents monitor telephone calls and automatically update the status of the service queue, intercept Web-based appointments and type messages back and forth in a real-time environment to help patients schedule their appointments with the right clinic. In today's world, this model of customer interactions is quickly becoming the norm rather than the exception. This exemplary implementation of uniQue at WRAMC evidences Microlog's goal to make uniQue a preeminent next-generation customer interaction solution. Felicia Davis, supervisor of Central Appointment Services, anticipates that the patient will be the one to get the most benefit. "Bringing advanced technology here will have tremendous implications for improving the quality and delivery of healthcare," comments Davis.

Walter Reed Army Medical Center in Washington, D.C. is a world-renowned medical center with over fifty different specialty and subspecialty clinics, top-ranked academic professionals, cardiovascular care, neurosurgery, and organ transplantation capability. Walter Reed offers the expertise and technical support to provide even the most complex diagnosis and treatment to beneficiaries. As part of The Walter Reed Health Care System, the Walter Reed Army Medical Center is the Army's largest health care delivery system providing over 1,500,000 outpatient visits, over 15,000 ambulatory surgeries and almost 15,000 inpatient admissions to beneficiaries from the National Capital Area and from around the world.

MICROLOG CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

(IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                YEAR ENDED OCTOBER 31,
                                           2000         1999           1998
--------------------------------------------------------------------------------
Sales:
    Products                               $ 3,097      $ 3,646        $ 9,367
    Services                                11,430       14,377         17,090
--------------------------------------------------------------------------------

        Total sales                         14,527       18,023         26,457
--------------------------------------------------------------------------------

Costs and expenses:
    Cost of products                         2,623        3,064          8,688
    Cost of services                         7,413       10,382         11,855
    Selling, general and administrative      3,681        5,768          9,088
    Research and development                 1,350        2,870          3,256
    Restructuring                               --          693             --
--------------------------------------------------------------------------------

        Total costs and expenses            15,067       22,777         32,887
--------------------------------------------------------------------------------

Loss from operations                          (540)      (4,754)        (6,430)

Investment income                               93           35             58
Interest expense                               (26)         (71)           (56)
Other (expense) income, net                    (58)          97             86
--------------------------------------------------- ------------- -------------

Loss before income taxes                      (531)      (4,693)        (6,342)

Benefit (provision) for income taxes            56           --         (2,299)
--------------------------------------------------- ------------ --------------

Net loss                                   $  (475)    $ (4,693)      $ (8,641)
--------------------------------------------------- ------------ --------------

Net loss per share:
        Basic                               ($0.07)      $(1.02)        $(2.02)
        Diluted                             ($0.07)      $(1.02)        $(2.02)
--------------------------------------------------- ------------ --------------

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

MICROLOG CORPORATION

CONSOLIDATED BALANCE SHEETS

(IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                                                                OCTOBER 31,
                                                                                         2000                 1999
-----------------------------------------------------------------------------------------------------------------------
Assets
Current assets:
   Cash and cash equivalents                                                              $ 1,604             $ 3,425
   Receivables, net                                                                         1,628               1,155
   Inventories, net                                                                           278                 375
   Other current assets                                                                       232                 301
-----------------------------------------------------------------------------------------------------------------------

   Total current  assets                                                                    3,742               5,256

Fixed assets, net                                                                             780                 917
Other assets                                                                                  196                 253
-----------------------------------------------------------------------------------------------------------------------

   Total assets                                                                           $ 4,718             $ 6,426
-----------------------------------------------------------------------------------------------------------------------

Liabilities and Stockholders' Equity
Current liabilities:

   Current portion of long-term debt                                                      $    --             $    74
   Accounts payable                                                                           398                 388
   Accrued compensation and related expenses                                                1,054               1,965
   Deferred revenue and other credits                                                         436                 447
   Other accrued expenses                                                                     158                 564
-----------------------------------------------------------------------------------------------------------------------

   Total current liabilities                                                                2,046               3,438

Deferred officers' compensation                                                               132                 151
Other liabilities                                                                              97                  33
-----------------------------------------------------------------------------------------------------------------------

   Total liabilities                                                                        2,275               3,622
-----------------------------------------------------------------------------------------------------------------------

Commitments and contingencies                                                                  --                  --

Stockholders' equity:
   Preferred stock, $.01 par value,
      1,000,000 shares authorized, no shares issued and outstanding                            --                  --
   Common stock, $.01 par value, 10,000,000 shares authorized,
      7,668,808 and 7,575,597 shares issued and 7,066,938
      and 6,973,727 outstanding                                                                77                  76
   Capital in excess of par value                                                          20,630              20,517
   Treasury stock, at cost, 601,870 shares                                                 (1,177)             (1,177)
   Accumulated deficit                                                                    (17,087)            (16,612)
-----------------------------------------------------------------------------------------------------------------------

   Total stockholders' equity                                                               2,443               2,804
-----------------------------------------------------------------------------------------------------------------------

   Total liabilities and stockholders' equity                                             $ 4,718             $ 6,426
-----------------------------------------------------------------------------------------------------------------------

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

MICROLOG CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(IN THOUSANDS)

                                                                 CAPITAL IN
                                             COMMON STOCK         EXCESS OF     TREASURY STOCK               ACCUMULATED
                                          SHARES    PAR VALUE     PAR VALUE   SHARES        COST         DEFICIT         TOTAL
--------------------------------------------------------------------------------------------------------------------------------
Balance as of October 31, 1997               4,873      $ 49        $16,294     602       $(1,177)      $ (3,278)       $11,888

  Exercise of common stock options              16        --             23      --             --             --            23

  Consulting expense funded
    through stock options granted               --        --            100      --             --             --           100

  Net loss for the year ended
    October 31, 1998                            --        --             --      --             --        (8,641)        (8,641)
--------------------------------------------------------------------------------------------------------------------------------

Balance as of October 31, 1998               4,889        49         16,417     602        (1,177)       (11,919)         3,370

  Exercise of common stock options              20        --             20      --             --             --            20

  Consulting expense funded
    through stock options granted               --        --            155      --             --             --           155

  Issuance of common stock                   2,667        27          3,925      --             --             --         3,952

  Net loss for the year ended
    October 31, 1999                            --        --             --      --             --        (4,693)        (4,693)
--------------------------------------------------------------------------------------------------------------------------------

Balance as of October 31, 1999               7,576        76         20,517     602        (1,177)       (16,612)         2,804

  Exercise of common stock options              93         1            113      --             --             --           114

  Net loss for the year ended
    October 31, 2000                            --        --             --      --             --          (475)          (475)
--------------------------------------------------------------------------------------------------------------------------------

Balance as of October 31, 2000               7,669      $ 77        $20,630     602       $(1,177)      $(17,087)       $ 2,443
--------------------------------------------------------------------------------------------------------------------------------

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

MICROLOG CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(IN THOUSANDS)

                                                                          YEAR ENDED OCTOBER 31,
                                                                 2000             1999                1998
---------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
     Net loss                                                    $ (475)          $ (4,693)           $ (8,641)
     Adjustments to reconcile net loss to net
       cash used in operating activities:
         Depreciation                                               361                579                 847
         Amortization of goodwill and licensing agreement            89                125                 722
         Loss on disposition of fixed assets                         --                108                  65
         Gain on sale of building and land                           --                 --                (290)
         Provision for sales returns and doubtful accounts           10                 --                  29
         Provision for inventory reserves                           140                309               1,299
         Consulting expense funded through stock options
               granted                                               --                155                 100
         Changes in assets and liabilities:
             Receivables                                           (483)             1,902                 797
             Inventories                                            (43)               188                (250)
             Deferred tax asset                                      --                 --               2,150
             Other assets                                            37                259                (273)
             Accounts payable                                        10               (691)               (793)
             Accrued compensation and related expenses             (911)              (117)                274
             Deferred revenue and other credits                     (11)              (195)               (193)
             Deferred gain on sale of assets of Microlog Europe      --                140                  --
             Deferred gain on sale of building and land              --               (217)                217
             Other accrued expenses and accrued liabilities        (342)              (322)                586
             Deferred officers' compensation                        (19)               (98)                 (7)
---------------------------------------------------------------------------------------------------------------

     Net cash used in operating activities                       (1,637)            (2,568)             (3,361)
---------------------------------------------------------------------------------------------------------------

Cash flows from investing activities:

     Purchases of fixed assets                                     (224)              (283)               (517)
     Proceeds from sale of fixed assets                              --                 32                  --
     Proceeds from sale of building and land                         --                 --               2,276
--------------------------------------------------------------------------------------------------------------

     Net cash (used in) provided by investing activities           (224)              (251)              1,759
--------------------------------------------------------------------------------------------------------------

Cash flows from financing activities:

      Reduction in long-term debt                                   (74)               (68)                (61)
      Net proceeds from issuance of common stock                     --              3,952                  --
      Exercise of common stock options                              114                 20                  23
--------------------------------------------------------------------------------------------------------------

      Net cash provided by (used in) financing activities            40              3,904                 (38)
---------------------------------------------------------------------------------------------------------------

Net (decrease) increase in cash and cash equivalents             (1,821)             1,085              (1,640)
Cash and cash equivalents at beginning of year                    3,425              2,340               3,980
--------------------------------------------------------------------------------------------------------------

Cash and cash equivalents at end of year                        $ 1,604            $ 3,425             $ 2,340
---------------------------------------------------------------------------------------------------------------

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1: BASIS OF PRESENTATION AND MAJOR CUSTOMERS

The accompanying consolidated financial statements include the accounts of Microlog Corporation and its wholly-owned subsidiaries (collectively, the "Company"). All intercompany transactions have been eliminated.

Microlog Corporation of Maryland, Microlog's operating subsidiary, has two major subdivisions: the Contact Center Solutions division and the Old Dominion Systems division. The Contact Center Solutions division is a software development and systems integration services company. This division builds custom self-service and customer interaction solutions that manage telephony type contacts and Internet-based contacts, sometimes known in the industry as "channels," which allow the Company's customers to serve their customers better through the use of technology in formal and informal corporate contact centers. In providing these solutions, the Company uses its products, primarily core voice and data platforms and toolkits, combined with its professional services offerings. Microlog's products and solutions address interactive voice response (IVR), inbound and outbound phone calls, e-mail, fax, world-wide Web interactions, Web chat, Web bulletin board, and voice-over-IP types of contacts. Professional Services associated with this business include technology assessment, project management, application and software development, telephony integration, installation, system administration, quality assurance testing, and on-going maintenance and support.

The Old Dominion Systems division provides performance analysis and technical and administrative support services to the Applied Physics Laboratory (APL), a prime contractor to the U.S. Navy. Although this segment of the business has historically provided a source of sales and profits, the Company believes that its Old Dominion Systems division will not generate significant revenue beginning in the first quarter of fiscal 2001. Accordingly, the Company believes that its principal opportunities for growth are in the Contact Center Solutions division and is concentrating its investments and efforts in developing the Contact Center Solutions division.

The Company manages its business segments on the basis of the products and services offered. The Company's two reportable segments are the Contact Center Solutions division and the Old Dominion Systems division. The Company's management evaluates segment performance on the basis of segment earnings which includes an allocation of corporate general and administrative expenses.

A SUMMARY OF INFORMATION ABOUT THE COMPANY'S OPERATIONS BY BUSINESS SEGMENT IS AS FOLLOWS (IN THOUSANDS):

                                                                      YEAR ENDED OCTOBER 31,
                                                               2000             1999           1998
----------------------------------------------------------------------------------------------------------
Net sales:
         Contact Center Solutions                              $  7,383         $  7,896       $    14,743
         Old Dominion Systems                                     7,144           10,127            11,714
----------------------------------------------------------------------------------------------------------
         Net sales                                            $  14,527        $  18,023         $  26,457
----------------------------------------------------------------------------------------------------------

(Loss) income from operations:

         Contact Center Solutions                           $      (947)      $   (5,245)       $   (7,515)
         Old Dominion Systems                                       407              491             1,085
----------------------------------------------------------------------------------------------------------
         Loss from operations                                  $   (540)      $   (4,754)       $   (6,430)
----------------------------------------------------------------------------------------------------------

Identifiable assets:
         Contact Center Solutions                              $  4,611        $   6,174         $   8,163
         Old Dominion Systems                                       107              252               397
----------------------------------------------------------------------------------------------------------
         Identifiable assets                                   $  4,718        $   6,426         $   8,560
----------------------------------------------------------------------------------------------------------

Capital expenditures:
         Contact Center Solutions                           $       224        $     282         $     509
         Old Dominion Systems                                        --                1                 8
----------------------------------------------------------------------------------------------------------
         Capital expenditures                               $       224        $     283         $     517
----------------------------------------------------------------------------------------------------------

Depreciation expense:
         Contact Center Solutions                            $      358        $     572         $     734
         Old Dominion Systems                                         3                7                12
         Buildings for common use                                    --               --               101
----------------------------------------------------------------------------------------------------------
         Depreciation expense                                $      361        $     579         $     847
----------------------------------------------------------------------------------------------------------

Approximately 32%, 23%, and 30% of the Company's consolidated sales for fiscal years 2000, 1999, and 1998, respectively, involved the sale of Contact Center Solutions to agencies of the United States Government.

Approximately 3%, 11%, and 10% of the Company's consolidated sales for fiscal years 2000, 1999, and 1998 respectively, involved the sale of Contact Center Solutions to one customer in the pharmaceutical industry.

Approximately 0%, 6%, and 13% of the Company's consolidated sales for fiscal years 2000, 1999, and 1998, respectively, involved the sale of Contact Center Solutions to foreign countries.

Approximately 49%, 56%, and 44% of the Company's consolidated sales for fiscal years 2000, 1999, and 1998, respectively, involved Old Dominion Systems subcontracts with prime contractors to the U.S. Navy. There are two contracts remaining which have been extended to two different dates in fiscal year 2001.

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

REVENUE RECOGNITION

Sales of products are recognized at the time deliveries are made. The Company generates software revenues from licensing the right to use its software products and also generates service revenues from implementation and installation services, ongoing maintenance, training services, and other professional services performed.

Revenue from software license agreements is recognized upon delivery of the software if persuasive evidence of an arrangement exists, sufficient vendor specific objective evidence exists to support allocating the total fee to all elements of the arrangement, the fee is fixed or determinable, and collection is probable. In addition, revenue is recognized only when the software is considered functional to the user.

Ongoing maintenance contracts, which include software upgrades, are invoiced separately and revenue is earned ratably over the term of the contract. Revenue from implementation and installation services is recognized when the services are completed. Revenue from training services and professional services is also recognized when the services are completed.

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

INTANGIBLE ASSETS

Licenses are recorded at cost and amortized on a straight-line basis over two to seven years. Accumulated amortization at October 31, 2000 and 1999 was $833,000 and $744,000, respectively.

Goodwill was amortized on a straight-line basis over six to seven years through fiscal year 1998 when the goodwill balance was fully written off.

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

WARRANTY RESERVE

Normal product warranty for service and repairs is generally provided for 90 days to two years, subsequent to delivery. Expenses incurred for warranties over the past few fiscal years have been and are expected to be immaterial and therefore a liability for warranty obligations has not been provided for.

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

NET (LOSS) INCOME PER SHARE

The Company presents earnings per share information using SFAS No. 128, "Earnings per Share." This statement requires dual presentation of basic and diluted EPS on the face of the income statement for entities with a complex capital structure and requires a reconciliation of the numerator and denominator used for the basic and diluted EPS computations. The Company implemented SFAS No. 128 in fiscal year 1998, as required.

NOTE 3: OPERATIONS

The Company incurred a net loss of $475,000 for fiscal year 2000 and has an accumulated deficit of $17.1 million at October 31, 2000. Key to the Company's future liquidity position is its ability to generate sufficient cash flows from internal and external sources to meet its operating needs. In order to help with its liquidity requirements in the near future, management restructured operations in fiscal year 1999 to reduce operating expenses to levels commensurate with revenues. The Company anticipates that existing cash and cash equivalents generated from fiscal year 2001 operations will be sufficient to meet its working capital needs in fiscal year 2001. In January 2001, the Company renewed its revolving line-of-credit facility with its lender (Note 8).

NOTE 4: RECEIVABLES

RECEIVABLES CONSIST OF THE FOLLOWING (IN THOUSANDS):

                                                                        OCTOBER 31,
                                                                 2000                   1999
-------------------------------------------------------------------------------------------------
Billed accounts receivable                                    $   1,653                 $   1,071
Accumulated unbilled costs and fees                                 100                       234
-------------------------------------------------------------------------------------------------
                                                                  1,753                     1,305

Less: Allowance for doubtful accounts                              (125)                     (150)
--------------------------------------------------------------------------------------------------
                                                              $   1,628                 $   1,155
--------------------------------------------------------------------------------------------------

NOTE 5:  INVENTORIES

INVENTORIES CONSIST OF THE FOLLOWING (IN THOUSANDS):

                                                                          OCTOBER 31,
                                                                 2000                     1999
-------------------------------------------------------------------------------------------------
Components                                                        $ 494                   $   730
Work-in-process and finished goods                                  121                       133
-------------------------------------------------------------------------------------------------
                                                                    615                       863

Less: Reserve for obsolescence                                     (337)                     (488)
-------------------------------------------------------------------------------------------------
                                                                  $ 278                   $   375
-------------------------------------------------------------------------------------------------


NOTE 6: FIXED ASSETS

FIXED ASSETS CONSIST OF THE FOLLOWING (IN THOUSANDS):

                                                                          OCTOBER 31,
                                                                2000                      1999
-------------------------------------------------------------------------------------------------
Office furniture and equipment                                  $ 2,373                   $ 2,987
Leasehold improvements                                               58                        22
-------------------------------------------------------------------------------------------------
                                                                  2,431                     3,009

Less:  Accumulated depreciation                                  (1,651)                   (2,092)
-------------------------------------------------------------------------------------------------
                                                                $   780                   $   917
-------------------------------------------------------------------------------------------------

Estimated useful lives are as follows:

    Office furniture and equipment                                     3-7 years
    Leasehold improvements                                  Shorter of estimated
                                                       useful life or lease term

NOTE 7: ACCRUED EXPENSES

ACCRUED   COMPENSATION  AND  RELATED  EXPENSES  CONSIST  OF  THE  FOLLOWING  (IN
THOUSANDS):

                                                                         OCTOBER 31,
                                                                 2000                    1999
-------------------------------------------------------------------------------------------------
Accrued wages                                                  $    541                   $ 1,103
Accrued vacation and personal leave                                 232                       471
Other related expenses                                              281                       391
-------------------------------------------------------------------------------------------------
                                                               $  1,054                   $ 1,965
-------------------------------------------------------------------------------------------------

OTHER ACCRUED EXPENSES CONSIST OF THE FOLLOWING (IN THOUSANDS):

                                                                         OCTOBER 31,
                                                                 2000                    1999
-------------------------------------------------------------------------------------------------
Accrued maintenance, marketing, travel and other expenses      $    158                  $    448
Accrued legal and consulting expenses                                --                       116
-------------------------------------------------------------------------------------------------
                                                              $     158                  $    564
-------------------------------------------------------------------------------------------------

NOTE 8:  DEBT

In April 2000, the Company renewed its revolving line-of-credit facility with Silicon Valley Bank which allows the Company to borrow up to 75% of its eligible receivables to a maximum of $2,000,000, subject to the right of the bank to make loans only in its discretion. The line-of-credit bears interest at the bank's prime rate plus 2.0% (11.50% at October 31, 2000), and contains a minimum monthly interest charge as well as a monthly collateral fee and an up-front commitment fee of $10,000. If and when the Company borrows under the line-of-credit, it will be required to grant the lender warrants to purchase common stock equal to 2% of the commitment amount at an exercise price equal to the market value of the Company's common stock on the date of the initial borrowing.  The  line  subjects  the  Company  to a  financial  covenant  of not exceeding consolidated quarterly losses of ($70,000) and ($50,000), respectively, for the second and third quarters of fiscal year 2000, and a requirement for consolidated profitability beginning in the fourth quarter of fiscal year 2000. The line also subjects the Company to a number of restrictive covenants, including restrictions on mergers or acquisitions, payment of dividends, and certain restrictions on additional borrowings. The line is secured by all of the Company's assets. At July 31, 2000, Microlog was not in compliance with the financial covenant of not exceeding a consolidated quarterly loss of ($50,000) for the third quarter. The bank waived the covenant at July 31, 2000. At October 31, 2000, the Company was not in compliance with the financial covenant requiring consolidated profitability for the fourth quarter. A waiver was received from the bank for this covenant when the line was renegotiated in January 2001. There was no outstanding debt against this line of credit at October 31, 2000.

In January 2001, the Company renewed its revolving line-of-credit facility with the lender which allows the Company to borrow up to 75% of its eligible receivables to a maximum of $1,000,000, subject to the right of the bank to make loans only in its discretion. The line-of-credit bears interest at the bank's prime rate plus 2.0%, and contains a minimum monthly interest charge, a monthly collateral fee, and an up-front commitment fee of $35,000. The line subjects the Company to a financial covenant of maintaining a minimum tangible net worth tested on a monthly basis. The line also subjects the Company to a number of restrictive covenants, including restrictions on mergers or acquisitions, payment of dividends, and certain restrictions on additional borrowings. The line is secured by all of the Company's assets.

NOTE 9: COMMITMENTS AND CONTINGENCIES

COMPENSATION ARRANGEMENTS

In February 1988, the Company entered into non-contributory deferred compensation contracts (the "Contracts") with three officers. Under the terms of the Contracts, (i) the Company's total annual contributions for the three officers was limited to $72,000, (ii) contributions ceased at the earlier of January 31, 1993 or the officer's retirement and (iii) accumulated contributions accrue interest at the prime rate through the officer's retirement. Subsequent to retirement and at the officer's option, the officer is eligible to receive his or her deferred compensation balance in either monthly payments over a 10-year period or one lump-sum payment. Two of the officers retired in May 1991 and January 1998, respectively, and elected to receive their deferred compensation balances over a 10-year period. The third officer retired in August 1999 and elected to receive her deferred compensation balance in a lump-sum payment which was made in January 2000. In connection with the Contracts, the Company has incurred interest expense of $18,000, $23,000 and $27,000 in fiscal years 2000, 1999, and 1998, respectively.

The Company is a party to employment agreements with two of its executive officers. In the event that these individuals are terminated, they would be entitled to receive lump sum or monthly payments, which aggregate approximately $330,000. In January 2001, one of the executive officers left the Company. He will receive monthly payments aggregating approximately $130,000 through October 2001.

OPERATING LEASE OBLIGATIONS

In September 1999, the Company entered into a 10-year lease commitment on its headquarters facility which extends through 2009. Additionally, the Company leases other equipment through noncancellable operating leases, which expire in various years through 2004. Minimum future noncancellable operating lease payments as of October 31, 2000 are as follows (in thousands):

         YEAR ENDING OCTOBER 31,

              2001                          $     355
              2002                                366
              2003                                368
              2004                                367
              2005                                377
              Thereafter                        1,399
-----------------------------------------------------
              Total                           $ 3,232

In fiscal year 1999, the Company's operating lease obligation at its Rancho Cordova, California facility expired. Rent expense under noncancellable operating lease agreements in fiscal years 2000, 1999, and 1998 was approximately $393,000, $565,000, and $379,000 (net of sublease income of $0, $159,000, and $281,000), respectively.

LEGAL

The Company is subject to litigation from time to time arising from its operations and receives occasional letters alleging infringement of patents owned by third parties. Management believes that such litigation and claims are without merit and will not have a material adverse effect on the Company's financial position or results of operations.

ROYALTIES

The Company is committed to pay annual license maintenance fees of $120,000 to a licensor under certain call processing patents, expiring in 2007. The Company will receive a credit against future license maintenance fees equal to 12% of the purchase price paid for products purchased from the licensor.

NOTE 10: STOCK OPTION PLANS

The Company has two incentive stock option plans. Under the first plan, which has been frozen, the Company granted options to directors and employees to purchase up to 750,000 shares of common stock at not less than fair market value at the time of grant. Under the second plan, the Company may grant options to employees to purchase up to 1,600,000 shares of common stock at not less than fair market value at the time of grant. Additional information with respect to both of the incentive stock option plans is summarized in the following table:

                                           NUMBER                   WEIGHTED AVERAGE
                                           OF SHARES                EXERCISE PRICE
------------------------------------------------------------------------------------
Shares under option, October 31, 1997       1,008,921               $    4.39
Options granted                             1,122,400                    1.83
Options canceled                           (1,159,875)                   4.26
Options exercised                             (16,452)                   1.45
------------------------------------------------------------------------------------

Shares under option, October 31, 1998         954,994                    1.59
Options granted                               721,500                    1.34
Options canceled                             (406,248)                   1.49
Options exercised                             (19,725)                   1.12
------------------------------------------------------------------------------------

Shares under option, October 31, 1999       1,250,521                    1.49
Options granted                               727,000                    1.51
Options canceled                             (561,074)                   1.57
Options exercised                             (93,155)                   1.25
------------------------------------------------------------------------------------

Shares under option, October 31, 2000       1,323,292               $    1.49
------------------------------------------------------------------------------------

Options granted under the plans vest at various dates from immediately to ratably over five years and expire ten years from the date of grant. Certain options contain possible accelerated vesting clauses should specific financial measures be met. As of October 31, 2000, options to purchase 347,300 shares of common stock were available for granting. Subsequent to October 31, 2000, options to purchase 210,000 shares of common stock have been issued to employees.

Due to the decline in the market value of the Company's common stock, the Board of Directors authorized the Company to reprice stock options granted to employees and officers with exercise prices in excess of the fair market value on August 14, 1998. Stock options held by optionees other than directors and non-employees, which were granted under the incentive stock plans and which had an exercise price greater than $1.75 per share, were amended to reduce their exercise price to $1.63 per share, which was the closing price of the Company's common stock on August 14, 1998. The stock options that were repriced have the same terms as the original options to which they relate. Options to purchase a total of 907,150 shares of common stock with a weighted average exercise price of $5.01 were repriced and are included in options canceled and granted for fiscal year 1998.

Additionally, the Company maintains a non-employee Director stock option plan. Under this plan, the Company may grant up to 250,000 shares of common stock at not less than the fair market value at the time of grant. Additional information with respect to this plan is as follows:

                                              NUMBER                  WEIGHTED AVERAGE
                                              OF SHARES               EXERCISE PRICE
--------------------------------------------------------------------------------------
Shares under option, October 31, 1997          50,000                 $  3.85
Options granted                                22,000                    6.13
--------------------------------------------------------------------------------------

Shares under option, October 31, 1998          72,000                    4.55
Options canceled                              (15,000)                   4.75
Options granted                                24,000                    1.31
--------------------------------------------------------------------------------------

Shares under option, October 31, 1999          81,000                    3.55
Options granted                                58,000                    1.64
--------------------------------------------------------------------------------------

Shares under option, October 31, 2000         139,000                 $  2.56
--------------------------------------------------------------------------------------

Options granted under the plan vest immediately and expire ten years from the date of grant. As of October 31, 2000, options to purchase 88,000 shares of common stock were available for granting.

The Company also issued stock options to non-employee consultants outside of the above plans. These shares may be granted at such times and under such terms as determined by the Board of Directors. Additional information is as follows:

                                              NUMBER                 WEIGHTED AVERAGE
                                              OF SHARES              EXERCISE PRICE
-------------------------------------------------------------------------------------
Shares under option, October 31, 1997         240,000                $   4.40
Options granted                                21,000                    1.84
-------------------------------------------------------------------------------------

Shares under option, October 31, 1998         261,000                    4.20
Options canceled                              (62,000)                   0.96
Options granted                               137,000                    1.80
-------------------------------------------------------------------------------------

Shares under option, October 31, 1999         336,000                    1.46
Options canceled                              (11,000)                   2.53
-------------------------------------------------------------------------------------

Shares under option, October 31, 2000         325,000                $   1.46
-------------------------------------------------------------------------------------

Generally, options vest upon the achievement of certain events and expire from two to five years from the date of grant.

In fiscal year 1997, the Company entered into a consulting agreement with The Parthenon Group, Inc. ("Parthenon"), a strategic marketing and consulting organization. In exchange for providing consulting services for a period of approximately six months, the Company granted Parthenon non-statutory options to purchase up to 195,000 shares of the common stock at an exercise price of $5 per share. 40,000 shares would become exercisable upon commencement of the project, 40,000 shares would become exercisable upon the completion of a specified milestone, and the additional 115,000 shares would become exercisable upon the market price of the common stock attaining specified levels. The options have a term of five years and will expire in June 2002.

In fiscal year 1999, the Company issued options to non-employee consultants to purchase 47,000 shares of common stock at an exercise price of $0.94. In addition, the Company entered into a second consulting agreement with Parthenon. Under the terms of this second consulting agreement, Parthenon agreed to provide additional consulting services and the Company agreed to reprice options granted in fiscal year 1997 to purchase 195,000 shares of the common stock at an exercise price of $0.94 per share. Additionally, the vesting terms were revised and options to purchase 145,000 shares of the common stock of the Company became exercisable on the date they were repriced. The remaining options to purchase 50,000 shares of the common stock become exercisable in fiscal year 1999. The Company also issued Parthenon additional options to purchase 90,000 shares of common stock at an exercise price of $2.25 per share. These options became exercisable on the date of grant. The expense associated with all of the options of $450,000 was recorded over the term of the engagement, which included $75,000 related to the repricing of the options that occurred during fiscal year 1999, as a result of re-measuring the cost of the services at fair market value. The Company recorded $0, $150,000, and $100,000 as consulting expense in fiscal years 2000, 1999, 1998, respectively.

The Company also reserved 50,000 shares of common stock for issuance outside these plans as stock options or stock bonuses to key employees. These shares may be granted at such times and under such terms as determined by the Board of Directors. No such grants or issuances have been made as of October 31, 2000.

THE FOLLOWING TABLE SUMMARIZES INFORMATION ABOUT ALL STOCK OPTIONS OUTSTANDING AT OCTOBER 31, 2000:

                                                          OPTIONS OUTSTANDING         OPTIONS EXERCISABLE
                                                      ---------------------------- ------------------------
                                                        WEIGHTED
                                                        -AVERAGE
                          RANGE                         YEARS OF       WEIGHTED                   WEIGHTED
                            OF                          REMAINING      -AVERAGE                   -AVERAGE
                         EXERCISE         NUMBER       CONTRACTUAL     EXERCISE       NUMBER       EXERCISE
                          PRICES       OUTSTANDING         LIFE          PRICE      EXERCISABLE      PRICE
                      --------------- --------------- --------------- ------------ -------------- ---------
Incentive             $0.88-$1.25         334,267          8.6             $1.05        245,817     $1.04
Stock Option          $1.59-$2.39         981,525          7.1              1.63        707,650      1.64
Plans                 $2.57-$3.86           7,500          9.6              2.57          1,500      2.57
                      --------------- --------------- --------------- ------------ -------------- ---------
                      $0.88-$3.86       1,323,292          7.4             $1.47        954,967     $1.46
                      --------------- --------------- --------------- ------------ -------------- ---------

Non-Employee          $0.94-$1.41          26,000          5.2             $1.17         26,000     $1.17
Director              $1.42-$1.99          70,000          9.0              1.65         53,500      1.65
Plan                  $2.00-$2.75           6,000          1.4              2.50          6,000      2.50
                      $4.75-$6.75          37,000          6.1              6.00         37,000      6.00
                      --------------- --------------- --------------- ------------ -------------- -------
                      $0.94-$6.75         139,000          7.2             $2.76        122,500     $2.90
                      --------------- --------------- --------------- ------------ -------------- -------

Non-Employee          $0.94-$1.06         230,000          3.0             $0.94        230,000     $0.94
Plan                  $2.25                90,000          3.5              2.25         90,000      2.25
                      $8.38                 5,000          0.4              8.38          5,000      8.38
                      --------------- --------------- --------------- ------------ -------------- -------
                      $0.94-$8.38         325,000          3.1             $1.57        325,000     $1.57
                      --------------- --------------- --------------- ------------ -------------- -------

The weighted-average fair value of options granted during fiscal years 2000, 1999, and 1998 was $1.52, $1.21, and $0.97, respectively. The fair value of each significant option grant is estimated on the date of grant using the Black-Scholes model. The following weighted average assumptions are included in the Company's fair value calculations:

                                                          2000              1999             1998
                                                          ----              ----             ----
                  Expected life (years)                    5.0              5.0               2.5
                  Risk-free interest rate                  6.3%             5.2%              5.5%
                  Volatility                              85.9%           165.9%             62.5%
                  Dividend yield                           --               --                --

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

                                                                         YEAR ENDED OCTOBER 31,
                                                                 2000             1999             1998
-------------------------------------------------------------------------------------------------------------------------------
Pro forma net loss applicable to common
   stockholders                                                 $(1,788)         $(5,664)          $(8,699)

-------------------------------------------------------------------------------------------------------------------------------

Pro forma net loss per share:

   Basic                                                        $  (0.25)        $  (1.22)         $(2.03)
   Diluted                                                      $  (0.25)        $  (1.22)         $(2.03)
-------------------------------------------------------------------------------------------------------------------------------

The SFAS No. 123 method of accounting does not apply to options granted prior to November 1, 1995, and accordingly, the resulting pro forma compensation cost may not be representative of amounts expected in the future.

NOTE 11: INCOME TAXES

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

The (benefit) provision for income taxes in fiscal years 2000, 1999, and 1998 consists of (in thousands):

                                                                         YEAR ENDED OCTOBER 31,
                                                                  2000          1999               1998
                                                                 -------       -------            -----
Increase (decrease) in income taxes payable                 $    (28)          $  --            $      149
Refunds of state income taxes                                    (28)             --                    --
Decrease (increase) in deferred tax asset                         --              --                 2,150
----------------------------------------------------------------------------------------------------------

                                                            $    (56)          $  --             $   2,299
----------------------------------------------------------------------------------------------------------

Income taxes refundable in fiscal year 2000 relate to state income taxes. Income taxes in fiscal year 1998 relate to the alternative minimum tax for Federal income tax. Due to unprofitable operations in fiscal year 1998, the Company assessed the probability of realizing its net operating loss carryforwards and at that time determined that their expected future realization was not likely to be realized in the near future. Accordingly, the Company wrote-off its deferred tax asset of $2,150,000 in fiscal year 1998. The Company has provided a full valuation allowance for the Company's $18.7 million net operating losses as management determined it more likely than not that this amount will not be realized.

A reconciliation of the statutory Federal tax rate to the Company's effective tax rate is as follows:

                                                                               Year Ended October 31,
                                                                 2000            1999              1998
                                                                ------          ------            -----
Statutory Federal tax rate                                     (34.0)%           (34.0)%          (34.0)%
State income taxes, net of
  federal tax benefit                                          (15.5)             (5.0)            (5.0)
Benefit not recorded due to carryforward position                39.0              39.0            38.6
Goodwill amortization                                           --                --                3.3
Change in deferred tax asset                                    --                --               33.9
Other                                                           --                --               (0.5)
-------------------------------------------------------------------------------------------------------

                                                                10.5%             00.0%            36.3%
-------------------------------------------------------------------------------------------------------

Deferred tax assets are comprised of the following (in thousands):

                                                                 OCTOBER 31,
                                                       2000                      1999
                                                     --------                 -------
Accounts receivable reserve                        $      39                $       49
Inventory reserves                                       132                       190
Accrued vacation and benefits                             61                       135
Deferred compensation                                     59                       101
Deferred revenues                                        138                       126
Other                                                    429                       536
Research and development credits                         535                       414
Foreign net operating losses                              16                       162
Loss carryforwards                                     7,291                     6,602
--------------------------------------------------------------------------------------

Gross deferred tax assets                              8,700                     8,315
Valuation allowance                                   (8,700)                   (8,315)
---------------------------------------------------------------------------------------
Net deferred tax asset                             $      --                $       --
---------------------------------------------------------------------------------------

The net change in the valuation allowance for deferred tax assets was an increase of $400,000 during the year. The Company has provided a full valuation allowance against the Company's gross deferred tax assets since management believes that the realization of such deferred tax assets is not likely in the near future.

Approximately $18.7 million of tax loss carryforwards and $535,000 of research and development tax credits can be utilized by the Company through 2020. If certain substantial changes in the Company's ownership should occur, there would be an annual limitation on the amount of the carryforwards which can be utilized.

NOTE 12:  NET LOSS PER SHARE CALCULATION

The following is a reconciliation of the numerators and denominators of the basic net loss per common share ("basic EPS") and diluted net loss per common and dilutive potential common share ("diluted EPS"). Basic EPS is computed using the weighted average number of common shares outstanding and diluted EPS is computed using the weighted average number of common and common stock equivalent shares outstanding.

                                                                                           OCTOBER 31,
(IN THOUSANDS)                                                              2000             1999           1998
---------------------------------------------------------------------------------------------------------------------
Net loss                                                                   $ (475)          $ (4,693)      $ (8,641)
---------------------------------------------------------------------------------------------------------------------

Weighted average common stock outstanding                                    7,024             4,619          4,282
Stock options, if converted                                                     --                --             --
---------------------------------------------------------------------------------------------------------------------
Weighted average common
  and common stock equivalent shares outstanding                             7,024             4,619          4,282
---------------------------------------------------------------------------------------------------------------------

Options outstanding in fiscal years 2000, 1999, and 1998 are not reflected in the computation of diluted EPS because the effect is anti-dilutive and would increase diluted EPS.

NOTE 13: PENSION AND PROFIT SHARING PLANS

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

In accordance with the Plan, unvested amounts relating to terminated employees are credited against pension contributions by the Company. Such forfeitures amounted to $118,000, $239,000, and $128,000 in fiscal years 2000, 1999, and
1998, respectively. It is the Company's policy to fund pension costs accrued. Net expense of the Plan was approximately $120,000, $282,000, and $518,000 in fiscal years 2000, 1999, and 1998, respectively.

The Company also maintains a 401(k) profit sharing plan and trust. The plan allows for employees to contribute up to 10% of gross salary on a pre-tax basis and 5% of gross salary on an after-tax basis. The Company matches 50% of employee contributions up to 4% of eligible salary. Total expense of the plan was approximately $112,000, $186,000, and $196,000 in fiscal years 2000, 1999, and 1998, respectively.

NOTE 14: RESTRUCTURING EXPENSES

In fiscal year 1999, the Company recorded $693,000 in costs related to a comprehensive restructuring program that was implemented during the last three-quarters of 1999. These restructuring charges include costs of $381,000 for severance and benefits, the write-off of assets of $49,000 for the equipment associated with headcount reductions, costs of $103,000 associated with the closing of the Company's manufacturing facility, and costs of $160,000 to terminate the 15-year lease commitment for new office space which the Company had entered into in May 1998. The Company's workforce was reduced by approximately 35% as a result. The foundation of the restructuring effort focused on bringing expenses in-line with forecasted revenue for the voice processing operations. There were accrued restructuring costs of $123,000 included in accrued expenses at October 31, 1999, all of which were paid in fiscal year 2000.

NOTE 15: SUPPLEMENTAL CASH FLOW INFORMATION

The Company paid (received) cash for interest expense and income taxes as follows (in thousands):

                                                                           YEAR ENDED OCTOBER 31,
                                                                  2000             1999             1998
                                                                  ----             ----             ----
Interest                                                       $      9         $     48        $     29
Income taxes paid (received)                                   $    (28)        $     --        $    125

NOTE 16: SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

The following table presents unaudited quarterly operating results for the Company's last eight fiscal quarters.

(In thousands, except per share data)

                                          Jan. 31, 1999    April 30, 1999    July 31, 1999     Oct. 31, 1999
                                          -------------    --------------    -------------     -------------
Sales                                      $    4,891        $    4,251       $    4,954        $    3,927
Gross margin                                    1,373               844            1,554               806
Loss from operations                          (1,266)           (2,218)            (211)            (1,059)
Net loss                                      (1,199)           (2,189)            (187)            (1,118)
Net loss per share:
   Basic and diluted                       $   (0.28)        $   (0.51)      $    (0.04)        $    (0.20)
------------------------------------------------------------------------------------------------------------------------------

                                          Jan. 31, 2000    April 30, 2000    July 31, 2000     Oct. 31, 2000
                                          -------------    --------------    -------------     -------------
Sales                                      $    4,167        $    4,387       $    3,071        $    2,902
Gross margin                                    1,181             1,516              750             1,044
Income (loss) from operations                      27               108            (515)              (160)
Net income (loss)                                  73               110            (504)              (154)
Net income (loss) per share:
   Basic and diluted                         $   0.01          $   0.02      $    (0.07)        $    (0.02)
------------------------------------------------------------------------------------------------------------------------------

           REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

           Board of Directors and Stockholders
           Microlog Corporation

           We have audited the accompanying consolidated balance sheet of Microlog Corporation and subsidiaries as of October 31, 2000 and 1999, and the related statements of operations and stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

           We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

           In our opinion, the October 31, 2000 and 1999 consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Microlog Corporation and subsidiaries as of October 31, 2000 and 1999, and the consolidated results of operations and cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

           GRANT THORNTON LLP

           Vienna, Virginia
           December 8, 2000

           REPORT OF INDEPENDENT ACCOUNTANTS

           To the Board of Directors and Stockholders
           Microlog Corporation

           In our opinion, the accompanying consolidated statement of operations, of changes in stockholders' equity and of cash flows present fairly, in all material respects, the results of operations and cash flows of Microlog Corporation and its subsidiaries for the year ended October 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above. We have not audited the consolidated statements of Microlog Corporation for any period subsequent to October 31, 1998.

           The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company has suffered recurring losses from operations. This condition raises substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

           PRICEWATERHOUSECOOPERS LLP


           McLean, Virginia
           March 17, 1999

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(Unless otherwise indicated, all dollar amounts have been rounded to the nearest hundred thousand.)

                                                                                             PERIOD-TO-PERIOD
                                                                                            PERCENTAGE CHANGES
                                                     PERCENTAGE OF SALES
                                                     YEAR ENDED OCTOBER 31,                  1999          1998
                                                                                              to            to
                                                    2000         1999         1998           2000          1999
                                                    ------------------------------           ------------------
Sales:

  Contact Center Solutions                         50.8%        43.8%         55.7%          (6.5)%      (46.5)%
  Old Dominion Systems                             49.2%        56.2%         44.3%         (29.5)%      (13.6)%
-----------------------------------------------------------------------------------

  Total sales                                     100.0%       100.0%        100.0%         (19.4)%      (31.9)%
-----------------------------------------------------------------------------------

Costs and expenses:
  Cost of sales                                    69.1%        74.6%         77.6%         (25.4)%      (34.6)%
  Selling, general and administrative              25.3%        32.0%         34.4%         (36.2)%      (36.5)%
  Research and development                          9.3%        15.9%         12.3%         (53.0)%      (11.9)%
  Restructuring                                      --          3.9%           --         (100.0)%        --
-----------------------------------------------------------------------------------

Total costs and expenses                          103.7%       126.4%        124.3%         (33.9)%      (30.7)%
-----------------------------------------------------------------------------------
Investment and other income
  (expense), net                                    0.0%         0.4%          0.3%         (85.5)%      (30.7)%
-----------------------------------------------------------------------------------

Loss before income taxes                           (3.7)%      (26.0)%       (24.0)%        (88.7)%      (26.0)%
-----------------------------------------------------------------------------------

Benefit (provision) for income taxes                0.4%        --            (8.7)%         --         (100.0)%
-----------------------------------------------------------------------------------

Net loss                                           (3.3)%      (26.0)%       (32.7)%        (89.9)%      (45.7)%
-----------------------------------------------------------------------------------

RESULTS OF OPERATIONS

A SUMMARY OF INFORMATION ABOUT THE COMPANY'S OPERATIONS BY BUSINESS SEGMENT IS AS FOLLOWS (IN THOUSANDS):

                                                                         YEAR ENDED OCTOBER 31,
                                                               2000               1999            1998
---------------------------------------------------------------------------------------------------------
Sales:
         Contact Center Solutions                              $  7,383         $  7,896       $    14,743
         Old Dominion Systems                                     7,144           10,127            11,714
----------------------------------------------------------------------------------------------------------
         Total sales                                           $ 14,527         $ 18,023       $    26,457
----------------------------------------------------------------------------------------------------------

(Loss) income from operations:

         Contact Center Solutions                              $   (947)        $ (5,245)       $   (7,515)
         Old Dominion Systems                                       407              491             1,085
----------------------------------------------------------------------------------------------------------
         (Loss) income from operations                         $   (540)        $ (4,754)       $   (6,430)
----------------------------------------------------------------------------------------------------------

The Company had a net loss of $475,000 (($0.07) per basic and diluted share) for the fiscal year ended October 31, 2000 compared to a net loss of $4.7 million (($1.02) per basic and diluted share) for the fiscal year ended October 31, 1999 and a net loss of $8.6 million (($2.02) per basic and diluted share) for the fiscal year ended October 31, 1998. The net loss in fiscal year 1998 included a $2.15 million (($.50) per basic and diluted share) reversal of an income tax benefit associated with the expected future realization of the Company's net operating loss carryforwards.

The net loss of $475,000 for fiscal 2000 was attributable to insufficient sales of approximately $1.0 million in the Contact Center Solutions division, of which $400,000 was offset by net income generated from the Old Dominion

Systems division. In fiscal 2000, as a result of the restructuring activities and other cost reduction actions taken in fiscal year 1999, operating expenses of the Contact Center Solutions division were reduced by approximately $3.6 million.

SALES

Sales for fiscal 2000 decreased $3.5 million (19%), from $18 million in fiscal 1999 to $14.5 million in fiscal 2000. The decrease in fiscal 2000 was due to a decrease in Contact Center Solutions sales of $0.5 million and a decrease in Old Dominion Systems sales of $3.0 million. Sales of $18 million for fiscal 1999 decreased $8.5 million (32%) from sales of $26.5 million in fiscal 1998. The decrease in fiscal 1999 was due to a decrease in Contact Center Solutions sales of $6.9 million and a decrease in Old Dominion Systems sales of $1.6 million.

CONTACT CENTER SOLUTIONS SALES

Contact Center Solutions sales decreased $0.5 million (6%) in fiscal 2000, from $7.9 million in fiscal 1999 to $7.4 million in fiscal 2000. The decrease in sales in fiscal 2000 was primarily due to a 14% decrease in products sales within the division, represented by a decrease of $1.5 million in sales of the Automated Prescription Refill System (APRS) product to commercial customers which was offset in part by $1.0 million in sales of the TIVRA and uniQue products to four new commercial customers and one new government customer. Services sales in fiscal 2000 remained relatively unchanged from fiscal 1999 levels.

In fiscal 2000, sales to the Company's ten largest customers accounted for 66% of Contact Center Solutions sales. Of the Company's three largest customers in fiscal 2000, two were in the government sector and one was in the commercial sector. In fiscal 1999, sales to the Company's 10 largest customers accounted for 75% of Contact Center Solutions sales. Of the Company's three largest customers in fiscal 1999, one was in each of the following three sectors served by the Company: government, commercial, and international. In fiscal 1998, sales to the Company's 10 largest customers accounted for 85% of Contact Center Solutions sales and one of the three largest customers was in each of the three sectors served by the Company.

Sales to government customers in fiscal 2000 increased $0.6 million (15%), from $4.1 million, or 52% of Contact Center Solutions sales and 23% of consolidated sales, in fiscal 1999 to $4.7 million, or 64% of Contact Center Solutions sales and 32% of consolidated sales, in fiscal 2000. The increase was primarily due to increased sales and upgrades of $0.4 million of the Company's TIVRA products to existing customers and to one new customer, and also to increased sales of $0.2 million of professional services to existing customers. Sales to government customers in fiscal 1999 decreased $3.9 million (49%), from sales to government customers in fiscal 1998 of $8.0 million, or 54% of Contact Center Solutions sales and 30% of consolidated sales. In fiscal 1999, the Company was unable to replace sales and upgrades of $4.1 million to a large customer that occurred in fiscal 1998.

Sales to commercial customers in fiscal 2000 decreased $0.3 million (11%), from $2.7 million, or 34% of Contact Center Solutions sales and 15% of consolidated sales, in fiscal 1999 to $2.4 million, or 33% of Contact Center Solutions sales and 17% of consolidated sales, in fiscal 2000. The decrease was primarily due to decreased sales of $1.7 million of the Automated Prescription Refill System
(APRS) product, offset in part by increased sales of $1.4 million of the uniQue and TIVRA products to existing customers as well as to four new customers. Sales to commercial customers for fiscal 1999 decreased $0.6 million (18%), from $3.3 million, or 23% of Contact Center Solutions sales and 12% of consolidated sales, in fiscal 1998. The decrease was attributable to decreased sales of the APRS product. The Company's principal customer of the APRS product has substantially completed its purchases of products from the Company and there remains no major customers for the APRS product who have not implemented technology similar to APRS. The Company anticipates only minor sales of the APRS product in fiscal 2001.

Sales to international customers in fiscal 2000 decreased $0.8 million (73%), from $1.1 million, or 14% of Contact Center Solutions sales and 6% of consolidated sales, to $0.3 million, or 4% of Contact Center Solutions sales and 2% of consolidated sales, in fiscal 2000. Sales to international customers for fiscal 1999 decreased $2.3 million (68%), from sales to international customers in fiscal 1998 of $3.4 million, or 23% of Contact Center Solutions sales and 13% of consolidated sales. These decreases are attributable to the Company's sale in fiscal 1999 of the Contact Center Solutions operations of Microlog Europe to Comsys International, B.V. of The Netherlands.

As of October 31, 2000, the Company had a backlog of existing orders for the Contact Center Solutions division totaling $1.7 million. By comparison, the backlog, as of October 31, 1999, was $2.8 million. The Company has experienced fluctuations in its backlog at various times in the past attributable primarily to the seasonality of governmental purchases. The Company anticipates that all of the outstanding orders at October 31, 2000 will be shipped and the sales recognized during fiscal 2001. Although the Company believes that its entire backlog of orders consists of firm orders, because of the possibility of customer changes in delivery schedules and delays inherent in the government contracting process, the Company's backlog as of any particular date may not be indicative of actual sales for any future period.

OLD DOMINION SYSTEMS SALES

Sales from the Old Dominion Systems division in fiscal 2000 decreased $3.0 million (30%), from $10.1 million in fiscal 1999 to $7.1 million in fiscal 2000. Sales from the Old Dominion Systems division in fiscal 1999 decreased $1.6 million (14%), from $11.7 million in fiscal 1998.

The Old Dominion Systems division provides performance analysis and technical and administrative support services to the Applied Physics Laboratory (APL), a prime contractor to the U.S. Navy. Although this segment of the business has historically provided a source of sales and profits, the Company believes that its Old Dominion Systems division will not generate significant revenue beginning in the first quarter of fiscal 2001.

As of October 31, 2000, the Company had no backlog of funding on existing contracts for Old Dominion Systems. By comparison, the backlog as of October 31, 1999 was $0.4 million. The Company's existing Old Dominion Systems contracts are indefinite delivery, indefinite quantity (IDIQ) contracts which generally do not have a funding amount, and therefore are not included in backlog. The Company has two Old Dominion Systems contracts, each of which is with APL. These agreements, which expire in fiscal 2001, are not expected to generate significant revenue.

CONTACT CENTER SOLUTIONS COSTS AND EXPENSES

Cost of sales of products for Contact Center Solutions were $2.6 million, or 85% of sales of products, for fiscal 2000; $3.1 million, or 84% of sales of products, for fiscal 1999; and $8.7 million, or 93% of sales of products, for fiscal 1998. The decreases in cost of sales, in dollar amount, for fiscal years 2000 and 1999 were primarily attributable to reduced product sales. The decrease in cost of sales, as a percentage of sales, for fiscal 1999 was primarily attributable to higher margins on sales to commercial customers. The Company's principal customer for its APRS product purchased additional software licenses in fiscal 1999, which have significantly lower costs of sales than product sales.

Cost of sales of services for Contact Center Solutions were $1.4 million, or 33% of sales of services, for fiscal 2000; $1.7 million, or 40% of sales of services, for fiscal 1999; and $2.2 million, or 40% of sales of services, for fiscal 1998. The decrease in cost of sales in fiscal 2000 was primarily attributable to cost cutting measures taken by the Company in fiscal 1999, which are described in more detail under "Restructuring Costs." The decrease in cost of sales, in dollar amount, for fiscal 1999 was primarily attributable to the decrease in sales of services.

Selling, general and administrative costs for Contact Center Solutions were $2.9 million, or 39% of Contact Solutions sales, for fiscal 2000; $4.9 million, or 62% of sales, for fiscal 1999; and $8.1 million or 55% of sales, for fiscal 1998. The decreases in fiscal 2000 and 1999 in dollar amount were primarily attributable to cost cutting measures taken by the Company, which are described in more detail under "Restructuring Costs."

Research and development expenses for Contact Center Solutions reflect costs associated with the development of applicable software and product enhancements for the Company's Contact Center systems. The Company believes that the process of establishing technological feasibility with its new products is completed approximately upon release of the products to its customers. Accordingly, the Company does not anticipate capitalizing research and development costs. Research and development expenses were $1.4 million, or 18% of Contact Solutions sales, for fiscal 2000; $2.9 million, or 36% of Contact Center Solutions sales, for fiscal 1999; and $3.3 million, or 22% of Contact Center Solutions sales, for fiscal 1998.

Research and development expenses for fiscal 2000 were focused on the broader uniQue family, with incremental investments in the uniQue-IVR product. uniQue 2.0, 2.1.0 & 2.1.1 were released in fiscal 2000, with additional capabilities in e-mail handling, Web call-back, Web chat, Web bulletin board, collaboration, security enhancements, statistics collection, management, and reporting. uniQue-IVR enhancements were in the areas of specific custom and re-usable application extensions for individual customers. The Company, in providing special features, application development, and system integration services to customers, undertakes a significant amount of custom engineering. The Company is subject to the risk that it may not have the financial resources to maintain a competitive research and development strategy.

OLD DOMINION SYSTEMS COSTS AND EXPENSES

Cost of sales of services for Old Dominion Systems was $6.0 million, or 84% of sales of services, for fiscal 2000; $8.7 million, or 86% of sales of services, for fiscal 1999; and $9.7 million, or 83% of sales of services, for fiscal 1998. These decreases, in dollar amount, were primarily attributable to reduced services sales.

Selling, general and administrative costs for Old Dominion Systems were $0.8 million, or 11% of sales of services, for fiscal 2000; $0.9 million, or 9% of sales of services, for fiscal 1999; and $0.9 million or 8% of sales of services, for fiscal 1998. These increases, as a percentage of sales, were primarily due to fixed costs that do not vary directly with sales volume. As a result, declines in sales of services did not result in similar declines in costs.

RESTRUCTURING COSTS

In fiscal 1999, the Company restructured its Contact Center Solutions operations in order to bring expenses more in line with anticipated revenues. The Company incurred restructuring charges of $693,000 for severance and benefits and other costs associated with the reduction of employees, including temporary employees and contractors. The restructuring charges include costs of $381,000 for severance and benefits, the write-off of assets of $49,000 for the equipment associated with headcount reductions, costs of $103,000 associated with the closing of the Company's manufacturing facility, and costs of $160,000 to terminate the 15-year lease commitment for new office space which the Company had entered into in May 1998. As a result of these restructuring and other cost reduction activities, the Company reduced its operating expenses in fiscal 2000 by approximately $3.6 million (42%), from $8.6 million in fiscal 1999 to $5.0 million in fiscal 2000.

INVESTMENT AND OTHER INCOME, NET

The Company had net investment and other income of $9,000 for fiscal 2000, compared to net investment and other income of $61,000 for fiscal 1999 and net investment and other income of $88,000 for fiscal 1998. The decrease in fiscal 2000 was primarily attributable to the gain on the sale of the Company's office building in fiscal 1998 which was amortized in part in fiscal 1999. The decrease in fiscal 1999 was primarily attributable to lower interest income on short-term investments and higher interest expense on short-term borrowings.

PROVISION FOR INCOME TAXES

There was no provision for income taxes recorded in fiscal 2000 or in fiscal 1999. Income taxes (refundable) payable of $(56,000) in fiscal 2000 and $149,000 in fiscal 1998 relate to state income taxes, and the alternative minimum tax for Federal income tax. Based on the Company's profitability in fiscal 1995 through fiscal 1997, the Company recorded a deferred tax asset of $650,000 and $1,500,000 in fiscal years 1996 and 1997, respectively, reflecting the benefit of approximately $5.5 million in loss carryforwards. Due to the unprofitable operations in fiscal 1998 and uncertain future profitability, the Company reassessed the probability of realizing these net operating loss carryforwards and determined that their expected future realization was not likely to be realized in the near future. The Company wrote-off the deferred tax asset of $2.15 million in fiscal 1998. The Company has provided a valuation allowance for $18.7 million of net operating losses as management has determined it was not likely that this amount will be realized.

The Company has exhausted its ability to carry losses back for income tax refunds. Net operating loss and tax credit carryforwards for income tax reporting purposes of approximately $18.7 million and $0.5 million, respectively, will be available to offset taxes generated from future taxable income through 2020. If certain substantial changes in the Company's ownership should occur, there would be an annual limitation on the amount of the carryforwards that can be utilized.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This section (Management's Discussion and Analysis of Financial Condition and Results of Operations) contains forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The Company intends the forward-looking statements to be covered by the safe harbor provisions for forward-looking statements in these sections. All statements regarding the Company's expected financial position and operating results, business strategy, financing plans, forecasted trends relating to our industry, its ability to realize anticipated cost savings and similar matters are forward-looking statements. These statements can sometimes be identified by the use of forward-looking words such as "may," "will," "anticipate," "estimate," "expect," "believe" or "intend." The Company cannot promise you that its expectations in such forward-looking statements will turn out to be correct. Some important factors that could cause its actual results to be materially different from our expectations include those discussed under the caption "Factors That May Affect Future Results of Operations."

FACTORS THAT MAY AFFECT FUTURE RESULTS OF OPERATIONS

The Company has been experiencing reduced demand, increased competition, and reduced margins in the interactive voice response area, which was a major thrust of the Company prior to the development of the uniQue product family. The
Company  attributes  the  decline  in IVR sales to market  forces.  The  Company believes that interactive voice response systems in general, and certain vertical sub-segments of this market in particular, are in the maturing phase of market evolution for stand-alone systems. Accordingly, competition has increased, industry consolidation is on-going, margins have been reduced, and it has become more difficult to sell these products. In addition, governmental customers have been procuring large IVR systems as part of major procurements from larger vendors, which has required the Company to work through prime contractors, also resulting in increased margin pressure and greater difficulty in making sales directly. The Company's response to this has been to increase its R&D in the uniQue(R) product family to address the larger opportunity in customer relationship management associated with corporate contact centers, and to offer professional turnkey services associated with the integration of those modern customer contact centers. This addresses not only traditional voice types of contacts, but also e-mail, fax, Web callback, IP telephony, chat, Web bulletin board, and hardcopy mail, thereby expanding the Company's addressable market. The Company believes that this approach yields sales potential due to the trend in corporate process re-engineering in customer relationship management, and in outsourcing of related transactions and application development.

In fiscal 2001, the Company's Contact Center Solutions strategy for addressing the market trends will be to expand its sales and marketing efforts, uniQue product offerings, and its professional services offerings to provide more comprehensive solutions to its customers and in different ways. Microlog will offer its products directly through regional sales representatives, indirectly through OEM and reseller partners, and through hosted or network-based services. Both product features and services offerings will be augmented as appropriate to facilitate marketing and sales through the various means.

The Company is subject to the risk that its new strategy will not be successful. The new strategy is dependent on market acceptance of the Company's new focus and new products, ongoing research and development efforts and sales and marketing activities over the near term. In addition, the new strategy is also dependent on the Company's ability to successfully retain and recruit skilled personnel.

LIQUIDITY AND CAPITAL RESOURCES

The Company incurred a net loss of $475,000 for fiscal 2000 and has an accumulated deficit of $17.1 million at October 31, 2000. Key to the Company's future liquidity position is its ability to generate sufficient cash flows from internal and external sources to meet its operating needs. In order to help with its liquidity requirements, management restructured operations in fiscal 1999 to reduce operating expenses to levels commensurate with revenues. Although the Old Dominion Systems division has historically provided a stable source of sales, profits, and cash flows, the Company believes that this division will not generate significant sales beginning in the first quarter of fiscal 2001. Accordingly, in fiscal 2001, the Company must replace the lost profits, but not necessarily the sales, of the Old Dominion Systems division with additional Contact Center Solutions sales. The Company anticipates that existing cash and cash equivalents generated from fiscal 2001 operations will be sufficient to meet its working capital needs through the end of fiscal 2001. In January 2001, the Company renewed its revolving line-of-credit facility with its lender (Note
8).

Working capital as of October 31, 2000 was $1.7 million, compared to $1.8 million as of October 31, 1999. The decrease was primarily attributable to a $1.8 million decrease in cash and cash equivalents, offset by a decrease in accrued compensation and other related expenses of $0.9 million, a decrease in other accrued expenses of $0.4 million and an increase in accounts receivable of $0.5 million.

Cash and cash equivalents as of October 31, 2000 were $1.6 million, compared to $3.4 million as of October 31, 1999. The decrease was primarily attributable to a decrease in accrued compensation and other related expenses of $0.9 million, a decrease in other accrued expenses of $0.4 million and an increase in accounts receivable of $0.5 million.

Accounts receivable as of October 31, 2000 were $1.6 million, compared to $1.1 million as of October 31, 1999. The increase was primarily attributable to increased sales in the Contact Center Solutions division in the fourth quarter of fiscal 2000 compared to the fourth quarter of fiscal 1999.

Fixed assets as of October 31, 2000 were $0.8 million, compared to $0.9 million as of October 31, 1999. The net decrease resulted from depreciation expense of $0.3 million, offset by $0.2 million in asset purchases. Major assets purchased in fiscal 2000 were primarily hardware and software upgrades to the Company's internal computer network and workstations.

In April 2000, the Company renewed its revolving line-of-credit facility with Silicon Valley Bank which allows the Company to borrow up to 75% of its eligible receivables to a maximum of $2,000,000, subject to the right of the bank to make loans only in its discretion. The line-of-credit bears interest at the bank's prime rate plus 2.0% (11.50% at October 31, 2000), and contains a minimum monthly interest charge as well as a monthly collateral fee and an up-front commitment fee of $10,000. If and when the Company borrows under the line-of-credit, it will be required to grant the lender warrants to purchase common stock equal to 2% of the commitment amount at an exercise price equal to the market value of the Company's common stock on the date of the initial borrowing.  The  line  subjects  the  Company  to a  financial  covenant  of not exceeding consolidated quarterly losses of ($70,000) and ($50,000), respectively, for the second and third quarters of fiscal year 2000, and a requirement for consolidated profitability beginning in the fourth quarter of fiscal year 2000. The line also subjects the Company to a number of restrictive covenants, including restrictions on mergers or acquisitions, payment of dividends, and certain restrictions on additional borrowings. The line is secured by all of the Company's assets. At July 31, 2000, Microlog was not in compliance with the financial covenant of not exceeding a consolidated quarterly loss of ($50,000) for the third quarter. The bank waived the covenant at July 31, 2000. At October 31, 2000, the Company was not in compliance with the financial covenant requiring consolidated profitability for the fourth quarter. A waiver was received from the bank for this covenant when the line was renegotiated in January 2001. There was no outstanding debt against this line of credit at October 31, 2000.

In January 2001, the Company renewed its revolving line-of-credit facility with the lender which allows the Company to borrow up to 75% of its eligible receivables to a maximum of $1,000,000, subject to the right of the bank to make loans only in its discretion. The line-of-credit bears interest at the bank's prime rate plus 2.0%, and contains a minimum monthly interest charge, a monthly collateral fee, and an up-front commitment fee of $35,000. The line subjects the Company to a financial covenant of maintaining a minimum tangible net worth tested on a monthly basis. The line also subjects the Company to a number of restrictive covenants, including restrictions on mergers or acquisitions, payment of dividends, and certain restrictions on additional borrowings. The line is secured by all of the Company's assets. As of January 29, 2001, the Company had not drawn against this line.

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

The net loss of $475,000 for fiscal 2000 was attributable to insufficient sales of approximately $1.0 million in the Contact Center Solutions division, of which $400,000 was offset by net income generated from the Old Dominion Systems division. In fiscal 2000, as a result of the restructuring activities and other cost reduction actions taken in fiscal year 1999, operating expenses of the Contact Center Solutions division were reduced by approximately $3.6 million.

The Company was profitable in the first two quarters of fiscal year 2000, but experienced losses in the second two quarters. Insufficient sales in the Contact Center Solutions division were the primary reason for the losses.

The net loss of $4.7 million for fiscal 1999 was attributable to the Company's voice processing operations. Approximately $4.2 million of this loss was due primarily to insufficient voice processing revenues. The loss was also due in part to a $0.3 million increase in the reserve for inventory obsolescence, and $0.7 million in costs incurred for restructuring the Company's voice processing operations. These losses were offset in part by the $0.5 million net income generated from the Company's performance analysis and supports services operations.

The Company experienced losses in all four quarters of fiscal 1999. The losses in each quarter were primarily attributable to insufficient sales in the Company's voice processing operations, restructuring costs of $0.6 million and $0.1 million in the second and fourth quarters, respectively, and increases in the reserve for inventory obsolescence of $0.1 million and $0.2 million in the third and fourth quarters, respectively.

PRICE RANGE OF COMMON STOCK

The common stock is presently traded on the Nasdaq SmallCap Market under the symbol "MLOG." The following table sets forth for the last two years the high and low sales prices per share of the common stock as reported by the Nasdaq SmallCap Market:

                                                                                            High           Low
                                                                                            ----           ---
Fiscal Year Ended October 31, 1999
     First Quarter                                                                           $2.00          $0.81
     Second Quarter                                                                           2.94           0.75
     Third Quarter                                                                            2.31           1.44
     Fourth Quarter                                                                           2.00           1.44

Fiscal Year Ended October 31, 2000
     First Quarter                                                                           $1.91          $1.06
     Second Quarter                                                                           4.13           1.22
     Third Quarter                                                                            2.13           1.06
     Fourth Quarter                                                                           1.50           0.75

On January 19, 2001, there were approximately 217 holders of record of the common stock. This number does not reflect the number of individuals or institutional investors holding stock in nominee name through banks, brokerage firms, and others.

On January 11, 2001, the Company was notified by the Nasdaq SmallCap Market System that it had failed to maintain the standard of a minimum bid price of $1.00 per share of common stock over the previous 30 consecutive trading days and that it was given until April 11, 2001 to regain compliance with this standard. The Company must demonstrate compliance by maintaining a minimum bid price of at least $1.00 per share of common stock for a minimum of 10 consecutive trading days prior to April 11, 2001. If the Company is unable to demonstrate compliance, the common stock will be delisted.

DIVIDEND POLICY

The Company has not paid any cash dividends in over ten years. The agreements governing the Company's revolving line-of-credit facility and the Company's July 1999 investment agreement with TFX Equities, Inc. restrict the Company's ability to pay dividends. See Note 8 of the Notes to Consolidated Financial Statements. The Company does not anticipate paying any cash dividends in the foreseeable future.

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial data should be read in conjunction with the Company's Consolidated Financial Statements and Notes, and with Management's Discussion and Analysis of Financial Condition and Results of Operations included herein.

INCOME STATEMENT DATA (IN THOUSANDS, EXCEPT PER SHARE DATA):

                                                            YEAR ENDED OCTOBER 31,
                                          2000            1999             1998         1997                1996
-------------------------------------------------------------------------------------------------------------------
Sales                                    $ 14,527         $ 18,023        $ 26,457       $ 31,768           $25,707
(Loss) income from operations                (540)          (4,754)         (6,430)         2,374             2,111
Net (loss) income                            (475)          (4,693)         (8,641) (1)     3,732 (2)         2,713 (2)
Net (loss) income per share:
   Basic                                 $  (0.07)        $ (1.02)        $ (2.02)       $    .89           $   .67
   Diluted                               $  (0.07)        $ (1.02)        $ (2.02)       $    .82           $   .59

BALANCE SHEET DATA (IN THOUSANDS):

                                                                  OCTOBER 31,
                                         2000             1999             1998         1997                1996
----------------------------------------------------------------------------------------------------------------
Working capital                          $  1,696         $  1,818          $1,953         $6,671            $3,144
Total assets                                4,718            6,426           8,560         17,055            13,713
Long-term debt, net
  of current maturities                        --               --              74            142               203
Stockholders' equity                        2,443            2,804           3,370         11,888             7,766
-------------------------------------------------------------------------------------------------------------------

1) Net loss for fiscal 1998 includes a $2.15 million (($0.50) per basic and diluted share) write-off of a deferred tax asset. Due to the unprofitable operations in fiscal 1998 and the uncertain future profitability, the Company reassessed the probability of realizing its net operating loss carryforwards and determined that their expected future realization was not likely to be realized in the near future. See Note 11 of the Notes to Consolidated Financial Statements.

2) Net income includes a $1.5 million ($0.36 per share basic and $0.33 per share diluted) and a $0.65 million ($0.16 per share basic and $0.14 per share diluted) income tax benefit for fiscal years 1997 and 1996, respectively.

MICROLOG CORPORATE INFORMATION

DIRECTORS

David M. Gische
Chairman of the Board
Attorney, Ross, Dixon & Bell

Randall P. Gaboriault
Director of Information Technology
Teleflex Incorporated

Robert E. Gray, Jr.
Executive Vice President
Prosperity Bank and Trust

David B. Levi
Director

Joe J. Lynn
Director

John J. Sickler
Vice Chairman
Teleflex, Inc.

John C. Mears
President and Chief Executive Officer
Microlog Corporation

TRANSFER AGENT

Continental Stock Transfer & Trust Company
2 Broadway
New York, NY  10004-2277
(212) 509-4000

ANNUAL MEETING

Thursday, April 5, 2001, 10 a.m.
Corporate Headquarters
20270 Goldenrod Lane
Germantown, MD 20876-4070


TICKER SYMBOL
NASDAQ Over-the-Counter - MLOG

OFFICERS

MICROLOG CORPORATION
PARENT COMPANY & SUBSIDIARY

John C. Mears
President and Chief Executive Officer
Microlog Corporation

Kirk E. Isenbart
Controller and Principal Financial Officer

Arlene A. France
Corporate Secretary

Terence M. McFarland
Vice President, Sales and Marketing

CORPORATE OFFICES

20270 Goldenrod Lane
Germantown, MD 20876-4070
(301) 540-5500






INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Grant Thornton LLP
2070 Chain Bridge Road, Suite 375
Vienna, Virginia  22182-2536

LEGAL COUNSEL

Hogan and Hartson LLP
555 13th Street, NW
Washington, DC  20004-1109